**ING Life Insurance and Annuity Company and its Variable Annuity Accounts B and C**
and
**ING Insurance Company of America and its Variable Annuity Account I**

## Supplement dated April 29, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus and contract prospectus summary, as applicable. Please read it carefully and keep it with your variable annuity contract prospectus and contract prospectus summary, as applicable, for future reference.

_____

**The "Regulatory Matters" sub-section of the prospectus and prospectus summary, as applicable,  is hereby deleted and replaced with the following:**

**Regulatory Matters**

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry.  In each case, the Company and its affiliates have been and are providing full cooperation.

*Fund Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products.  This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading.  The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability.  It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

*Other Regulatory Matters*

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

# CONTRACT PROSPECTUS - APRIL 29, 2005

***The Contracts.*** The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

***Why Reading this Prospectus is Important.*** Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

**Table of Contents . . . Page 3**

You may participate in this contract if you are an eligible employee participating in the State University of New York (SUNY) defined contribution retirement plan or any predecessor SUNY plan under section 403(b) of the Tax Code.

***Investment Options.*** The contracts offer variable investment options and fixed interest options. When we establish your account, you instruct us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans.

***Variable Investment Options.*** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account). Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

***Risks Associated with Investing in the Funds.*** Information about the risks of investing in the funds is located in the "Investment Options" section in this prospectus on page 11 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

***Fixed Interest Options.***
➢ Guaranteed Accumulation Account
➢ Fixed Plus Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

***Getting Additional Information*** You may obtain the April 29, 2005, Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-677-4636, or by writing to us at the address listed in "Questions: Contacting the Company." You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the SEC Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 42 of this prospectus. The SAI is incorporated into this prospectus by reference.

***Additional Disclosure Information.*** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds and the Guaranteed Accumulation Account. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

# CONTRACT PROSPECTUS - APRIL 29, 2005 (CONTINUED)

**The Funds**

Calvert Social Balanced Portfolio
Fidelity® VIP Asset Manager℠ Portfolio (Initial Class)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Select Portfolio (Initial Class)
ING GET U.S. Core Portfolio
ING JPMorgan Fleming International Portfolio (Initial Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)[1]
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)

**The Funds (Continued)**

ING VP Balanced Portfolio, Inc. (Class I)
ING VP Emerging Markets Fund
ING VP Growth and Income Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)[2]
ING VP International Value Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Natural Resources Trust [3]
ING VP Small Company Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
MFS® Total Return Series (Initial Class)

---

(1)  Transfers or deposits to this subaccount are only allowed for participants who had a current balance in the Oppenheimer Strategic Bond Fund/VA subaccount on October 17, 2003 or who were currently directing periodic contributions into the subaccount as of that date. The Oppenheimer Strategic Bond Fund/VA was replaced with the ING Oppenheimer Strategic Income Portfolio (Initial Class) on April 15, 2005. Investment in the substitute fund is subject to the same restrictions as those that applied to the replaced fund. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transfers or deposits into the subaccount will be allowed. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers and deposits.

(2)  Formerly the ING VP Bond Portfolio.

(3)  Transfers or deposits are not allowed into the subaccount investing in this fund, except from accounts established under the contract before May 1, 1998. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers or deposits.

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

**Questions: Contacting the Company.** To answer your questions, contact your local representative or write or call the Company through:

Service Center
P.O. Box 13030
Newark, NJ 07188-0030
 (1-800-677-4636)

**Sending Forms and Written Requests in Good Order.**
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company through the Service Center to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

### Who's Who

**You (the participant):** The individual participating in a retirement plan, where the plan uses the contract as a funding option.

**Plan Sponsor:** The sponsor of your retirement plan. Generally, your employer.

**Contract Holder:** The person or entity to whom we issue the contract. The contract holder is the trustee of a multiple employer trust approved by the Company to apply for and own the contract as authorized by SUNY.

**We, Us, Our (the Company):** ING Life Insurance and Annuity Company. We issue the contract.

### The Contract and Your Retirement Plan

**Retirement plan (plan).** A plan sponsor has established a retirement plan for you. The contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

**Plan Type.** We refer to plans in this prospectus as 403(b), 401(a) and 414(h) plans. For a description, see "Taxation."

**Use of an Annuity Contract in your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b), 401(a) or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

### Contract Rights

Under each contract, we establish an employee account and an employer account for you. You have a nonforfeitable right to the value of your employee account and employer account, as determined by the plan administrator in accordance with the terms of the plan. You may exercise certain rights under the contract as permitted by the plan. See "Contract Ownership and Rights."

**Free Look/Right to Cancel.** Participants may cancel their purchase no later than 10 days after they receive the document evidencing their participation in the contract. See "Right To Cancel."

**Death Benefit.** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

**Withdrawals.** During the accumulation phase, you may, subject to the limits in the contract and certification from the plan administrator that you are eligible, withdraw all or a part of your account value. Certain fees and taxes may apply. See "Withdrawals" and "Taxation." Amounts withdrawn from the Guaranteed Accumulation Account may be subject to a market value adjustment. See Appendix I.

**Systematic Distribution Options.** Subject to the terms of the plan, you may elect to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees.** Certain fees are deducted from your account value. See "Fee Table" and "Fees."

**Taxation.** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

**Contract Phases**

**I. The Accumulation Phase.** (accumulating retirement benefits under your contract)

**STEP 1:** You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials. The contract holder directs us to set up an employee account and employer account under each contract.

**STEP 2:** You direct us to invest your account dollars in one or more of the following investment options:
a) Fixed Interest Options; or
b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.



**II. The Income Phase.** (receiving income phase payments from your contract)

If you wish to begin receiving payments from your contract, you may elect from the options available. The contract offers several income phase payment options. See "The Income Phase." In general, you may:

➢ Receive income phase payments over a lifetime or for a specified period;
➢ Receive income phase payments monthly, quarterly, semi-annually or annually;
➢ Select an income phase payment option that provides a death benefit to your beneficiary(ies); and
➢ Select fixed income phase payments or payments that vary based upon the performance of the variable investment options you select.

# FEE TABLE

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract, taking a loan from the contract or transferring cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.**

**The following table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

### *Maximum Contract Holder Transaction Expenses*

Loan Interest Rate Spread (per annum) [1]                2.5%

[1]  This is the difference between the rate applied and the rate credited on loans under your contract.  See "Loans."  Currently the loan interest rate spread is 2.5% per annum.

| *Separate Account Annual Expenses* (as a percentage of average account value) | ING VP Money Market Portfolio Subaccount | ING GET U.S. Core Portfolio Subaccount | All Other ING Fund/ Portfolio Subaccounts | All non-ING Subaccounts |
|---|---|---|---|---|
| Mortality and Expense Risk Charge | 0.10% | 0.75% | 0.75% | 0.85% |
| Administrative Expense Charge | 0.25% | 0.25% | 0.25% | 0.25% |
| ING GET Fund Guarantee Charge[2] | N/A | 0.25% | N/A | N/A |
| Total Separate Account Annual Expenses | 0.35% | 1.25% | 1.00% | 1.10% |

[2]  The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund Guarantee Charge.

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract.  The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| **Total Annual Fund Operating Expenses*** | Minimum | Maximum |
| (expenses that are deducted from fund assets, including management fees and other expenses) | 0.10% | 1.33% |

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be the same as shown above.

## *Fees Deducted by the Funds*

**Using this Information.** The following table shows the investment advisory fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectus for additional information.

**How Fees are Deducted.** Fees are deducted from the value of fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. The column labeled "Fees and Expenses Waived or Reimbursed" shows only contractual waivers or reimbursements that continue through at least May 1, 2006. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004. There is no guarantee that actual expenses will be the same as those shown in the table.

## Fund Expense Table[(1)(2)]

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| Calvert Social Balanced Portfolio[(3)] | 0.70% | -- | 0.21% | 0.91% | -- | 0.91% |
| Fidelity® VIP Asset Manager[SM] Portfolio (Initial Class) | 0.53% | -- | 0.12% | 0.65% | -- | 0.65% |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | 0.57% | -- | 0.11% | 0.68% | -- | 0.68% |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | 0.47% | -- | 0.11% | 0.58% | -- | 0.58% |
| Fidelity® VIP High Income Portfolio (Initial Class) | 0.58% | -- | 0.13% | 0.71% | -- | 0.71% |
| Fidelity® VIP Index 500 Portfolio (Initial Class)[(4)] | 0.10% | -- | -- | 0.10% | -- | 0.10% |
| Franklin Small Cap Value Securities Fund (Class 2)[(5)(6)] | 0.53% | 0.25% | 0.18% | 0.96% | 0.04% | 0.92% |
| ING American Century Select Portfolio (Initial Class)[(7)] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING GET U.S. Core Portfolio[(8)(9)(10)] | 0.60% | 0.25% | 0.15% | 1.00% | -- | 1.00% |
| ING JPMorgan Fleming International Portfolio (Initial Class) | 0.80% | -- | 0.20% | 1.00% | -- | 1.00% |

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| ING MFS Capital Opportunities Portfolio (Initial Class) | 0.65% | -- | 0.25% | 0.90% | -- | 0.90% |
| ING Oppenheimer Global Portfolio (Initial Class) [7] | 0.60% | -- | 0.06% | 0.66% | -- | 0.66% |
| ING Oppenheimer Strategic Income Portfolio (Initial Class) [11] | 0.50% | -- | 0.04% | 0.54% | -- | 0.54% |
| ING PIMCO Total Return Portfolio (Service Class) [12] | 0.50% | -- | 0.60% | 1.10% | -- | 1.10% |
| ING Salomon Brothers Aggressive Growth Portfolio (Initial Class) | 0.69% | -- | 0.13% | 0.82% | -- | 0.82% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [7] | 0.64% | -- | 0.02% | 0.66% | -- | 0.66% |
| ING T. Rowe Price Growth Equity Portfolio (Initial Class) | 0.60% | -- | 0.15% | 0.75% | -- | 0.75% |
| ING UBS U.S. Large Cap Equity Portfolio (Initial Class) | 0.70% | -- | 0.15% | 0.85% | -- | 0.85% |
| ING VP Balanced Portfolio, Inc. (Class I) [13] | 0.50% | -- | 0.09% | 0.59% | -- | 0.59% |
| ING VP Emerging Markets Fund, Inc. [14][15] | 0.85% | -- | 0.39% | 1.24% | (0.05%) | 1.29% |
| ING VP Growth and Income Portfolio (Class I) [13] | 0.50% | -- | 0.08% | 0.58% | -- | 0.58% |
| ING VP Index Plus LargeCap Portfolio (Class I) [13][16] | 0.35% | -- | 0.09% | 0.44% | -- | 0.44% |
| ING VP Index Plus MidCap Portfolio (Class I) [13][16] | 0.40% | -- | 0.09% | 0.49% | -- | 0.49% |
| ING VP Index Plus SmallCap Portfolio (Class I) [13][16] | 0.40% | -- | 0.09% | 0.49% | -- | 0.49% |
| ING VP Intermediate Bond Portfolio (Class I) [13] | 0.40% | -- | 0.08% | 0.48% | -- | 0.48% |
| ING VP International Value Portfolio (Class I) [17][18] | 1.00% | -- | 0.22% | 1.22% | 0.22% | 1.00% |
| ING VP Money Market Portfolio (Class I) [13] | 0.25% | -- | 0.09% | 0.34% | -- | 0.34% |
| ING VP Natural Resources Trust [14][15] | 1.00% | -- | 0.33% | 1.33% | -- | 1.33% |
| ING VP Small Company Portfolio (Class I) [13][16] | 0.75% | -- | 0.09% | 0.84% | -- | 0.84% |
| ING VP Strategic Allocation Balanced Portfolio (Class I) [13][16] | 0.60% | -- | 0.10% | 0.70% | -- | 0.70% |
| ING VP Strategic Allocation Growth Portfolio (Class I) [13][16] | 0.60% | -- | 0.10% | 0.70% | -- | 0.70% |
| ING VP Strategic Allocation Income Portfolio (Class I) [13][16] | 0.60% | -- | 0.10% | 0.70% | 0.05% | 0.65% |
| ING VP Value Opportunity Portfolio (Class I) [13][16] | 0.60% | -- | 0.09% | 0.69% | -- | 0.69% |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) | 0.75% | -- | 0.42% | 1.17% | -- | 1.17% |
| MFS® Total Return Series (Initial Class) [19] | 0.75% | -- | 0.08% | 0.83% | -- | 0.83% |

*Footnotes to "Fund Expense Table"*

(1)  The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(2)  In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. The investment management fee shown in the fee table is apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(3)  Expenses are based on expenses for the Portfolio's most recent fiscal year. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), to the Subadvisors, and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of Calvert.

(4)  Effective March 1, 2005, the terms of the fund's expense limit were changed to make it more permanent. Under the new arrangement, management fees for the fund have been reduced to 0.10%, and fund expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, securities lending fees, or extraordinary expenses). Under the new contract, this expense limit may not be increased without approval of the fund's shareholders and board of trustees. Thus, the expense limit is now required by contract and is no longer voluntary on the fund manager's part. The expense limit does not, however, apply to new funds or classes that may be created in the future.

(5)  While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(6)  The manager had agreed in advance to reduce its fee to reflect reduced services resulting form the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an exemptive order by the SEC. The Fund's fiscal year end is April 30.

(7)  Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio and from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio and ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

(8)  Investments are accepted into the ING GET U.S. Core Portfolio only during the Offering Period. See Appendix III in the contract prospectus for a listing of Offering and Guarantee Periods for projected ING GET U.S. Core Portfolio offerings.

(9)  The amounts shown are the estimated operating expenses during the Guarantee Period for the Series as a ratio of expenses to average daily net assets. Expenses during the Offering Period are: Management (Advisory) Fees of 0.25%; 12b-1 Fee of 0.25%; Other Expenses of 0.15%; Total Annual Fund Operating Expenses of 0.65% and Net Annual Fund Operating Expenses of 0.65%. Pursuant to a Distribution Plan adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, LLC (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of promoting the sale of the Series' shares and providing certain related services. For additional information, please see the Series' SAI.

(10)  ING Investments, LLC, the investment adviser to the Series, has entered into an expense limitation contract with the Series under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses, through December 31, 2006. The expense limit for the Series is shown as Net Annual Fund Operating Expenses in the table above. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(11) Based on estimated expenses for the current fiscal year.

(12) Other Expenses include a Shareholder Services fee of 0.25%.

(13) The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

(14) The amounts shown are the estimated operating expenses for shares of each fund as a ratio of expenses to average daily net assets. These estimates are based on each Fund's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Fund, has agreed.

(15) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with each Fund under which it will limit expenses of the Funds, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers. The expense limit is 2.50% for each Fund. The expense limits will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement which is not reflected in the fund expense table, ING Investments, LLC has lowered the expense limit to 1.75% for ING VP Emerging Markets Fund and to 1.18% for ING VP Natural Resources Trust through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(16) ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(17) The amounts shown are the estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for the Portfolio for the current fiscal year.

(18) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For the Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(19) The series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may have entered into or may enter into brokerage arrangements, that reduce or recapture the series' expenses. Other Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these expense reductions been taken into account, Net Annual Fund Operating Expenses would be lower and would equal 0.82% for MFS Total Return Series.

*Hypothetical Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the particular fund, and fund fees and expenses.**

<u>*Example 1*</u>*:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1 Year | 3 Years | 5 Years | 10 Years |
|--------|---------|---------|----------|
| $236 | $727 | $1,245 | $2,666 |

<u>*Example 2*</u>*:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1 Year | 3 Years | 5 Years | 10 Years |
|--------|---------|---------|----------|
| $122 | $381 | $660 | $1,455 |

## CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix V, we provide condensed financial information about the Variable Annuity Account C (the separate account) subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

## INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.  When we establish your account(s), you instruct us to direct account dollars to any of the available options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

➤ **Fund Descriptions.** We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge from the Service Center at the address and phone number listed in "Contract Overview-Questions," by accessing the SEC's website, or by contacting the SEC Public Reference Room.

**Fixed Interest Options.** For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus.

**ING GET U.S. Core Portfolio.**   An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. Please see Appendix III for a projected schedule of ING GET Fund series offerings. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan.  If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance.  If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

---

*Selecting Investment Options*
- **Choose options appropriate for you.** Your ING representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, the fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

---

**Limits on Option Availability.** Some funds and fixed interest options may not be available through certain contracts or plans. We may add, withdraw or substitute funds, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

**Limits on Number of Options Selected.** No more than 18 investment options may be selected for your account at any one time during the accumulation phase. If you have an outstanding loan, we reserve the right to restrict the number of investment options selected to a total of 18 cumulative selections over the life of your account. We do not currently impose this restriction. Each subaccount, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account counts as one option. If you have a loan on the account, each option counts toward the limit, even after the full value is transferred to other options.

Each subaccount, the Fixed Plus Account and each classification of the Guaranteed Accumulation Account counts as one option.

**Limits Imposed by Underlying Funds.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

**Additional Risks of Investing in the Funds.** *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, is bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

➢ Mixed-bought for annuities and life insurance
➢ Shared-bought by more than one company

It is possible that a conflict of interest may arise due to mixed and/or shared funding, that could adversely impact the fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share values to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which might arise and to determine what action, if any, should be taken to address such conflicts.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase, and up to twelve times per calendar year during the income phase, you may transfer among variable investment options. You may make a request in writing, by telephone or, where applicable, electronically. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. Transfers must be made in accordance with the terms of the contract and your plan. Transfers from fixed interest options are restricted as outlined in Appendices I and II.

**Value of Transferred Dollars.** The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our Service Center.

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1) exceeds our then-current monitoring standard for frequent trading;

2) is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3) if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants, we will take the following actions to deter such activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and Internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by Underlying Funds.** Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

**The Dollar Cost Averaging Program.** The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount from the ING VP Money Market Portfolio to the Fixed Plus Account, GAA, or one or more subaccounts that you select. Amounts transferred to or from the Fixed Plus Account and subsequently withdrawn from the contract during the accumulation phase may be subject to the Fixed Plus Account transfer and partial surrender restrictions. (See Appendix II). Amounts transferred from the Guaranteed Accumulation Account before the end of a guaranteed term may be subject to a market value adjustment. (See Appendix I and the Guaranteed Accumulation Account prospectus.) Dollar cost averaging is not permitted into the ING Oppenheimer Strategic Income Portfolio, ING GET Fund and ING VP Natural Resources Trust subaccounts. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview-Questions." This program is not available to participants in the Asset Rebalancing Program.

**The Asset Rebalancing Program.** This program allows you to have your account value automatically reallocated to specified percentages on a scheduled basis. There is no additional charge for this service. If elected, account values invested in the subaccounts (excluding the ING GET Fund subaccount) will be rebalanced. Account values invested in the Guaranteed Accumulation Account and the Fixed Plus Account will not be rebalanced. To elect to participate in the Asset Rebalancing Program, contact the Service Center. This program is not available to participants in the Dollar Cost Averaging Program.

# CONTRACT PURCHASE OR PARTICIPATION

**Contracts Available for Purchase.** The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Code Section 403(b), 401(a) and 414(h). They are designed to fund the State University of New York (SUNY) defined contribution retirement plan (the SUNY Plan), and to accept transfers of amounts made to the predecessor program which is qualified under Section 403(b) of the Code.

There are two group deferred variable and fixed annuity contracts:

1) The rollover contracts, for transferred assets from the predecessor Section 403(b) optional retirement program; and
2) The modal contracts for ongoing contributions and transferred assets made to the SUNY Plan, a plan qualified under sections 401(a) and 414(h) of the Code.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b), 401(a) or 414(h) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative, taking into account the additional fees and expenses you may incur in an annuity.

**Purchasing the Contract.** The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

**Participating in the Contract.** To participate in the contract, complete an enrollment form and submit it to the Service Center. (See "Contract Overview - Questions.") If your enrollment is accepted, we establish an employee account and an employer account for each participant.

➢ Under the rollover contract, we will allocate purchase payments attributable to transfers of after-tax employee contributions made to a predecessor 403(b) plan to the employee account, and purchase payments attributable to a transfer of employer contributions made under the same plan to the employer account.

➢ Under the modal contract, we will allocate funds attributable to Code section 414(h) contributions to an employee account, and ongoing payments under Code section 401(a) and transferred funds attributable to Code section 401(a) contributions from another investment provider to an employer account.

**Acceptance or Rejection of Application or Enrollment Forms.** We must accept or reject an application or your enrollment forms within two business days of receipt. If the application or enrollment forms are incomplete, we may hold any forms and accompanying purchase payments for five days, unless you consent to our holding them longer. Under limited circumstances, we may also agree to hold purchase payments for longer periods with the permission of the contract holder. If we agree to this, we will deposit the payments in the ING VP Money Market Portfolio subaccount until the forms are completed (for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any payments.

**Allocating Purchase Payments to the Investment Options.** You direct us to allocate initial purchase payments among the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages and there may be limitations on the number of investment options that can be selected at any one time. See "Investment Options" and "Transfers."

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59 1/2.

2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4) Exchanges - If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

## CONTRACT OWNERSHIP AND RIGHTS

**Who owns the Contract?** We issue the contract to a trustee of a multiple employer trust that has applied for and owns the contract as authorized by SUNY and the Company.

**Who Owns Money Accumulated under the Contract?** You have the right to the nonforfeitable value of your employee account and employer account, as determined by the plan administrator in accordance with the terms of the plan.

**What Rights Do I Have under the Contract?** You may select the investment options to be used for allocations to your employee account and employer account. You may elect an income phase payment if the plan administrator certifies that you are eligible for a distribution and that the form of annuity is permitted under the terms of the plan.

## RIGHT TO CANCEL

**When and How to Cancel.** You may cancel your purchase within ten days after receiving the document evidencing your interest by returning it to the Service Center along with a written notice of cancellation.

**Refunds.** We will produce a refund to you not later than seven calendar days after we receive the document evidencing your interest and the written notice of cancellation at the Service Center. The refund will equal the dollars contributed to your accounts plus any earnings or less any losses attributable to the purchase payments allocated to the variable investment options. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. No market value adjustment will be applied to any amounts you contributed to the Guaranteed Accumulation Account.

# FEES

*Types of Fees*
There are five types of fees your account may incur:
- ➢ Maximum Transaction Fees
  - • Redemption Fees
- ➢ Fees Deducted from the Subaccounts
  - • Mortality and Expense Risk Charge
  - • Administrative Expense Charge
- ➢ Fees Deducted by the Funds
  - • Investment Advisory Fees
  - • Other Expenses
  - • 12b-1 Fees

- ➢ Premium and Other Taxes
- ➢ ING GET Fund Guarantee Charge

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the Fee Table for information on fees.

## *Maximum Transaction Fees*

### *Redemption Fees*

If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value.

## *Fees Deducted from the Subaccounts*

### *Mortality and Expense Risk Charge*

**Amount.** The mortality and expense risk charge during the accumulation phase is the following percentage on an annual basis of your account value invested in the subaccounts.

| | |
|---|---|
| ING VP Money Market Portfolio Subaccount | 0.10% |
| All Other ING Fund/Portfolio subaccounts | 0.75% |
| Non-ING subaccounts | 0.85% |

During the income phase, the mortality and expense risk charge is 1.25% on an annual basis of your account value invested in the subaccounts.

**When/How.** We deduct this fee daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. We deduct this fee during the accumulation phase and the income phase. See also "The Income Phase - Charges Deducted."

**Purpose.** The fee compensates us for the mortality and expense risks we assume under the contracts.

- ➢ The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
- ➢ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

### *Administrative Expense Charge*

**Amount.** 0.25% on an annual basis from your account value invested in the funds.

**When/How.** We deduct this fee daily during the accumulation phase from your account value held in the subaccounts corresponding to the funds you select. We do not currently deduct this fee during the income phase, although we reserve the right to do so. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

**Purpose.** This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this fee.

### *Fund Fees and Expenses*

As shown in the Fund Expense Table which begins of on page 7 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner or participant services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generally generate the least amount of revenue.

**Types of Revenue Received from Affiliated Funds.** Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets and included within the "Management (Advisory) Fees" column of the Fund Expense Table that begins on page 7 of this prospectus;

- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 Fees" column of the Fund Expense Table.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds.** Revenues received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments are not disclosed in the Fund Expense Table and do not increase directly or indirectly the fees and expenses shown in the Fund Expense Table. These additional payments may be used by us to finance distribution of the contract.

The following table shows the five unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2004, in connection with the registered variable annuity contracts issued by the Company:

1) Fidelity Investments
2) MFS Investment Management
3) Lord Abbett Funds
4) Calvert Funds
5) Franklin Templeton Investments

If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

### *Premium and Other Taxes*

Currently, there is no premium tax on annuities under New York regulations. If the state does impose a premium tax, it would be deducted from the amount applied to an income phase payment option. We reserve the right to deduct a charge for state premium tax from the purchase payments(s) or from the account value at any time, but no earlier than when we have a tax liability under state law.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

*ING GET Fund Guarantee Charge*

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

➢ Account dollars directed to the fixed interest options, including interest earnings to date; less
➢ Deductions, if any, from the fixed interest options (e.g., withdrawals, fees); plus
➢ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

➢ The net assets of the fund held by the subaccount as of the current valuation, minus;
➢ The net assets of the fund held by the subaccount at the preceding valuation, plus or minus;
➢ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
➢ Divided by the total value of the subaccount units at the preceding valuation;
➢ Minus a daily deduction for the mortality and expense risk charge and the administrative expense charge and any other fees, such as guarantee charges for ING GET Fund, deducted from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



**Step 1:** You make an initial contribution of $5,000.

**Step 2:**
A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Any subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the New York Stock Exchange (Exchange) (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange on that day. The value of subaccounts may vary day to day.

# WITHDRAWALS

**Making a Withdrawal.** Subject to limitations on withdrawals from the Fixed Plus Account, you may withdraw all or a portion of your account value at any time during the accumulation phase except for a distribution due to a financial hardship as defined by the plan. Your plan administrator must certify that you are eligible, both as to the timing and form of distribution.

**Steps for Making a Withdrawal.** You must:

➢ Select the withdrawal amount.

1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) plus the amount available for withdrawal from the Fixed Plus Account.

2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. The amounts available from the Fixed Plus Account may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix II.

➢ Select Investment Options. If this is not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
➢ Properly complete a disbursement form and submit it to the Service Center.

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either: (1) As of the next valuation after we receive a request for withdrawal in good order at the Service Center, or (2) On such later date as specified on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, the payment will be sent not later than seven calendar days following our receipt of the disbursement form in good order at the Service Center.

**Taxes, Fees and Deductions**
Amounts withdrawn may be subject to one or more of the following:

➢ Market Value Adjustment (see Appendix I)
➢ Redemption Fees (See "Fees - Redemption Fees")
➢ Tax Penalty (see "Taxation")
➢ Tax Withholding (see "Taxation")

To determine which may apply, refer to the appropriate sections of this prospectus, contact your ING representative or call the Service Center at the number listed in "Contract Overview-Questions."

**Reinvestment Privilege.** The contracts allow the one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinvest them, we will reinvest them in a GET Fund series that is then accepting deposits, if one is available.  If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis.  Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Accumulation Account (see Appendix I). Seek competent advice regarding the tax consequences associated with reinvestment.

## LOANS

**Availability.** You may take out a loan from your account value during the accumulation phase. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code or due to our administrative practices or plan requirements. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to our Home Office. Read the terms of the loan agreement before submitting any request.

**Loan Interest.**  Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread).

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. In addition, for the employer account and certain employee accounts, except for a distribution due to a financial hardship as defined by the plan, the contract holder must provide written certification that the distribution is in accordance with the terms of the plan. To determine what systematic distribution options are available, check with the Company at the Service Center.

The systematic distribution options currently available under the contract include the following:

> **SWO-Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulated under the contract. (This option may not be available if you have an outstanding loan.)

> **LEO-Life Expectancy Option.** This option provides for annual payments for a number of years equal to your life expectancy or the expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code Section 72. See "Taxation."

> **ECO-Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law at the later of age 70 1/2 or retirement, and pay you that amount once a year.

> **Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or from the Company at the Service Center.

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Terminating a Systematic Distribution Option.** Once a systematic distribution option is elected, you may revoke it at any time by submitting a written request to the Service Center. Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected unless the Tax Code permits it.

**Charges and Taxation.** When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" section. Taking a withdrawal through a systematic distribution option may have tax consequences. If you are concerned about tax implications consult a tax adviser before one of these options is elected.

**Features of a Systematic Distribution Option**
A systematic distribution option allows you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained and any accumulation phase fees may apply.

# DEATH BENEFIT

**During the Income Phase**
This section provides information about the accumulation phase. For death benefit information applicable to the income phase see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary you name for your account.

## *During the Accumulation Phase*

### Payment Process

1. Following your death, your beneficiary must provide the Company with proof of death acceptable to us and a payment request in good order.

2. The payment request should include selection of a benefit payment option.

3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the Service Center, we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:

➢ Lump-sum payment;
➢ Payment in accordance with any of the available income phase payment options - see "The Income Phase-Payment Options"; or
➢ If the beneficiary is your spouse, payment in accordance with an available systematic distribution option. See "Systematic Distribution Options."

The beneficiary may also leave the account value invested in the contract, subject to Tax Code limits on the length of time amounts may remain invested, and subject to market fluctuation.

**The Value of the Death Benefit.** The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a death claim in good order. Interest on amounts invested in the fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The contracts provide a guaranteed death benefit which can be elected within the first six months after your death. A beneficiary who either elects an income phase payment option, takes a total distribution of the account, or if the spouse, registers the account in his or her name, may elect to receive the guaranteed death benefit provided he or she has notified the Company of such election within six months after the participant's death. The guaranteed death benefit is the greater of:

(a)    The sum of payments (minus any applicable premium tax and any outstanding loan amount) made to your account, adjusted for amounts withdrawn or applied to an income phase payment option from your account; or

(b)    Your account value on the day that notice of death and request for payment or notice of election of the death benefit are received in good order at our Home Office, plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA.

A beneficiary may not make this election after he or she has initiated income phase payments or taken a total account distribution.

The amount payable above to the beneficiary in (a) is initially equal to the first payment made to your account (minus any applicable premium tax).  This amount is then adjusted upon each subsequent payment, partial withdrawal, or any amount applied to an income phase payment option.  The adjustment for subsequent payments made will be dollar for dollar. For accounts established on or after February 1, 2004, the adjustment for amounts withdrawn or applied to an income phase payment option will be proportionate, reducing the sum of all payments made in the same proportion that the account value was reduced on the date of the partial withdrawal or application to an income phase payment option.  For accounts established before February 1, 2004, the adjustment for amounts withdrawn or applied to an income phase payment option will be dollar for dollar.

If the amount of the death benefit in (a) is greater than the account value in (b), the Company will deposit to the account the amount by which the death benefit exceeds the account value. The amount paid to the beneficiary will equal the account value on the date the payment request is processed.  The amount paid to the beneficiary may be more or less than the amount of the death benefit determined in (a) when the notice of death was received.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

# THE INCOME PHASE

We may have used the following terms in prior prospectuses:

**Annuity Phase**-Income Phase

**Annuity Option**-Payment Option

**Annuity Payment**-Income Phase Payment

**Annuitization**-Initiating Income Phase Payments

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

**Initiating Payments.** At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

➢ Payment start date;
➢ Income phase payment option (see the income phase payment options table in this section);
➢ Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
➢ Choice of fixed, variable or a combination of both fixed and variable payments; and
➢ Selection of an assumed net investment rate (only if variable payments are elected).

The account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payment include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, whether fixed, variable or a combination of both fixed and variable payments are selected, and, for variable payments, the assumed net investment rate selected.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payment amounts do not vary over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available during the income phase. You may make up to twelve transfers per calendar year among available variable investment options. For variable income phase payments, an assumed net investment rate must be selected.

**Payments from Fixed Plus Account Values.** If a nonlifetime income phase payment option is selected, for amounts held in the Fixed Plus Account during the accumulation phase, income phase payments may only be made on a fixed basis.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3 1/2%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling the Company. See "Contract Overview-Questions."

**Minimum Payment Amounts.** The income phase payment option selected must result in one or both of the following:

➢ A first income phase payment of at least $20; or
➢ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you must elect a lump-sum payment.

**Charges Deducted**. When you select an income payment phase option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at our Home Office at the following address:

> ING
> Customer Service Settlements - 5906
> 151 Farmington Avenue
> Hartford, CT 06101-8732

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

## *Income Phase Payment Options*

The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the Tables:**

**Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.

**Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. |
| | **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5-20 years or as otherwise specified in the contract. |
| | **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments. |
| Life Income- Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. |
| | **Continuing Payments:** |
| | **(a)** This option allows a choice of 100%, 66 $^2/_3$% or 50% of the payment to continue to the surviving annuitant after the first death; or |
| | **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. |
| | **Death Benefit-None:** Payments end after the deaths of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 60 months, or as otherwise specified in the contract. |
| | **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. |
| | **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments. |
| Life Income-Cash Refund Option-fixed payment only | **Length of Payments:** For as long as the annuitant lives. |
| | **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income payments paid. |
| Life Income-Two Lives-Cash Refund Option-fixed payment only | **Length of Payments:** For as long as either annuitant lives. |
| | **Continuing Payment:** 100% of the payment to continue after the first death. |
| | **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income payments paid. |

**Lifetime Income Phase Payment Options Continued:**

| Nonlifetime Income Phase Payment Options | |
|---|---|
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for 6-30 years. In certain cases a lump-sum payment may be requested at any time (see below). |
| | **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |

**Lump-Sum Payment:** If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Service Center.

**Calculation of Lump-Sum Payments.** If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments, or the 3 1/2% or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

# TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

## Introduction

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

➢ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
➢ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
➢ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
➢ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information contact the Internal Revenue Service (IRS). No attempt is made to provide more than general information about the use of the contract with tax-qualified retirement arrangements.

## The Contract

The contracts are designed to provide retirement benefits to participants under the SUNY Plan. Payments made under Tax Code sections 401(a), 414(h) and 403(b) are permitted under the contracts. SUNY and participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

## Investor Control

Although earnings under the contract are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner, including participants under Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rate share of the assets of the separate account.

## Withdrawals and Other Distributions

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. The tax rules vary according to plan type and the terms and conditions of the plan.

We report the taxable portion of all distributions to the IRS.

## Taxation of Distributions

All distributions from a 401(a) or a 403(b) plan are taxed as received unless:

➢ The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or

➢ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, a portion of the distribution may be excluded from gross income according to the rules detailed in the Tax Code.

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

## 10% Penalty Tax

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan, unless one or more of the following apply:

(a) You have attained age 59 1/2;
(b) You have become disabled, as defined in the Tax Code;
(c) You have died and the distribution is to your beneficiary;
(d) You have separated from service with the plan sponsor at or after age 55;
(e) The distribution is rolled over into another eligible retirement plan or to an IRA in accordance with the Tax Code;
(f) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary and you have had a separation from service with the plan sponsor; or
(g) The distribution is made due to an IRS levy upon your account; or
(h) The withdrawal amount is paid to an alternative payee under a Qualified Domestic Relations Order (QDRO).

In addition, the penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

## Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status. Certain distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, with respect to certain distributions you or a designated beneficiary may elect not to have tax withheld.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

*Required Minimum Distributions*

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These rules dictate the following:

➢ Start date for distributions;
➢ The time period in which all amounts in your account(s) must be distributed; and
➢ Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess of the December 31, 1986 balance be distributed earlier.

**Time Period.** We must pay out distributions from the contracts over a period not extending beyond one of the following time periods:

➢ Over your life or the joint lives of you and your designated beneficiary; or
➢ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each periodic distribution must be calculated in accordance with Tax Code Section 401(a)(9).

**50% Excise Tax.** If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

**Minimum Distribution of Death Benefit Proceeds.** Different distribution requirements apply if your death occurs:

➢ On or after the date you begin receiving minimum distributions under the contract; or
➢ Before you begin receiving such distributions.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die September 1, 2005, your entire balance must be distributed to the designated beneficiary by December 31, 2010. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within either of the following time-frames:

➢ Over the life of the designated beneficiary; or
➢ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Designated Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin by the later of the following:

➢ December 31 of the calendar year following the calendar year of your death; or
➢ December 31 of the calendar year in which you would have attained age 70 1/2.

## *Assignment or Transfer of Contracts*

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than: a plan participant as a means to provide benefit payments; an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or to the company as collateral for a loan.

## *Exclusion From Gross Income*

In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 401(a) plan cannot exceed, generally, the lesser of 100% of your compensation or $42,000. Compensation means your compensation for each year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

## *Rules Specific to Certain Plans*

**401(a) Plans.** Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

**414(h) Plans.** Under Tax Code section 414(h), where a governmental employer "picks up" plan contributions otherwise designated as employee contributions, the contributions are treated as employer contributions. The 414(h) contributions are excluded from the employee's taxable income and are not subject to federal income tax withholding.

**Proposed Regulations for 403(b) Plans**. In November, 2004 the Treasury Department proposed regulations which, if finalized, do not take effect until after 2005. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include the ability of a 403(b) plan to be terminated which would entitle a participant to a distribution, a revocation of IRS Revenue Ruling 90-24 which would increase restrictions on a participant's right to transfer his or her 403(b) accounts, the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

## *Restrictions on Distributions*

The SUNY Plan permitted only employee after-tax and employer contributions to the 403(b) plan. The Tax Code imposes no restrictions on the distribution of employee after-tax contributions or employer contributions. The SUNY Plan however may impose restrictions on distributions.

## *Taxation of Gains Prior to Distribution*

You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements under Tax Code sections 401(a), 414(h) and 403(b) also generally defer payment of taxes on earnings until they are withdrawn. (See "Taxation of Distributions" earlier in this "Taxation" section for a discussion of how distributions under the various types of plans are taxed.) When an annuity contract is used to fund one of these tax-qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your financial representative. You should discuss your alternatives with your financial representative.

*Possible Changes in Taxation*

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

*Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Separate Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

# CONTRACT DISTRIBUTION

**General.** The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

| | |
|---|---|
| Banknorth Investment Group, Inc. | ING Barings Corp. |
| Baring Investment Services, Inc. | ING Direct Funds Limited |
| Compulife Investor Services, Inc. | ING DIRECT Securities, Inc. |
| Directed Services, Inc. | ING Financial Partners, Inc. |
| Financial Network Investment Corporation | ING Funds Distributor, LLC |
| Granite Investment Services, Inc. | Multi-Financial Securities Corporation |
| Guaranty Brokerage Services, Inc. | PrimeVest Financial Services, Inc. |
| ING America Equities, Inc. | Systematized Benefits Administrators, Inc. |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 1% to a maximum of 4% of the first year of payments to an account. We may also pay renewal commissions on payments made after the first year up to 1.00%, and asset-based service fees up to 0.15% may also be paid.

In addition, we may also pay ongoing annual compensation of up to 20% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 4% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

- Marketing allowances;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

| | |
|---|---|
| 1) Lincoln Investment Planning Inc. | 13) Cadaret Grant & Co., Inc. |
| 2) Symetra Investment Services, Inc. | 14) Proequities, Inc. |
| 3) SunAmerica Securities, Inc. | 15) Investment Professionals, Inc. |
| 4) Securities America, Inc. | 16) Jefferson Pilot Securities Corporation |
| 5) ING Financial Partners, Inc. | 17) McGinn, Smith & Co., Inc. |
| 6) Financial Network Investment Corp. | 18) Linsco/Private Ledger Corp. |
| 7) Investacorp Inc. | 19) Queens Road Securities |
| 8) Huckin Financial Group | 20) A.G. Edwards & Sons |
| 9) National Planning Corporation | 21) Horan Securities, Inc. |
| 10) Walnut Street Securities, Inc. | 22) Lincoln Financial Advisors Corporation |
| 11) NIA Securities, L.L.C. | 23) Securities Service Network, Inc. |
| 12) MML Investors Services, Inc. | 24) Woodbury Financial Services, Inc. |
| | 25) M Holdings Securities, Inc. |

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

**Third Party Compensation Arrangements.** Occasionally:

➢ Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or
➢ The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

# OTHER TOPICS

## *The Company*

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management.  Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954).  Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

## *Variable Annuity Account C*

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company.  The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:

➢ Standardized average annual total returns; and
➢ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges and ING GET Fund guarantee charges, if any).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except that we may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

*Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, you have a fully vested interest in the value of your account. Therefore, under the plan you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Currently, we obtain participant voting instructions directly from participants, subject to receipt of authorization from the contract holder to accept such instructions. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

➢ During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund.
➢ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

*Transfer of Ownership; Assignment*

No assignment of a contract will be binding on us unless made in writing and sent to us at the Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee of record.

*Contract Modification*

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

## Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances: (a) on any valuation date when the New York Stock Exchange is closed (except customary weekend and holidays) when trading on the Exchange is restricted; (b) when an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable fairly to determine the value of the subaccount's assets; (c) during any other periods the SEC may by order permit for the protection of investors. The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

## Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

# CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History
Variable Annuity Account C
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Service Center at the number listed in "Contract Overview-Questions."

# APPENDIX I
# GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (GAA) is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option.

**General Disclosure.** Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:

➢ The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.

➢ The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

**Fees and Other Deductions.** If all or a portion of your account value in GAA is withdrawn, you may incur the following:

➢ Market Value Adjustment (MVA)-as described in this appendix and in the GAA prospectus; or
➢ Tax Penalties and/or Tax withholding-see "Taxation."

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment (MVA).** If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

➢ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA.
➢ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general, we offer the following guaranteed terms:

➢ Short-term-three years or fewer; and
➢ Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, you may:

➢ Transfer dollars to a new guaranteed term;
➢ Transfer dollars to other available investment options; or
➢ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

**Transfer of Account Dollars.** Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**Income Phase.** GAA can not be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

**Loans.** You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

**Reinvesting Amounts Withdrawn from GAA.** If amounts are withdrawn from GAA and then reinvested in GAA, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

# APPENDIX II
# FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under the contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

---

Additional information about this option may be found in the contract.

---

**General Disclosure.** Interests in the Fixed Plus Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

**Interest Rates**. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. We credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Partial Withdrawal.** Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the Service Center. The 20% limit is reduced by any Fixed Plus withdrawals, loans, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option.

**Full Withdrawal.** If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

➢ One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made during the past 12 months;
➢ One-fourth of the remaining Fixed Plus Account value 12 months later;
➢ One-third of the remaining Fixed Plus Account value 12 months later;
➢ One-half of the remaining Fixed Plus Account value 12 months later; and
➢ The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals, loans or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if full withdrawal is made due to any of the following:

➢ Your death before income phase payments have begun;
➢ Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments;
➢ Your account value in the Fixed Plus Account value is $3,500 or less and the amount withdrawn is to be transferred to another investment program under the SUNY Plan provided no withdrawals, loans, transfers or income phase payments have been made from your account within the past 12 months; or
➢ When the account value is $4,000 or less and paid to you in a lump sum.

**Alternative Payment of Fixed Plus Account Values.** As an alternative to the payment of Fixed Plus Account values in five annual payments, the contract holder may instead elect an alternative method of payment.

Under the alternative method of payment, within 60 days of the proposed withdrawal date, the contract holder must notify the Company that it intends to surrender the entire contract. Within 30 days after receiving that notice, the Company will tell the contract holder the specific period and interest rate that would apply to a complete surrender of the contract in level, annual payments for a period of up to ten years. Under that payment method, the Company may reduce the interest rate credited to the Fixed Plus Account up to 1.5% from the interest rate being credited upon the date of withdrawal, and the interest rate would remain constant throughout the payment period.

When the contract holder receives the specific information from the Company about the alternative method of payment, the contract holder must irrevocably elect in writing to use either the alternative method of payment, or the payment of Fixed Plus Account values in five annual payments.

**Transfers.** Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at our Service Center. The 20% limit is reduced by any Fixed Plus Account withdrawals, transfers, loans or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option in calculating the 20% limit. The 20% limit will be waived if your account value in Fixed Plus Account is $1,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any Systematic Distribution Option.

**Income Phase.** Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income phase payment options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

**Contract Loans.** Loans may be made from account values held in the Fixed Plus Account.  See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

# APPENDIX III

## PROJECTED SCHEDULE OF
## ING GET U.S. CORE PORTFOLIO OFFERINGS

|  | Offering Dates | Guarantee Dates |
|---|---|---|
| **ING GET U.S. Core Portfolio - Series 9** | 06/08/05 - 09/06/05 | 09/07/05 - 09/06/12 |
| **ING GET U.S. Core Portfolio - Series 10** | 09/07/05 - 12/05/05 | 12/06/05 - 12/05/12 |

# APPENDIX IV
# FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio** | Calvert Asset Management Company, Inc.<br><br>Subadviser: New Amsterdam Partners LLC and SsgA Funds Management, Inc. | Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stocks investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds. |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Asset Manager**[SM] **Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; Fidelity Investments Money Management, Inc.; FMR Co., Inc. | Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments. Assets are allocated among stocks, bonds, and short-term and money market instruments, maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
| --- | --- | --- |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public. |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadviser: FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks). |
| **Fidelity® Variable Insurance Products - Fidelity® VIP High Income Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks a high level of current income while also considering growth of capital. Normally invests primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities. |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Index 500 Portfolio (Initial Class)** | Fidelity Management & Research Company<br><br>Subadviser: Geode Capital Management, LLC (Geode) | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index$^{SM}$ (S&P 500®). Normally invests at least 80% of assets in common stocks included in the S&P 500®. |
| **Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund (Class 2 Shares)** | Franklin Advisory Services, LLC | A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests mainly in equity securities of companies that the fund's manager believes are selling below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company). |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING Partners, Inc. - ING American Century Select Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: American Century Investment Management, Inc. (American Century) | Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies. |
| **ING Variable Insurance Trust - ING GET U.S. Core Portfolio** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. The Series will not implement an "investment strategy" in any conventional sense. Rather, the Series' asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series' assets. The Series invests at least 80% of its assets in equities and fixed-income securities issued by U.S. companies or the U.S. government or its agencies. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Guarantee. During the Guarantee Period, the Series' assets will be allocated between the: **Equity Component**, consisting of common stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), futures contracts on the S&P 500 Index, and when the Equity Component's market value is $5 million or less, investments in exchange traded funds ("ETF"s) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500 Index, in S&P 500 Index futures, or in a combination of S&P 500 Index futures and ETFs, subject to any limitation on the Series' investments in such securities; and the **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. government securities. |
| **ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd. | Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING Partners, Inc. - ING MFS Capital Opportunities Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Massachusetts Financial Services Company (MFS) | Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities). |
| **ING Partners, Inc. - ING Oppenheimer Global Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. | Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States). |
| **ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio (Initial Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities. |
| **ING Partners, Inc. - ING PIMCO Total Return Portfolio (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: Salomon Brothers Asset Management Inc | Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities). |
| ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company. |
| ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets. |
| ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio (Initial Class) | ING Life Insurance and Annuity Company<br><br>Subadviser: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock. |
| ING VP Balanced Portfolio, Inc. (Class I Shares) | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING VP Emerging Markets Fund** | ING Investments, LLC<br><br>Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. Normally invests at least 80% of assets in securities of issuers located in at least three countries with emerging securities markets. Equity securities in which the Fund can invest may include common stocks, preferred stocks, convertible securities, American depositary receipts , European depositary receipts , Global depositary receipts , rights and warrants to buy common stocks, privately placed securities and other investment companies. May also invest to a lesser extent in debt securities of issuers in emerging markets countries. Derivatives may be used as substitutions for securities in which the Fund can invest. May invest in high yield securities, which are below investment grade ("junk bonds"). May invest in mortgage-related securities issued by governmental entities, certain issuers identified with the U.S. government and private issuers. |
| **ING Variable Funds - ING VP Growth and Income Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both. May invest up to 25% of its total assets in stocks of foreign issuers. May invest in derivatives. |
| **ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |
| **ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
| --- | --- | --- |
| **ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives. |
| **ING VP Intermediate Bond Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. Under normal market conditions, the Portfolio invests at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; and options and futures contracts involving securities, securities indices and interest rates. Although the portfolio may invest in high yield debt securities rated below investment grade, it seeks to maintain a minimum average portfolio quality of at least investment grade. |
| **ING Variable Products Trust - ING VP International Value Portfolio (Class I shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks capital appreciation. Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in countries outside of the U.S. Invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. Generally invests in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the fund's subadviser believes they present attractive investment opportunities. May invest in government debt securities of developed foreign countries. Also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING VP Money Market Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.** |
| **ING VP Natural Resources Trust** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies. May invest the remaining 20% of its assets in common stock of companies that are not natural resource companies. Invests primarily in companies with large market capitalizations, but may also invest in mid- and small-sized companies. May invest up to 100% of its assets in securities principally traded in markets outside the United States. |
| **ING Variable Portfolios, Inc. - ING VP Small Company Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies.   May invest in foreign securities and derivatives. |
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio (Class I Shares)** | ING Investments, LLC<br><br>Subadviser: ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investment Strategies |
|---|---|---|
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio** (Class I Shares) | ING Investments, LLC  Subadviser: ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions. |
| **ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio** (Class I Shares) | ING Investments, LLC  Subadviser: ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions. |
| **ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio** (Class I Shares) | ING Investments, LLC  Subadviser: ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies. |
| **Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio** (Class VC Shares) | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell Mid Cap Index, a widely used benchmark for mid-cap stock performance. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. Equity securities may include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/ Summary of Principal Investments |
|---|---|---|
| **MFS® Variable Insurance Trust<sup>SM</sup> - MFS® Total Return Series (Initial Class)** | Massachusetts Financial Services Company | Seeks to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. Its secondary objective is to provide reasonable opportunity for growth of capital and income. Under normal market conditions, invests at least 40%, but not more than 75%, of net assets in common stocks and related securities (referred to as equity securities) such as preferred stock; bonds, warrants or rights convertible into stock; and depositary receipts for those securities; and at least 25% of net assets in non-convertible fixed income securities. Generally seeks equity securities of companies believed to be undervalued. Invests in fixed income securities which pay a fixed interest rate, including U.S. government securities, mortgage-backed and asset-backed securities and corporate bonds. May also invest in foreign securities. |

# APPENDIX V
# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2004, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2004 the "Value at end of period" shown is the value at the last date of investment.**

**(Selected data for accumulation units outstanding throughout each period)**

|  | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.17 | $23.02 | $26.492 | $28.827 | $30.131 | $27.186 | $23.675 | $19.965 | $17.951 | $13.990 |
| Value at end of period | $29.09 | $27.17 | $23.02 | $26.492 | $28.827 | $30.131 | $27.186 | $23.675 | $19.965 | $17.951 |
| Number of accumulation units outstanding at end of period | 90,261 | 91,583 | 80,748 | 67,387 | 68,715 | 880,319 | 917,567 | 929,282 | 898,279 | 856,361 |
| **FIDELITY® VIP ASSET MANAGER℠ PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during March 1994, when funds were first received under this option) | | | | | | | | | | |
| Value at beginning of period | $17.36 | $14.88 | $16.484 | $17.405 | $18.343 | $16.719 | $14.715 | $12.349 | $10.912 | $9.447 |
| Value at end of period | $18.11 | $17.36 | $14.88 | $16.484 | $17.405 | $18.343 | $16.719 | $14.715 | $12.349 | $10.912 |
| Number of accumulation units outstanding at end of period | 98,070 | 101,232 | 92,320 | 103,286 | 121,872 | 1,511,789 | 1,596,943 | 1,576,603 | 1,384,927 | 1,316,916 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract) | | | | | | | | | | |
| Value at beginning of period | $24.78 | $19.50 | $21.749 | $25.097 | $27.214 | $22.177 | $17.276 | $14.092 | $11.763 | $10.000 |
| Value at end of period | $28.30 | $24.78 | $19.50 | $21.749 | $25.097 | $27.214 | $22.177 | $17.276 | $14.092 | $11.763 |
| Number of accumulation units outstanding at end of period | 1,134,941 | 941,238 | 713,481 | 477,544 | 447,797 | 3,780,287 | 3,333,320 | 2,706,862 | 1,522,169 | 525,476 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract) | | | | | | | | | | |
| Value at beginning of period | $20.43 | $15.85 | $19.298 | $20.561 | $19.201 | $18.285 | $16.587 | $13.110 | $11.617 | $10.000 |
| Value at end of period | $22.54 | $20.43 | $15.85 | $19.298 | $20.561 | $19.201 | $18.285 | $16.587 | $13.110 | $11.617 |
| Number of accumulation units outstanding at end of period | 1,226,563 | 1,126,701 | 879,706 | 745,163 | 396,948 | 2,271,494 | 2,533,673 | 2,139,178 | 1,454,755 | 628,582 |
| **FIDELITY® VIP HIGH INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $8.28 | $6.58 | $6.432 | $7.379 | $9.638 | $9.023 | $9.995 | | | |
| Value at end of period | $8.98 | $8.28 | $6.58 | $6.432 | $7.379 | $9.638 | $9.023 | | | |
| Number of accumulation units outstanding at end of period | 142,799 | 384,546 | 246,125 | 182,905 | 172,513 | 194,440 | 178,601 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP INDEX 500 PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during May 1995, when the fund became available under the contract) | | | | | | | | | | |
| Value at beginning of period | $21.37 | $16.83 | $21.885 | $25.213 | $28.147 | $23.650 | $18.662 | $14.240 | $11.740 | $10.000 |
| Value at end of period | $23.38 | $21.37 | $16.83 | $21.885 | $25.213 | $28.147 | $23.650 | $18.662 | $14.240 | $11.740 |
| Number of accumulation units outstanding at end of period | 573,710 | 490,421 | 453,166 | 516,580 | 530,641 | 4,354,723 | 3,947,187 | 3,093,080 | 1,490,937 | 290,547 |
| **ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $19.41 | $15.14 | $18.672 | $25.876 | $32.585 | $20.829 | $17.709 | $17.490 | | |
| Value at end of period | $22.85 | $19.41 | $15.14 | $18.672 | $25.876 | $32.585 | $20.829 | $17.709 | | |
| Number of accumulation units outstanding at end of period | 132,365 | 128,136 | 205,242 | 140,556 | 188,647 | 2,807,485 | 2,962,631 | 3,237,710 | | |
| **ING MFS CAPITAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $26.15 | $20.62 | $29.829 | $40.144 | $43.112 | $29.339 | $23.440 | $23.106 | | |
| Value at end of period | $29.23 | $26.15 | $20.62 | $29.829 | $40.144 | $43.112 | $29.339 | $23.440 | | |
| Number of accumulation units outstanding at end of period | 145,586 | 199,932 | 243,032 | 488,111 | 675,846 | 2,448,587 | 2,244,308 | 2,018,219 | | |
| **ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $13.07 | $9.55 | $14.914 | $20.194 | $28.710 | $19.268 | $15.046 | $15.236 | | |
| Value at end of period | $14.20 | $13.07 | $9.55 | $14.914 | $20.194 | $28.710 | $19.268 | $15.046 | | |
| Number of accumulation units outstanding at end of period | 347,655 | 371,342 | 278,356 | 441,170 | 535,101 | 3,024,975 | 3,101,880 | 2,707,904 | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $21.79 | $16.81 | $22.132 | $24.962 | $25.283 | $20.929 | $16.608 | $16.276 | | |
| Value at end of period | $23.73 | $21.79 | $16.81 | $22.132 | $24.962 | $25.283 | $20.929 | $16.608 | | |
| Number of accumulation units outstanding at end of period | 836,544 | 671,146 | 426,944 | 340,010 | 492,530 | 1,549,310 | 1,564,888 | 1,317,058 | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $13.20 | $10.67 | $14.347 | $18.363 | $17.796 | $14.528 | $11.960 | $12.195 | | |
| Value at end of period | $15.00 | $13.20 | $10.67 | $14.347 | $18.363 | $17.796 | $14.528 | $11.960 | | |
| Number of accumulation units outstanding at end of period | 67,043 | 68,628 | 75,267 | 145,207 | 199,271 | 194,296 | 1,379,653 | 232,418 | | |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | | | | | | | |
| Value at beginning of period | $31.07 | $26.40 | $29.731 | $31.429 | $32.002 | $28.524 | $24.700 | $20.419 | $17.954 | $14.270 |
| Value at end of period | $33.66 | $31.07 | $26.40 | $29.731 | $31.429 | $32.002 | $28.524 | $24.700 | $20.419 | $17.954 |
| Number of accumulation units outstanding at end of period | 126,464 | 151,308 | 153,436 | 143,093 | 163,952 | 2,155,445 | 2,294,877 | 2,160,305 | 2,716,641 | 9,193,181 |

# Condensed Financial Information (continued)

| | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP EMERGING MARKETS FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 1994) | | | | | | | | | | |
| Value at beginning of period | $8.38 | $5.75 | $6.408 | $7.244 | $12.315 | $5.470 | $7.715 | $8.832 | $8.323 | $8.772 |
| Value at end of period | $10.10 | $8.38 | $5.75 | $6.408 | $7.244 | $12.315 | $5.470 | $7.715 | $8.832 | $8.323 |
| Number of accumulation units outstanding at end of period | 321,431 | 276,246 | 200,002 | 230,209 | 220,651 | 940,817 | 745,856 | 750,330 | 548,618 | 371,156 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $187.17 | $149.96 | $201.933 | $250.600 | $284.994 | $245.765 | $217.359 | $169.448 | $137.869 | $105.558 |
| Value at end of period | $200.86 | $187.17 | $149.96 | $201.933 | $250.600 | $284.994 | $245.765 | $217.359 | $169.448 | $137.869 |
| Number of accumulation units outstanding at end of period | 11,341 | 15,106 | 19,280 | 25,678 | 30,796 | 1,555,542 | 1,747,097 | 1,826,355 | 2,071,139 | 6,364,000 |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 1997) | | | | | | | | | | |
| Value at beginning of period | $17.06 | $13.66 | $17.588 | $20.618 | $23.044 | $18.772 | $14.444 | $14.493 | | |
| Value at end of period | $18.68 | $17.06 | $13.66 | $17.588 | $20.618 | $23.044 | $18.772 | $14.444 | | |
| Number of accumulation units outstanding at end of period | 721,286 | 844,514 | 858,869 | 971,498 | 1,114,270 | 2,748,955 | 1,302,825 | 17,771 | | |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $17.08 | $13.02 | $14.965 | $15.357 | $12.967 | $11.338 | $9.928 | | | |
| Value at end of period | $19.71 | $17.08 | $13.02 | $14.965 | $15.357 | $12.967 | $11.338 | | | |
| Number of accumulation units outstanding at end of period | 1,146,578 | 1,075,120 | 840,765 | 511,904 | 572,329 | 73,984 | 35,201 | | | |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $12.73 | $9.44 | $10.989 | $10.866 | $10.019 | $9.157 | $10.193 | | | |
| Value at end of period | $15.38 | $12.73 | $9.44 | $10.989 | $10.866 | $10.019 | $9.157 | | | |
| Number of accumulation units outstanding at end of period | 919,885 | 821,681 | 573,912 | 263,320 | 54,967 | 118,433 | 81,388 | | | |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $70.54 | $67.02 | $62.490 | $58.190 | $53.738 | $54.819 | $51.330 | $47.992 | $46.913 | $40.173 |
| Value at end of period | $73.24 | $70.54 | $67.02 | $62.490 | $58.190 | $53.738 | $54.819 | $51.330 | $47.992 | $46.913 |
| Number of accumulation units outstanding at end of period | 167,295 | 231,171 | 344,126 | 232,374 | 155,538 | 867,416 | 994,987 | 959,336 | 835,724 | 2,377,622 |
| **ING VP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $48.76 | $48.49 | $47.990 | $46.754 | $44.501 | $42.883 | $41.174 | $39.528 | $37.988 | $36.271 |
| Value at end of period | $49.11 | $48.76 | $48.49 | $47.990 | $46.754 | $44.501 | $42.883 | $41.174 | $39.528 | $37.988 |
| Number of accumulation units outstanding at end of period | 162,902 | 184,265 | 517,957 | 459,088 | 264,427 | 845,679 | 564,537 | 455,502 | 597,656 | 1,836,260 |
| **ING VP NATURAL RESOURCES TRUST** | | | | | | | | | | |
| Value at beginning of period | $15.66 | $12.12 | $12.503 | $15.061 | $12.882 | $11.433 | $14.403 | $13.611 | $10.862 | $9.412 |
| Value at end of period | $17.47 | $15.66 | $12.12 | $12.503 | $15.061 | $12.882 | $11.433 | $14.403 | $13.611 | $10.862 |
| Number of accumulation units outstanding at end of period | 72,781 | 79,720 | 83,306 | 78,861 | 138,949 | 437,491 | 534,962 | 650,486 | 587,248 | 530,562 |
| **ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 1997) | | | | | | | | | | |
| Value at beginning of period | $15.88 | $13.43 | $14.991 | $16.322 | $16.458 | $15.120 | $14.456 | $12.577 | | |
| Value at end of period | $17.33 | $15.88 | $13.43 | $14.991 | $16.322 | $16.458 | $15.120 | $14.456 | | |
| Number of accumulation units outstanding at end of period | 125,815 | 24,330 | 2,088 | 1,743 | 1,565 | 30,738 | 31,468 | 873 | | |

# Condensed Financial Information (continued)

| | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 1997) | | | | | | | | | | |
| Value at beginning of period | $16.16 | $13.13 | $15.375 | $17.601 | $17.940 | $15.886 | $15.422 | $13.291 | | |
| Value at end of period | $17.92 | $16.16 | $13.13 | $15.375 | $17.601 | $17.940 | $15.886 | $15.422 | | |
| Number of accumulation units outstanding at end of period | 125,874 | 19,710 | 1,321 | 3,336 | 7,811 | 33,852 | 21,430 | 380 | | |
| **ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2001 and May 1997) | | | | | | | | | | |
| Value at beginning of period | $16.03 | $14.24 | $15.039 | $14.862 | $15.070 | $14.248 | $13.491 | $12.296 | | |
| Value at end of period | $17.13 | $16.03 | $14.24 | $15.039 | $15.597 | $15.070 | $14.248 | $13.491 | | |
| Number of accumulation units outstanding at end of period | 62,418 | 16,715 | 1,377 | 626 | 0 | 46,462 | 95,526 | 2,279 | | |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $12.54 | $10.16 | $13.867 | $15.536 | $14.274 | $12.088 | $11.472 | | | |
| Value at end of period | $13.67 | $12.54 | $10.16 | $13.867 | $15.536 | $14.274 | $12.088 | | | |
| Number of accumulation units outstanding at end of period | 509,359 | 657,441 | 821,408 | 676,401 | 668,609 | 74,768 | 33,957 | | | |
| **JANUS ASPEN LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract) | | | | | | | | | | |
| Value at beginning of period | $19.03 | $14.61 | $20.094 | $27.035 | $32.036 | $22.529 | $16.816 | $13.872 | $11.859 | $10.000 |
| Value at end of period | $19.67 | $19.03 | $14.61 | $20.094 | $27.035 | $32.036 | $22.529 | $16.816 | $13.872 | $11.859 |
| Number of accumulation units outstanding at end of period | 228,630 | 349,829 | 432,811 | 693,080 | 833,491 | 2,721,885 | 1,354,047 | 1,109,942 | 663,945 | 109,717 |
| **JANUS ASPEN MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during June 1994, when funds were first received under this option) | | | | | | | | | | |
| Value at beginning of period | $20.57 | $15.39 | $21.598 | $36.122 | $53.644 | $24.098 | $18.174 | $16.334 | $15.323 | $12.169 |
| Value at end of period | $24.57 | $20.57 | $15.39 | $21.598 | $36.122 | $53.644 | $24.098 | $18.174 | $16.334 | $15.323 |
| Number of accumulation units outstanding at end of period | 289,262 | 397,640 | 477,219 | 598,743 | 613,085 | 3,274,450 | 2,142,130 | 1,939,607 | 1,893,718 | 1,280,953 |
| **JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO** | | | | | | | | | | |
| (The initial accumulation unit value was established at $10.000 during July 1995, when the fund became available under the contract) | | | | | | | | | | |
| Value at beginning of period | $22.28 | $18.17 | $24.655 | $32.189 | $38.648 | $23.797 | $18.690 | $15.493 | $12.158 | $10.000 |
| Value at end of period | $23.09 | $22.28 | $18.17 | $24.655 | $32.189 | $38.648 | $23.797 | $18.690 | $15.493 | $12.158 |
| Number of accumulation units outstanding at end of period | 385,185 | 513,996 | 767,222 | 1,056,363 | 1,345,689 | 5,548,674 | 4,687,167 | 3,873,511 | 2,090,908 | 314,653 |
| **MFS® TOTAL RETURN SERIES** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.41 | $12.161 | $12.284 | $10.720 | $10.531 | $10.182 | | | |
| Value at end of period | $14.45 | $13.12 | $11.41 | $12.161 | $12.284 | $10.720 | $10.531 | | | |
| Number of accumulation units outstanding at end of period | 2,800,860 | 2,683,563 | 2,208,541 | 1,049,275 | 227,449 | 63,822 | 36,633 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER GLOBAL SECURITIES FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during June 1998) | | | | | | | | | | |
| Value at beginning of period | $15.84 | $11.20 | $14.538 | $16.737 | $16.126 | $10.303 | $10.077 | | | |
| Value at end of period | $18.67 | $15.84 | $11.20 | $14.538 | $16.737 | $16.126 | $10.303 | | | |
| Number of accumulation units outstanding at end of period | 1,399,014 | 1,169,076 | 804,291 | 503,065 | 568,224 | 59,571 | 20,548 | | | |
| **OPPENHEIMER STRATEGIC BOND FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $13.14 | $11.25 | $10.588 | $10.226 | $10.089 | $9.935 | $10.055 | | | |
| Value at end of period | $14.12 | $13.14 | $11.25 | $10.588 | $10.226 | $10.089 | $9.935 | | | |
| Number of accumulation units outstanding at end of period | 173,323 | 218,754 | 290,927 | 223,241 | 153,728 | 173,219 | 100,555 | | | |

## *FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Annuity Account C State University of New York SUNY group deferred variable annuity prospectus dated April 29, 2005 as well as all current prospectuses pertaining to the variable investment options available under the contracts.*

_____ *Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.81216-05) dated April 29, 2005.*

_____ *Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.*

**CONTRACT HOLDER'S SIGNATURE**

**DATE**

**PRO.81216-05**

VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

**Statement of Additional Information dated April 29, 2005**

Group Variable Annuity Contracts issued to
The State University of New York (SUNY) Defined Contribution Retirement Plan

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated April 29, 2005 describing contracts issued in connection with the Defined Contribution Plan for the State University of New York.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Service Center
P.O. Box 13030
Newark, NJ 07188-0030

1-800-677-4636

Read the prospectus before you invest.  Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its management affiliates, ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked based on assets among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004. The Company is an indirect subsidiary of ING Groep, N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

The Company has established the Service Center to provide administrative support to the contract holder and participants of the State University of New York Defined Contribution Retirement Plan (SUNY). This office will handle enrollments, billing, transfers, redemptions, and inquiries for all SUNY contract holders and participants. All forms and correspondence should be sent to the address listed on the cover of this Statement of Additional Information.

Other than the mortality and expense risk charge, administrative expense charge and ING GET Fund guarantee charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

The funds currently available under the contract are as follows:

- **Calvert Social Balanced Portfolio**
- **Fidelity® VIP Asset Manager℠ Portfolio (Initial Class)**
- **Fidelity® VIP Contrafund® Portfolio (Initial Class)**
- **Fidelity® VIP Equity-Income Portfolio (Initial Class)**
- **Fidelity® VIP High Income Portfolio (Initial Class)**
- **Fidelity® VIP Index 500 Portfolio (Initial Class)**
- **Franklin Small Cap Value Securities Fund (Class 2)**
- **ING American Century Select Portfolio (Initial Class)**
- **ING GET U.S. Core Portfolio**
- **ING JPMorgan Fleming International Portfolio (Initial Class)**
- **ING MFS Capital Opportunities Portfolio (Initial Class)**
- **ING Oppenheimer Global Portfolio (Initial Class)**
- **ING Oppenheimer Strategic Income Portfolio (Initial Class)[1]**
- **ING PIMCO Total Return Portfolio (Service Class)**
- **ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)**
- **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)**

- **ING T. Rowe Price Growth Equity Portfolio (Initial Class)**
- **ING UBS U.S. Large Cap Equity Portfolio (Initial Class)**
- **ING VP Balanced Portfolio, Inc. (Class I)**
- **ING VP Emerging Markets Fund**
- **ING VP Growth and Income Portfolio (Class I)**
- **ING VP Index Plus LargeCap Portfolio (Class I)**
- **ING VP Index Plus MidCap Portfolio (Class I)**
- **ING VP Index Plus SmallCap Portfolio (Class I)**
- **ING VP Intermediate Bond Portfolio (Class I)[2]**
- **ING VP International Value Portfolio (Class I)**
- **ING VP Money Market Portfolio (Class I)**
- **ING VP Natural Resources Trust [3]**
- **ING VP Small Company Portfolio (Class I)**
- **ING VP Strategic Allocation Balanced Portfolio (Class I)**
- **ING VP Strategic Allocation Growth Portfolio (Class I)**
- **ING VP Strategic Allocation Income Portfolio (Class I)**
- **ING VP Value Opportunity Portfolio (Class I)**
- **Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)**
- **MFS® Total Return Series (Initial Class)**

(1) Transfers or deposits to this subaccount are only allowed for participants who had a current balance in the Oppenheimer Strategic Bond Fund/VA subaccount on October 17, 2003 or who were currently directing periodic contributions into the subaccount as of that date. The Oppenheimer Strategic Bond Fund/VA was replaced with the ING Oppenheimer Strategic Income Portfolio (Initial Class) on April 15, 2005. Investment in the substitute fund is subject to the same restrictions as those that applied to the replaced fund. If at any time a participant has no balance in the subaccount and is not making a current allocation into the subaccount, no further transfers or deposits into the subaccount will be allowed. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers and deposits.

(2) Formerly the ING VP Bond Portfolio.

(3) Transfers or deposits are not allowed into the subaccount investing in this fund, except from accounts established under the contract before May 1, 1998. As soon as all those who have current allocations to the subaccount under the contract have redirected their allocations to other investment options, we will close the subaccount to all new transfers or deposits.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003 and 2002 amounted to $33,938,738.36, $32,306,093 and $28,823,475, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the Contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the Annuity table in the contract provides, for the payment option elected, a first monthly variable annuity payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

**FINANCIAL STATEMENTS**
**ING Life Insurance and Annuity Company**
**Variable Annuity Account C**
*Year ended December 31, 2004*
*with Report of Independent Registered Public Accounting Firm*

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**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Financial Statements**
**Year ended December 31, 2004**


# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Health Sciences Fund - Investor Class
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
  AIM V.I. Core Equity Fund - Series I
  AIM V.I. Growth Fund - Series I
  AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
  Alliance Bernstein Growth and Income Fund -
    Class A
  Alliance Bernstein Growth and Income Portfolio
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-Advisor
  Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Asset Fund
Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial
    Class

Fidelity® Variable Insurance Products (continued):
  Fidelity® VIP Overseas Portfolio-Initial Class
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund-Class 2
The Growth Fund of America® - Class R-3
The Growth Fund of America® - Class R-4
The Income Fund of America® - Class R-3
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class
  ING American Century Select Portfolio - Service
    Class

ING Partners, Inc. (continued):
ING American Century Small Cap Value Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING MFS Capital Opportunities Portfolio - Initial Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
ING Salomon Brothers Aggressive Growth Portfolio - Service Class
ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Salomon Brothers Investors Value Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING T. Rowe Price Growth Equity Portfolio - Service Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Income Portfolio - Class I
ING Financial Services Fund - Class A
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET US Core Portfolio - Series 1
ING GET US Core Portfolio - Series 2
ING GET US Core Portfolio - Series 3
ING GET US Core Portfolio - Series 5
ING GET US Core Portfolio - Series 6
ING GET US Core Portfolio - Series 7

ING GNMA Income Fund - Class A
ING Intermediate Bond Fund - Class A
ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus LargeCap Portfolio - Class I
ING VP Index Plus MidCap Portfolio - Class I
ING VP Index Plus SmallCap Portfolio - Class I
ING VP International Equity Portfolio - Class I
ING VP Small Company Portfolio - Class I
ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
ING VP Financial Services Portfolio - Class I
ING VP Growth Opportunities Portfolio - Class I
ING VP International Value Portfolio - Class I
ING VP MagnaCap Portfolio - Class I
ING VP MidCap Opportunities Portfolio-Class I
ING VP Real Estate Portfolio - Class I
ING VP SmallCap Opportunities Portfolio-Class I
ING Real Estate Fund - Class A
Janus Advisor Series Balanced Fund - Class I
Janus Aspen Series:
Janus Aspen Balanced Portfolio-Institutional Shares
Janus Aspen Capital Appreciation Portfolio-Service Shares
Janus Aspen Flexible Income Portfolio-Institutional Shares
Janus Aspen Growth Portfolio-Institutional Shares
Janus Aspen Mid Cap Growth Portfolio-Institutional Shares
Janus Aspen Worldwide Growth Portfolio-Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A
Lord Abbett Series Fund, Inc.:
Lord Abbett Growth and Income Portfolio – Class VC
Lord Abbett Mid-Cap Value Portfolio-Class VC
Lord Abbett Mid Cap Value Fund - Class A
Lord Abbett Small-Cap Value Fund - Class A
Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio
Mutual Discovery Fund - Class R
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund® - Class A

Oppenheimer Variable Account Funds:  
  Oppenheimer Aggressive Growth Fund/VA  
  Oppenheimer Global Securities Fund/VA  
  Oppenheimer Main Street® Fund/VA  
  Oppenheimer Main Street® Small Cap Fund/VA  
  Oppenheimer Strategic Bond Fund/VA  
Pax World Balanced Fund, Inc.  
PIMCO NFJ Small-Cap Value Fund - Class A  
PIMCO VIT Real Return Portfolio - Admin Class  
Pioneer High Yield Fund - Class A  
Pioneer Variable Contracts Trust:  
  Pioneer Equity Income VCT Portfolio-Class I  
  Pioneer Fund - Class A  
  Pioneer Fund VCT Portfolio-Class I  
  Pioneer High Yield VCT Portfolio - Class I  
  Pioneer Mid Cap Value VCT Portfolio-Class I  

Scudder Equity 500 Index Fund  
T. Rowe Price Mid-Cap Value Fund - R Class  
Templeton Foreign Fund - Class A  
Templeton Growth Fund, Inc. - Class A  
Templeton Income Trust:  
  Templeton Global Bond Fund - Class A  
UBS U.S. Small Cap Growth Fund - Class A  
Vanguard® 500 Index Fund - Investor Shares  
Vanguard® Variable Insurance Fund - Equity Income  
  Portfolio  
Wangers Advisors Trust:  
  Wanger Select  
  Wanger U.S. Smaller Companies  
Washington Mutual Investors Fund℠ - Class R-3  
Washington Mutual Investors Fund℠ - Class R-4  

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia  
March 15, 2005

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Growth |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Investments in mutual funds at fair value | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| Total assets | 21 | 196 | - | 20,524 | 38,313 | 17,595 |
| Net assets | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| | | | | | | |
| **Net assets** | | | | | | |
| Accumulation units | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,301 | $ 17,595 |
| Contracts in payout (annuitization) period | - | - | - | - | 12 | - |
| Total net assets | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 | $ 17,595 |
| | | | | | | |
| Total number of shares | 414 | 6,857 | 2 | 904,542 | 1,695,267 | 1,096,276 |
| | | | | | | |
| Cost of shares | $ 19 | $ 194 | $ - | $ 20,726 | $ 41,023 | $ 17,571 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio | American Balanced Fund® | American Century® Income & Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| Total assets | 19,636 | 22 | 50 | 1,269 | 4,389 |
| Net assets | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19,632 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| Contracts in payout (annuitization) | | | | | |
| period | 4 | - | - | - | - |
| Total net assets | $ 19,636 | $ 22 | $ 50 | $ 1,269 | $ 4,389 |
| | | | | | |
| Total number of shares | 921,877 | 5,877 | 2,064 | 70,681 | 143,195 |
| | | | | | |
| Cost of shares | $ 20,241 | $ 20 | $ 48 | $ 1,240 | $ 3,840 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Ariel Appreciation | | Ariel | | Baron Asset | | Baron Growth | | Calvert Social Balanced |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 192 | $ | 154 | $ | 135 | $ | 392 | $ | 66,170 |
| Total assets | | 192 | | 154 | | 135 | | 392 | | 66,170 |
| Net assets | $ | 192 | $ | 154 | $ | 135 | $ | 392 | $ | 66,170 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 192 | $ | 154 | $ | 135 | $ | 392 | $ | 66,170 |
| Contracts in payout (annuitization) period | | - | | - | | - | | - | | - |
| Total net assets | $ | 192 | $ | 154 | $ | 135 | $ | 392 | $ | 66,170 |
| | | | | | | | | | |
| Total number of shares | | 4,037 | | 2,898 | | 2,564 | | 8,870 | | 35,347,158 |
| | | | | | | | | | |
| Cost of shares | $ | 181 | $ | 147 | $ | 129 | $ | 344 | $ | 68,763 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| Total assets | 553 | 16,360 | 47,554 | 423 | 743,262 |
| Net assets | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 741,643 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | 1,619 |
| Total net assets | $ 553 | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |
| | | | | | |
| Total number of shares | 15,680 | 463,995 | 1,730,508 | 16,763 | 27,921,192 |
| | | | | | |
| Cost of shares | $ 500 | $ 14,989 | $ 40,703 | $ 380 | $ 603,027 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP *Asset Manager*^SM | Fidelity® VIP Index 500 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 405,088 | $ 377,338 | $ 5,210 | $ 20,327 | $ 116,763 |
| Total assets | 405,088 | 377,338 | 5,210 | 20,327 | 116,763 |
| Net assets | $ 405,088 | $ 377,338 | $ 5,210 | $ 20,327 | $ 116,763 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 404,293 | $ 376,917 | $ 5,117 | $ 20,327 | $ 116,763 |
| Contracts in payout (annuitization) period | 795 | 421 | 93 | - | - |
| Total net assets | $ 405,088 | $ 377,338 | $ 5,210 | $ 20,327 | $ 116,763 |
| | | | | | |
| Total number of shares | 15,967,213 | 11,788,138 | 744,340 | 1,368,853 | 847,641 |
| | | | | | |
| Cost of shares | $ 360,265 | $ 473,572 | $ 4,992 | $ 20,453 | $ 114,106 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| Total assets | 41,057 | 70 | 50,132 | 1,320 | 51,341 |
| Net assets | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 41,057 | $ 70 | $ 49,829 | $ 1,320 | $ 51,341 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | 303 | - | - |
| Total net assets | $ 41,057 | $ 70 | $ 50,132 | $ 1,320 | $ 51,341 |
| | | | | | |
| Total number of shares | 2,343,408 | 2,041 | 3,203,324 | 48,724 | 1,885,457 |
| | | | | | |
| Cost of shares | $ 36,421 | $ 62 | $ 42,958 | $ 1,235 | $ 47,803 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | ING GET Fund - Series H | ING GET Fund - Series I | ING GET Fund - Series J | ING GET Fund - Series K |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| Total assets | 110 | 13,499 | 770 | 351 | 1,349 |
| Net assets | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| Contracts in payout (annuitization) period | - | - | - | - | - |
| Total net assets | $ 110 | $ 13,499 | $ 770 | $ 351 | $ 1,349 |
| | | | | | |
| Total number of shares | 5,936 | 1,388,751 | 78,920 | 36,466 | 136,680 |
| | | | | | |
| Cost of shares | $ 105 | $ 13,999 | $ 795 | $ 366 | $ 1,382 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
### *(Dollars in thousands)*

| | ING GET Fund - Series L | | ING GET Fund - Series Q | | ING GET Fund - Series S | | ING VP Balanced | | ING VP Emerging Markets | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 696 | $ | 3,849 | $ | 23,958 | $ | 692,148 | $ | 10,509 |
| Total assets | | 696 | | 3,849 | | 23,958 | | 692,148 | | 10,509 |
| Net assets | $ | 696 | $ | 3,849 | $ | 23,958 | $ | 692,148 | $ | 10,509 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 696 | $ | 3,849 | $ | 23,958 | $ | 664,329 | $ | 10,509 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | 27,819 | | - |
| Total net assets | $ | 696 | $ | 3,849 | $ | 23,958 | $ | 692,148 | $ | 10,509 |
| | | | | | | | | | | |
| Total number of shares | | 71,450 | | 371,157 | | 2,288,298 | | 51,652,804 | | 1,323,603 |
| | | | | | | | | | | |
| Cost of shares | $ | 719 | $ | 3,718 | $ | 22,968 | $ | 743,884 | $ | 9,273 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING VP Intermediate Bond | ING VP Money Market | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| Total assets | 407,745 | 216,952 | 20,790 | 1,428 | 29,119 |
| Net assets | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 402,003 | $ 216,363 | $ 20,790 | $ 1,428 | $ 29,119 |
| Contracts in payout (annuitization) period | 5,742 | 589 | - | - | - |
| Total net assets | $ 407,745 | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |
| | | | | | |
| Total number of shares | 31,030,784 | 16,768,617 | 1,177,878 | 116,857 | 1,550,554 |
| | | | | | |
| Cost of shares | $ 416,294 | $ 216,127 | $ 17,180 | $ 1,328 | $ 27,098 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index | ING American Century Select | ING American Century Small Cap Value | ING Baron Small Cap Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,577 | $ 58,317 |
| Total assets | 30,123 | 1,536 | 2,070 | 25,577 | 58,317 |
| Net assets | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,577 | $ 58,317 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,536 | $ 58,205 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 41 | 112 |
| Total net assets | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,577 | $ 58,317 |
| | | | | | |
| Total number of shares | 2,192,350 | 176,556 | 223,317 | 2,093,007 | 3,898,183 |
| | | | | | |
| Cost of shares | $ 27,506 | $ 1,405 | $ 1,975 | $ 23,715 | $ 48,529 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan Mid Cap Value | ING MFS Capital Opportunities | ING OpCap Balanced Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| Total assets | 1,490 | 138,552 | 14,426 | 143,585 | 20,474 |
| Net assets | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,490 | $ 138,383 | $ 14,377 | $ 143,334 | $ 20,256 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 169 | 49 | 251 | 218 |
| Total net assets | $ 1,490 | $ 138,552 | $ 14,426 | $ 143,585 | $ 20,474 |
| | | | | | |
| Total number of shares | 132,330 | 11,264,363 | 1,038,617 | 5,278,849 | 1,524,496 |
| | | | | | |
| Cost of shares | $ 1,317 | $ 105,794 | $ 13,017 | $ 208,378 | $ 18,666 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING Oppenheimer Global | ING PIMCO Total Return | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| Total assets | 2,264 | 43,692 | 228,353 | 16 | 10,359 |
| Net assets | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,244 | $ 43,536 | $ 228,277 | $ 16 | $ 10,304 |
| Contracts in payout (annuitization) period | 20 | 156 | 76 | - | 55 |
| Total net assets | $ 2,264 | $ 43,692 | $ 228,353 | $ 16 | $ 10,359 |
| | | | | | |
| Total number of shares | 179,994 | 3,986,466 | 5,715,964 | 414 | 575,803 |
| | | | | | |
| Cost of shares | $ 2,057 | $ 42,897 | $ 282,700 | $ 16 | $ 9,194 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Salomon Brothers Investors Value | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class | ING UBS U.S. Large Cap Equity |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| Total assets | 5,760 | 9,594 | 291,385 | 219 | 135,468 |
| Net assets | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,760 | $ 9,585 | $ 290,763 | $ 219 | $ 134,912 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 9 | 622 | - | 556 |
| Total net assets | $ 5,760 | $ 9,594 | $ 291,385 | $ 219 | $ 135,468 |
| | | | | | |
| Total number of shares | 406,498 | 1,200,745 | 5,849,933 | 4,429 | 15,788,780 |
| | | | | | |
| Cost of shares | $ 5,190 | $ 8,948 | $ 279,505 | $ 199 | $ 159,100 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Van Kampen Comstock | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| Total assets | 71,730 | 2,372 | 70,666 | 81,653 | 36,460 |
| Net assets | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 70,654 | $ 2,372 | $ 70,261 | $ 81,369 | $ 36,313 |
| Contracts in payout (annuitization) | | | | | |
| period | 1,076 | - | 405 | 284 | 147 |
| Total net assets | $ 71,730 | $ 2,372 | $ 70,666 | $ 81,653 | $ 36,460 |
| | | | | | |
| Total number of shares | 5,836,492 | 71,072 | 5,080,208 | 5,532,074 | 2,795,991 |
| | | | | | |
| Cost of shares | $ 60,848 | $ 2,196 | $ 66,138 | $ 76,959 | $ 34,093 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | ING Financial Services | ING VP Growth and Income | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| Total assets | 9 | 2,182,323 | 2,224 | 18,726 | 52,924 |
| Net assets | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9 | $ 2,021,342 | $ 2,224 | $ 18,726 | $ 52,924 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 160,981 | - | - | - |
| Total net assets | $ 9 | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| | | | | | |
| Total number of shares | 410 | 112,781,554 | 209,453 | 1,793,647 | 5,224,462 |
| | | | | | |
| Cost of shares | $ 9 | $ 3,237,586 | $ 2,096 | $ 17,947 | $ 52,281 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING GET US Core - Series 5 | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| Total assets | 696 | 5,605 | 4,017 | 404 | 535 |
| Net assets | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 696 | $ 5,605 | $ 4,017 | $ 404 | $ 535 |
| | | | | | |
| Total number of shares | 65,822 | 553,811 | 401,309 | 46,714 | 51,245 |
| | | | | | |
| Cost of shares | $ 659 | $ 5,538 | $ 4,014 | $ 405 | $ 536 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING VP Global Science and Technology | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 40,737 | $ 89,883 | $ 562,520 | $ 361,470 | $ 158,486 |
| Total assets | 40,737 | 89,883 | 562,520 | 361,470 | 158,486 |
| Net assets | $ 40,737 | $ 89,883 | $ 562,520 | $ 361,470 | $ 158,486 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 40,737 | $ 89,673 | $ 558,199 | $ 360,442 | $ 157,892 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 210 | 4,321 | 1,028 | 594 |
| Total net assets | $ 40,737 | $ 89,883 | $ 562,520 | $ 361,470 | $ 158,486 |
| | | | | | |
| Total number of shares | 10,664,217 | 9,401,996 | 37,956,839 | 19,904,753 | 9,669,699 |
| | | | | | |
| Cost of shares | $ 37,951 | $ 123,090 | $ 604,721 | $ 284,666 | $ 121,084 |

*The accompanying notes are an integral part of these financial statements.*

20

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

|  | ING VP International Equity | ING VP Small Company | ING VP Value Opportunity | ING VP Financial Services | ING VP International Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 14,340 | $ 175,779 | $ 110,369 | $ 194 | $ 58,379 |
| Total assets | 14,340 | 175,779 | 110,369 | 194 | 58,379 |
| Net assets | $ 14,340 | $ 175,779 | $ 110,369 | $ 194 | $ 58,379 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 14,317 | $ 175,294 | $ 110,369 | $ 194 | $ 58,092 |
| Contracts in payout (annuitization) | | | | | |
| period | 23 | 485 | - | - | 287 |
| Total net assets | $ 14,340 | $ 175,779 | $ 110,369 | $ 194 | $ 58,379 |
| | | | | | |
| Total number of shares | 1,640,756 | 8,815,382 | 8,367,596 | 17,586 | 4,575,178 |
| | | | | | |
| Cost of shares | $ 12,583 | $ 126,771 | $ 103,976 | $ 181 | $ 47,718 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | ING VP MagnaCap | | ING VP MidCap Opportunities | | ING VP Real Estate | | ING VP SmallCap Opportunities | | ING Real Estate | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,748 | $ | 5,546 | $ | 27,225 | $ | 8,178 | $ | 282 |
| Total assets | | 1,748 | | 5,546 | | 27,225 | | 8,178 | | 282 |
| Net assets | $ | 1,748 | $ | 5,546 | $ | 27,225 | $ | 8,178 | $ | 282 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,748 | $ | 5,546 | $ | 27,225 | $ | 8,178 | $ | 282 |
| Contracts in payout (annuitization) | | | | | | | | | | |
| period | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,748 | $ | 5,546 | $ | 27,225 | $ | 8,178 | $ | 282 |
| | | | | | | | | | | |
| Total number of shares | | 184,189 | | 808,417 | | 1,998,895 | | 502,950 | | 18,764 |
| | | | | | | | | | | |
| Cost of shares | $ | 1,486 | $ | 5,022 | $ | 23,927 | $ | 7,210 | $ | 263 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income | Janus Aspen Growth |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| Total assets | - | 356,943 | 3,238 | 78,169 | 199,501 |
| Net assets | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 356,685 | $ 3,238 | $ 78,169 | $ 199,142 |
| Contracts in payout (annuitization) period | - | 258 | - | - | 359 |
| Total net assets | $ - | $ 356,943 | $ 3,238 | $ 78,169 | $ 199,501 |
| | | | | | |
| Total number of shares | 4 | 14,634,819 | 132,772 | 6,438,970 | 9,940,264 |
| | | | | | |
| Cost of shares | $ - | $ 349,136 | $ 2,497 | $ 79,222 | $ 283,015 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty | Lord Abbett Affiliated | Lord Abbett Growth and Income |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| Total assets | 458,336 | 425,591 | 730 | 221 | 109,667 |
| Net assets | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 458,336 | $ 425,071 | $ 730 | $ 221 | $ 108,984 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 520 | - | - | 683 |
| Total net assets | $ 458,336 | $ 425,591 | $ 730 | $ 221 | $ 109,667 |
| | | | | | |
| Total number of shares | 17,737,450 | 15,892,122 | 16,304 | 15,399 | 4,034,847 |
| | | | | | |
| Cost of shares | $ 766,800 | $ 601,444 | $ 574 | $ 205 | $ 93,329 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| Total assets | 96,241 | 290 | 530 | 180 | 74,758 |
| Net assets | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 96,041 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| Contracts in payout (annuitization) | | | | | |
| period | 200 | - | - | - | - |
| Total net assets | $ 96,241 | $ 290 | $ 530 | $ 180 | $ 74,758 |
| | | | | | |
| Total number of shares | 4,629,186 | 12,793 | 19,235 | 14,557 | 3,488,463 |
| | | | | | |
| Cost of shares | $ 80,164 | $ 269 | $ 517 | $ 164 | $ 64,007 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Moderate Allocation | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective - Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| Total assets | 63 | 186 | 204 | 8,638 | 217 |
| Net assets | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 63 | $ 186 | $ 204 | $ 8,638 | $ 217 |
| | | | | | |
| Total number of shares | 4,397 | 7,756 | 7,438 | 313,181 | 5,271 |
| | | | | | |
| Cost of shares | $ 55 | $ 167 | $ 188 | $ 7,854 | $ 202 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth | Oppenheimer Global Securities |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| Total assets | 37,377 | 4 | 13 | 3 | 410,368 |
| Net assets | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,377 | $ 4 | $ 13 | $ - | $ 409,412 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | 3 | 956 |
| Total net assets | $ 37,377 | $ 4 | $ 13 | $ 3 | $ 410,368 |
| | | | | | |
| Total number of shares | 1,390,528 | 69 | 364 | 77 | 13,906,064 |
| | | | | | |
| Cost of shares | $ 31,976 | $ 4 | $ 12 | $ 3 | $ 316,956 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond | Pax World Balanced | PIMCO NFJ Small-Cap Value |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| Total assets | 43 | 5 | 47,078 | 16,523 | 53 |
| Net assets | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 5 | $ 46,992 | $ 16,523 | $ 53 |
| Contracts in payout (annuitization) period | 43 | - | 86 | - | - |
| Total net assets | $ 43 | $ 5 | $ 47,078 | $ 16,523 | $ 53 |
| | | | | | |
| Total number of shares | 2,073 | 283 | 9,036,108 | 711,594 | 1,821 |
| | | | | | |
| Cost of shares | $ 38 | $ 4 | $ 43,768 | $ 15,263 | $ 48 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | PIMCO VIT Real Return | Pioneer High Yield | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| Total assets | 9,519 | 437 | 28,279 | 1 | 2,601 |
| Net assets | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| **Net assets** | | | | | |
| Accumulation units | $ 9,519 | $ 437 | $ 28,130 | $ 1 | $ 2,601 |
| Contracts in payout (annuitization) period | - | - | 149 | - | - |
| Total net assets | $ 9,519 | $ 437 | $ 28,279 | $ 1 | $ 2,601 |
| Total number of shares | 736,747 | 37,661 | 1,374,112 | 33 | 126,437 |
| Cost of shares | $ 9,577 | $ 438 | $ 25,017 | $ 1 | $ 2,262 |

*The accompanying notes are an integral part of these financial statements.*

29

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Assets and Liabilities
## December 31, 2004
*(Dollars in thousands)*

| | Pioneer High Yield VCT | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| Total assets | 4,468 | 49,664 | 2 | 619 | 450 |
| Net assets | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,468 | $ 49,397 | $ 2 | $ 619 | $ 450 |
| Contracts in payout (annuitization) | | | | | |
| period | - | 267 | - | - | - |
| Total net assets | $ 4,468 | $ 49,664 | $ 2 | $ 619 | $ 450 |
| | | | | | |
| Total number of shares | 382,894 | 2,013,128 | 13 | 27,179 | 36,589 |
| | | | | | |
| Cost of shares | $ 4,403 | $ 42,268 | $ 2 | $ 592 | $ 403 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Assets and Liabilities
### December 31, 2004
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index | Vanguard® Variable Insurance |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| Total assets | 61 | 6,775 | 48 | 13 | 208 |
| Net assets | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| Contracts in payout (annuitization) | | | | | |
| period | - | - | - | - | - |
| Total net assets | $ 61 | $ 6,775 | $ 48 | $ 13 | $ 208 |
| | | | | | |
| Total number of shares | 2,677 | 608,714 | 3,543 | 170 | 10,671 |
| | | | | | |
| Cost of shares | $ 58 | $ 6,407 | $ 43 | $ 12 | $ 191 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Assets and Liabilities**
**December 31, 2004**
*(Dollars in thousands)*

| | Wanger Select | | Wanger U.S. Smaller Companies | | Washington Mutual Investors<sup>SM</sup> - Class R-3 | | Washington Mutual Investors<sup>SM</sup> - Class R-4 | |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Investments in mutual funds | | | | | | | | |
| at fair value | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| Total assets | | 2,227 | | 2,155 | | 1,232 | | 35,859 |
| Net assets | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| | | | | | | | | |
| **Net assets** | | | | | | | | |
| Accumulation units | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| Contracts in payout (annuitization) | | | | | | | | |
| period | | - | | - | | - | | - |
| Total net assets | $ | 2,227 | $ | 2,155 | $ | 1,232 | $ | 35,859 |
| | | | | | | | | |
| Total number of shares | | 100,725 | | 68,696 | | 40,175 | | 1,167,672 |
| | | | | | | | | |
| Cost of shares | $ | 2,137 | $ | 1,919 | $ | 1,178 | $ | 34,397 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity | AIM V.I. Growth |
|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | |
| Income: | | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 367 | $ - |
| Total investment income | - | - | - | - | 367 | - |
| Expenses: | | | | | | |
| Mortality and expense risk and other charges | - | - | - | 213 | 432 | 186 |
| Total expenses | - | - | - | 213 | 432 | 186 |
| Net investment income (loss) | - | - | - | (213) | (65) | (186) |
| | | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | | |
| Net realized gain (loss) on investments | - | - | - | (2,335) | (4,988) | (3,438) |
| Capital gains distributions | - | 13 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 13 | - | (2,335) | (4,988) | (3,438) |
| Net unrealized appreciation (depreciation) of investments | 2 | 2 | - | 3,580 | 7,928 | 4,751 |
| Net increase (decrease) in net assets resulting from operations | $ 2 | $ 15 | $ - | $ 1,032 | $ 2,875 | $ 1,127 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio | American Balanced Fund® | American Century® Income & Growth |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 90 | $ - | $ - | $ 7 | $ 63 |
| Total investment income | 90 | - | - | 7 | 63 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 204 | - | - | 3 | 32 |
| Total expenses | 204 | - | - | 3 | 32 |
| Net investment income (loss) | (114) | - | - | 4 | 31 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (2,219) | - | - | - | 156 |
| Capital gains distributions | - | - | - | 29 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (2,219) | - | - | 29 | 156 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,175 | 2 | 2 | 29 | 212 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 842 | $ 2 | $ 2 | $ 62 | $ 399 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Ariel Appreciation | Ariel | Baron Asset | Baron Growth | Calvert Social Balanced |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 1,082 |
| Total investment income | - | - | - | - | 1,082 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1 | - | - | 1 | 647 |
| Total expenses | 1 | - | - | 1 | 647 |
| Net investment income (loss) | (1) | - | - | (1) | 435 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | - | (115) |
| Capital gains distributions | 4 | 5 | 3 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4 | 5 | 3 | - | (115) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11 | 7 | 6 | 42 | 4,096 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 14 | $ 12 | $ 9 | $ 41 | $ 4,416 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 227 | $ 309 | $ - | $ 2,008 |
| Total investment income | 7 | 227 | 309 | - | 2,008 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 43 | 285 | 1 | 6,532 |
| Total expenses | 1 | 43 | 285 | 1 | 6,532 |
| Net investment income (loss) | 6 | 184 | 24 | (1) | (4,524) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (5) | 368 | - | 6,291 |
| Capital gains distributions | - | - | 1,784 | 11 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (5) | 2,152 | 11 | 6,291 |
| Net unrealized appreciation (depreciation) of investments | 53 | 1,371 | 3,909 | 43 | 87,085 |
| Net increase (decrease) in net assets resulting from operations | $ 60 | $ 1,550 | $ 6,085 | $ 53 | $ 88,852 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP *Asset Manager*SM | Fidelity® VIP Index 500 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,241 | $ 997 | $ 569 | $ 588 | $ 1,349 |
| Total investment income | 5,241 | 997 | 569 | 588 | 1,349 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 3,760 | 4,026 | 60 | 217 | 1,087 |
| Total expenses | 3,760 | 4,026 | 60 | 217 | 1,087 |
| Net investment income (loss) | 1,481 | (3,029) | 509 | 371 | 262 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (52) | (5,418) | (63) | (1,138) | (1,689) |
| Capital gains distributions | 1,252 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,200 | (5,418) | (63) | (1,138) | (1,689) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 34,754 | 15,744 | (18) | 1,644 | 11,434 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 37,435 | $ 7,297 | $ 428 | $ 877 | $ 10,007 |

*The accompanying notes are an integral part of these financial statements.*

37

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 394 | $ - | $ 42 | $ 3 | $ 234 |
| Total investment income | 394 | - | 42 | 3 | 234 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 393 | - | 292 | 3 | 133 |
| Total expenses | 393 | - | 292 | 3 | 133 |
| Net investment income (loss) | 1 | - | (250) | - | 101 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,313 | - | 1,628 | - | 1 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,313 | - | 1,628 | - | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,946 | 8 | 5,351 | 85 | 3,538 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,260 | $ 8 | $ 6,729 | $ 85 | $ 3,640 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | ING GET Fund - Series D | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 5,799 | $ 5,062 | $ 1,644 | $ 746 |
| Total investment income | 1 | 5,799 | 5,062 | 1,644 | 746 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 192 | 681 | 271 | 221 |
| Total expenses | - | 192 | 681 | 271 | 221 |
| Net investment income (loss) | 1 | 5,607 | 4,381 | 1,373 | 525 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (18,597) | (7,517) | (1,944) | (141) |
| Capital gains distributions | 1 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | (18,597) | (7,517) | (1,944) | (141) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 5 | 12,860 | 2,594 | 530 | (368) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7 | $ (130) | $ (542) | $ (41) | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING GET Fund - Series I | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 36 | $ 17 | $ 56 | $ 37 | $ 150 |
| Total investment income | 36 | 17 | 56 | 37 | 150 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 15 | 6 | 20 | 11 | 52 |
| Total expenses | 15 | 6 | 20 | 11 | 52 |
| Net investment income (loss) | 21 | 11 | 36 | 26 | 98 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | (1) | (2) | (4) | 26 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (4) | (1) | (2) | (4) | 26 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (22) | (12) | (45) | (26) | (98) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5) | $ (2) | $ (11) | $ (4) | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond | ING VP Money Market |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 749 | $ 13,461 | $ 78 | $ 32,360 | $ 2,594 |
| Total investment income | 749 | 13,461 | 78 | 32,360 | 2,594 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 362 | 7,315 | 99 | 4,382 | 2,242 |
| Total expenses | 362 | 7,315 | 99 | 4,382 | 2,242 |
| Net investment income (loss) | 387 | 6,146 | (21) | 27,978 | 352 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 467 | (10,010) | 869 | 6,351 | (180) |
| Capital gains distributions | 432 | - | - | 16,340 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 899 | (10,010) | 869 | 22,691 | (180) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (940) | 57,025 | 674 | (36,125) | 27 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 346 | $ 53,161 | $ 1,522 | $ 14,544 | $ 199 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 143 | $ 1 | $ 513 | $ 239 | $ 8 |
| Total investment income | 143 | 1 | 513 | 239 | 8 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 157 | 4 | 187 | 167 | 14 |
| Total expenses | 157 | 4 | 187 | 167 | 14 |
| Net investment income (loss) | (14) | (3) | 326 | 72 | (6) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,406 | 41 | 74 | 111 | 81 |
| Capital gains distributions | - | 7 | - | 142 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,406 | 48 | 74 | 253 | 81 |
| Net unrealized appreciation (depreciation) of investments | 421 | 100 | 1,618 | 2,450 | 48 |
| Net increase (decrease) in net assets resulting from operations | $ 1,813 | $ 145 | $ 2,018 | $ 2,775 | $ 123 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Operations
## For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING American Century Select | ING American Century Small Cap Value | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 7 | $ - | $ 1 | $ 1,453 |
| Total investment income | - | 7 | - | 1 | 1,453 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 27 | 171 | 350 | 12 | 1,322 |
| Total expenses | 27 | 171 | 350 | 12 | 1,322 |
| Net investment income (loss) | (27) | (164) | (350) | (11) | 131 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 209 | 863 | 1,811 | 32 | 7,586 |
| Capital gains distributions | - | 1,573 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 209 | 2,436 | 1,811 | 32 | 7,586 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (140) | 931 | 7,495 | 74 | 13,567 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 42 | $ 3,203 | $ 8,956 | $ 95 | $ 21,284 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value | ING MFS Capital Opportunities | ING OpCap Balanced Value | ING Oppenheimer Global | ING PIMCO Total Return |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ 20 | $ 643 | $ 161 | $ - | $ - |
| Total investment income | 20 | 643 | 161 | - | - |
| Expenses: | | | | | |
|   Mortality and expense risk and | | | | | |
|     other charges | 93 | 1,501 | 176 | 18 | 397 |
| Total expenses | 93 | 1,501 | 176 | 18 | 397 |
| Net investment income (loss) | (73) | (858) | (15) | (18) | (397) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 504 | (26,049) | 339 | 140 | (143) |
| Capital gains distributions | 420 | - | - | 18 | 368 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | 924 | (26,049) | 339 | 158 | 225 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | 898 | 42,459 | 1,098 | 96 | 1,349 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ 1,749 | $ 15,552 | $ 1,422 | $ 236 | $ 1,177 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value | ING T. Rowe Price Diversified Mid Cap Growth - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 45 | $ - |
| Total investment income | - | - | - | 45 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 2,437 | - | 123 | 63 | - |
| Total expenses | 2,437 | - | 123 | 63 | - |
| Net investment income (loss) | (2,437) | - | (123) | (18) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (6,887) | 1 | 485 | 392 | 4 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (6,887) | 1 | 485 | 392 | 4 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 27,553 | - | 269 | 13 | (3) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 18,229 | $ 1 | $ 631 | $ 387 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 432 | $ - | $ 1,029 | $ - |
| Total investment income | - | 432 | - | 1,029 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 118 | 2,811 | - | 1,392 | 525 |
| Total expenses | 118 | 2,811 | - | 1,392 | 525 |
| Net investment income (loss) | (118) | (2,379) | - | (363) | (525) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 726 | 1,108 | - | (4,373) | 1,016 |
| Capital gains distributions | - | - | - | - | 249 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 726 | 1,108 | - | (4,373) | 1,265 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (158) | 24,701 | 20 | 21,134 | 7,283 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 450 | $ 23,430 | $ 20 | $ 16,398 | $ 8,023 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING Financial Services |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 804 | $ 794 | $ 635 | $ - |
| Total investment income | 6 | 804 | 794 | 635 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 18 | 682 | 795 | 361 | - |
| Total expenses | 18 | 682 | 795 | 361 | - |
| Net investment income (loss) | (12) | 122 | (1) | 274 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 99 | (563) | (482) | 52 | - |
| Capital gains distributions | - | - | - | - | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 99 | (563) | (482) | 52 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 64 | 6,282 | 8,330 | 2,011 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 151 | $ 5,841 | $ 7,847 | $ 2,337 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING VP Growth and Income | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 | ING GET US Core - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 52,069 | $ 16 | $ 21 | $ 1 | $ - |
| Total investment income | 52,069 | 16 | 21 | 1 | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 24,646 | 28 | 251 | 746 | 4 |
| Total expenses | 24,646 | 28 | 251 | 746 | 4 |
| Net investment income (loss) | 27,423 | (12) | (230) | (745) | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (285,303) | 9 | 67 | (168) | - |
| Capital gains distributions | - | 2 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (285,303) | 11 | 67 | (168) | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 406,325 | 49 | 625 | 643 | 37 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 148,445 | $ 48 | $ 462 | $ (270) | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond | ING VP Global Science and Technology |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 5 | $ 4 | $ - |
| Total investment income | - | - | 5 | 4 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 23 | 2 | 1 | 1 | 439 |
| Total expenses | 23 | 2 | 1 | 1 | 439 |
| Net investment income (loss) | (23) | (2) | 4 | 3 | (439) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | - | - | 3,927 |
| Capital gains distributions | - | - | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | - | - | 2 | 3,927 |
| Net unrealized appreciation (depreciation) of investments | 67 | 3 | (1) | (1) | (5,231) |
| Net increase (decrease) in net assets resulting from operations | $ 46 | $ 1 | $ 3 | $ 4 | $ (1,743) |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Operations
## For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap | ING VP International Equity |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 116 | $ 5,298 | $ 1,204 | $ 187 | $ 158 |
| Total investment income | 116 | 5,298 | 1,204 | 187 | 158 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 934 | 5,474 | 2,918 | 1,211 | 131 |
| Total expenses | 934 | 5,474 | 2,918 | 1,211 | 131 |
| Net investment income (loss) | (818) | (176) | (1,714) | (1,024) | 27 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (12,208) | (14,980) | 649 | 1,259 | 1,606 |
| Capital gains distributions | - | - | - | 647 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (12,208) | (14,980) | 649 | 1,906 | 1,606 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 18,062 | 63,400 | 46,443 | 24,020 | 371 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 5,036 | $ 48,244 | $ 45,378 | $ 24,902 | $ 2,004 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | ING VP Small Company | ING VP Value Opportunity | ING VP Financial Services | ING VP Growth Opportunities | ING VP International Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 484 | $ 972 | $ 1 | $ - | $ 561 |
| Total investment income | 484 | 972 | 1 | - | 561 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 1,706 | 1,190 | 1 | 5 | 433 |
| Total expenses | 1,706 | 1,190 | 1 | 5 | 433 |
| Net investment income (loss) | (1,222) | (218) | - | (5) | 128 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5,232 | (9,363) | - | 162 | 1,986 |
| Capital gains distributions | - | - | 2 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5,232 | (9,363) | 2 | 162 | 1,986 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 16,525 | 19,282 | 13 | (100) | 5,361 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 20,535 | $ 9,701 | $ 15 | $ 57 | $ 7,475 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Real Estate | ING VP SmallCap Opportunities | ING Real Estate |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ - | $ 334 | $ - | $ 4 |
| Total investment income | 27 | - | 334 | - | 4 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 19 | 57 | 74 | 66 | 1 |
| Total expenses | 19 | 57 | 74 | 66 | 1 |
| Net investment income (loss) | 8 | (57) | 260 | (66) | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 111 | 403 | 21 | 571 | - |
| Capital gains distributions | - | - | 285 | - | 15 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 111 | 403 | 306 | 571 | 15 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 5 | 53 | 3,298 | 177 | 19 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 124 | $ 399 | $ 3,864 | $ 682 | $ 37 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income | Janus Aspen Growth |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 8,054 | $ 1 | $ 4,666 | $ 292 |
| Total investment income | - | 8,054 | 1 | 4,666 | 292 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 3,832 | 33 | 833 | 2,254 |
| Total expenses | - | 3,832 | 33 | 833 | 2,254 |
| Net investment income (loss) | - | 4,222 | (32) | 3,833 | (1,962) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (2,816) | 181 | 1,064 | (24,092) |
| Capital gains distributions | - | - | - | 656 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | (2,816) | 181 | 1,720 | (24,092) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 24,167 | 326 | (3,208) | 31,387 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 25,573 | $ 475 | $ 2,345 | $ 5,333 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty | Lord Abbett Affiliated | Lord Abbett Growth and Income |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 4,550 | $ - | $ 1 | $ 857 |
| Total investment income | - | 4,550 | - | 1 | 857 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 4,706 | 4,958 | 6 | 1 | 857 |
| Total expenses | 4,706 | 4,958 | 6 | 1 | 857 |
| Net investment income (loss) | (4,706) | (408) | (6) | - | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (86,576) | (19,474) | (13) | - | 40 |
| Capital gains distributions | - | - | - | 3 | 871 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (86,576) | (19,474) | (13) | 3 | 911 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 170,273 | 32,506 | 152 | 10 | 9,290 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 78,991 | $ 12,624 | $ 133 | $ 13 | $ 10,201 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

|  | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 251 | $ 1 | $ - | $ 1 | $ 1,034 |
| Total investment income | 251 | 1 | - | 1 | 1,034 |
| Expenses: |  |  |  |  |  |
| Mortality and expense risk and |  |  |  |  |  |
| other charges | 594 | 1 | 1 | 1 | 676 |
| Total expenses | 594 | 1 | 1 | 1 | 676 |
| Net investment income (loss) | (343) | - | (1) | - | 358 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 628 | - | 1 | - | 257 |
| Capital gains distributions | 1,278 | 8 | 43 | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 1,906 | 8 | 44 | - | 257 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 12,041 | 21 | 13 | 16 | 5,989 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 13,604 | $ 29 | $ 56 | $ 16 | $ 6,604 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Moderate Allocation | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ 1 | $ 83 | $ - |
| Total investment income | - | 3 | 1 | 83 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | - | - | 24 | 1 |
| Total expenses | - | - | - | 24 | 1 |
| Net investment income (loss) | - | 3 | 1 | 59 | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | 1 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 63 | 19 | 16 | 784 | 15 |
| Net increase (decrease) in net assets resulting from operations | $ 63 | $ 22 | $ 17 | $ 844 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth | Oppenheimer Global Securities |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 458 | $ - | $ - | $ - | $ 3,624 |
| Total investment income | 458 | - | - | - | 3,624 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 134 | - | - | - | 3,222 |
| Total expenses | 134 | - | - | - | 3,222 |
| Net investment income (loss) | 324 | - | - | - | 402 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 640 | - | - | - | 218 |
| Capital gains distributions | 159 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 799 | - | - | - | 218 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,988 | - | 1 | - | 58,591 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,111 | $ - | $ 1 | $ - | $ 59,211 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond | Pax World Balanced | PIMCO NFJ Small-Cap Value |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1,770 | $ 97 | $ 1 |
| Total investment income | - | - | 1,770 | 97 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | - | 389 | 72 | - |
| Total expenses | - | - | 389 | 72 | - |
| Net investment income (loss) | - | - | 1,381 | 25 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 788 | 189 | - |
| Capital gains distributions | - | - | - | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 788 | 189 | 3 |
| Net unrealized appreciation (depreciation) of investments | 3 | 1 | 899 | 1,039 | 5 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 1 | $ 3,068 | $ 1,253 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | PIMCO VIT Real Return | Pioneer High Yield | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 33 | $ 6 | $ 423 | $ - | $ 24 |
| Total investment income | 33 | 6 | 423 | - | 24 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 26 | 1 | 164 | - | 21 |
| Total expenses | 26 | 1 | 164 | - | 21 |
| Net investment income (loss) | 7 | 5 | 259 | - | 3 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 40 | - | 551 | - | 85 |
| Capital gains distributions | 272 | 10 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 312 | 10 | 551 | - | 85 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (58) | (1) | 1,984 | - | 136 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 261 | $ 14 | $ 2,794 | $ - | $ 224 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Pioneer High Yield VCT | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 61 | $ 83 | $ - | $ 1 | $ 7 |
| Total investment income | 61 | 83 | - | 1 | 7 |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | 13 | 284 | - | 1 | 1 |
| Total expenses | 13 | 284 | - | 1 | 1 |
| Net investment income (loss) | 48 | (201) | - | - | 6 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 59 | 405 | - | - | - |
| Capital gains distributions | - | 218 | - | 34 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 59 | 623 | - | 34 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 65 | 5,908 | - | 27 | 47 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 172 | $ 6,330 | $ - | $ 61 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Operations**
**For the year ended December 31, 2004**
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index | Vanguard® Variable Insurance |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 71 | $ - | $ - | $ - |
| Total investment income | 1 | 71 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and | | | | | |
| other charges | - | 14 | - | - | 1 |
| Total expenses | - | 14 | - | - | 1 |
| Net investment income (loss) | 1 | 57 | - | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 8 | - | - | - |
| Capital gains distributions | 2 | - | 1 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2 | 8 | 1 | - | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 368 | 5 | (5) | 17 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6 | $ 433 | $ 6 | $ (5) | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Operations
### For the year ended December 31, 2004
*(Dollars in thousands)*

| | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors[SM] - Class R-3 | Washington Mutual Investors[SM] - Class R-4 |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ - | $ 8 | $ 218 |
| Total investment income | - | - | 8 | 218 |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 8 | 7 | 3 | 94 |
| Total expenses | 8 | 7 | 3 | 94 |
| Net investment income (loss) | (8) | (7) | 5 | 124 |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | 205 | (9) | - | - |
| Capital gains distributions | - | - | 10 | 299 |
| Total realized gain (loss) on investments and capital gains distributions | 205 | (9) | 10 | 299 |
| Net unrealized appreciation (depreciation) of investments | 90 | 236 | 54 | 1,462 |
| Net increase (decrease) in net assets resulting from operations | $ 287 | $ 220 | $ 69 | $ 1,885 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | AIM Health Sciences | AIM Mid Cap Core Equity | AIM Small Cap Growth | AIM V.I. Capital Appreciation | AIM V.I. Core Equity |
|---|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ 15,302 | $ 34,728 |
| | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | |
| Operations: | | | | | |
| Net investment income (loss) | - | - | - | (186) | (19) |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | (3,465) | (2,551) |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 8,085 | 10,595 |
| Net increase (decrease) in net assets from operations | - | - | - | 4,434 | 8,025 |
| Changes from principal transactions: | | | | | |
| Total unit transactions | - | - | - | 826 | (231) |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | 826 | (231) |
| Total increase (decrease) in net assets | - | - | - | 5,260 | 7,794 |
| **Net assets at December 31, 2003** | - | - | - | 20,562 | 42,522 |
| | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | |
| Operations: | | | | | |
| Net investment income (loss) | - | - | - | (213) | (65) |
| Net realized gain (loss) on investments and capital gains distributions | - | 13 | - | (2,335) | (4,988) |
| Net unrealized appreciation (depreciation) during the year | 2 | 2 | - | 3,580 | 7,928 |
| Net increase (decrease) in net assets from operations | 2 | 15 | - | 1,032 | 2,875 |
| Changes from contract transactions: | | | | | |
| Total unit transactions | 19 | 181 | - | (1,070) | (7,084) |
| Net increase (decrease) in assets derived from principal transactions | 19 | 181 | - | (1,070) | (7,084) |
| Total increase (decrease) in net assets | 21 | 196 | - | (38) | (4,209) |
| **Net assets at December 31, 2004** | $ 21 | $ 196 | $ - | $ 20,524 | $ 38,313 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | AIM V.I. Growth | AIM V.I. Premier Equity | Alliance-Bernstein Growth and Income Fund | Alliance-Bernstein Growth and Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 11,403 | $ 15,977 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (152) | (129) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | (2,355) | (1,545) | - | - |
| Net unrealized appreciation (depreciation) during the year | 6,249 | 5,662 | - | - |
| Net increase (decrease) in net assets from operations | 3,742 | 3,988 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,910 | 1,076 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 1,910 | 1,076 | - | - |
| Total increase (decrease) in net assets | 5,652 | 5,064 | - | - |
| **Net assets at December 31, 2003** | 17,055 | 21,041 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (186) | (114) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | (3,438) | (2,219) | - | - |
| Net unrealized appreciation (depreciation) during the year | 4,751 | 3,175 | 2 | 2 |
| Net increase (decrease) in net assets from operations | 1,127 | 842 | 2 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (587) | (2,247) | 20 | 48 |
| Net increase (decrease) in assets derived from principal transactions | (587) | (2,247) | 20 | 48 |
| Total increase (decrease) in net assets | 540 | (1,405) | 22 | 50 |
| **Net assets at December 31, 2004** | $ 17,595 | $ 19,636 | $ 22 | $ 50 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | American Balanced Fund® | American Century® Income & Growth | Ariel Appreciation | Ariel |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 1,152 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 10 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | (1) | - | - |
| Net unrealized appreciation (depreciation) during the year | - | 440 | - | - |
| Net increase (decrease) in net assets from operations | - | 449 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 890 | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | 890 | - | - |
| Total increase (decrease) in net assets | - | 1,339 | - | - |
| **Net assets at December 31, 2003** | - | 2,491 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 31 | (1) | - |
| Net realized gain (loss) on investments and capital gains distributions | 29 | 156 | 4 | 5 |
| Net unrealized appreciation (depreciation) during the year | 29 | 212 | 11 | 7 |
| Net increase (decrease) in net assets from operations | 62 | 399 | 14 | 12 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,207 | 1,499 | 178 | 142 |
| Net increase (decrease) in assets derived from principal transactions | 1,207 | 1,499 | 178 | 142 |
| Total increase (decrease) in net assets | 1,269 | 1,898 | 192 | 154 |
| **Net assets at December 31, 2004** | $ 1,269 | $ 4,389 | $ 192 | $ 154 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Baron Asset | Baron Growth | Calvert Social Balanced | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ - | $ - | $ 49,766 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 520 | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | (538) | - |
| Net unrealized appreciation (depreciation) during the year | - | - | 9,048 | - |
| Net increase (decrease) in net assets from operations | - | - | 9,030 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | 1,780 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 1,780 | - |
| Total increase (decrease) in net assets | - | - | 10,810 | - |
| **Net assets at December 31, 2003** | - | - | 60,576 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | 435 | 6 |
| Net realized gain (loss) on investments and capital gains distributions | 3 | - | (115) | 1 |
| Net unrealized appreciation (depreciation) during the year | 6 | 42 | 4,096 | 53 |
| Net increase (decrease) in net assets from operations | 9 | 41 | 4,416 | 60 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 126 | 351 | 1,178 | 493 |
| Net increase (decrease) in assets derived from principal transactions | 126 | 351 | 1,178 | 493 |
| Total increase (decrease) in net assets | 135 | 392 | 5,594 | 553 |
| **Net assets at December 31, 2004** | $ 135 | $ 392 | $ 66,170 | $ 553 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values | Fidelity® Advisor Mid Cap | Fidelity® VIP Contrafund® |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 9,367 | $ - | $ 382,356 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (118) | - | (2,805) |
| Net realized gain (loss) on investments and capital gains distributions | - | (267) | - | 2,957 |
| Net unrealized appreciation (depreciation) during the year | - | 4,137 | - | 112,756 |
| Net increase (decrease) in net assets from operations | - | 3,752 | - | 112,908 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 4,019 | - | 69,108 |
| Net increase (decrease) in assets derived from principal transactions | - | 4,019 | - | 69,108 |
| Total increase (decrease) in net assets | - | 7,771 | - | 182,016 |
| **Net assets at December 31, 2003** | - | 17,138 | - | 564,372 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 184 | 24 | (1) | (4,524) |
| Net realized gain (loss) on investments and capital gains distributions | (5) | 2,152 | 11 | 6,291 |
| Net unrealized appreciation (depreciation) during the year | 1,371 | 3,909 | 43 | 87,085 |
| Net increase (decrease) in net assets from operations | 1,550 | 6,085 | 53 | 88,852 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14,810 | 24,331 | 370 | 90,038 |
| Net increase (decrease) in assets derived from principal transactions | 14,810 | 24,331 | 370 | 90,038 |
| Total increase (decrease) in net assets | 16,360 | 30,416 | 423 | 178,890 |
| **Net assets at December 31, 2004** | $ 16,360 | $ 47,554 | $ 423 | $ 743,262 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Fidelity® VIP Equity- Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP *Asset Manager*ˢᴹ |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 226,895 | $ 277,744 | $ 3,569 | $ 18,235 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,598 | (2,540) | 229 | 495 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (2,223) | (8,623) | 942 | (405) |
| Net unrealized appreciation (depreciation) during the year | 70,405 | 98,646 | 154 | 3,010 |
| Net increase (decrease) in net assets from operations | 69,780 | 87,483 | 1,325 | 3,100 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 31,145 | 14,969 | 2,398 | 392 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 31,145 | 14,969 | 2,398 | 392 |
| Total increase (decrease) in net assets | 100,925 | 102,452 | 3,723 | 3,492 |
| **Net assets at December 31, 2003** | 327,820 | 380,196 | 7,292 | 21,727 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,481 | (3,029) | 509 | 371 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | 1,200 | (5,418) | (63) | (1,138) |
| Net unrealized appreciation (depreciation) during the year | 34,754 | 15,744 | (18) | 1,644 |
| Net increase (decrease) in net assets from operations | 37,435 | 7,297 | 428 | 877 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39,833 | (10,155) | (2,510) | (2,277) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 39,833 | (10,155) | (2,510) | (2,277) |
| Total increase (decrease) in net assets | 77,268 | (2,858) | (2,082) | (1,400) |
| **Net assets at December 31, 2004** | $ 405,088 | $ 377,338 | $ 5,210 | $ 20,327 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 | Fidelity® VIP Overseas | Franklin Small-Mid Cap Growth | Franklin Small Cap Value Securities |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 72,668 | $ 14,076 | $ - | $ 7,951 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 319 | (91) | - | (93) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (4,305) | 6,761 | - | 452 |
| Net unrealized appreciation (depreciation) during the year | 24,674 | 2,791 | - | 2,979 |
| Net increase (decrease) in net assets from operations | 20,688 | 9,461 | - | 3,338 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,690 | 6,804 | - | 4,594 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 7,690 | 6,804 | - | 4,594 |
| Total increase (decrease) in net assets | 28,378 | 16,265 | - | 7,932 |
| **Net assets at December 31, 2003** | 101,046 | 30,341 | - | 15,883 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 262 | 1 | - | (250) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (1,689) | 2,313 | - | 1,628 |
| Net unrealized appreciation (depreciation) during the year | 11,434 | 1,946 | 8 | 5,351 |
| Net increase (decrease) in net assets from operations | 10,007 | 4,260 | 8 | 6,729 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,710 | 6,456 | 62 | 27,520 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 5,710 | 6,456 | 62 | 27,520 |
| Total increase (decrease) in net assets | 15,717 | 10,716 | 70 | 34,249 |
| **Net assets at December 31, 2004** | $ 116,763 | $ 41,057 | $ 70 | $ 50,132 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING GET Fund - Series D |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $          - | $          - | $          - | $     234,066 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 5,189 |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | (7,603) |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 2,750 |
| Net increase (decrease) in net assets from operations | - | - | - | 336 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | (81,633) |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | (81,633) |
| Total increase (decrease) in net assets | - | - | - | (81,297) |
| **Net assets at December 31, 2003** | - | - | - | 152,769 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 101 | 1 | 5,607 |
| Net realized gain (loss) on investments and capital gains distributions | - | 1 | 1 | (18,597) |
| Net unrealized appreciation (depreciation) during the year | 85 | 3,538 | 5 | 12,860 |
| Net increase (decrease) in net assets from operations | 85 | 3,640 | 7 | (130) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,235 | 47,701 | 103 | (152,639) |
| Net increase (decrease) in assets derived from principal transactions | 1,235 | 47,701 | 103 | (152,639) |
| Total increase (decrease) in net assets | 1,320 | 51,341 | 110 | (152,769) |
| **Net assets at December 31, 2004** | $     1,320 | $    51,341 | $        110 | $          - |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series E | ING GET Fund - Series G | ING GET Fund - Series H | ING GET Fund - Series I |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 104,443 | $ 29,756 | $ 23,282 | $ 1,190 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,544 | 724 | 563 | 19 |
| Net realized gain (loss) on investments and capital gains distributions | (905) | (150) | (25) | - |
| Net unrealized appreciation (depreciation) during the year | (405) | (350) | (191) | (4) |
| Net increase (decrease) in net assets from operations | 1,234 | 224 | 347 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26,021) | (6,149) | (5,094) | (113) |
| Net increase (decrease) in assets derived from principal transactions | (26,021) | (6,149) | (5,094) | (113) |
| Total increase (decrease) in net assets | (24,787) | (5,925) | (4,747) | (98) |
| **Net assets at December 31, 2003** | 79,656 | 23,831 | 18,535 | 1,092 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,381 | 1,373 | 525 | 21 |
| Net realized gain (loss) on investments and capital gains distributions | (7,517) | (1,944) | (141) | (4) |
| Net unrealized appreciation (depreciation) during the year | 2,594 | 530 | (368) | (22) |
| Net increase (decrease) in net assets from operations | (542) | (41) | 16 | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (79,114) | (23,790) | (5,052) | (317) |
| Net increase (decrease) in assets derived from principal transactions | (79,114) | (23,790) | (5,052) | (317) |
| Total increase (decrease) in net assets | (79,656) | (23,831) | (5,036) | (322) |
| **Net assets at December 31, 2004** | $ - | $ - | $ 13,499 | $ 770 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series J | ING GET Fund - Series K | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 394 | $ 2,048 | $ 1,187 | $ 5,031 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 34 | 27 | (61) |
| Net realized gain (loss) on investments and capital gains distributions | (1) | 7 | - | 30 |
| Net unrealized appreciation (depreciation) during the year | (2) | (23) | (3) | 213 |
| Net increase (decrease) in net assets from operations | 4 | 18 | 24 | 182 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12) | (330) | (162) | (828) |
| Net increase (decrease) in assets derived from principal transactions | (12) | (330) | (162) | (828) |
| Total increase (decrease) in net assets | (8) | (312) | (138) | (646) |
| **Net assets at December 31, 2003** | 386 | 1,736 | 1,049 | 4,385 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 36 | 26 | 98 |
| Net realized gain (loss) on investments and capital gains distributions | (1) | (2) | (4) | 26 |
| Net unrealized appreciation (depreciation) during the year | (12) | (45) | (26) | (98) |
| Net increase (decrease) in net assets from operations | (2) | (11) | (4) | 26 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (33) | (376) | (349) | (562) |
| Net increase (decrease) in assets derived from principal transactions | (33) | (376) | (349) | (562) |
| Total increase (decrease) in net assets | (35) | (387) | (353) | (536) |
| **Net assets at December 31, 2004** | $ 351 | $ 1,349 | $ 696 | $ 3,849 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING VP Balanced | ING VP Emerging Markets | ING VP Intermediate Bond |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 46,558 | $ 597,925 | $ 5,020 | $ 458,178 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (465) | 5,590 | (61) | 2,655 |
| Net realized gain (loss) on investments and capital gains distributions | 381 | (20,852) | 1,993 | 6,513 |
| Net unrealized appreciation (depreciation) during the year | 1,679 | 114,905 | 669 | 12,637 |
| Net increase (decrease) in net assets from operations | 1,595 | 99,643 | 2,601 | 21,805 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,492) | (38,198) | 551 | (71,798) |
| Net increase (decrease) in assets derived from principal transactions | (15,492) | (38,198) | 551 | (71,798) |
| Total increase (decrease) in net assets | (13,897) | 61,445 | 3,152 | (49,993) |
| **Net assets at December 31, 2003** | 32,661 | 659,370 | 8,172 | 408,185 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 387 | 6,146 | (21) | 27,978 |
| Net realized gain (loss) on investments and capital gains distributions | 899 | (10,010) | 869 | 22,691 |
| Net unrealized appreciation (depreciation) during the year | (940) | 57,025 | 674 | (36,125) |
| Net increase (decrease) in net assets from operations | 346 | 53,161 | 1,522 | 14,544 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,049) | (20,383) | 815 | (14,984) |
| Net increase (decrease) in assets derived from principal transactions | (9,049) | (20,383) | 815 | (14,984) |
| Total increase (decrease) in net assets | (8,703) | 32,778 | 2,337 | (440) |
| **Net assets at December 31, 2004** | $ 23,958 | $ 692,148 | $ 10,509 | $ 407,745 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Money Market | ING VP Natural Resources | ING Julius Baer Foreign | ING MFS Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 368,846 | $ 11,897 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,594 | (123) | - | 16 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (2,912) | (744) | - | (1) |
| Net unrealized appreciation (depreciation) during the year | 151 | 4,001 | - | 403 |
| Net increase (decrease) in net assets from operations | (167) | 3,134 | - | 418 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111,202) | (1,060) | - | 7,871 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (111,202) | (1,060) | - | 7,871 |
| Total increase (decrease) in net assets | (111,369) | 2,074 | - | 8,289 |
| **Net assets at December 31, 2003** | 257,477 | 13,971 | - | 8,289 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 352 | (14) | (3) | 326 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (180) | 1,406 | 48 | 74 |
| Net unrealized appreciation (depreciation) during the year | 27 | 421 | 100 | 1,618 |
| Net increase (decrease) in net assets from operations | 199 | 1,813 | 145 | 2,018 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (40,724) | 5,006 | 1,283 | 18,812 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (40,724) | 5,006 | 1,283 | 18,812 |
| Total increase (decrease) in net assets | (40,525) | 6,819 | 1,428 | 20,830 |
| **Net assets at December 31, 2004** | $ 216,952 | $ 20,790 | $ 1,428 | $ 29,119 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income | ING Aeltus Enhanced Index | ING American Century Select | ING American Century Small Cap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 126 | $ 255 | $ 1,834 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (1) | (11) | (33) |
| Net realized gain (loss) on investments and capital gains distributions | 25 | 16 | 47 | 201 |
| Net unrealized appreciation (depreciation) during the year | 167 | 85 | 249 | 960 |
| Net increase (decrease) in net assets from operations | 190 | 100 | 285 | 1,128 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,953 | 574 | 1,654 | 3,345 |
| Net increase (decrease) in assets derived from principal transactions | 1,953 | 574 | 1,654 | 3,345 |
| Total increase (decrease) in net assets | 2,143 | 674 | 1,939 | 4,473 |
| **Net assets at December 31, 2003** | 2,143 | 800 | 2,194 | 6,307 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 72 | (6) | (27) | (164) |
| Net realized gain (loss) on investments and capital gains distributions | 253 | 81 | 209 | 2,436 |
| Net unrealized appreciation (depreciation) during the year | 2,450 | 48 | (140) | 931 |
| Net increase (decrease) in net assets from operations | 2,775 | 123 | 42 | 3,203 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25,205 | 613 | (166) | 16,067 |
| Net increase (decrease) in assets derived from principal transactions | 25,205 | 613 | (166) | 16,067 |
| Total increase (decrease) in net assets | 27,980 | 736 | (124) | 19,270 |
| **Net assets at December 31, 2004** | $ 30,123 | $ 1,536 | $ 2,070 | $ 25,577 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING Baron Small Cap Growth | ING Goldman Sachs® Capital Growth | ING JPMorgan International | ING JPMorgan Mid Cap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 3,239 | $ 347 | $ 107,839 | $ 1,038 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (87) | (6) | 5 | (12) |
| Net realized gain (loss) on investments and capital gains distributions | 175 | 10 | 13,443 | 93 |
| Net unrealized appreciation (depreciation) during the year | 2,280 | 112 | 19,848 | 486 |
| Net increase (decrease) in net assets from operations | 2,368 | 116 | 33,296 | 567 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,650 | 364 | (14,631) | 2,394 |
| Net increase (decrease) in assets derived from principal transactions | 9,650 | 364 | (14,631) | 2,394 |
| Total increase (decrease) in net assets | 12,018 | 480 | 18,665 | 2,961 |
| **Net assets at December 31, 2003** | 15,257 | 827 | 126,504 | 3,999 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (350) | (11) | 131 | (73) |
| Net realized gain (loss) on investments and capital gains distributions | 1,811 | 32 | 7,586 | 924 |
| Net unrealized appreciation (depreciation) during the year | 7,495 | 74 | 13,567 | 898 |
| Net increase (decrease) in net assets from operations | 8,956 | 95 | 21,284 | 1,749 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 34,104 | 568 | (9,236) | 8,678 |
| Net increase (decrease) in assets derived from principal transactions | 34,104 | 568 | (9,236) | 8,678 |
| Total increase (decrease) in net assets | 43,060 | 663 | 12,048 | 10,427 |
| **Net assets at December 31, 2004** | $ 58,317 | $ 1,490 | $ 138,552 | $ 14,426 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING MFS Capital Opportunities | ING OpCap Balanced Value | ING Oppenheimer Global | ING PIMCO Total Return |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 129,150 | $ 515 | $ 202 | $ 16,279 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,132) | 43 | (7) | 563 |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (9,998) | 69 | 99 | 834 |
| Net unrealized appreciation (depreciation) during the year | 43,736 | 692 | 116 | (744) |
| Net increase (decrease) in net assets from operations | 32,606 | 804 | 208 | 653 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,259) | 7,864 | 884 | 14,295 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (10,259) | 7,864 | 884 | 14,295 |
| Total increase (decrease) in net assets | 22,347 | 8,668 | 1,092 | 14,948 |
| **Net assets at December 31, 2003** | 151,497 | 9,183 | 1,294 | 31,227 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (858) | (15) | (18) | (397) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (26,049) | 339 | 158 | 225 |
| Net unrealized appreciation (depreciation) during the year | 42,459 | 1,098 | 96 | 1,349 |
| Net increase (decrease) in net assets from operations | 15,552 | 1,422 | 236 | 1,177 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (23,464) | 9,869 | 734 | 11,288 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (23,464) | 9,869 | 734 | 11,288 |
| Total increase (decrease) in net assets | (7,912) | 11,291 | 970 | 12,465 |
| **Net assets at December 31, 2004** | $ 143,585 | $ 20,474 | $ 2,264 | $ 43,692 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING Salomon Brothers Aggressive Growth - Initial Class | ING Salomon Brothers Aggressive Growth - Service Class | ING Salomon Brothers Fundamental Value | ING Salomon Brothers Investors Value |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 175,927 | $ - | $ 244 | $ 635 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,138) | - | 26 | (8) |
| Net realized gain (loss) on investments and capital gains distributions | (11,102) | - | 209 | 25 |
| Net unrealized appreciation (depreciation) during the year | 76,768 | - | 900 | 574 |
| Net increase (decrease) in net assets from operations | 63,528 | - | 1,135 | 591 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 329 | - | 8,035 | 2,793 |
| Net increase (decrease) in assets derived from principal transactions | 329 | - | 8,035 | 2,793 |
| Total increase (decrease) in net assets | 63,857 | - | 9,170 | 3,384 |
| **Net assets at December 31, 2003** | 239,784 | - | 9,414 | 4,019 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,437) | - | (123) | (18) |
| Net realized gain (loss) on investments and capital gains distributions | (6,887) | 1 | 485 | 392 |
| Net unrealized appreciation (depreciation) during the year | 27,553 | - | 269 | 13 |
| Net increase (decrease) in net assets from operations | 18,229 | 1 | 631 | 387 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (29,660) | 15 | 314 | 1,354 |
| Net increase (decrease) in assets derived from principal transactions | (29,660) | 15 | 314 | 1,354 |
| Total increase (decrease) in net assets | (11,431) | 16 | 945 | 1,741 |
| **Net assets at December 31, 2004** | $ 228,353 | $ 16 | $ 10,359 | $ 5,760 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth - Service Class | ING T. Rowe Price Growth Equity - Initial Class | ING T. Rowe Price Growth Equity - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 902 | $ 169,889 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (41) | (1,770) | - |
| Net realized gain (loss) on investments and capital gains distributions | 3 | 306 | (1,850) | - |
| Net unrealized appreciation (depreciation) during the year | 3 | 848 | 55,811 | - |
| Net increase (decrease) in net assets from operations | 6 | 1,113 | 52,191 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 7,405 | 24,523 | - |
| Net increase (decrease) in assets derived from principal transactions | 10 | 7,405 | 24,523 | - |
| Total increase (decrease) in net assets | 16 | 8,518 | 76,714 | - |
| **Net assets at December 31, 2003** | 16 | 9,420 | 246,603 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (118) | (2,379) | - |
| Net realized gain (loss) on investments and capital gains distributions | 4 | 726 | 1,108 | - |
| Net unrealized appreciation (depreciation) during the year | (3) | (158) | 24,701 | 20 |
| Net increase (decrease) in net assets from operations | 1 | 450 | 23,430 | 20 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (17) | (276) | 21,352 | 199 |
| Net increase (decrease) in assets derived from principal transactions | (17) | (276) | 21,352 | 199 |
| Total increase (decrease) in net assets | (16) | 174 | 44,782 | 219 |
| **Net assets at December 31, 2004** | $ - | $ 9,594 | $ 291,385 | $ 219 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity | ING Van Kampen Comstock | ING Van Kampen Equity and Income | ING VP Strategic Allocation Balanced |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 114,492 | $ 8,175 | $ 474 | $ 47,846 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (573) | 12 | (6) | 226 |
| Net realized gain (loss) on investments and capital gains distributions | (8,730) | 454 | 42 | (840) |
| Net unrealized appreciation (depreciation) during the year | 34,528 | 3,979 | 116 | 9,405 |
| Net increase (decrease) in net assets from operations | 25,225 | 4,445 | 152 | 8,791 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11,642) | 19,398 | 285 | 1,809 |
| Net increase (decrease) in assets derived from principal transactions | (11,642) | 19,398 | 285 | 1,809 |
| Total increase (decrease) in net assets | 13,583 | 23,843 | 437 | 10,600 |
| **Net assets at December 31, 2003** | 128,075 | 32,018 | 911 | 58,446 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (363) | (525) | (12) | 122 |
| Net realized gain (loss) on investments and capital gains distributions | (4,373) | 1,265 | 99 | (563) |
| Net unrealized appreciation (depreciation) during the year | 21,134 | 7,283 | 64 | 6,282 |
| Net increase (decrease) in net assets from operations | 16,398 | 8,023 | 151 | 5,841 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,005) | 31,689 | 1,310 | 6,379 |
| Net increase (decrease) in assets derived from principal transactions | (9,005) | 31,689 | 1,310 | 6,379 |
| Total increase (decrease) in net assets | 7,393 | 39,712 | 1,461 | 12,220 |
| **Net assets at December 31, 2004** | $ 135,468 | $ 71,730 | $ 2,372 | $ 70,666 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth | ING VP Strategic Allocation Income | ING Financial Services | ING VP Growth and Income |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 56,046 | $ 31,610 | $ - | $ 2,141,418 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (107) | 411 | - | (23,918) |
| Net realized gain (loss) on investments and capital gains distributions | (1,375) | (527) | - | (425,719) |
| Net unrealized appreciation (depreciation) during the year | 14,356 | 3,834 | - | 928,479 |
| Net increase (decrease) in net assets from operations | 12,874 | 3,718 | - | 478,842 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 913 | (1,491) | - | (309,293) |
| Net increase (decrease) in assets derived from principal transactions | 913 | (1,491) | - | (309,293) |
| Total increase (decrease) in net assets | 13,787 | 2,227 | - | 169,549 |
| **Net assets at December 31, 2003** | 69,833 | 33,837 | - | 2,310,967 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 274 | - | 27,423 |
| Net realized gain (loss) on investments and capital gains distributions | (482) | 52 | 1 | (285,303) |
| Net unrealized appreciation (depreciation) during the year | 8,330 | 2,011 | - | 406,325 |
| Net increase (decrease) in net assets from operations | 7,847 | 2,337 | 1 | 148,445 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,973 | 286 | 8 | (277,089) |
| Net increase (decrease) in assets derived from principal transactions | 3,973 | 286 | 8 | (277,089) |
| Total increase (decrease) in net assets | 11,820 | 2,623 | 9 | (128,644) |
| **Net assets at December 31, 2004** | $ 81,653 | $ 36,460 | $ 9 | $ 2,182,323 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET US Core - Series 1 | ING GET US Core - Series 2 | ING GET US Core - Series 3 | ING GET US Core - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | (24) | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 79 | 154 | - | - |
| Net increase (decrease) in net assets from operations | 68 | 130 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,310 | 20,509 | 207 | - |
| Net increase (decrease) in assets derived from principal transactions | 2,310 | 20,509 | 207 | - |
| Total increase (decrease) in net assets | 2,378 | 20,639 | 207 | - |
| **Net assets at December 31, 2003** | 2,378 | 20,639 | 207 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (230) | (745) | (4) |
| Net realized gain (loss) on investments and capital gains distributions | 11 | 67 | (168) | - |
| Net unrealized appreciation (depreciation) during the year | 49 | 625 | 643 | 37 |
| Net increase (decrease) in net assets from operations | 48 | 462 | (270) | 33 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (202) | (2,375) | 52,987 | 663 |
| Net increase (decrease) in assets derived from principal transactions | (202) | (2,375) | 52,987 | 663 |
| Total increase (decrease) in net assets | (154) | (1,913) | 52,717 | 696 |
| **Net assets at December 31, 2004** | $ 2,224 | $ 18,726 | $ 52,924 | $ 696 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING GET US Core - Series 6 | ING GET US Core - Series 7 | ING GNMA Income | ING Intermediate Bond |
|---|---|---|---|---|
| Net assets at January 1, 2003 | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | (2) | 4 | 3 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | - | - | 2 |
| Net unrealized appreciation (depreciation) during the year | 67 | 3 | (1) | (1) |
| Net increase (decrease) in net assets from operations | 46 | 1 | 3 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,559 | 4,016 | 401 | 531 |
| Net increase (decrease) in assets derived from principal transactions | 5,559 | 4,016 | 401 | 531 |
| Total increase (decrease) in net assets | 5,605 | 4,017 | 404 | 535 |
| **Net assets at December 31, 2004** | $ 5,605 | $ 4,017 | $ 404 | $ 535 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | ING VP Global Science and Technology | ING VP Growth | ING VP Index Plus LargeCap | ING VP Index Plus MidCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 23,001 | $ 76,539 | $ 378,460 | $ 144,261 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (329) | (881) | 144 | (1,031) |
| Net realized gain (loss) on investments and capital gains distributions | (1,973) | (11,268) | (12,981) | (2,145) |
| Net unrealized appreciation (depreciation) during the year | 13,749 | 34,025 | 110,816 | 52,581 |
| Net increase (decrease) in net assets from operations | 11,447 | 21,876 | 97,979 | 49,405 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12,847 | (2,443) | 26,982 | 40,095 |
| Net increase (decrease) in assets derived from principal transactions | 12,847 | (2,443) | 26,982 | 40,095 |
| Total increase (decrease) in net assets | 24,294 | 19,433 | 124,961 | 89,500 |
| **Net assets at December 31, 2003** | 47,295 | 95,972 | 503,421 | 233,761 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (439) | (818) | (176) | (1,714) |
| Net realized gain (loss) on investments and capital gains distributions | 3,927 | (12,208) | (14,980) | 649 |
| Net unrealized appreciation (depreciation) during the year | (5,231) | 18,062 | 63,400 | 46,443 |
| Net increase (decrease) in net assets from operations | (1,743) | 5,036 | 48,244 | 45,378 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Net increase (decrease) in assets derived from principal transactions | (4,815) | (11,125) | 10,855 | 82,331 |
| Total increase (decrease) in net assets | (6,558) | (6,089) | 59,099 | 127,709 |
| **Net assets at December 31, 2004** | $ 40,737 | $ 89,883 | $ 562,520 | $ 361,470 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap | ING VP International Equity | ING VP Small Company | ING VP Value Opportunity |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 54,579 | $ 8,248 | $ 115,085 | $ 115,345 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (559) | 3 | (998) | (277) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | (56) | 1,452 | (9,972) | (8,337) |
| Net unrealized appreciation (depreciation) during the year | 21,801 | 1,316 | 52,820 | 34,754 |
| Net increase (decrease) in net assets from operations | 21,186 | 2,771 | 41,850 | 26,140 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 18,166 | 914 | 10,497 | (8,309) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 18,166 | 914 | 10,497 | (8,309) |
| Total increase (decrease) in net assets | 39,352 | 3,685 | 52,347 | 17,831 |
| **Net assets at December 31, 2003** | 93,931 | 11,933 | 167,432 | 133,176 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,024) | 27 | (1,222) | (218) |
| Net realized gain (loss) on investments and capital gains | | | | |
| distributions | 1,906 | 1,606 | 5,232 | (9,363) |
| Net unrealized appreciation (depreciation) during the year | 24,020 | 371 | 16,525 | 19,282 |
| Net increase (decrease) in net assets from operations | 24,902 | 2,004 | 20,535 | 9,701 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39,653 | 403 | (12,188) | (32,508) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 39,653 | 403 | (12,188) | (32,508) |
| Total increase (decrease) in net assets | 64,555 | 2,407 | 8,347 | (22,807) |
| **Net assets at December 31, 2004** | $ 158,486 | $ 14,340 | $ 175,779 | $ 110,369 |

*The accompanying notes are an integral part of these financial statements.*

85

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING VP Financial Services | ING VP Growth Opportunities | ING VP International Value | ING VP MagnaCap |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 158 | $ 12,825 | $ 544 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (6) | 70 | 1 |
| Net realized gain (loss) on investments and capital gains distributions | - | 38 | (610) | (41) |
| Net unrealized appreciation (depreciation) during the year | - | 123 | 6,551 | 315 |
| Net increase (decrease) in net assets from operations | - | 155 | 6,011 | 275 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 984 | 13,755 | 752 |
| Net increase (decrease) in assets derived from principal transactions | - | 984 | 13,755 | 752 |
| Total increase (decrease) in net assets | - | 1,139 | 19,766 | 1,027 |
| **Net assets at December 31, 2003** | - | 1,297 | 32,591 | 1,571 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | 128 | 8 |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 162 | 1,986 | 111 |
| Net unrealized appreciation (depreciation) during the year | 13 | (100) | 5,361 | 5 |
| Net increase (decrease) in net assets from operations | 15 | 57 | 7,475 | 124 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 179 | (1,354) | 18,313 | 53 |
| Net increase (decrease) in assets derived from principal transactions | 179 | (1,354) | 18,313 | 53 |
| Total increase (decrease) in net assets | 194 | (1,297) | 25,788 | 177 |
| **Net assets at December 31, 2004** | $ 194 | $ - | $ 58,379 | $ 1,748 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | ING VP MidCap Opportunities | ING VP Real Estate | ING VP SmallCap Opportunities | ING Real Estate |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 457 | $ - | $ 2,239 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | - | (30) | - |
| Net realized gain (loss) on investments and capital gains distributions | 155 | - | (356) | - |
| Net unrealized appreciation (depreciation) during the year | 495 | - | 1,518 | - |
| Net increase (decrease) in net assets from operations | 627 | - | 1,132 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,107 | - | 4,674 | - |
| Net increase (decrease) in assets derived from principal transactions | 3,107 | - | 4,674 | - |
| Total increase (decrease) in net assets | 3,734 | - | 5,806 | - |
| **Net assets at December 31, 2003** | 4,191 | - | 8,045 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (57) | 260 | (66) | 3 |
| Net realized gain (loss) on investments and capital gains distributions | 403 | 306 | 571 | 15 |
| Net unrealized appreciation (depreciation) during the year | 53 | 3,298 | 177 | 19 |
| Net increase (decrease) in net assets from operations | 399 | 3,864 | 682 | 37 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 956 | 23,361 | (549) | 245 |
| Net increase (decrease) in assets derived from principal transactions | 956 | 23,361 | (549) | 245 |
| Total increase (decrease) in net assets | 1,355 | 27,225 | 133 | 282 |
| **Net assets at December 31, 2004** | $ 5,546 | $ 27,225 | $ 8,178 | $ 282 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

|  | Janus Advisor Series Balanced | Janus Aspen Balanced | Janus Aspen Capital Appreciation | Janus Aspen Flexible Income |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 353,540 | $ 2,019 | $ 92,271 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4,325 | (22) | 3,431 |
| Net realized gain (loss) on investments and capital gains distributions | - | 4,890 | (25) | 2,292 |
| Net unrealized appreciation (depreciation) during the year | - | 36,186 | 573 | (960) |
| Net increase (decrease) in net assets from operations | - | 45,401 | 526 | 4,763 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (13,847) | 632 | (7,040) |
| Net increase (decrease) in assets derived from principal transactions | - | (13,847) | 632 | (7,040) |
| Total increase (decrease) in net assets | - | 31,554 | 1,158 | (2,277) |
| **Net assets at December 31, 2003** | - | 385,094 | 3,177 | 89,994 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4,222 | (32) | 3,833 |
| Net realized gain (loss) on investments and capital gains distributions | - | (2,816) | 181 | 1,720 |
| Net unrealized appreciation (depreciation) during the year | - | 24,167 | 326 | (3,208) |
| Net increase (decrease) in net assets from operations | - | 25,573 | 475 | 2,345 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (53,724) | (414) | (14,170) |
| Net increase (decrease) in assets derived from principal transactions | - | (53,724) | (414) | (14,170) |
| Total increase (decrease) in net assets | - | (28,151) | 61 | (11,825) |
| **Net assets at December 31, 2004** | $ - | $ 356,943 | $ 3,238 | $ 78,169 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Janus Aspen Growth | Janus Aspen Mid Cap Growth | Janus Aspen Worldwide Growth | Janus Twenty |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 199,166 | $ 369,184 | $ 513,443 | $ 383 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,049) | (4,273) | 277 | (2) |
| Net realized gain (loss) on investments and capital gains distributions | (15,905) | (55,409) | (17,365) | (39) |
| Net unrealized appreciation (depreciation) during the year | 76,212 | 179,054 | 123,499 | 143 |
| Net increase (decrease) in net assets from operations | 58,258 | 119,372 | 106,411 | 102 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17,436) | (29,315) | (83,666) | 78 |
| Net increase (decrease) in assets derived from principal transactions | (17,436) | (29,315) | (83,666) | 78 |
| Total increase (decrease) in net assets | 40,822 | 90,057 | 22,745 | 180 |
| **Net assets at December 31, 2003** | 239,988 | 459,241 | 536,188 | 563 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,962) | (4,706) | (408) | (6) |
| Net realized gain (loss) on investments and capital gains distributions | (24,092) | (86,576) | (19,474) | (13) |
| Net unrealized appreciation (depreciation) during the year | 31,387 | 170,273 | 32,506 | 152 |
| Net increase (decrease) in net assets from operations | 5,333 | 78,991 | 12,624 | 133 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (45,820) | (79,896) | (123,221) | 34 |
| Net increase (decrease) in assets derived from principal transactions | (45,820) | (79,896) | (123,221) | 34 |
| Total increase (decrease) in net assets | (40,487) | (905) | (110,597) | 167 |
| **Net assets at December 31, 2004** | $ 199,501 | $ 458,336 | $ 425,591 | $ 730 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Lord Abbett Affiliated | Lord Abbett Growth and Income | Lord Abbett Mid-Cap Value - Class VC | Lord Abbett Mid Cap Value - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ 12,172 | $ 10,124 | $ 21 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 16 | (52) | - |
| Net realized gain (loss) on investments and capital gains distributions | - | (40) | 33 | (2) |
| Net unrealized appreciation (depreciation) during the year | - | 7,960 | 4,466 | - |
| Net increase (decrease) in net assets from operations | - | 7,936 | 4,447 | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 30,424 | 13,938 | (19) |
| Net increase (decrease) in assets derived from principal transactions | - | 30,424 | 13,938 | (19) |
| Total increase (decrease) in net assets | - | 38,360 | 18,385 | (21) |
| **Net assets at December 31, 2003** | - | 50,532 | 28,509 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (343) | - |
| Net realized gain (loss) on investments and capital gains distributions | 3 | 911 | 1,906 | 8 |
| Net unrealized appreciation (depreciation) during the year | 10 | 9,290 | 12,041 | 21 |
| Net increase (decrease) in net assets from operations | 13 | 10,201 | 13,604 | 29 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 208 | 48,934 | 54,128 | 261 |
| Net increase (decrease) in assets derived from principal transactions | 208 | 48,934 | 54,128 | 261 |
| Total increase (decrease) in net assets | 221 | 59,135 | 67,732 | 290 |
| **Net assets at December 31, 2004** | $ 221 | $ 109,667 | $ 96,241 | $ 290 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Lord Abbett Small-Cap Value | Massachusetts Investors Growth Stock | MFS® Total Return | Moderate Allocation |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $         - | $         - | $     39,338 | $         - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | - | - | 294 | - |
|   Net realized gain (loss) on investments and capital gains | | | | |
|     distributions | - | - | (263) | - |
|   Net unrealized appreciation (depreciation) during the year | - | - | 7,216 | - |
| Net increase (decrease) in net assets from operations | - | - | 7,247 | - |
| Changes from principal transactions: | | | | |
|   Total unit transactions | - | - | 11,448 | - |
| Net increase (decrease) in assets derived from | | | | |
|   principal transactions | - | - | 11,448 | - |
| Total increase (decrease) in net assets | - | - | 18,695 | - |
| **Net assets at December 31, 2003** | - | - | 58,033 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | (1) | - | 358 | - |
|   Net realized gain (loss) on investments and capital gains | | | | |
|     distributions | 44 | - | 257 | - |
|   Net unrealized appreciation (depreciation) during the year | 13 | 16 | 5,989 | 63 |
| Net increase (decrease) in net assets from operations | 56 | 16 | 6,604 | 63 |
| Changes from contract transactions: | | | | |
|   Total unit transactions | 474 | 164 | 10,121 | - |
| Net increase (decrease) in assets derived from | | | | |
|   principal transactions | 474 | 164 | 10,121 | - |
| Total increase (decrease) in net assets | 530 | 180 | 16,725 | 63 |
| **Net assets at December 31, 2004** | $     530 | $     180 | $     74,758 | $     63 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Mutual Discovery | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | Oppenheimer Capital Appreciation |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 59 | (1) |
| Net realized gain (loss) on investments and capital gains distributions | - | - | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 19 | 16 | 784 | 15 |
| Net increase (decrease) in net assets from operations | 22 | 17 | 844 | 14 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 164 | 187 | 7,794 | 203 |
| Net increase (decrease) in assets derived from principal transactions | 164 | 187 | 7,794 | 203 |
| Total increase (decrease) in net assets | 186 | 204 | 8,638 | 217 |
| **Net assets at December 31, 2004** | $ 186 | $ 204 | $ 8,638 | $ 217 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Oppenheimer Developing Markets | Oppenheimer Global | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 1,294 | $ - | $ - | $ 3 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 146 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 1,051 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 383 | - | - | 1 |
| Net increase (decrease) in net assets from operations | 1,580 | - | - | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,374 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 3,374 | - | - | - |
| Total increase (decrease) in net assets | 4,954 | - | - | 1 |
| **Net assets at December 31, 2003** | 6,248 | - | - | 4 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 324 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 799 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 4,988 | - | 1 | - |
| Net increase (decrease) in net assets from operations | 6,111 | - | 1 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25,018 | 4 | 12 | (1) |
| Net increase (decrease) in assets derived from principal transactions | 25,018 | 4 | 12 | (1) |
| Total increase (decrease) in net assets | 31,129 | 4 | 13 | (1) |
| **Net assets at December 31, 2004** | $ 37,377 | $ 4 | $ 13 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Statements of Changes in Net Assets
## For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Oppenheimer Global Securities | Oppenheimer Main Street® Fund/VA | Oppenheimer Main Street® Small Cap | Oppenheimer Strategic Bond |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 117,400 | $ 28 | $ - | $ 16,662 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (560) | - | - | 1,110 |
| Net realized gain (loss) on investments and capital gains distributions | (6,014) | - | - | 969 |
| Net unrealized appreciation (depreciation) during the year | 67,124 | 7 | - | 1,931 |
| Net increase (decrease) in net assets from operations | 60,550 | 7 | - | 4,010 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 73,093 | (3) | - | 11,935 |
| Net increase (decrease) in assets derived from principal transactions | 73,093 | (3) | - | 11,935 |
| Total increase (decrease) in net assets | 133,643 | 4 | - | 15,945 |
| **Net assets at December 31, 2003** | 251,043 | 32 | - | 32,607 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 402 | - | - | 1,381 |
| Net realized gain (loss) on investments and capital gains distributions | 218 | - | - | 788 |
| Net unrealized appreciation (depreciation) during the year | 58,591 | 3 | 1 | 899 |
| Net increase (decrease) in net assets from operations | 59,211 | 3 | 1 | 3,068 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 100,114 | 8 | 4 | 11,403 |
| Net increase (decrease) in assets derived from principal transactions | 100,114 | 8 | 4 | 11,403 |
| Total increase (decrease) in net assets | 159,325 | 11 | 5 | 14,471 |
| **Net assets at December 31, 2004** | $ 410,368 | $ 43 | $ 5 | $ 47,078 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Pax World Balanced | PIMCO NFJ Small-Cap Value | PIMCO VIT Real Return | Pioneer High Yield |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 1,605 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | (35) | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 385 | - | - | - |
| Net increase (decrease) in net assets from operations | 356 | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,644 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 1,644 | - | - | - |
| Total increase (decrease) in net assets | 2,000 | - | - | - |
| **Net assets at December 31, 2003** | 3,605 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 25 | 1 | 7 | 5 |
| Net realized gain (loss) on investments and capital gains distributions | 189 | 3 | 312 | 10 |
| Net unrealized appreciation (depreciation) during the year | 1,039 | 5 | (58) | (1) |
| Net increase (decrease) in net assets from operations | 1,253 | 9 | 261 | 14 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,665 | 44 | 9,258 | 423 |
| Net increase (decrease) in assets derived from principal transactions | 11,665 | 44 | 9,258 | 423 |
| Total increase (decrease) in net assets | 12,918 | 53 | 9,519 | 437 |
| **Net assets at December 31, 2004** | $ 16,523 | $ 53 | $ 9,519 | $ 437 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Pioneer Equity Income VCT | Pioneer Fund | Pioneer Fund VCT | Pioneer High Yield VCT |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 3,782 | $ - | $ 432 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 105 | - | 2 | - |
| Net realized gain (loss) on investments and capital gains distributions | (9) | - | (3) | - |
| Net unrealized appreciation (depreciation) during the year | 1,446 | - | 219 | - |
| Net increase (decrease) in net assets from operations | 1,542 | - | 218 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,367 | - | 872 | - |
| Net increase (decrease) in assets derived from principal transactions | 5,367 | - | 872 | - |
| Total increase (decrease) in net assets | 6,909 | - | 1,090 | - |
| **Net assets at December 31, 2003** | 10,691 | - | 1,522 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 259 | - | 3 | 48 |
| Net realized gain (loss) on investments and capital gains distributions | 551 | - | 85 | 59 |
| Net unrealized appreciation (depreciation) during the year | 1,984 | - | 136 | 65 |
| Net increase (decrease) in net assets from operations | 2,794 | - | 224 | 172 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14,794 | 1 | 855 | 4,296 |
| Net increase (decrease) in assets derived from principal transactions | 14,794 | 1 | 855 | 4,296 |
| Total increase (decrease) in net assets | 17,588 | 1 | 1,079 | 4,468 |
| **Net assets at December 31, 2004** | $ 28,279 | $ 1 | $ 2,601 | $ 4,468 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT | Scudder Equity 500 Index | T. Rowe Price Mid-Cap Value | Templeton Foreign |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ 2,143 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (38) | - | - | (6) |
| Net realized gain (loss) on investments and capital gains distributions | 85 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 1,583 | - | - | - |
| Net increase (decrease) in net assets from operations | 1,630 | - | - | (6) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,962 | - | - | 6 |
| Net increase (decrease) in assets derived from principal transactions | 7,962 | - | - | 6 |
| Total increase (decrease) in net assets | 9,592 | - | - | - |
| **Net assets at December 31, 2003** | 11,735 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (201) | - | - | 6 |
| Net realized gain (loss) on investments and capital gains distributions | 623 | - | 34 | 1 |
| Net unrealized appreciation (depreciation) during the year | 5,908 | - | 27 | 47 |
| Net increase (decrease) in net assets from operations | 6,330 | - | 61 | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 31,599 | 2 | 558 | 396 |
| Net increase (decrease) in assets derived from principal transactions | 31,599 | 2 | 558 | 396 |
| Total increase (decrease) in net assets | 37,929 | 2 | 619 | 450 |
| **Net assets at December 31, 2004** | $ 49,664 | $ 2 | $ 619 | $ 450 |

*The accompanying notes are an integral part of these financial statements.*

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

| | Templeton Growth | Templeton Global Bond | UBS U.S. Small Cap Growth | Vanguard® 500 Index |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 57 | - | - |
| Net realized gain (loss) on investments and capital gains distributions | 2 | 8 | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 3 | 368 | 5 | (5) |
| Net increase (decrease) in net assets from operations | 6 | 433 | 6 | (5) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 55 | 6,342 | 42 | 18 |
| Net increase (decrease) in assets derived from principal transactions | 55 | 6,342 | 42 | 18 |
| Total increase (decrease) in net assets | 61 | 6,775 | 48 | 13 |
| **Net assets at December 31, 2004** | $ 61 | $ 6,775 | $ 48 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2004 and 2003**
*(Dollars in thousands)*

| | Vanguard® Variable Insurance | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors^SM - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2003** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Net realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | - | - | - | - |
| Net increase (decrease) in net assets from operations | - | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | - |
| Total increase (decrease) in net assets | - | - | - | - |
| **Net assets at December 31, 2003** | - | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (8) | (7) | 5 |
| Net realized gain (loss) on investments and capital gains distributions | - | 205 | (9) | 10 |
| Net unrealized appreciation (depreciation) during the year | 17 | 90 | 236 | 54 |
| Net increase (decrease) in net assets from operations | 16 | 287 | 220 | 69 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 192 | 1,940 | 1,935 | 1,163 |
| Net increase (decrease) in assets derived from principal transactions | 192 | 1,940 | 1,935 | 1,163 |
| Total increase (decrease) in net assets | 208 | 2,227 | 2,155 | 1,232 |
| **Net assets at December 31, 2004** | $ 208 | $ 2,227 | $ 2,155 | $ 1,232 |

*The accompanying notes are an integral part of these financial statements.*

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Statements of Changes in Net Assets
### For the years ended December 31, 2004 and 2003
*(Dollars in thousands)*

|  | Washington Mutual Investors[SM] - Class R-4 |
|---|---:|
| **Net assets at January 1, 2003** | $           - |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | - |
| Net realized gain (loss) on investments and capital gains distributions | - |
| Net unrealized appreciation (depreciation) during the year | - |
| Net increase (decrease) in net assets from operations | - |
| Changes from principal transactions: |  |
| Total unit transactions | - |
| Net increase (decrease) in assets derived from principal transactions | - |
| Total increase (decrease) in net assets | - |
| **Net assets at December 31, 2003** | - |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | 124 |
| Net realized gain (loss) on investments and capital gains distributions | 299 |
| Net unrealized appreciation (depreciation) during the year | 1,462 |
| Net increase (decrease) in net assets from operations | 1,885 |
| Changes from contract transactions: |  |
| Total unit transactions | 33,974 |
| Net increase (decrease) in assets derived from principal transactions | 33,974 |
| Total increase (decrease) in net assets | 35,859 |
| **Net assets at December 31, 2004** | $     35,859 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2004, the Account had 145 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Growth Series:
  AIM Health Sciences Fund - Investor Class**
  AIM Mid Cap Core Equity Fund - Class A**
  AIM Small Cap Growth Fund - Class A**
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
  AIM V.I. Core Equity Fund - Series I
  AIM V.I. Growth Fund - Series I
  AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
  Alliance Bernstein Growth and Income Fund - Class A**
  Alliance Bernstein Growth and Income Portfolio**
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-Advisor Class
Ariel Investment Trust:
  Ariel Appreciation Fund**
  Ariel Fund**

Baron Asset Fund**
Baron Growth Fund*
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3**
EuroPacific Growth Fund® - Class R-4**
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T**
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio-Initial Class
  Fidelity® VIP Overseas Portfolio-Initial Class

Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A**
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund- Class 2
The Growth Fund of America® - Class R-3**
The Growth Fund of America® - Class R-4**
The Income Fund of America® - Class R-3**
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class**
  ING MFS Total Return Portfolio - Service Class*
  ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class*
  ING American Century Select Portfolio - Service Class**
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class**
  ING Salomon Brothers Fundamental Value Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class**
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
  ING Financial Services Fund - Class A**
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1*
  ING GET US Core Portfolio - Series 2*
  ING GET US Core Portfolio - Series 3*
  ING GET US Core Portfolio - Series 5**
  ING GET US Core Portfolio - Series 6**
  ING GET US Core Portfolio - Series 7**
ING GNMA Income Fund - Class A**
ING Intermediate Bond Fund - Class A**
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I**
  ING VP International Value Portfolio - Class I

ING Variable Products Trust (continued):
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio-Class I
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio-
    Class I
ING Real Estate Fund - Class A**
Janus Advisor Series Balanced Fund - Class I**
Janus Aspen Series:
  Janus Aspen Balanced Portfolio-Institutional
    Shares
  Janus Aspen Capital Appreciation Portfolio-
    Service Shares
  Janus Aspen Flexible Income Portfolio-
    Institutional Shares
  Janus Aspen Growth Portfolio-Institutional
    Shares
  Janus Aspen Mid Cap Growth Portfolio-
    Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-
    Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A**
Lord Abbett Series Fund, Inc.:
  Lord Abbett Growth and Income Portfolio –
    Class VC
  Lord Abbett Mid-Cap Value Portfolio-Class VC
  Lord Abbett Mid Cap Value Fund - Class A**
  Lord Abbett Small-Cap Value Fund - Class A**
Massachusetts Investors Growth Stock Fund -
  Class A**
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio**
Mutual Discovery Fund - Class R**
New Perspective Fund® - Class R-3**
New Perspective Fund® - Class R-4**
Oppenheimer Capital Appreciation Fund -
  Class A**
Oppenheimer Developing Markets Fund - Class A

Oppenheimer Global Fund - Class A**
Oppenheimer Main Street Fund® - Class A**
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Main Street® Small Cap
    Fund/VA**
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A**
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer High Yield Fund - Class A**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-Class I
  Pioneer Fund - Class A**
  Pioneer Fund VCT Portfolio-Class I
  Pioneer High Yield VCT Portfolio - Class I**
  Pioneer Mid Cap Value VCT Portfolio-Class I
Scudder Equity 500 Index Fund**
T. Rowe Price Mid-Cap Value Fund - R Class**
Templeton Foreign Fund - Class A**
Templeton Growth Fund, Inc. - Class A**
Templeton Income Trust:
  Templeton Global Bond Fund - Class A**
UBS U.S. Small Cap Growth Fund - Class A**
Vanguard® 500 Index Fund - Investor Shares**
Vanguard® Variable Insurance Fund - Equity
  Income Portfolio**
Wangers Advisors Trust:
  Wanger Select**
  Wanger U.S. Smaller Companies**
Washington Mutual Investors Fund℠ - Class R-3**
Washington Mutual Investors Fund℠ - Class R-4**

\*  Investment Division added in 2003
\*\* Investment Division added in 2004

The names of certain Divisions were changed during 2004.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| ING VP Balanced Portfolio, Inc. - Class I | ING VP Balanced Portfolio, Inc. - Class R |
| ING VP Intermediate Bond Portfolio - Class I | ING VP Bond Portfolio - Class R |
| ING VP Money Market Portfolio - Class I | ING VP Money Market Portfolio - Class R |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Aeltus Enhanced Index Portfolio - Service Class | ING DSI Enhanced Index Portfolio - Service Class |
| ING JP Morgan International Portfolio - Initial Class | ING JP Morgan Fleming International Portfolio - Initial Class |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING Alger Aggressive Growth - Initial Class |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING Alger Aggressive Growth - Service Class |
| ING Van Kampen Equity and Income Portfolio - Service Class | ING UBS Tactical Asset Allocation Portfolio - Service Class |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING MFS Research Equity Portfolio - Initial Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING VP Strategic Allocation Balanced Portfolio - Class I | ING VP Strategic Allocation Balanced Portfolio - Class R |
| ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class R |
| ING VP Strategic Allocation Income Portfolio - Class I | ING VP Strategic Allocation Income Portfolio - Class R |
| ING Variable Funds: | ING Variable Funds: |
| ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class R |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING VP Growth Portfolio - Class I | ING VP Growth Portfolio - Class R |
| ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class R |
| ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class R |
| ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class R |
| ING VP International Equity Portfolio - Class I | ING VP International Equity Portfolio - Class R |
| ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class R |
| ING VP Value Opportunity Portfolio - Class I | ING VP Value Opportunity Portfolio - Class R |
| ING VP Global Science and Technology Portfolio - Class I | ING VP Technology Portfolio - Class R |
| ING Variable Products Trust: | ING Variable Products Trust: |
| ING Growth Opportunities Portfolio - Class I | ING Growth Opportunities Portfolio - Class R |
| ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class R |
| ING VP MagnaCap Portfolio - Class I | ING VP MagnaCap Portfolio - Class R |
| ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class R |
| ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class R |

During 2004, the following Divisions were closed to Contractowners:

| | |
|---|---|
| ING GET Fund - Series D | ING T. Rowe Price Diversified Mid Cap Growth |
| ING GET Fund - Series E |   Portfolio - Initial Class |
| ING GET Fund - Series G | ING VP Growth Opportunities Portfolio - Class I |

**2.     Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Variable Annuity Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the Contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

**3.     Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

*Administrative Charges*

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

*Contract Maintenance Charges*

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

**4.    Related Party Transactions**

During the year ended December 31, 2004, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING GNMA Income Fund, ING Intermediate Bond Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING VP Emerging Markets Fund, ING VP Natural Resources Trust, ING Strategic Allocation Portfolios, Inc., ING VP Growth and Income Portfolio, ING Variable Products Trust, and ING Real Estate Fund. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 0.90% of the average net assets of each respective Fund of the Trust. Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.63% to 0.94% of the average net assets of each respective Portfolio.

**5.    Funds of Funds**

The Account had one Lifestyle Fund at December 31, 2004. The Lifestyle Fund invests in other Divisions of the Account (the "Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account. The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2004, was as follows:

| Underlying Fund | Moderate Allocation |
|---|---|
| Baron Growth Fund | 10% |
| ING Index Plus MidCap Fund - Class R | 10% |
| ING Intermediate Bond Fund - Class I | 15% |
| ING International SmallCap Growth Fund - Class A | 5% |
| Lord Abbett Affiliated Fund - Class A | 10% |
| The Growth Fund of America® - Class A | 15% |
| Vanguard® 500 Index Fund - Investor Shares | 10% |
| Fixed interest divisions | 25% |

## 6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Health Sciences | $ 19 | $ - | $ - | $ - |
| AIM Mid Cap Core Equity | 197 | 3 | - | - |
| AIM Small Cap Growth | - | - | - | - |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation | 1,654 | 2,937 | 3,360 | 2,720 |
| AIM V.I. Core Equity | 2,162 | 9,311 | 3,229 | 3,479 |
| AIM V.I. Growth | 2,126 | 2,899 | 3,261 | 1,503 |
| AIM V.I. Premier Equity | 1,643 | 4,004 | 2,727 | 1,780 |
| Alliance Bernstein Variable Products Series Fund, Inc.: | | | | |
| Alliance Bernstein Growth and Income Fund | 20 | - | - | - |
| Alliance Bernstein Growth and Income Portfolio | 57 | 9 | - | - |
| American Balanced Fund® | 1,273 | 33 | - | - |
| American Century® Income & Growth | 2,231 | 701 | 1,932 | 1,032 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation | 184 | 3 | - | - |
| Ariel | 148 | 1 | - | - |
| Baron Asset | 130 | 1 | - | - |
| Baron Growth | 351 | 1 | 130 | 129 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced | 9,157 | 7,544 | 6,802 | 4,502 |
| EuroPacific Growth Fund® - R-3 | 524 | 25 | - | - |
| EuroPacific Growth Fund® - R-4 | 17,240 | 2,246 | - | - |
| Evergreen Special Values | 28,102 | 1,963 | 5,901 | 2,000 |
| Fidelity® Advisor Mid Cap | 385 | 5 | - | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Contrafund® | 107,499 | 21,985 | 82,727 | 16,424 |
| Fidelity® VIP Equity-Income | 57,164 | 14,598 | 47,066 | 14,323 |
| Fidelity® VIP Growth | 21,802 | 34,986 | 35,922 | 23,493 |
| Fidelity® VIP High Income | 5,887 | 7,888 | 33,252 | 30,625 |
| Fidelity® VIP *Asset Manager*[SM] | 4,627 | 6,533 | 2,606 | 1,719 |
| Fidelity® VIP Index 500 | 11,965 | 5,993 | 17,461 | 9,452 |
| Fidelity® VIP Overseas | 26,271 | 19,814 | 395,384 | 388,671 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth | 62 | - | - | - |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities | 35,727 | 8,457 | 16,848 | 12,347 |

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| The Growth Fund of America® - Class R-3 | $ 1,249 | $ 14 | $ - | $ - |
| The Growth Fund of America® - Class R-4 | 47,831 | 29 | - | - |
| The Income Fund of America® - Class R-3 | 105 | - | - | - |
| ING GET Fund: | | | | |
| ING GET Fund - Series D | 5,798 | 152,830 | 9,899 | 86,343 |
| ING GET Fund - Series E | 5,286 | 80,019 | 5,190 | 28,667 |
| ING GET Fund - Series G | 1,809 | 24,226 | 1,243 | 6,668 |
| ING GET Fund - Series H | 837 | 5,364 | 1,175 | 5,706 |
| ING GET Fund - Series I | 36 | 332 | 93 | 187 |
| ING GET Fund - Series J | 16 | 38 | 69 | 74 |
| ING GET Fund - Series K | 57 | 397 | 128 | 424 |
| ING GET Fund - Series L | 36 | 359 | 42 | 177 |
| ING GET Fund - Series Q | 150 | 614 | - | 889 |
| ING GET Fund - Series S | 1,379 | 9,609 | 84 | 16,041 |
| ING VP Balanced | 37,540 | 51,777 | 37,020 | 69,628 |
| ING VP Emerging Markets | 14,135 | 13,341 | 70,319 | 69,829 |
| ING VP Intermediate Bond | 125,882 | 96,548 | 33,833 | 102,976 |
| ING VP Money Market | 70,314 | 110,686 | 1,131,288 | 1,239,896 |
| ING VP Natural Resources | 10,592 | 5,600 | 5,744 | 6,927 |
| ING Investors Trust: | | | | |
| ING Julius Baer Foreign | 2,216 | 929 | - | - |
| ING MFS Total Return | 19,854 | 716 | 7,972 | 85 |
| ING T. Rowe Price Equity Income | 26,224 | 805 | 2,306 | 353 |
| ING Partners, Inc.: | | | | |
| ING Aeltus Enhanced Index | 2,645 | 2,038 | 684 | 111 |
| ING American Century Select | 2,189 | 2,382 | 2,164 | 521 |
| ING American Century Small Cap Value | 20,538 | 3,062 | 3,972 | 503 |
| ING Baron Small Cap Growth | 39,264 | 5,510 | 10,703 | 1,140 |
| ING Goldman Sachs® Capital Growth | 761 | 204 | 588 | 230 |
| ING JPMorgan International | 27,535 | 36,640 | 682,940 | 697,566 |
| ING JPMorgan Mid Cap Value | 10,789 | 1,764 | 3,093 | 684 |
| ING MFS Capital Opportunities | 3,975 | 28,297 | 7,070 | 18,461 |
| ING OpCap Balanced Value | 11,582 | 1,728 | 8,320 | 413 |
| ING Oppenheimer Global | 2,922 | 2,188 | 1,857 | 980 |
| ING PIMCO Total Return | 23,537 | 12,278 | 35,648 | 20,611 |
| ING Salomon Brothers Aggressive Growth - Initial Class | 8,616 | 40,713 | 24,087 | 25,896 |
| ING Salomon Brothers Aggressive Growth - Service Class | 89 | 74 | - | - |

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Salomon Brothers Fundamental Value | $ 3,462 | $ 3,271 | $ 11,986 | $ 3,925 |
| ING Salomon Brother Investors Value | 3,414 | 2,078 | 3,359 | 574 |
| ING T. Rowe Price Diversified Mid Cap Growth - Initial Class | - | 17 | 111 | 101 |
| ING T. Rowe Price Diversified Mid Cap Growth - Service Class | 5,699 | 6,093 | 9,052 | 1,688 |
| ING T. Rowe Price Growth Equity - Initial Class | 34,665 | 15,692 | 34,215 | 11,462 |
| ING T. Rowe Price Growth Equity - Service Class | 199 | - | - | - |
| ING UBS U.S. Large Cap Equity | 6,956 | 16,324 | 5,467 | 17,682 |
| ING Van Kampen Comstock | 37,045 | 5,632 | 20,406 | 485 |
| ING Van Kampen Equity and Income | 1,803 | 505 | 808 | 529 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Balanced | 14,729 | 8,228 | 6,498 | 4,463 |
| ING VP Strategic Allocation Growth | 11,072 | 7,100 | 5,494 | 4,688 |
| ING VP Strategic Allocation Income | 12,768 | 12,208 | 4,504 | 5,584 |
| ING Financial Services | 14 | 5 | - | - |
| ING Variable Funds: | | | | |
| ING VP Growth and Income | 95,716 | 345,382 | 14,919 | 348,130 |
| ING Variable Insurance Trust: | | | | |
| ING GET US Core - Series 1 | 17 | 229 | 2,371 | 72 |
| ING GET US Core - Series 2 | 163 | 2,768 | 20,499 | 14 |
| ING GET US Core - Series 3 | 72,277 | 20,035 | 207 | - |
| ING GET US Core - Series 5 | 673 | 14 | - | - |
| ING GET US Core - Series 6 | 6,826 | 1,290 | - | - |
| ING GET US Core - Series 7 | 4,344 | 330 | - | - |
| ING GNMA Income | 533 | 128 | - | - |
| ING Intermediate Bond | 540 | 4 | - | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology | 12,570 | 17,824 | 33,815 | 21,297 |
| ING VP Growth | 5,054 | 16,997 | 9,981 | 13,305 |
| ING VP Index Plus LargeCap | 60,182 | 49,503 | 61,327 | 34,201 |
| ING VP Index Plus MidCap | 85,765 | 5,148 | 52,770 | 13,706 |
| ING VP Index Plus SmallCap | 45,854 | 6,578 | 33,506 | 15,899 |
| ING VP International Equity | 10,372 | 9,942 | 27,126 | 26,209 |
| ING VP Small Company | 14,104 | 27,514 | 81,863 | 72,364 |
| ING VP Value Opportunity | 6,785 | 39,511 | 10,678 | 19,264 |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services | 199 | 18 | - | - |
| ING VP Growth Opportunities | 538 | 1,897 | 1,325 | 347 |
| ING VP International Value | 28,395 | 9,954 | 17,423 | 3,598 |
| ING VP MagnaCap | 574 | 513 | 958 | 205 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
# VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

|  | Year ended December 31 | | | |
|  | 2004 | | 2003 | |
|  | Purchases | Sales | Purchases | Sales |
|  | *(Dollars in thousands)* | | | |
| ING Variable Products Trust (continued): |  |  |  |  |
|   ING VP MidCap Opportunities | $ 3,343 | $ 2,444 | $ 4,145 | $ 1,061 |
|   ING VP Real Estate | 24,030 | 124 | - | - |
|   ING VP SmallCap Opportunities | 2,250 | 2,865 | 5,880 | 1,236 |
| ING Real Estate | 264 | 1 | - | - |
| Janus Advisor Series Balanced | - | - | - | - |
| Janus Aspen Series: |  |  |  |  |
|   Janus Aspen Balanced | 18,989 | 68,491 | 40,324 | 49,846 |
|   Janus Aspen Capital Appreciation | 645 | 1,091 | 1,344 | 734 |
|   Janus Aspen Flexible Income | 13,791 | 23,472 | 27,330 | 30,939 |
|   Janus Aspen Growth | 6,738 | 54,520 | 11,473 | 30,958 |
|   Janus Aspen Mid Cap Growth | 6,887 | 91,489 | 26,548 | 60,136 |
|   Janus Aspen Worldwide Growth | 15,748 | 139,377 | 31,915 | 115,304 |
| Janus Twenty | 98 | 70 | 141 | 65 |
| Lord Abbett Affiliated | 211 | - | - | - |
| Lord Abbett Series Fund, Inc.: |  |  |  |  |
|   Lord Abbett Growth and Income | 50,385 | 580 | 30,750 | 310 |
|   Lord Abbett Mid-Cap Value - Class VC | 57,843 | 2,780 | 17,073 | 2,921 |
|   Lord Abbett Mid Cap Value - Class A | 270 | 1 | 93 | 112 |
|   Lord Abbett Small-Cap Value | 525 | 9 | - | - |
| Massachusetts Investors Growth Stock | 164 | - | - | - |
| MFS® Variable Insurance Trust℠: |  |  |  |  |
|   MFS® Total Return | 14,888 | 4,409 | 15,279 | 3,537 |
| Moderate Allocation | 1 | 1 | - | - |
| Mutual Discovery | 168 | 1 | - | - |
| New Perspective Fund® - Class R-3 | 189 | 1 | - | - |
| New Perspective Fund® - Class R-4 | 7,868 | 15 | - | - |
| Oppenheimer Capital Appreciation | 203 | 1 | - | - |
| Oppenheimer Developing Markets | 33,022 | 7,521 | 24,991 | 21,471 |
| Oppenheimer Global | 4 | - | - | - |
| Oppenheimer Main Street Fund® - Class A | 12 | - | - | - |
| Oppenheimer Variable Account Funds: |  |  |  |  |
|   Oppenheimer Aggressive Growth | - | 1 | 1 | 1 |
|   Oppenheimer Global Securities | 111,120 | 10,604 | 82,514 | 9,981 |
|   Oppenheimer Main Street® - Fund/VA | 13 | 5 | - | 3 |
|   Oppenheimer Main Street® Small Cap | 4 | - | - | - |
|   Oppenheimer Strategic Bond | 21,163 | 8,379 | 37,158 | 24,113 |

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| Pax World Balanced | $ 14,148 | $ 2,458 | $ 1,863 | $ 213 |
| PIMCO NFJ Small-Cap Value | 48 | - | - | - |
| PIMCO VIT Real Return | 12,094 | 2,557 | - | - |
| Pioneer High Yield | 438 | - | - | - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT | 17,956 | 2,903 | 7,522 | 2,050 |
| Pioneer Fund | 1 | - | - | - |
| Pioneer Fund VCT | 1,317 | 459 | 990 | 116 |
| Pioneer High Yield VCT | 9,849 | 5,505 | - | - |
| Pioneer Mid Cap Value VCT | 32,841 | 1,225 | 9,551 | 1,627 |
| Scudder Equity 500 Index | 2 | - | - | - |
| T. Rowe Price Mid-Cap Value | 605 | 13 | - | - |
| Templeton Foreign | 404 | 1 | 60 | 60 |
| Templeton Growth | 60 | 2 | - | - |
| Templeton Income Trust: | | | | |
| Templeton Global Bond | 6,516 | 117 | - | - |
| UBS U.S. Small Cap Growth | 48 | 5 | - | - |
| Vanguard® 500 Index | 18 | - | - | - |
| Vanguard® Variable Insurance | 193 | 2 | - | - |
| Wangers Advisors Trust: | | | | |
| Wanger Select | 4,017 | 2,085 | - | - |
| Wanger U.S. Smaller Companies | 3,826 | 1,898 | - | - |
| Washington Mutual Investors[SM] - Class R-3 | 1,189 | 11 | - | - |
| Washington Mutual Investors[SM] - Class R-4 | 34,398 | 1 | - | - |

### 7. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
|---|---|---|---|---|
| AIM Growth Series: | | | | |
| AIM Health Sciences | 2,121 | - | 2,121 | - |
| AIM Mid Cap Equity | 18,089 | 363 | 17,726 | - |
| AIM Small Cap Growth | 2 | - | 2 | - |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation | 742,209 | 869,850 | (127,641) | 121,881 |
| AIM V.I. Core Equity | 1,291,268 | 2,215,263 | (923,995) | (30,959) |
| AIM V.I. Growth | 1,145,485 | 1,259,825 | (114,340) | 420,791 |
| AIM V.I. Premier Equity | 751,710 | 1,080,717 | (329,007) | 179,709 |
| Alliance Bernstein Variable Product Series Fund, Inc.: | | | | |
| Alliance Bernstein Growth and Income Fund | 2,045 | - | 2,045 | - |
| Alliance Bernstein Growth and Income Portfolio | 5,250 | 825 | 4,425 | - |
| American Balanced Fund® | 123,582 | 3,442 | 120,140 | - |
| American Century® Income & Growth | 235,587 | 74,839 | 160,748 | 112,975 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation | 17,879 | 265 | 17,614 | - |
| Ariel | 13,247 | 55 | 13,192 | - |
| Baron Asset | 11,207 | 120 | 11,087 | - |
| Baron Growth | 32,446 | 27 | 32,419 | 22 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced | 1,041,397 | 888,653 | 152,744 | 147,970 |
| EuroPacific Growth Fund® - R-3 | 50,937 | 3,074 | 47,863 | - |
| EuroPacific Growth Fund® - R-4 | 1,797,191 | 371,265 | 1,425,926 | - |
| Evergreen Special Values | 1,695,681 | 203,107 | 1,492,574 | 299,098 |
| Fidelity® Advisor Mid Cap | 37,590 | 494 | 37,096 | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Contrafund® | 11,489,088 | 6,904,554 | 4,584,534 | 4,004,285 |
| Fidelity® VIP Equity-Income | 6,906,749 | 4,382,178 | 2,524,571 | 2,232,358 |
| Fidelity® VIP Growth | 7,136,852 | 7,655,957 | (519,105) | 1,287,068 |
| Fidelity® VIP High Income | 668,003 | 966,956 | (298,953) | 337,345 |
| Fidelity® VIP *Asset Manager*℠ | 243,157 | 373,104 | (129,947) | 24,732 |
| Fidelity® VIP Index 500 | 580,064 | 318,865 | 261,199 | 402,973 |
| Fidelity® VIP Overseas | 3,021,891 | 2,493,825 | 528,066 | 789,491 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth | 6,429 | - | 6,429 | - |

## Notes to Financial Statements

| | Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2004** | | | **2003** |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Net Units Issued (Redeemed)** |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities | 3,340,616 | 1,293,673 | 2,046,943 | 452,082 |
| The Growth Fund of America® - Class R-3 | 124,934 | 2,755 | 122,179 | - |
| The Growth Fund of America® - Class R-4 | 5,160,827 | 423,312 | 4,737,515 | - |
| The Income Fund of America® - Class R-3 | 9,948 | - | 9,948 | - |
| ING GET Fund: | | | | |
| ING GET Fund - Series D | 173,322 | 15,121,211 | (14,947,889) | (7,959,655) |
| ING GET Fund - Series E | 332,271 | 7,921,265 | (7,588,994) | (2,482,898) |
| ING GET Fund - Series G | 152,141 | 2,453,706 | (2,301,565) | (594,633) |
| ING GET Fund - Series H | 71,808 | 553,919 | (482,111) | (485,782) |
| ING GET Fund - Series I | 391 | 31,291 | (30,900) | (11,016) |
| ING GET Fund - Series J | - | 3,174 | (3,174) | (1,059) |
| ING GET Fund - Series K | - | 36,528 | (36,528) | (32,282) |
| ING GET Fund - Series L | - | 33,717 | (33,717) | (15,766) |
| ING GET Fund - Series Q | - | 53,457 | (53,457) | (80,054) |
| ING GET Fund - Series S | 234,100 | 1,092,787 | (858,687) | (1,517,841) |
| ING VP Balanced | 6,444,389 | 6,836,684 | (392,295) | (1,112,753) |
| ING VP Emerging Markets | 1,647,146 | 1,581,428 | 65,718 | 102,010 |
| ING VP Intermediate Bond | 8,215,620 | 8,521,505 | (305,885) | (3,323,438) |
| ING VP Money Market | 11,292,974 | 14,025,254 | (2,732,280) | (6,220,704) |
| ING VP Natural Resources | 869,736 | 542,584 | 327,152 | (81,853) |
| ING Investors Trust: | | | | |
| ING Julius Baer Foreign | 229,069 | 107,022 | 122,047 | - |
| ING MFS Total Return | 1,891,673 | 356,177 | 1,535,496 | 700,937 |
| ING T. Rowe Price Equity Income | 2,182,364 | 296,163 | 1,886,201 | 165,547 |
| ING Partners, Inc.: | | | | |
| ING Aeltus Enhanced Index | 361,801 | 283,845 | 77,956 | 81,415 |
| ING American Century Select | 320,348 | 343,211 | (22,863) | 214,030 |
| ING American Century Small Cap Value | 1,941,068 | 562,491 | 1,378,577 | 355,593 |
| ING Baron Small Cap Growth | 3,819,436 | 1,181,534 | 2,637,902 | 940,630 |
| ING Goldman Sachs® Capital Growth | 96,777 | 41,417 | 55,360 | 40,099 |
| ING JPMorgan International | 3,086,669 | 3,493,363 | (406,694) | (560,840) |
| ING JPMorgan Mid Cap Value | 1,037,259 | 353,788 | 683,471 | 225,796 |
| ING MFS Capital Opportunities | 1,546,673 | 2,633,769 | (1,087,096) | (537,394) |
| ING OpCap Balanced Value | 1,291,880 | 525,561 | 766,319 | 692,988 |
| ING Oppenheimer Global | 293,242 | 230,406 | 62,836 | 94,892 |
| ING PIMCO Total Return | 3,073,334 | 2,046,501 | 1,026,833 | 1,327,641 |
| ING Salomon Brothers Aggressive Growth - | | | | |
| Initial Class | 5,042,874 | 7,674,056 | (2,631,182) | 328,935 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Net Units Issued (Redeemed) |
|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | |
| ING Salomon Brothers Aggressive Growth - | | | | |
| Service Class | 8,787 | 7,198 | 1,589 | - |
| ING Salomon Brothers Fundamental Value | 445,245 | 420,619 | 24,626 | 554,916 |
| ING Salomon Brother Investors Value | 374,791 | 268,450 | 106,341 | 253,762 |
| ING T. Rowe Price Diversified Mid Cap | | | | |
| Growth - Initial Class | - | 1,154 | (1,154) | 1,154 |
| ING T. Rowe Price Diversified Mid Cap | | | | |
| Growth - Service Class | 1,358,272 | 1,438,664 | (80,392) | 1,121,316 |
| ING T. Rowe Price Growth Equity - Initial Class | 4,770,419 | 3,524,768 | 1,245,651 | 1,554,224 |
| ING T. Rowe Price Growth Equity - Service Class | 20,449 | 78 | 20,371 | - |
| ING UBS U.S. Large Cap Equity | 2,141,739 | 2,820,470 | (678,731) | (918,451) |
| ING Van Kampen Comstock | 4,110,698 | 1,455,969 | 2,654,729 | 1,967,779 |
| ING Van Kampen Equity and Income | 93,390 | 38,374 | 55,016 | 7,611 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Balanced | 2,104,345 | 1,638,746 | 465,599 | 108,957 |
| ING VP Strategic Allocation Growth | 1,598,014 | 1,292,531 | 305,483 | 98,672 |
| ING VP Strategic Allocation Income | 1,184,077 | 1,140,198 | 43,879 | (108,451) |
| ING Financial Services | 1,357 | 489 | 868 | - |
| ING Variable Funds: | | | | |
| ING VP Growth and Income | 14,531,937 | 27,718,675 | (13,186,738) | (17,517,346) |
| ING Variable Insurance Trust: | | | | |
| ING GET US Core - Series 1 | - | 19,657 | (19,657) | 231,302 |
| ING GET US Core - Series 2 | 100,626 | 334,903 | (234,277) | 2,055,233 |
| ING GET US Core - Series 3 | 7,854,478 | 2,575,458 | 5,279,020 | 20,674 |
| ING GET US Core - Series 5 | 67,403 | 952 | 66,451 | - |
| ING GET US Core - Series 6 | 685,757 | 129,749 | 556,008 | - |
| ING GET US Core - Series 7 | 434,458 | 32,788 | 401,670 | - |
| ING GNMA Income | 52,369 | 12,638 | 39,731 | - |
| ING Intermediate Bond | 53,075 | 1,008 | 52,067 | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology | 7,185,981 | 8,826,369 | (1,640,388) | 3,763,655 |
| ING VP Growth | 1,932,974 | 2,775,140 | (842,166) | (183,843) |
| ING VP Index Plus LargeCap | 9,746,045 | 8,875,064 | 870,981 | 2,013,333 |
| ING VP Index Plus MidCap | 8,240,855 | 3,533,221 | 4,707,634 | 2,691,961 |
| ING VP Index Plus SmallCap | 5,377,363 | 2,451,264 | 2,926,099 | 1,631,088 |
| ING VP International Equity | 1,728,037 | 1,670,535 | 57,502 | 135,837 |
| ING VP Small Company | 3,283,536 | 3,946,455 | (662,919) | 617,906 |
| ING VP Value Opportunity | 1,935,086 | 3,913,217 | (1,978,131) | (669,895) |

115

| | **Year Ended December 31** | | | |
| | **2004** | | | **2003** |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Net Units Issued (Redeemed)** |
|---|---:|---:|---:|---:|
| ING Variable Products Trust: | | | | |
| ING VP Financial Services | 20,421 | 2,952 | 17,469 | - |
| ING VP Growth Opportunities | 88,916 | 252,428 | (163,512) | 137,247 |
| ING VP International Value | 3,743,766 | 2,066,960 | 1,676,806 | 1,554,185 |
| ING VP MagnaCap | 93,937 | 88,469 | 5,468 | 97,929 |
| ING VP MidCap Opportunities | 505,997 | 417,195 | 88,802 | 381,501 |
| ING VP Real Estate | 2,146,817 | 186,905 | 1,959,912 | - |
| ING VP SmallCap Opportunities | 651,403 | 734,610 | (83,207) | 723,325 |
| ING Real Estate | 22,279 | 75 | 22,204 | - |
| Janus Advisor Series Balanced | 8 | - | 8 | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Balanced | 4,861,068 | 7,327,168 | (2,466,100) | (516,201) |
| Janus Aspen Capital Appreciation | 82,616 | 140,531 | (57,915) | 96,747 |
| Janus Aspen Flexible Income | 1,996,838 | 2,768,202 | (771,364) | (357,321) |
| Janus Aspen Growth | 2,862,869 | 5,692,269 | (2,829,400) | (1,192,449) |
| Janus Aspen Mid Cap Growth | 6,055,797 | 10,760,444 | (4,704,647) | (1,685,384) |
| Janus Aspen Worldwide Growth | 5,649,716 | 12,560,154 | (6,910,438) | (5,189,406) |
| Janus Twenty | 21,684 | 14,890 | 6,794 | 18,414 |
| Lord Abbett Affiliated | 20,016 | 7 | 20,009 | - |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Growth and Income | 6,435,125 | 1,805,358 | 4,629,767 | 3,406,125 |
| Lord Abbett Mid-Cap Value - Class VC | 5,878,996 | 1,189,943 | 4,689,053 | 1,521,794 |
| Lord Abbett Mid Cap Value - Class A | 24,133 | 16 | 24,117 | - |
| Lord Abbett Small-Cap Value | 46,008 | 1,179 | 44,829 | - |
| Massachusetts Investors Growth Stock | 17,013 | 6 | 17,007 | - |
| MFS® Variable Insurance Trust$^{SM}$: | | | | |
| MFS® Total Return | 1,163,591 | 418,755 | 744,836 | 970,674 |
| Moderate Allocation | 5,863 | - | 5,863 | - |
| Mutual Discovery | 16,092 | 55 | 16,037 | - |
| New Perspective Fund® - Class R-3 | 18,425 | 60 | 18,365 | - |
| New Perspective Fund® - Class R-4 | 816,804 | 55,147 | 761,657 | - |
| Oppenheimer Capital Appreciation | 21,208 | 190 | 21,018 | - |
| Oppenheimer Developing Markets | 1,653,384 | 525,460 | 1,127,924 | 283,558 |
| Oppenheimer Global | 286 | - | 286 | - |
| Oppenheimer Main Street Fund® - Class A | 1,214 | - | 1,214 | - |

| | Year Ended December 31 | | | 2003 |
|---|---|---|---|---|
| | **2004** | | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Net Units Issued (Redeemed)** |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Aggressive Growth | 1 | 1 | - | - |
| Oppenheimer Global Securities | 10,759,811 | 4,601,582 | 6,158,229 | 5,451,438 |
| Oppenheimer Main Street® - Fund/VA | 1,481 | 1,481 | - | - |
| Oppenheimer Main Street® Small Cap | 369 | - | 369 | - |
| Oppenheimer Strategic Bond | 2,350,521 | 1,514,577 | 835,944 | 996,074 |
| Pax World Balanced | 1,535,363 | 363,518 | 1,171,845 | 182,421 |
| PIMCO NFJ Small-Cap Value | 4,379 | 1 | 4,378 | - |
| PIMCO VIT Real Return | 1,377,653 | 495,693 | 881,960 | - |
| Pioneer High Yield | 41,804 | 2 | 41,802 | - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income | 2,132,114 | 757,409 | 1,374,705 | 624,038 |
| Pioneer Fund | 111 | - | 111 | 107,358 |
| Pioneer Fund VCT | 182,191 | 91,003 | 91,188 | - |
| Pioneer High Yield VCT | 1,158,236 | 739,060 | 419,176 | - |
| Pioneer Mid Cap Value VCT | 3,023,990 | 605,598 | 2,418,392 | 738,490 |
| Scudder Equity 500 Index | 148 | - | 148 | - |
| T. Rowe Price Mid-Cap Value | 55,070 | 1,723 | 53,347 | - |
| Templeton Foreign Fund | 39,458 | 117 | 39,341 | - |
| Templeton Growth | 5,620 | 193 | 5,427 | - |
| Templeton Income Trust: | | | | |
| Templeton Global Bond | 615,626 | 43,539 | 572,087 | - |
| UBS U.S. Small Cap Growth | 4,985 | 493 | 4,492 | - |
| Vanguard® 500 Index | 1,177 | - | 1,177 | - |
| Vanguard® Variable Insurance | 18,595 | 112 | 18,483 | - |
| Wangers Advisors Trust: | | | | |
| Wanger Select | 394,479 | 199,589 | 194,890 | - |
| Wanger U.S. Smaller Companies | 379,919 | 193,959 | 185,960 | - |
| Washington Mutual Investors[SM] - Class R-3 | 116,876 | 2,064 | 114,812 | - |
| Washington Mutual Investors[SM] - Class R-4 | 3,519,330 | 210,096 | 3,309,234 | - |

## 8. Unit Summary

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **AIM Health Sciences** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP17 | 2,121.300 | $ | 10.00 | $ | 21,213 |
| | 2,121.300 | | | $ | 21,213 |
| | | | | | |
| **AIM Mid Cap Core Equity** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 17,646.931 | $ | 11.08 | $ | 195,528 |
| ING MAP PLUS NP30 | 78.708 | | 10.99 | | 865 |
| | 17,725.639 | | | $ | 196,393 |
| | | | | | |
| **AIM Small Cap Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 1.772 | $ | 10.72 | $ | 19 |
| | 1.772 | | | $ | 19 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 942,381.562 | $ 9.22 | $ 8,688,758 |
| Qualified VIII | 1,168.872 | 9.22 | 10,777 |
| Qualified X (1.15) | 5,909.375 | 9.28 | 54,839 |
| Qualified X (1.25) | 84,155.097 | 9.22 | 775,910 |
| Qualified XII (0.05) | 15,921.152 | 9.55 | 152,047 |
| Qualified XII (0.15) | 5,717.524 | 10.50 | 60,034 |
| Qualified XII (0.25) | 31,699.897 | 9.77 | 309,708 |
| Qualified XII (0.30) | 23,829.363 | 9.74 | 232,098 |
| Qualified XII (0.45) | 4,462.902 | 9.65 | 43,067 |
| Qualified XII (0.55) | 9,070.730 | 9.60 | 87,079 |
| Qualified XII (0.60) | 16,659.324 | 10.35 | 172,424 |
| Qualified XII (0.65) | 8,138.638 | 9.55 | 77,724 |
| Qualified XII (0.70) | 57,773.319 | 9.52 | 550,002 |
| Qualified XII (0.75) | 42,450.052 | 9.49 | 402,851 |
| Qualified XII (0.80) | 126,641.544 | 9.46 | 1,198,029 |
| Qualified XII (0.85) | 111,740.042 | 9.44 | 1,054,826 |
| Qualified XII (0.90) | 3,820.617 | 9.41 | 35,952 |
| Qualified XII (0.95) | 76,698.934 | 9.38 | 719,436 |
| Qualified XII (1.00) | 201,848.611 | 9.36 | 1,889,303 |
| Qualified XII (1.05) | 30,727.117 | 9.33 | 286,684 |
| Qualified XII (1.10) | 30,094.624 | 9.30 | 279,880 |
| Qualified XII (1.15) | 8,932.005 | 9.28 | 82,889 |
| Qualified XII (1.20) | 4,519.135 | 9.25 | 41,802 |
| Qualified XII (1.25) | 22,247.072 | 9.22 | 205,118 |
| Qualified XII (1.30) | 4,186.956 | 9.20 | 38,520 |
| Qualified XII (1.35) | 4,017.448 | 9.17 | 36,840 |
| Qualified XII (1.40) | 14,390.164 | 9.15 | 131,670 |
| Qualified XII (1.45) | 3,526.426 | 9.12 | 32,161 |
| Qualified XII (1.50) | 11,909.351 | 9.09 | 108,256 |
| Qualified XV | 5,425.855 | 9.36 | 50,786 |
| Qualified XVI | 20,528.273 | 9.09 | 186,602 |
| Qualified XVII | 938.570 | 9.23 | 8,663 |
| Qualified XVIII | 5,097.616 | 9.23 | 47,051 |
| Qualified XXI | 10,170.975 | 9.44 | 96,014 |
| Qualified XXIV | 96,589.692 | 9.41 | 908,909 |
| Qualified XXV | 16,697.983 | 9.42 | 157,295 |
| Qualified XXVI | 3,280.128 | 9.36 | 30,702 |
| Qualified XXVII | 214,415.599 | 5.77 | 1,237,178 |
| Qualified XXXII | 828.333 | 10.80 | 8,946 |
| Qualified XXXIV (0.60) | 3,211.594 | 10.35 | 33,240 |
| | 2,281,822.471 | | $ 20,524,070 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity** | | | |
| Currently payable annuity contracts: | | | $ 12,309 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,137,810.469 | $ 8.31 | 17,765,205 |
| Qualified VIII | 726.747 | 8.30 | 6,032 |
| Qualified X (1.15) | 1,296.886 | 8.35 | 10,829 |
| Qualified X (1.25) | 143,502.166 | 8.31 | 1,192,503 |
| Qualified XII (0.05) | 17,499.652 | 8.60 | 150,497 |
| Qualified XII (0.15) | 2,793.471 | 11.18 | 31,231 |
| Qualified XII (0.25) | 67,573.947 | 8.79 | 593,975 |
| Qualified XII (0.30) | 22,710.376 | 8.77 | 199,170 |
| Qualified XII (0.45) | 11,259.379 | 8.69 | 97,844 |
| Qualified XII (0.55) | 38,654.513 | 8.64 | 333,975 |
| Qualified XII (0.60) | 56,091.198 | 11.02 | 618,125 |
| Qualified XII (0.65) | 4,679.743 | 8.59 | 40,199 |
| Qualified XII (0.70) | 67,046.908 | 8.57 | 574,592 |
| Qualified XII (0.75) | 50,383.041 | 8.55 | 430,775 |
| Qualified XII (0.80) | 279,744.366 | 8.52 | 2,383,422 |
| Qualified XII (0.85) | 167,903.529 | 8.50 | 1,427,180 |
| Qualified XII (0.90) | 2,255.372 | 8.47 | 19,103 |
| Qualified XII (0.95) | 120,403.788 | 8.45 | 1,017,412 |
| Qualified XII (1.00) | 632,274.703 | 8.42 | 5,323,753 |
| Qualified XII (1.05) | 106,782.143 | 8.40 | 896,970 |
| Qualified XII (1.10) | 58,397.852 | 8.38 | 489,374 |
| Qualified XII (1.15) | 36,127.185 | 8.35 | 301,662 |
| Qualified XII (1.20) | 4,804.801 | 8.33 | 40,024 |
| Qualified XII (1.25) | 36,651.023 | 8.31 | 304,570 |
| Qualified XII (1.30) | 436.232 | 8.28 | 3,612 |
| Qualified XII (1.35) | 4,625.181 | 8.26 | 38,204 |
| Qualified XII (1.40) | 22,295.504 | 8.23 | 183,492 |
| Qualified XII (1.45) | 3,197.686 | 8.21 | 26,253 |
| Qualified XII (1.50) | 13,406.838 | 8.19 | 109,802 |
| Qualified XV | 6,401.660 | 8.43 | 53,966 |
| Qualified XVI | 42,845.422 | 8.19 | 350,904 |
| Qualified XVII | 2,773.525 | 8.31 | 23,048 |
| Qualified XVIII | 7,404.572 | 8.31 | 61,532 |
| Qualified XXI | 6,085.059 | 8.50 | 51,723 |
| Qualified XXIV | 54,407.429 | 8.48 | 461,375 |
| Qualified XXV | 24,107.901 | 8.48 | 204,435 |
| Qualified XXVI | 17,356.109 | 8.43 | 146,312 |
| Qualified XXVII | 341,503.459 | 6.65 | 2,270,998 |
| Qualified XXXII | 3,018.638 | 11.16 | 33,688 |
| Qualified XXXIII (0.65) | 206.009 | 11.15 | 2,297 |
| Qualified XXXIV (0.60) | 2,782.305 | 11.02 | 30,661 |
| | 4,620,226.787 | | $ 38,313,033 |

120

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,324,872.089 | $        5.84 | $        7,737,253 |
| Qualified X (1.15) | 1,052.041 | 5.88 | 6,186 |
| Qualified X (1.25) | 127,838.528 | 5.84 | 746,577 |
| Qualified XII (0.05) | 8,494.069 | 6.07 | 51,559 |
| Qualified XII (0.15) | 1,979.049 | 9.26 | 18,326 |
| Qualified XII (0.25) | 23,934.088 | 6.19 | 148,152 |
| Qualified XII (0.30) | 22,102.918 | 6.17 | 136,375 |
| Qualified XII (0.45) | 288.072 | 6.12 | 1,763 |
| Qualified XII (0.55) | 18,988.487 | 6.08 | 115,450 |
| Qualified XII (0.60) | 13,198.465 | 9.12 | 120,370 |
| Qualified XII (0.65) | 11,707.769 | 6.05 | 70,832 |
| Qualified XII (0.70) | 75,997.679 | 6.03 | 458,266 |
| Qualified XII (0.75) | 28,167.555 | 6.01 | 169,287 |
| Qualified XII (0.80) | 183,652.254 | 5.99 | 1,100,077 |
| Qualified XII (0.85) | 192,221.572 | 5.98 | 1,149,485 |
| Qualified XII (0.90) | 3,856.879 | 5.96 | 22,987 |
| Qualified XII (0.95) | 121,858.923 | 5.94 | 723,842 |
| Qualified XII (1.00) | 276,501.011 | 5.93 | 1,639,651 |
| Qualified XII (1.05) | 58,460.576 | 5.91 | 345,502 |
| Qualified XII (1.10) | 45,644.143 | 5.89 | 268,844 |
| Qualified XII (1.15) | 12,576.190 | 5.88 | 73,948 |
| Qualified XII (1.20) | 10,063.140 | 5.86 | 58,970 |
| Qualified XII (1.25) | 30,867.637 | 5.84 | 180,267 |
| Qualified XII (1.30) | 711.320 | 5.83 | 4,147 |
| Qualified XII (1.35) | 3,415.491 | 5.81 | 19,844 |
| Qualified XII (1.40) | 24,265.975 | 5.79 | 140,500 |
| Qualified XII (1.45) | 1,707.439 | 5.78 | 9,869 |
| Qualified XII (1.50) | 10,115.104 | 5.76 | 58,263 |
| Qualified XV | 9,649.748 | 5.95 | 57,416 |
| Qualified XVI | 41,815.798 | 5.76 | 240,859 |
| Qualified XVII | 3,350.769 | 5.85 | 19,602 |
| Qualified XVIII | 4,704.958 | 5.85 | 27,524 |
| Qualified XXI | 9,981.000 | 6.00 | 59,886 |
| Qualified XXIV | 58,064.765 | 5.96 | 346,066 |
| Qualified XXV | 14,648.743 | 5.97 | 87,453 |
| Qualified XXVI | 16,886.003 | 5.93 | 100,134 |
| Qualified XXVII | 229,492.601 | 4.46 | 1,023,537 |
| Qualified XXXII | 1,913.653 | 11.06 | 21,165 |
| Qualified XXXIV (0.60) | 3,837.062 | 9.12 | 34,994 |
| | 3,028,883.563 | | $        17,595,228 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Premier Equity** | | | |
| Currently payable annuity contracts: | | | $ 4,251 |
| Contracts in accumulation period: | | | |
| Qualified VI | 939,734.678 | $ 7.44 | 6,991,626 |
| Qualified VIII | 4.570 | 7.44 | 34 |
| Qualified X (1.15) | 9,256.685 | 7.48 | 69,240 |
| Qualified X (1.25) | 91,125.537 | 7.44 | 677,974 |
| Qualified XII (0.05) | 6,843.376 | 7.70 | 52,694 |
| Qualified XII (0.15) | 1,909.550 | 9.11 | 17,396 |
| Qualified XII (0.25) | 17,822.081 | 7.88 | 140,438 |
| Qualified XII (0.30) | 20,275.572 | 7.86 | 159,366 |
| Qualified XII (0.45) | 128,592.683 | 7.79 | 1,001,737 |
| Qualified XII (0.55) | 36,407.355 | 7.75 | 282,157 |
| Qualified XII (0.60) | 18,466.704 | 8.98 | 165,831 |
| Qualified XII (0.65) | 12,647.013 | 7.70 | 97,382 |
| Qualified XII (0.70) | 106,770.313 | 7.68 | 819,996 |
| Qualified XII (0.75) | 31,024.805 | 7.66 | 237,650 |
| Qualified XII (0.80) | 200,397.513 | 7.64 | 1,531,037 |
| Qualified XII (0.85) | 87,936.400 | 7.61 | 669,196 |
| Qualified XII (0.90) | 8,499.077 | 7.59 | 64,508 |
| Qualified XII (0.95) | 145,707.530 | 7.57 | 1,103,006 |
| Qualified XII (1.00) | 249,070.199 | 7.55 | 1,880,480 |
| Qualified XII (1.05) | 52,139.043 | 7.53 | 392,607 |
| Qualified XII (1.10) | 42,708.788 | 7.51 | 320,743 |
| Qualified XII (1.15) | 9,045.855 | 7.48 | 67,663 |
| Qualified XII (1.20) | 2,793.968 | 7.46 | 20,843 |
| Qualified XII (1.25) | 35,279.167 | 7.44 | 262,477 |
| Qualified XII (1.30) | 764.690 | 7.42 | 5,674 |
| Qualified XII (1.35) | 11,894.325 | 7.40 | 88,018 |
| Qualified XII (1.40) | 16,723.307 | 7.38 | 123,418 |
| Qualified XII (1.45) | 554.076 | 7.36 | 4,078 |
| Qualified XII (1.50) | 3,819.210 | 7.34 | 28,033 |
| Qualified XV | 5,023.443 | 7.55 | 37,927 |
| Qualified XVI | 20,767.574 | 7.34 | 152,434 |
| Qualified XVII | 3,889.933 | 7.45 | 28,980 |
| Qualified XVIII | 2,024.832 | 7.45 | 15,085 |
| Qualified XXI | 4,259.790 | 7.61 | 32,417 |
| Qualified XXIV | 84,882.500 | 7.60 | 645,107 |
| Qualified XXV | 8,399.473 | 7.60 | 63,836 |
| Qualified XXVI | 1,228.610 | 7.55 | 9,276 |
| Qualified XXVII | 197,458.851 | 6.44 | 1,271,635 |
| Qualified XXXII | 227.618 | 10.79 | 2,456 |
| Qualified XXXIV (0.60) | 10,832.740 | 8.98 | 97,278 |
| | 2,627,209.434 | | $ 19,635,984 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Alliance Bernstein Growth and Income Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP16 | 2,044.558 | $ 10.75 | $ 21,979 |
| | 2,044.558 | | $ 21,979 |
| | | | |
| **Alliance Bernstein Growth and Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 4,425.201 | $ 11.23 | $ 49,695 |
| | 4,425.201 | | $ 49,695 |
| | | | |
| **American Balanced Fund®** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 4,474.410 | $ 10.59 | $ 47,384 |
| ING MAP PLUS NP14 | 1,203.024 | 10.58 | 12,728 |
| ING MAP PLUS NP15 | 40,987.607 | 10.57 | 433,239 |
| ING MAP PLUS NP17 | 8,141.154 | 10.57 | 86,052 |
| ING MAP PLUS NP22 | 40,105.124 | 10.54 | 422,708 |
| ING MAP PLUS NP23 | 307.305 | 10.54 | 3,239 |
| ING MAP PLUS NP26 | 90.494 | 10.52 | 952 |
| ING MAP PLUS NP27 | 132.605 | 10.52 | 1,395 |
| ING MAP PLUS NP29 | 8,691.246 | 10.51 | 91,345 |
| ING MAP PLUS NP30 | 11.238 | 10.50 | 118 |
| ING MAP PLUS NP7 | 1,265.504 | 10.61 | 13,427 |
| ING MAP PLUS NP9 | 14,730.095 | 10.60 | 156,139 |
| | 120,139.806 | | $ 1,268,726 |
| | | | |
| **American Century® Income & Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.10) | 2,144.937 | $ 30.91 | $ 66,300 |
| Qualified XXVII | 430,968.894 | 10.03 | 4,322,618 |
| | 433,113.831 | | $ 4,388,918 |
| | | | |
| **Ariel Appreciation** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 8,011.883 | $ 10.94 | $ 87,650 |
| ING MAP PLUS NP15 | 7,898.351 | 10.92 | 86,250 |
| ING MAP PLUS NP19 | 140.918 | 10.90 | 1,536 |
| ING MAP PLUS NP22 | 1,563.236 | 10.88 | 17,008 |
| | 17,614.388 | | $ 192,444 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Ariel** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP19 | 2,340.256 | $ | 11.70 | $ | 27,381 |
| ING MAP PLUS NP22 | 9,711.130 | | 11.68 | | 113,426 |
| ING MAP PLUS NP26 | 1,140.995 | | 11.66 | | 13,304 |
| | 13,192.381 | | | $ | 154,111 |
| | | | | | |
| **Baron Asset** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP14 | 3,932.511 | $ | 12.15 | $ | 47,780 |
| ING MAP PLUS NP15 | 185.761 | | 12.15 | | 2,257 |
| ING MAP PLUS NP16 | 1,480.066 | | 12.14 | | 17,968 |
| ING MAP PLUS NP17 | 3,615.486 | | 12.14 | | 43,892 |
| ING MAP PLUS NP22 | 387.201 | | 12.11 | | 4,689 |
| ING MAP PLUS NP9 | 1,485.714 | | 12.18 | | 18,096 |
| | 11,086.739 | | | $ | 134,682 |
| | | | | | |
| **Baron Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP14 | 8,181.291 | $ | 12.08 | $ | 98,830 |
| ING MAP PLUS NP15 | 7,742.053 | | 12.08 | | 93,524 |
| ING MAP PLUS NP16 | 6,305.633 | | 12.07 | | 76,109 |
| ING MAP PLUS NP17 | 2,946.562 | | 12.07 | | 35,565 |
| ING MAP PLUS NP19 | 3,443.781 | | 12.06 | | 41,532 |
| ING MAP PLUS NP22 | 707.226 | | 12.04 | | 8,515 |
| ING MAP PLUS NP23 | 1,049.210 | | 12.03 | | 12,622 |
| ING MAP PLUS NP27 | 16.985 | | 12.01 | | 204 |
| ING MAP PLUS NP7 | 2,048.515 | | 12.12 | | 24,828 |
| | 32,441.256 | | | $ | 391,729 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 335.057 | $ 22.05 | $ 7,388 |
| Qualified VI | 939,746.700 | 21.82 | 20,505,273 |
| Qualified VIII | 5,714.084 | 19.81 | 113,196 |
| Qualified X (1.15) | 1,106.305 | 11.26 | 12,457 |
| Qualified X (1.25) | 66,551.968 | 11.18 | 744,051 |
| Qualified XII (0.05) | 3,837.747 | 22.81 | 87,539 |
| Qualified XII (0.15) | 3,396.934 | 11.09 | 37,672 |
| Qualified XII (0.25) | 99,891.838 | 12.13 | 1,211,688 |
| Qualified XII (0.30) | 96,180.645 | 12.09 | 1,162,824 |
| Qualified XII (0.40) | 91,688.863 | 16.79 | 1,539,456 |
| Qualified XII (0.45) | 23,627.318 | 11.97 | 282,819 |
| Qualified XII (0.55) | 10,432.969 | 11.89 | 124,048 |
| Qualified XII (0.60) | 16,311.814 | 11.85 | 193,295 |
| Qualified XII (0.65) | 14,260.321 | 11.82 | 168,557 |
| Qualified XII (0.70) | 171,058.404 | 11.78 | 2,015,068 |
| Qualified XII (0.75) | 144,238.330 | 11.74 | 1,693,358 |
| Qualified XII (0.80) | 136,946.385 | 12.31 | 1,685,810 |
| Qualified XII (0.85) | 204,430.849 | 16.37 | 3,346,533 |
| Qualified XII (0.90) | 9,190.774 | 12.14 | 111,576 |
| Qualified XII (0.95) | 52,198.521 | 16.23 | 847,182 |
| Qualified XII (1.00) | 409,056.374 | 16.16 | 6,610,351 |
| Qualified XII (1.05) | 39,360.783 | 16.09 | 633,315 |
| Qualified XII (1.10) | 41,804.182 | 16.02 | 669,703 |
| Qualified XII (1.15) | 14,502.257 | 15.95 | 231,311 |
| Qualified XII (1.20) | 11,929.030 | 15.88 | 189,433 |
| Qualified XII (1.25) | 16,388.046 | 15.81 | 259,095 |
| Qualified XII (1.30) | 2,160.381 | 15.75 | 34,026 |
| Qualified XII (1.35) | 3,526.148 | 15.68 | 55,290 |
| Qualified XII (1.40) | 14,456.054 | 15.61 | 225,659 |
| Qualified XII (1.45) | 918.211 | 15.54 | 14,269 |
| Qualified XII (1.50) | 2,058.527 | 15.48 | 31,866 |
| Qualified XV | 2,919.374 | 22.35 | 65,248 |
| Qualified XVI | 37,768.458 | 21.40 | 808,245 |
| Qualified XVII | 700.504 | 21.82 | 15,285 |
| Qualified XVIII | 9,408.765 | 11.18 | 105,190 |
| Qualified XXI | 3,525.555 | 22.54 | 79,466 |
| Qualified XXIV | 29,889.422 | 16.26 | 486,002 |
| Qualified XXV | 5,605.653 | 22.29 | 124,950 |
| Qualified XXVI | 289.024 | 22.14 | 6,399 |
| Qualified XXVII | 578,904.407 | 29.27 | 16,944,532 |
| Qualified XXVIII | 90,261.018 | 29.09 | 2,625,693 |
| Qualified XXXII | 1,364.344 | 10.91 | 14,885 |
| Qualified XXXIV (0.60) | 4,209.114 | 11.85 | 49,878 |
| | 3,412,151.457 | | $ 66,169,881 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 12,073.466 | $ 11.57 | $ 139,690 |
| ING MAP PLUS NP14 | 9,973.333 | 11.55 | 115,192 |
| ING MAP PLUS NP15 | 14,504.069 | 11.55 | 167,522 |
| ING MAP PLUS NP19 | 2,624.631 | 11.53 | 30,262 |
| ING MAP PLUS NP23 | 173.675 | 11.51 | 1,999 |
| ING MAP PLUS NP29 | 3,558.064 | 11.47 | 40,811 |
| ING MAP PLUS NP9 | 4,955.872 | 11.58 | 57,389 |
| | 47,863.110 | | $ 552,865 |
| | | | |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 589,758.166 | 11.45 | 6,752,731 |
| Qualified XII (0.55) | 917.131 | 11.50 | 10,547 |
| Qualified XII (0.60) | 700.174 | 11.50 | 8,052 |
| Qualified XII (0.70) | 14,216.710 | 11.49 | 163,350 |
| Qualified XII (0.75) | 24,395.910 | 11.49 | 280,309 |
| Qualified XII (0.80) | 295,307.665 | 11.48 | 3,390,132 |
| Qualified XII (0.85) | 24,648.780 | 11.48 | 282,968 |
| Qualified XII (0.90) | 754.007 | 11.48 | 8,656 |
| Qualified XII (0.95) | 29,103.662 | 11.47 | 333,819 |
| Qualified XII (1.00) | 362,008.195 | 11.47 | 4,152,234 |
| Qualified XII (1.05) | 11,698.257 | 11.47 | 134,179 |
| Qualified XII (1.10) | 26,520.419 | 11.46 | 303,924 |
| Qualified XII (1.15) | 1,515.794 | 11.46 | 17,371 |
| Qualified XII (1.20) | 214.061 | 11.45 | 2,451 |
| Qualified XII (1.25) | 3,553.188 | 11.45 | 40,684 |
| Qualified XII (1.35) | 1,297.290 | 11.44 | 14,841 |
| Qualified XII (1.40) | 2,665.559 | 11.44 | 30,494 |
| Qualified XII (1.45) | 339.370 | 11.43 | 3,879 |
| Qualified XII (1.50) | 2.537 | 11.43 | 29 |
| Qualified XVI | 3,097.288 | 11.43 | 35,402 |
| Qualified XVII | 5,731.038 | 11.47 | 65,735 |
| Qualified XXIV | 27,480.435 | 11.96 | 328,666 |
| | 1,425,925.636 | | $ 16,360,453 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Special Values** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 2,719.056 | $ 11.65 | $ 31,677 |
| ING MAP PLUS NP14 | 3,008.083 | 11.63 | 34,984 |
| ING MAP PLUS NP15 | 3,045.572 | 11.63 | 35,420 |
| ING MAP PLUS NP16 | 1,597.074 | 11.62 | 18,558 |
| ING MAP PLUS NP26 | 104.581 | 11.57 | 1,210 |
| ING MAP PLUS NP27 | 18.426 | 11.56 | 213 |
| ING MAP PLUS NP7 | 1,888.860 | 11.67 | 22,043 |
| Qualified V | 317.664 | 18.06 | 5,737 |
| Qualified VI | 460,931.721 | 18.19 | 8,384,348 |
| Qualified XII (0.55) | 1,086.354 | 18.76 | 20,380 |
| Qualified XII (0.60) | 336.378 | 18.72 | 6,297 |
| Qualified XII (0.65) | 155.514 | 18.68 | 2,905 |
| Qualified XII (0.70) | 16,062.500 | 18.64 | 299,405 |
| Qualified XII (0.75) | 3,304.462 | 18.60 | 61,463 |
| Qualified XII (0.80) | 28,777.790 | 18.55 | 533,828 |
| Qualified XII (0.85) | 21,368.936 | 18.51 | 395,539 |
| Qualified XII (0.90) | 491.337 | 18.47 | 9,075 |
| Qualified XII (0.95) | 48,298.046 | 18.43 | 890,133 |
| Qualified XII (1.00) | 322,471.343 | 18.39 | 5,930,248 |
| Qualified XII (1.05) | 12,774.224 | 18.35 | 234,407 |
| Qualified XII (1.10) | 7,951.611 | 18.31 | 145,594 |
| Qualified XII (1.15) | 2,723.645 | 18.27 | 49,761 |
| Qualified XII (1.20) | 1,332.913 | 18.23 | 24,299 |
| Qualified XII (1.25) | 6,363.936 | 18.19 | 115,760 |
| Qualified XII (1.35) | 18.774 | 18.11 | 340 |
| Qualified XII (1.40) | 3,376.591 | 18.07 | 61,015 |
| Qualified XII (1.45) | 328.841 | 18.03 | 5,929 |
| Qualified XII (1.50) | 83.102 | 17.99 | 1,495 |
| Qualified XVI | 7,700.223 | 17.99 | 138,527 |
| Qualified XVII | 1,247.554 | 18.19 | 22,693 |
| Qualified XXIV | 6,804.270 | 18.50 | 125,879 |
| Qualified XXVII | 1,643,534.468 | 18.22 | 29,945,198 |
| | 2,610,223.849 | | $ 47,554,360 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® Advisor Mid Cap** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 5,351.972 | $ 11.41 | $ 61,066 |
| ING MAP PLUS NP15 | 9,886.830 | 11.39 | 112,611 |
| ING MAP PLUS NP17 | 1,723.902 | 11.38 | 19,618 |
| ING MAP PLUS NP19 | 3,041.864 | 11.37 | 34,586 |
| ING MAP PLUS NP21 | 854.753 | 11.36 | 9,710 |
| ING MAP PLUS NP22 | 1,876.652 | 11.35 | 21,300 |
| ING MAP PLUS NP23 | 375.771 | 11.35 | 4,265 |
| ING MAP PLUS NP26 | 887.467 | 11.33 | 10,055 |
| ING MAP PLUS NP27 | 20.036 | 11.33 | 227 |
| ING MAP PLUS NP30 | 24.315 | 11.31 | 275 |
| ING MAP PLUS NP7 | 461.330 | 11.43 | 5,273 |
| ING MAP PLUS NP9 | 12,590.718 | 11.42 | 143,786 |
| | 37,095.610 | | $ 422,772 |
| | | | |
| **Fidelity® VIP Contrafund®** | | | |
| Currently payable annuity contracts: | | | $ 1,619,264 |
| Contracts in accumulation period: | - | | |
| ING MAP PLUS NP10 | 4,841.893 | $ 11.41 | 55,246 |
| ING MAP PLUS NP11 | 8,558.896 | 11.41 | 97,657 |
| ING MAP PLUS NP14 | 14,324.320 | 11.39 | 163,154 |
| ING MAP PLUS NP15 | 75.242 | 11.39 | 857 |
| ING MAP PLUS NP17 | 7,422.671 | 11.38 | 84,470 |
| ING MAP PLUS NP19 | 3,585.400 | 11.37 | 40,766 |
| ING MAP PLUS NP21 | 1,844.894 | 11.36 | 20,958 |
| ING MAP PLUS NP22 | 26,765.639 | 11.35 | 303,790 |
| ING MAP PLUS NP26 | 655.958 | 11.33 | 7,432 |
| ING MAP PLUS NP27 | 35.393 | 11.33 | 401 |
| ING MAP PLUS NP29 | 7,981.714 | 11.32 | 90,353 |
| ING MAP PLUS NP30 | 107.604 | 11.31 | 1,217 |
| ING MAP PLUS NP7 | 2,226.160 | 11.43 | 25,445 |
| ING MAP PLUS NP9 | 26,855.517 | 11.42 | 306,690 |
| Qualified V | 6,763.062 | 24.69 | 166,980 |
| Qualified VI | 10,166,479.076 | 24.90 | 253,145,329 |
| Qualified VIII | 5,661.557 | 25.05 | 141,822 |
| Qualified X (1.15) | 94,685.982 | 28.25 | 2,674,879 |
| Qualified X (1.25) | 896,870.408 | 27.98 | 25,094,434 |
| Qualified XII (0.05) | 113,204.573 | 26.02 | 2,945,583 |
| Qualified XII (0.15) | 91,278.804 | 13.21 | 1,205,793 |
| Qualified XII (0.25) | 756,701.032 | 15.50 | 11,728,866 |
| Qualified XII (0.30) | 202,143.819 | 15.45 | 3,123,122 |
| Qualified XII (0.40) | 478,760.059 | 23.81 | 11,399,277 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund®** | | | |
| **(continued)** | | | |
| Qualified XII (0.45) | 659,806.737 | $ 15.29 | $ 10,088,445 |
| Qualified XII (0.55) | 241,303.884 | 15.19 | 3,665,406 |
| Qualified XII (0.60) | 702,963.276 | 15.14 | 10,642,864 |
| Qualified XII (0.65) | 139,632.604 | 15.09 | 2,107,056 |
| Qualified XII (0.70) | 855,660.639 | 15.04 | 12,869,136 |
| Qualified XII (0.75) | 779,689.526 | 14.99 | 11,687,546 |
| Qualified XII (0.80) | 2,927,046.014 | 16.43 | 48,091,366 |
| Qualified XII (0.85) | 687,424.806 | 23.22 | 15,962,004 |
| Qualified XII (0.90) | 102,009.279 | 15.95 | 1,627,048 |
| Qualified XII (0.95) | 771,059.383 | 23.02 | 17,749,787 |
| Qualified XII (1.00) | 4,557,462.653 | 22.92 | 104,457,044 |
| Qualified XII (1.05) | 338,621.779 | 22.82 | 7,727,349 |
| Qualified XII (1.10) | 198,817.862 | 22.73 | 4,519,130 |
| Qualified XII (1.15) | 237,826.381 | 22.63 | 5,382,011 |
| Qualified XII (1.20) | 36,012.472 | 22.53 | 811,361 |
| Qualified XII (1.25) | 129,477.842 | 22.43 | 2,904,188 |
| Qualified XII (1.30) | 5,931.602 | 22.34 | 132,512 |
| Qualified XII (1.35) | 19,628.103 | 22.24 | 436,529 |
| Qualified XII (1.40) | 48,131.707 | 22.14 | 1,065,636 |
| Qualified XII (1.45) | 6,547.438 | 22.05 | 144,371 |
| Qualified XII (1.50) | 20,847.107 | 21.95 | 457,594 |
| Qualified XV | 36,903.802 | 25.51 | 941,416 |
| Qualified XVI | 222,008.641 | 24.42 | 5,421,451 |
| Qualified XVII | 25,722.490 | 24.90 | 640,490 |
| Qualified XVIII | 30,712.938 | 27.98 | 859,348 |
| Qualified XXI | 78,803.188 | 25.72 | 2,026,818 |
| Qualified XXIV | 257,773.113 | 23.06 | 5,944,248 |
| Qualified XXV | 114,121.982 | 25.43 | 2,902,122 |
| Qualified XXVI | 17,373.328 | 25.27 | 439,024 |
| Qualified XXVII | 3,987,862.908 | 28.47 | 113,534,457 |
| Qualified XXVIII | 1,134,941.060 | 28.30 | 32,118,832 |
| Qualified XXXII | 46,416.186 | 11.80 | 547,711 |
| Qualified XXXIII (0.65) | 18,404.935 | 13.17 | 242,393 |
| Qualified XXXIV (0.60) | 44,362.219 | 15.14 | 671,644 |
| | 32,399,137.557 | | $ 743,262,122 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income** | | | |
| Currently payable annuity contracts: | | | $        795,418 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 8,594.220 | $        10.90 | 93,677 |
| ING MAP PLUS NP15 | 249.633 | 10.90 | 2,721 |
| ING MAP PLUS NP26 | 37.638 | 10.84 | 408 |
| Qualified V | 1,472.325 | 21.03 | 30,963 |
| Qualified VI | 6,238,986.374 | 21.43 | 133,701,478 |
| Qualified VIII | 6,687.629 | 21.34 | 142,714 |
| Qualified X (1.15) | 115,108.819 | 27.10 | 3,119,449 |
| Qualified X (1.25) | 944,028.870 | 26.81 | 25,309,414 |
| Qualified XI | 1,412.401 | 22.66 | 32,005 |
| Qualified XII (0.05) | 63,618.446 | 22.39 | 1,424,417 |
| Qualified XII (0.15) | 86,882.794 | 11.74 | 1,020,004 |
| Qualified XII (0.25) | 553,783.936 | 13.01 | 7,204,729 |
| Qualified XII (0.30) | 207,162.577 | 12.96 | 2,684,827 |
| Qualified XII (0.40) | 365,386.545 | 19.62 | 7,168,884 |
| Qualified XII (0.45) | 314,974.357 | 12.83 | 4,041,121 |
| Qualified XII (0.55) | 162,010.588 | 12.75 | 2,065,635 |
| Qualified XII (0.60) | 825,794.965 | 12.71 | 10,495,854 |
| Qualified XII (0.65) | 69,693.291 | 12.67 | 883,014 |
| Qualified XII (0.70) | 493,970.206 | 12.62 | 6,233,904 |
| Qualified XII (0.75) | 789,312.718 | 12.58 | 9,929,554 |
| Qualified XII (0.80) | 1,848,160.673 | 13.68 | 25,282,838 |
| Qualified XII (0.85) | 707,385.311 | 19.13 | 13,532,281 |
| Qualified XII (0.90) | 55,599.401 | 13.37 | 743,364 |
| Qualified XII (0.95) | 568,436.320 | 18.97 | 10,783,237 |
| Qualified XII (1.00) | 1,606,502.117 | 18.89 | 30,346,825 |
| Qualified XII (1.05) | 229,307.234 | 18.80 | 4,310,976 |
| Qualified XII (1.10) | 191,321.474 | 18.72 | 3,581,538 |
| Qualified XII (1.15) | 110,055.150 | 18.64 | 2,051,428 |
| Qualified XII (1.20) | 27,999.731 | 18.56 | 519,675 |
| Qualified XII (1.25) | 109,939.069 | 18.48 | 2,031,674 |
| Qualified XII (1.30) | 4,707.717 | 18.40 | 86,622 |
| Qualified XII (1.35) | 11,384.989 | 18.32 | 208,573 |
| Qualified XII (1.40) | 58,806.908 | 18.24 | 1,072,638 |
| Qualified XII (1.45) | 5,407.925 | 18.17 | 98,262 |
| Qualified XII (1.50) | 9,873.411 | 18.09 | 178,610 |
| Qualified XV | 32,806.515 | 21.95 | 720,103 |
| Qualified XVI | 184,225.452 | 21.02 | 3,872,419 |
| Qualified XVII | 13,039.664 | 21.43 | 279,440 |
| Qualified XVIII | 25,554.457 | 26.81 | 685,115 |
| Qualified XXI | 41,497.741 | 22.13 | 918,345 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income** | | | |
| **(continued)** | | | |
| Qualified XXIV | 159,398.368 | $ 19.00 | $ 3,028,569 |
| Qualified XXV | 57,825.137 | 21.88 | 1,265,214 |
| Qualified XXVI | 27,716.192 | 21.74 | 602,550 |
| Qualified XXVII | 2,369,316.975 | 22.68 | 53,736,109 |
| Qualified XXVIII | 1,226,563.443 | 22.54 | 27,646,740 |
| Qualified XXXII | 37,708.564 | 11.56 | 435,911 |
| Qualified XXXIV (0.60) | 54,204.721 | 12.71 | 688,942 |
| | 21,023,912.991 | | $ 405,088,188 |
| | | | |
| **Fidelity® VIP Growth** | | | |
| Currently payable annuity contracts: | | | $ 420,537 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 2,107.419 | $ 9.84 | 20,737 |
| ING MAP PLUS NP26 | 49.081 | 9.80 | 481 |
| Qualified V | 1,073.396 | 17.14 | 18,398 |
| Qualified VI | 9,263,905.992 | 17.19 | 159,246,544 |
| Qualified VIII | 10,663.694 | 17.38 | 185,335 |
| Qualified X (1.15) | 128,759.603 | 24.16 | 3,110,832 |
| Qualified X (1.25) | 1,100,525.774 | 23.90 | 26,302,566 |
| Qualified XII (0.05) | 32,419.098 | 17.96 | 582,247 |
| Qualified XII (0.15) | 94,933.893 | 9.53 | 904,720 |
| Qualified XII (0.25) | 658,026.615 | 11.61 | 7,639,689 |
| Qualified XII (0.30) | 175,324.200 | 11.57 | 2,028,501 |
| Qualified XII (0.45) | 559,932.809 | 11.46 | 6,416,830 |
| Qualified XII (0.55) | 241,508.084 | 11.38 | 2,748,362 |
| Qualified XII (0.60) | 552,845.198 | 11.35 | 6,274,793 |
| Qualified XII (0.65) | 147,326.349 | 11.31 | 1,666,261 |
| Qualified XII (0.70) | 813,946.850 | 11.27 | 9,173,181 |
| Qualified XII (0.75) | 1,072,839.091 | 11.23 | 12,047,983 |
| Qualified XII (0.80) | 2,136,201.060 | 12.27 | 26,211,187 |
| Qualified XII (0.85) | 1,247,419.827 | 16.14 | 20,133,356 |
| Qualified XII (0.90) | 88,223.886 | 11.89 | 1,048,982 |
| Qualified XII (0.95) | 707,614.250 | 16.00 | 11,321,828 |
| Qualified XII (1.00) | 2,761,409.165 | 15.93 | 43,989,248 |
| Qualified XII (1.05) | 395,235.876 | 15.86 | 6,268,441 |
| Qualified XII (1.10) | 252,036.606 | 15.79 | 3,979,658 |
| Qualified XII (1.15) | 105,129.198 | 15.72 | 1,652,631 |
| Qualified XII (1.20) | 49,507.663 | 15.66 | 775,290 |
| Qualified XII (1.25) | 108,714.240 | 15.59 | 1,694,855 |
| Qualified XII (1.30) | 20,564.498 | 15.52 | 319,161 |
| Qualified XII (1.35) | 28,241.554 | 15.45 | 436,332 |
| Qualified XII (1.40) | 74,235.217 | 15.39 | 1,142,480 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth** | | | |
| **(continued)** | | | |
| Qualified XII (1.45) | 4,572.650 | $ 15.32 | $ 70,053 |
| Qualified XII (1.50) | 18,808.852 | 15.25 | 286,835 |
| Qualified XV | 38,369.449 | 17.61 | 675,686 |
| Qualified XVI | 246,400.949 | 16.86 | 4,154,320 |
| Qualified XVII | 13,943.630 | 17.19 | 239,691 |
| Qualified XVIII | 42,612.552 | 23.90 | 1,018,440 |
| Qualified XXI | 110,098.029 | 17.76 | 1,955,341 |
| Qualified XXIV | 329,860.325 | 16.03 | 5,287,661 |
| Qualified XXV | 200,572.706 | 17.55 | 3,520,051 |
| Qualified XXVI | 44,951.434 | 17.44 | 783,953 |
| Qualified XXXII | 53,573.460 | 10.55 | 565,200 |
| Qualified XXXIII (0.65) | 3,972.211 | 9.50 | 37,736 |
| Qualified XXXIV (0.60) | 86,510.132 | 11.35 | 981,890 |
| | 24,024,966.565 | | $ 377,338,303 |
| | | | |
| **Fidelity® VIP High Income** | | | |
| Currently payable annuity contracts: | | | $ 92,642 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 424,740.088 | $ 9.03 | 3,835,403 |
| Qualified XXVIII | 142,798.663 | 8.98 | 1,282,332 |
| | 567,538.751 | | $ 5,210,377 |
| **Fidelity® VIP Asset Manager℠** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 1,017,630.719 | $ 18.23 | $ 18,551,408 |
| Qualified XXVIII | 98,070.238 | 18.11 | 1,776,052 |
| | 1,115,700.957 | | $ 20,327,460 |
| | | | |
| **Fidelity® VIP Index 500** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 4,392,230.429 | $ 23.53 | $ 103,349,182 |
| Qualified XXVIII | 573,710.265 | 23.38 | 13,413,346 |
| | 4,965,940.694 | | $ 116,762,528 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 242.915 | $ 14.75 | $ 3,583 |
| Qualified VI | 1,258,870.073 | 14.97 | 18,845,285 |
| Qualified VIII | 795.521 | 14.96 | 11,901 |
| Qualified X (1.15) | 21,470.686 | 15.59 | 334,728 |
| Qualified X (1.25) | 148,158.885 | 15.42 | 2,284,610 |
| Qualified XII (0.05) | 20,316.677 | 15.65 | 317,956 |
| Qualified XII (0.15) | 6,556.235 | 12.27 | 80,445 |
| Qualified XII (0.25) | 109,081.091 | 11.00 | 1,199,892 |
| Qualified XII (0.30) | 39,274.658 | 10.97 | 430,843 |
| Qualified XII (0.45) | 44,140.423 | 10.86 | 479,365 |
| Qualified XII (0.55) | 13,036.700 | 10.79 | 140,666 |
| Qualified XII (0.60) | 66,264.351 | 12.09 | 801,136 |
| Qualified XII (0.65) | 28,070.336 | 10.72 | 300,914 |
| Qualified XII (0.70) | 70,857.865 | 10.68 | 756,762 |
| Qualified XII (0.75) | 45,057.089 | 10.65 | 479,858 |
| Qualified XII (0.80) | 225,460.624 | 11.86 | 2,673,963 |
| Qualified XII (0.85) | 78,255.705 | 14.81 | 1,158,967 |
| Qualified XII (0.90) | 6,521.525 | 11.80 | 76,954 |
| Qualified XII (0.95) | 91,363.624 | 14.68 | 1,341,218 |
| Qualified XII (1.00) | 193,880.027 | 14.62 | 2,834,526 |
| Qualified XII (1.05) | 29,915.728 | 14.56 | 435,573 |
| Qualified XII (1.10) | 27,191.724 | 14.50 | 394,280 |
| Qualified XII (1.15) | 26,652.876 | 14.43 | 384,601 |
| Qualified XII (1.20) | 7,734.795 | 14.37 | 111,149 |
| Qualified XII (1.25) | 15,875.681 | 14.31 | 227,181 |
| Qualified XII (1.30) | 5,755.649 | 14.25 | 82,018 |
| Qualified XII (1.35) | 2,330.655 | 14.19 | 33,072 |
| Qualified XII (1.40) | 6,899.504 | 14.12 | 97,421 |
| Qualified XII (1.45) | 1,539.189 | 14.06 | 21,641 |
| Qualified XII (1.50) | 1,862.428 | 14.00 | 26,074 |
| Qualified XV | 8,677.510 | 15.34 | 133,113 |
| Qualified XVI | 33,035.398 | 14.69 | 485,290 |
| Qualified XVII | 6,644.422 | 14.97 | 99,467 |
| Qualified XVIII | 4,480.091 | 15.42 | 69,083 |
| Qualified XXI | 8,503.685 | 15.47 | 131,552 |
| Qualified XXIV | 47,940.381 | 14.71 | 705,203 |
| Qualified XXV | 35,156.835 | 15.29 | 537,548 |
| Qualified XXVI | 2,815.997 | 15.19 | 42,775 |
| Qualified XXVII | 289,347.059 | 8.33 | 2,410,261 |
| Qualified XXXII | 2,875.952 | 11.81 | 33,965 |
| Qualified XXXIV (0.60) | 3,446.815 | 12.09 | 41,672 |
| | 3,036,357.384 | | $ 41,056,511 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 137.305 | $ 10.91 | $ 1,498 |
| ING MAP PLUS NP23 | 261.637 | 10.87 | 2,844 |
| ING MAP PLUS NP29 | 6,030.074 | 10.84 | 65,366 |
| | 6,429.016 | | $ 69,708 |
| | | | |
| **Franklin Small Cap Value Securities** | | | |
| Currently payable annuity contracts: | | | $ 303,235 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 17.628 | $ 12.14 | 214 |
| ING MAP PLUS NP30 | 42.361 | 12.11 | 513 |
| NYSUT 457 | 212,287.753 | 16.33 | 3,466,659 |
| Qualified V | 86.330 | 14.63 | 1,263 |
| Qualified VI | 1,190,342.692 | 14.71 | 17,509,941 |
| Qualified X (1.15) | 34,216.125 | 14.76 | 505,030 |
| Qualified X (1.25) | 144,474.167 | 14.71 | 2,125,215 |
| Qualified XI | 1,402.694 | 15.22 | 21,349 |
| Qualified XII (0.45) | 488.426 | 15.12 | 7,385 |
| Qualified XII (0.55) | 32,876.576 | 15.07 | 495,450 |
| Qualified XII (0.60) | 36,672.141 | 15.04 | 551,549 |
| Qualified XII (0.65) | 21,695.673 | 15.02 | 325,869 |
| Qualified XII (0.70) | 95,936.491 | 14.99 | 1,438,088 |
| Qualified XII (0.75) | 20,723.463 | 14.96 | 310,023 |
| Qualified XII (0.80) | 124,155.957 | 14.94 | 1,854,890 |
| Qualified XII (0.85) | 164,023.005 | 14.91 | 2,445,583 |
| Qualified XII (0.90) | 4,281.464 | 14.89 | 63,751 |
| Qualified XII (0.95) | 113,358.412 | 14.86 | 1,684,506 |
| Qualified XII (1.00) | 602,591.846 | 14.84 | 8,942,463 |
| Qualified XII (1.05) | 34,478.258 | 14.81 | 510,623 |
| Qualified XII (1.10) | 24,913.938 | 14.78 | 368,228 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities** | | | |
| **(continued)** | | | |
| Qualified XII (1.15) | 10,292.141 | $ 14.76 | $ 151,912 |
| Qualified XII (1.20) | 2,443.788 | 14.73 | 35,997 |
| Qualified XII (1.25) | 24,928.620 | 14.71 | 366,700 |
| Qualified XII (1.30) | 2,748.569 | 14.68 | 40,349 |
| Qualified XII (1.35) | 445.157 | 14.66 | 6,526 |
| Qualified XII (1.40) | 5,835.338 | 14.63 | 85,371 |
| Qualified XII (1.45) | 2,065.229 | 14.61 | 30,173 |
| Qualified XII (1.50) | 1,131.687 | 14.58 | 16,500 |
| Qualified XV | 4,472.678 | 14.86 | 66,464 |
| Qualified XVI | 22,125.377 | 14.58 | 322,588 |
| Qualified XVII | 4,340.381 | 14.71 | 63,847 |
| Qualified XVIII | 7,755.677 | 14.71 | 114,086 |
| Qualified XXI | 20,825.636 | 14.94 | 311,135 |
| Qualified XXIV | 72,777.934 | 14.91 | 1,085,119 |
| Qualified XXV | 26,961.230 | 14.96 | 403,340 |
| Qualified XXVI | 22,676.092 | 14.89 | 337,647 |
| Qualified XXVIII | 250,383.143 | 14.00 | 3,505,364 |
| Qualified XXXII | 2,781.976 | 12.65 | 35,192 |
| Qualified XXXIII (0.65) | 11,968.058 | 15.09 | 180,598 |
| Qualified XXXIV (0.60) | 2,744.282 | 15.04 | 41,274 |
| | 3,358,768.393 | | $ 50,132,009 |
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 19,476.753 | $ 10.84 | $ 211,128 |
| ING MAP PLUS NP14 | 9,748.336 | 10.82 | 105,477 |
| ING MAP PLUS NP15 | 37,891.035 | 10.82 | 409,981 |
| ING MAP PLUS NP16 | 3,833.210 | 10.81 | 41,437 |
| ING MAP PLUS NP17 | 13,508.789 | 10.81 | 146,030 |
| ING MAP PLUS NP19 | 4,723.704 | 10.80 | 51,016 |
| ING MAP PLUS NP21 | 1,764.041 | 10.79 | 19,034 |
| ING MAP PLUS NP22 | 10,740.167 | 10.78 | 115,779 |
| ING MAP PLUS NP23 | 2,079.592 | 10.78 | 22,418 |
| ING MAP PLUS NP26 | 2,617.194 | 10.76 | 28,161 |
| ING MAP PLUS NP29 | 14,356.465 | 10.75 | 154,332 |
| ING MAP PLUS NP30 | 54.469 | 10.74 | 585 |
| ING MAP PLUS NP7 | 1,384.899 | 10.86 | 15,040 |
| | 122,178.654 | | $ 1,320,418 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,154.209 | $ 10.81 | $ 12,477 |
| Qualified VI | 1,485,898.521 | 10.82 | 16,077,422 |
| Qualified XII (0.45) | 410.120 | 10.87 | 4,458 |
| Qualified XII (0.55) | 12,419.320 | 10.87 | 134,998 |
| Qualified XII (0.60) | 13,838.029 | 10.86 | 150,281 |
| Qualified XII (0.65) | 4,320.350 | 10.86 | 46,919 |
| Qualified XII (0.70) | 66,111.234 | 10.86 | 717,968 |
| Qualified XII (0.75) | 82,378.157 | 10.85 | 893,803 |
| Qualified XII (0.80) | 1,633,839.262 | 10.85 | 17,727,156 |
| Qualified XII (0.85) | 128,792.995 | 10.85 | 1,397,404 |
| Qualified XII (0.90) | 6,068.634 | 10.84 | 65,784 |
| Qualified XII (0.95) | 65,090.037 | 10.84 | 705,576 |
| Qualified XII (1.00) | 1,026,654.479 | 10.83 | 11,118,668 |
| Qualified XII (1.05) | 66,318.375 | 10.83 | 718,228 |
| Qualified XII (1.10) | 39,555.217 | 10.83 | 428,383 |
| Qualified XII (1.15) | 9,196.858 | 10.82 | 99,510 |
| Qualified XII (1.20) | 3,356.008 | 10.82 | 36,312 |
| Qualified XII (1.25) | 29,614.787 | 10.82 | 320,432 |
| Qualified XII (1.30) | 546.716 | 10.81 | 5,910 |
| Qualified XII (1.35) | 54.949 | 10.81 | 594 |
| Qualified XII (1.40) | 4,306.383 | 10.81 | 46,552 |
| Qualified XII (1.45) | 983.334 | 10.80 | 10,620 |
| Qualified XII (1.50) | 476.203 | 10.80 | 5,143 |
| Qualified XVI | 17,915.463 | 10.80 | 193,487 |
| Qualified XVII | 9,088.551 | 10.83 | 98,429 |
| Qualified XXIV | 29,126.840 | 11.14 | 324,473 |
| | 4,737,515.031 | | $ 51,340,987 |
| | | | |
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 1,987.421 | $ 11.05 | $ 21,961 |
| ING MAP PLUS NP19 | 1,293.648 | 11.02 | 14,256 |
| ING MAP PLUS NP21 | 1,179.837 | 11.01 | 12,990 |
| ING MAP PLUS NP26 | 365.423 | 10.99 | 4,016 |
| ING MAP PLUS NP29 | 77.849 | 10.97 | 854 |
| ING MAP PLUS NP7 | 2,662.815 | 11.08 | 29,504 |
| ING MAP PLUS NP9 | 2,380.668 | 11.07 | 26,354 |
| | 9,947.661 | | $ 109,935 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series H** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 596,188.084 | $ 10.49 | $ 6,254,013 |
| Qualified X (1.15) | 44,603.185 | 10.36 | 462,089 |
| Qualified X (1.25) | 123,131.371 | 10.36 | 1,275,641 |
| Qualified XII (0.15) | 11,768.281 | 10.94 | 128,745 |
| Qualified XII (0.30) | 3,361.843 | 10.85 | 36,476 |
| Qualified XII (0.50) | 330.734 | 11.03 | 3,648 |
| Qualified XII (0.80) | 2,626.427 | 10.86 | 28,523 |
| Qualified XII (0.85) | 2,826.994 | 10.78 | 30,475 |
| Qualified XII (0.90) | 1,482.979 | 10.81 | 16,031 |
| Qualified XII (0.95) | 5,487.198 | 10.78 | 59,152 |
| Qualified XII (1.00) | 28,935.721 | 10.75 | 311,059 |
| Qualified XII (1.05) | 48,866.729 | 10.73 | 524,340 |
| Qualified XII (1.10) | 16,156.448 | 10.70 | 172,874 |
| Qualified XII (1.20) | 10,485.822 | 10.65 | 111,674 |
| Qualified XII (1.25) | 146,404.425 | 10.62 | 1,554,815 |
| Qualified XII (1.30) | 1,264.022 | 10.59 | 13,386 |
| Qualified XII (1.35) | 9,442.385 | 10.57 | 99,806 |
| Qualified XII (1.40) | 5,909.678 | 10.54 | 62,288 |
| Qualified XV | 500.657 | 10.65 | 5,332 |
| Qualified XVI | 5,812.270 | 10.35 | 60,157 |
| Qualified XVII | 3,321.735 | 10.49 | 34,845 |
| Qualified XVIII | 47,238.803 | 10.36 | 489,394 |
| Qualified XXI | 1,214.259 | 10.73 | 13,029 |
| Qualified XXV | 297.032 | 10.78 | 3,202 |
| Qualified XXVI | 1,931.373 | 10.71 | 20,685 |
| Qualified XXVII | 153,925.094 | 10.60 | 1,631,606 |
| Qualified XXXII | 9,518.164 | 10.02 | 95,372 |
| | 1,283,031.713 | | $ 13,498,657 |
| | | | |
| **ING GET Fund - Series I** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 376.540 | $ 10.23 | $ 3,852 |
| Qualified X (1.25) | 69,911.535 | 10.23 | 715,195 |
| Qualified XVIII | 2,524.242 | 10.23 | 25,823 |
| Qualified XXXII | 2,548.896 | 9.96 | 25,387 |
| | 75,361.213 | | $ 770,257 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series J** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 23,675.371 | $ 10.11 | $ 239,358 |
| Qualified XVIII | 6,626.410 | 10.11 | 66,993 |
| Qualified XXXII | 4,504.020 | 9.95 | 44,815 |
| | 34,805.801 | | $ 351,166 |
| | | | |
| **ING GET Fund - Series K** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 5,403.363 | $ 10.11 | $ 54,628 |
| Qualified XXVII | 122,897.966 | 10.32 | 1,268,307 |
| Qualified XXXII | 2,636.061 | 9.90 | 26,097 |
| | 130,937.390 | | $ 1,349,032 |
| | | | |
| **ING GET Fund - Series L** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 67,762.512 | $ 10.27 | $ 695,921 |
| | 67,762.512 | | $ 695,921 |
| | | | |
| **ING GET Fund - Series Q** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 364,133.775 | $ 10.57 | $ 3,848,894 |
| | 364,133.775 | | $ 3,848,894 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series S** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 834,098.680 | $ 10.61 | $ 8,849,787 |
| Qualified X (1.15) | 35,466.635 | 10.61 | 376,301 |
| Qualified X (1.25) | 158,296.324 | 10.61 | 1,679,524 |
| Qualified XII (0.15) | 5,819.560 | 10.89 | 63,375 |
| Qualified XII (0.50) | 78,122.426 | 10.88 | 849,972 |
| Qualified XII (0.80) | 5,126.204 | 10.80 | 55,363 |
| Qualified XII (0.85) | 7,952.734 | 10.79 | 85,810 |
| Qualified XII (0.85) | 8,175.903 | 10.79 | 88,218 |
| Qualified XII (0.95) | 11,736.245 | 10.76 | 126,282 |
| Qualified XII (1.00) | 49,275.512 | 10.74 | 529,219 |
| Qualified XII (1.05) | 290,384.716 | 10.73 | 3,115,828 |
| Qualified XII (1.10) | 65,559.944 | 10.71 | 702,147 |
| Qualified XII (1.20) | 8,208.520 | 10.68 | 87,667 |
| Qualified XII (1.25) | 326,573.571 | 10.67 | 3,484,540 |
| Qualified XII (1.30) | 380.113 | 10.66 | 4,052 |
| Qualified XII (1.35) | 8,832.707 | 10.64 | 93,980 |
| Qualified XII (1.40) | 34,019.567 | 10.63 | 361,628 |
| Qualified XII (1.50) | 526.981 | 10.60 | 5,586 |
| Qualified XII (1.55) | 615.392 | 10.59 | 6,517 |
| Qualified XII (1.65) | 127.746 | 10.56 | 1,349 |
| Qualified XV | 390.926 | 10.69 | 4,179 |
| Qualified XVI | 11,953.701 | 10.54 | 125,992 |
| Qualified XVII | 8,895.574 | 10.62 | 94,471 |
| Qualified XVIII | 15,651.978 | 10.62 | 166,224 |
| Qualified XXI | 174.371 | 10.73 | 1,871 |
| Qualified XXIV | 2,544.310 | 10.72 | 27,275 |
| Qualified XXV | 559.963 | 10.79 | 6,042 |
| Qualified XXVII | 276,332.303 | 10.68 | 2,951,229 |
| Qualified XXXII | 1,379.863 | 10.18 | 14,047 |
| | 2,247,182.469 | | $ 23,958,475 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced** | | | |
| Currently payable annuity contracts: | | | $   27,818,977 |
| Contracts in accumulation period: | | | |
| Qualified I | 29,769.099 | $      33.72 | 1,003,814 |
| Qualified V | 554.958 | 25.11 | 13,935 |
| Qualified VI | 11,915,420.991 | 25.44 | 303,128,310 |
| Qualified VII | 165,157.306 | 24.57 | 4,057,915 |
| Qualified VIII | 3,937.103 | 23.61 | 92,955 |
| Qualified IX | 1,699.264 | 24.46 | 41,564 |
| Qualified X (1.15) | 178,408.667 | 25.73 | 4,590,455 |
| Qualified X (1.25) | 2,436,695.794 | 25.44 | 61,989,541 |
| Qualified XII (0.00) | 81,056.849 | 11.68 | 946,744 |
| Qualified XII (0.05) | 108,461.752 | 26.59 | 2,883,998 |
| Qualified XII (0.25) | 1,049,384.036 | 13.28 | 13,935,820 |
| Qualified XII (0.30) | 389,944.487 | 13.24 | 5,162,865 |
| Qualified XII (0.40) | 174,003.388 | 18.89 | 3,286,924 |
| Qualified XII (0.45) | 113,110.297 | 13.11 | 1,482,876 |
| Qualified XII (0.55) | 166,906.451 | 13.02 | 2,173,122 |
| Qualified XII (0.60) | 839,644.453 | 12.98 | 10,898,585 |
| Qualified XII (0.65) | 82,473.030 | 12.94 | 1,067,201 |
| Qualified XII (0.70) | 958,541.350 | 12.89 | 12,355,598 |
| Qualified XII (0.75) | 822,427.082 | 12.85 | 10,568,188 |
| Qualified XII (0.80) | 2,530,872.202 | 13.67 | 34,597,023 |
| Qualified XII (0.85) | 1,211,756.213 | 18.43 | 22,332,667 |
| Qualified XII (0.90) | 30,371.439 | 13.34 | 405,155 |
| Qualified XII (0.95) | 349,405.364 | 18.27 | 6,383,636 |
| Qualified XII (1.00) | 3,044,880.209 | 18.19 | 55,386,371 |
| Qualified XII (1.05) | 219,419.602 | 18.11 | 3,973,689 |
| Qualified XII (1.10) | 266,424.015 | 18.03 | 4,803,625 |
| Qualified XII (1.15) | 156,015.655 | 17.95 | 2,800,481 |
| Qualified XII (1.20) | 34,210.403 | 17.88 | 611,682 |
| Qualified XII (1.25) | 97,061.348 | 17.80 | 1,727,692 |
| Qualified XII (1.30) | 2,785.497 | 17.72 | 49,359 |
| Qualified XII (1.35) | 4,330.538 | 17.65 | 76,434 |
| Qualified XII (1.40) | 27,060.387 | 17.57 | 475,451 |
| Qualified XII (1.45) | 1,709.028 | 17.50 | 29,908 |
| Qualified XII (1.50) | 2,449.139 | 17.42 | 42,664 |
| Qualified XV | 56,053.339 | 26.06 | 1,460,750 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced (continued)** | | | |
| Qualified XVI | 270,501.844 | $ 24.95 | $ 6,749,021 |
| Qualified XVII | 182,701.812 | 25.93 | 4,737,458 |
| Qualified XVIII | 290,470.228 | 25.93 | 7,531,893 |
| Qualified XIX | 13,512.282 | 34.36 | 464,282 |
| Qualified XX | 50,974.559 | 34.04 | 1,735,174 |
| Qualified XXI | 81,456.888 | 26.28 | 2,140,687 |
| Qualified XXIV | 329,121.202 | 18.30 | 6,022,918 |
| Qualified XXV | 198,331.357 | 26.15 | 5,186,365 |
| Qualified XXVI | 20,568.514 | 25.98 | 534,370 |
| Qualified XXVII | 1,212,176.007 | 33.76 | 40,923,062 |
| Qualified XXVIII | 126,464.171 | 33.66 | 4,256,784 |
| Qualified XXIX | 776.175 | 33.41 | 25,932 |
| Qualified XXX | 90,351.225 | 33.07 | 2,987,915 |
| Qualified XXXII | 497,214.570 | 11.05 | 5,494,221 |
| Qualified XXXIII (0.65) | 776.375 | 11.64 | 9,037 |
| Qualified XXXIV (0.60) | 53,349.923 | 12.98 | 692,482 |
| | 30,971,147.867 | | $ 692,147,575 |
| | | | |
| **ING VP Emerging Markets** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 716,974.433 | $ 10.13 | $ 7,262,951 |
| Qualified XXVIII | 321,431.089 | 10.10 | 3,246,454 |
| | 1,038,405.522 | | $ 10,509,405 |
| | | | |
| **ING VP Intermediate Bond** | | | |
| Currently payable annuity contracts: | | | $ 5,741,761 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,029.155 | $ 10.29 | 10,590 |
| ING MAP PLUS NP15 | 8,232.717 | 10.27 | 84,550 |
| ING MAP PLUS NP17 | 1,500.000 | 10.26 | 15,390 |
| ING MAP PLUS NP27 | 41.096 | 10.22 | 420 |
| ING MAP PLUS NP29 | 2,018.217 | 10.21 | 20,606 |
| ING MAP PLUS NP7 | 3,382.347 | 10.31 | 34,872 |
| Qualified I | 8,904.915 | 73.85 | 657,628 |
| Qualified V | 331.450 | 18.76 | 6,218 |
| Qualified VI | 8,524,984.533 | 18.75 | 159,843,460 |
| Qualified VII | 103,209.190 | 17.41 | 1,796,872 |
| Qualified VIII | 12,736.580 | 17.25 | 219,706 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond (continued)** | | | |
| Qualified IX | 644.710 | $ 17.96 | $ 11,579 |
| Qualified X (1.15) | 154,322.837 | 18.96 | 2,925,961 |
| Qualified X (1.25) | 1,303,622.986 | 18.75 | 24,442,931 |
| Qualified XII (0.00) | 83,757.412 | 12.21 | 1,022,678 |
| Qualified XII (0.05) | 43,381.317 | 19.59 | 849,840 |
| Qualified XII (0.25) | 351,224.343 | 14.83 | 5,208,657 |
| Qualified XII (0.30) | 201,253.518 | 14.78 | 2,974,527 |
| Qualified XII (0.45) | 172,293.921 | 14.64 | 2,522,383 |
| Qualified XII (0.55) | 80,640.027 | 14.54 | 1,172,506 |
| Qualified XII (0.60) | 389,306.142 | 14.49 | 5,641,046 |
| Qualified XII (0.65) | 139,709.412 | 14.45 | 2,018,801 |
| Qualified XII (0.70) | 536,524.722 | 14.40 | 7,725,956 |
| Qualified XII (0.75) | 563,725.296 | 14.35 | 8,089,458 |
| Qualified XII (0.80) | 1,137,508.270 | 14.51 | 16,505,245 |
| Qualified XII (0.85) | 1,003,279.379 | 16.44 | 16,493,913 |
| Qualified XII (0.90) | 35,058.350 | 14.43 | 505,892 |
| Qualified XII (0.95) | 526,518.895 | 16.30 | 8,582,258 |
| Qualified XII (1.00) | 2,467,063.894 | 16.23 | 40,040,447 |
| Qualified XII (1.05) | 259,919.740 | 16.16 | 4,200,303 |
| Qualified XII (1.10) | 147,950.590 | 16.09 | 2,380,525 |
| Qualified XII (1.15) | 65,146.005 | 16.02 | 1,043,639 |
| Qualified XII (1.20) | 48,087.712 | 15.95 | 766,999 |
| Qualified XII (1.25) | 63,862.909 | 15.88 | 1,014,143 |
| Qualified XII (1.30) | 8,586.401 | 15.81 | 135,751 |
| Qualified XII (1.35) | 11,955.273 | 15.74 | 188,176 |
| Qualified XII (1.40) | 36,295.086 | 15.67 | 568,744 |
| Qualified XII (1.45) | 5,026.457 | 15.61 | 78,463 |
| Qualified XII (1.50) | 8,668.919 | 15.54 | 134,715 |
| Qualified XV | 20,001.667 | 19.20 | 384,032 |
| Qualified XVI | 182,277.923 | 18.39 | 3,352,091 |
| Qualified XVII | 202,445.358 | 18.96 | 3,838,364 |
| Qualified XVIII | 331,474.420 | 18.96 | 6,284,755 |
| Qualified XIX | 2,028.246 | 74.70 | 151,510 |
| Qualified XX | 9,414.064 | 73.52 | 692,122 |
| Qualified XXI | 29,874.600 | 19.37 | 578,671 |
| Qualified XXIV | 178,080.883 | 16.32 | 2,906,280 |
| Qualified XXV | 93,173.586 | 19.27 | 1,795,455 |
| Qualified XXVI | 31,228.407 | 19.15 | 598,024 |
| Qualified XXVII | 623,552.661 | 73.47 | 45,812,414 |
| Qualified XXVIII | 167,294.675 | 73.24 | 12,252,662 |
| Qualified XXIX | 1,321.984 | 72.69 | 96,095 |
| Qualified XXX | 18,456.351 | 71.96 | 1,328,119 |
| Qualified XXXII | 135,976.323 | 10.39 | 1,412,794 |
| Qualified XXXIII (0.65) | 957.401 | 12.16 | 11,642 |
| Qualified XXXIV (0.60) | 39,466.252 | 14.49 | 571,866 |
| | 20,578,729.524 | | $ 407,744,505 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market** | | | |
| Currently payable annuity contracts: | | | $ 589,297 |
| Contracts in accumulation period: | | | |
| Qualified I | 4,406.374 | $ 48.79 | 214,987 |
| Qualified V | 5,685.965 | 13.68 | 77,784 |
| Qualified VI | 4,663,196.115 | 13.90 | 64,818,426 |
| Qualified VII | 140,462.338 | 13.86 | 1,946,808 |
| Qualified VIII | 3,497.459 | 13.38 | 46,796 |
| Qualified IX | 1,133.143 | 14.00 | 15,864 |
| Qualified X (1.15) | 122,425.818 | 14.06 | 1,721,307 |
| Qualified X (1.25) | 1,060,820.000 | 13.90 | 14,745,398 |
| Qualified XII (0.00) | 14,919.981 | 10.41 | 155,317 |
| Qualified XII (0.05) | 28,735.926 | 14.53 | 417,533 |
| Qualified XII (0.25) | 405,782.502 | 12.23 | 4,962,720 |
| Qualified XII (0.30) | 145,180.558 | 12.19 | 1,769,751 |
| Qualified XII (0.45) | 99,433.057 | 12.07 | 1,200,157 |
| Qualified XII (0.55) | 161,940.033 | 11.99 | 1,941,661 |
| Qualified XII (0.60) | 89,012.803 | 11.95 | 1,063,703 |
| Qualified XII (0.65) | 127,471.369 | 11.91 | 1,518,184 |
| Qualified XII (0.70) | 729,217.677 | 11.88 | 8,663,106 |
| Qualified XII (0.75) | 629,605.321 | 11.84 | 7,454,527 |
| Qualified XII (0.80) | 1,281,038.410 | 11.95 | 15,308,409 |
| Qualified XII (0.85) | 556,901.631 | 12.87 | 7,167,324 |
| Qualified XII (0.90) | 26,477.702 | 11.84 | 313,496 |
| Qualified XII (0.95) | 410,423.433 | 12.76 | 5,237,003 |
| Qualified XII (1.00) | 1,795,249.370 | 12.70 | 22,799,667 |
| Qualified XII (1.05) | 265,396.363 | 12.65 | 3,357,264 |
| Qualified XII (1.10) | 206,605.084 | 12.59 | 2,601,158 |
| Qualified XII (1.15) | 103,758.852 | 12.54 | 1,301,136 |
| Qualified XII (1.20) | 48,216.266 | 12.48 | 601,739 |
| Qualified XII (1.25) | 130,565.406 | 12.43 | 1,622,928 |
| Qualified XII (1.30) | 20,306.786 | 12.38 | 251,398 |
| Qualified XII (1.35) | 19,620.373 | 12.32 | 241,723 |
| Qualified XII (1.40) | 45,730.317 | 12.27 | 561,111 |
| Qualified XII (1.45) | 8,447.545 | 12.22 | 103,229 |
| Qualified XII (1.50) | 11,323.766 | 12.16 | 137,697 |
| Qualified XV | 5,127.669 | 14.24 | 73,018 |
| Qualified XVI | 114,605.499 | 13.64 | 1,563,219 |
| Qualified XVII | 206,474.892 | 13.90 | 2,870,001 |
| Qualified XVIII | 355,704.748 | 13.90 | 4,944,296 |
| Qualified XIX | 1,744.661 | 48.79 | 85,122 |
| Qualified XX | 17,746.931 | 47.90 | 850,078 |
| Qualified XXI | 32,436.978 | 14.36 | 465,795 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market (continued)** | | | |
| Qualified XXIV | 139,078.326 | $  12.78 | $    1,777,421 |
| Qualified XXV | 49,009.027 | 14.29 | 700,339 |
| Qualified XXVI | 39,609.719 | 14.20 | 562,458 |
| Qualified XXVII | 384,114.659 | 50.07 | 19,232,621 |
| Qualified XXVIII | 162,901.873 | 49.11 | 8,000,111 |
| Qualified XXIX | 1,059.750 | 47.90 | 50,762 |
| Qualified XXX | 5,702.721 | 47.41 | 270,366 |
| Qualified XXXII | 43,671.743 | 9.98 | 435,844 |
| Qualified XXXIII (0.65) | 1,243.726 | 10.36 | 12,885 |
| Qualified XXXIV (0.60) | 10,830.209 | 11.95 | 129,421 |
| | 14,934,050.874 | | $   216,952,365 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Natural Resources** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 13.242 | $ 19.03 | $ 252 |
| Qualified VI | 409,377.712 | 18.71 | 7,659,457 |
| Qualified VIII | 1,078.470 | 16.21 | 17,482 |
| Qualified XII (0.05) | 854.936 | 19.55 | 16,714 |
| Qualified XII (0.15) | 2,849.930 | 14.36 | 40,925 |
| Qualified XII (0.25) | 43,485.197 | 12.43 | 540,521 |
| Qualified XII (0.45) | 9,203.667 | 12.27 | 112,929 |
| Qualified XII (0.55) | 4,652.174 | 12.19 | 56,710 |
| Qualified XII (0.60) | 23,480.990 | 14.15 | 332,256 |
| Qualified XII (0.65) | 138.398 | 12.11 | 1,676 |
| Qualified XII (0.70) | 57,544.159 | 12.07 | 694,558 |
| Qualified XII (0.75) | 28,002.078 | 12.03 | 336,865 |
| Qualified XII (0.80) | 118,516.095 | 13.11 | 1,553,746 |
| Qualified XII (0.85) | 39,847.129 | 14.98 | 596,910 |
| Qualified XII (0.90) | 1,051.573 | 13.03 | 13,702 |
| Qualified XII (0.95) | 20,992.727 | 14.85 | 311,742 |
| Qualified XII (1.00) | 99,144.557 | 14.79 | 1,466,348 |
| Qualified XII (1.05) | 9,988.926 | 14.72 | 147,037 |
| Qualified XII (1.10) | 9,792.565 | 14.66 | 143,559 |
| Qualified XII (1.15) | 4,217.946 | 14.60 | 61,582 |
| Qualified XII (1.20) | 378.114 | 14.53 | 5,494 |
| Qualified XII (1.25) | 1,532.343 | 14.47 | 22,173 |
| Qualified XII (1.30) | 537.335 | 14.41 | 7,743 |
| Qualified XII (1.35) | 152.822 | 14.35 | 2,193 |
| Qualified XII (1.40) | 1,128.481 | 14.29 | 16,126 |
| Qualified XII (1.45) | 17.862 | 14.22 | 254 |
| Qualified XV | 5,379.437 | 19.16 | 103,070 |
| Qualified XVI | 6,012.861 | 18.35 | 110,336 |
| Qualified XVII | 1,132.710 | 18.71 | 21,193 |
| Qualified XXI | 1,589.654 | 19.33 | 30,728 |
| Qualified XXIV | 12,758.132 | 14.88 | 189,841 |
| Qualified XXV | 4,019.604 | 19.18 | 77,096 |
| Qualified XXVI | 617.325 | 18.99 | 11,723 |
| Qualified XXVII | 274,150.285 | 17.52 | 4,803,113 |
| Qualified XXVIII | 72,781.282 | 17.47 | 1,271,489 |
| Qualified XXXIV (0.60) | 847.915 | 14.15 | 11,998 |
| | 1,267,268.633 | | $ 20,789,541 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Julius Baer Foreign** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 76,582.192 | $ | 11.68 | $ | 894,480 |
| Qualified X (1.25) | 2,771.476 | | 12.13 | | 33,618 |
| Qualified XII (0.70) | 1,272.635 | | 11.73 | | 14,928 |
| Qualified XII (0.80) | 543.516 | | 11.72 | | 6,370 |
| Qualified XII (0.85) | 3,998.207 | | 11.71 | | 46,819 |
| Qualified XII (0.95) | 6,606.405 | | 11.71 | | 77,361 |
| Qualified XII (1.00) | 25,373.334 | | 11.70 | | 296,868 |
| Qualified XII (1.05) | 1,199.145 | | 11.70 | | 14,030 |
| Qualified XII (1.10) | 980.838 | | 11.69 | | 11,466 |
| Qualified XII (1.15) | 520.958 | | 11.69 | | 6,090 |
| Qualified XII (1.25) | 529.195 | | 11.68 | | 6,181 |
| Qualified XII (1.40) | 16.795 | | 11.67 | | 196 |
| Qualified XII (1.50) | 401.973 | | 11.66 | | 4,687 |
| Qualified XVI | 737.907 | | 11.66 | | 8,604 |
| Qualified XXIV | 512.714 | | 12.27 | | 6,291 |
| | 122,047.290 | | | $ | 1,427,989 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 45.572 | $ 10.84 | $ 494 |
| Qualified V | 230.259 | 12.36 | 2,846 |
| Qualified VI | 1,155,822.696 | 12.91 | 14,921,671 |
| Qualified X (1.25) | 6,617.834 | 10.99 | 72,730 |
| Qualified XII (0.55) | 16,879.925 | 13.30 | 224,503 |
| Qualified XII (0.60) | 11,788.036 | 13.29 | 156,663 |
| Qualified XII (0.65) | 4,965.060 | 13.28 | 65,936 |
| Qualified XII (0.70) | 30,503.542 | 13.27 | 404,782 |
| Qualified XII (0.75) | 6,295.928 | 13.26 | 83,484 |
| Qualified XII (0.80) | 130,323.432 | 13.23 | 1,724,179 |
| Qualified XII (0.85) | 24,847.728 | 13.20 | 327,990 |
| Qualified XII (0.90) | 1,006.894 | 13.20 | 13,291 |
| Qualified XII (0.95) | 72,199.469 | 13.18 | 951,589 |
| Qualified XII (1.00) | 570,444.799 | 13.17 | 7,512,758 |
| Qualified XII (1.05) | 19,754.408 | 13.16 | 259,968 |
| Qualified XII (1.10) | 61,817.871 | 13.15 | 812,905 |
| Qualified XII (1.15) | 17,416.439 | 13.14 | 228,852 |
| Qualified XII (1.20) | 2,098.934 | 13.13 | 27,559 |
| Qualified XII (1.25) | 31,170.960 | 13.12 | 408,963 |
| Qualified XII (1.30) | 1,367.506 | 13.11 | 17,928 |
| Qualified XII (1.35) | 778.550 | 13.10 | 10,199 |
| Qualified XII (1.40) | 13,580.596 | 13.09 | 177,770 |
| Qualified XII (1.45) | 1,515.749 | 13.08 | 19,826 |
| Qualified XII (1.50) | 1,031.752 | 13.07 | 13,485 |
| Qualified XV | 560.723 | 12.45 | 6,981 |
| Qualified XVI | 15,704.125 | 12.85 | 201,798 |
| Qualified XVII | 9,261.663 | 12.39 | 114,752 |
| Qualified XXI | 802.724 | 12.48 | 10,018 |
| Qualified XXIV | 16,526.543 | 12.47 | 206,086 |
| Qualified XXV | 8,552.922 | 12.49 | 106,826 |
| Qualified XXVI | 1,126.966 | 12.46 | 14,042 |
| Qualified XXXIV (0.60) | 1,393.830 | 13.29 | 18,524 |
| | 2,236,433.435 | | $ 29,119,398 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,790.553 | $ 11.22 | $ 20,090 |
| ING MAP PLUS NP29 | 10,077.987 | 11.13 | 112,168 |
| ING MAP PLUS NP30 | 122.013 | 11.13 | 1,358 |
| ING MAP PLUS NP9 | 1,884.149 | 11.23 | 21,159 |
| Qualified V | 4,057.184 | 13.78 | 55,908 |
| Qualified VI | 548,366.576 | 14.69 | 8,055,505 |
| Qualified VIII | 341.275 | 13.81 | 4,713 |
| Qualified X (1.25) | 2,212.875 | 11.34 | 25,094 |
| Qualified XII (0.55) | 6,154.808 | 14.87 | 91,522 |
| Qualified XII (0.60) | 3,666.420 | 14.86 | 54,483 |
| Qualified XII (0.65) | 5,454.680 | 14.85 | 81,002 |
| Qualified XII (0.70) | 28,421.631 | 14.84 | 421,777 |
| Qualified XII (0.75) | 5,925.759 | 14.83 | 87,879 |
| Qualified XII (0.80) | 34,585.125 | 14.79 | 511,514 |
| Qualified XII (0.85) | 49,270.664 | 14.76 | 727,235 |
| Qualified XII (0.90) | 733.852 | 14.77 | 10,839 |
| Qualified XII (0.95) | 47,173.202 | 14.74 | 695,333 |
| Qualified XII (1.00) | 1,217,761.643 | 14.73 | 17,937,629 |
| Qualified XII (1.05) | 12,972.691 | 14.72 | 190,958 |
| Qualified XII (1.10) | 14,048.504 | 14.70 | 206,513 |
| Qualified XII (1.15) | 8,439.074 | 14.69 | 123,970 |
| Qualified XII (1.20) | 370.504 | 14.68 | 5,439 |
| Qualified XII (1.25) | 5,534.220 | 14.67 | 81,187 |
| Qualified XII (1.35) | 78.088 | 14.65 | 1,144 |
| Qualified XII (1.40) | 5,057.582 | 14.64 | 74,043 |
| Qualified XII (1.45) | 23.992 | 14.63 | 351 |
| Qualified XII (1.50) | 206.224 | 14.62 | 3,015 |
| Qualified XV | 1,687.608 | 13.88 | 23,424 |
| Qualified XVI | 8,750.102 | 14.63 | 128,014 |
| Qualified XVII | 10,505.720 | 13.81 | 145,084 |
| Qualified XXI | 1,827.227 | 13.92 | 25,435 |
| Qualified XXIV | 2,485.827 | 13.90 | 34,553 |
| Qualified XXV | 8,540.703 | 13.93 | 118,972 |
| Qualified XXVI | 2,336.285 | 13.89 | 32,451 |
| Qualified XXXIV (0.60) | 883.378 | 14.86 | 13,127 |
| | 2,051,748.125 | | $ 30,122,888 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Aeltus Enhanced Index** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 97,566.115 | $ 8.47 | $ 826,385 |
| Qualified X (1.15) | 2,586.103 | 11.01 | 28,473 |
| Qualified X (1.25) | 5,884.372 | 10.43 | 61,374 |
| Qualified XII (0.60) | 1,766.359 | 8.65 | 15,279 |
| Qualified XII (0.65) | 585.399 | 8.63 | 5,052 |
| Qualified XII (0.70) | 197.680 | 8.62 | 1,704 |
| Qualified XII (0.75) | 19.047 | 8.61 | 164 |
| Qualified XII (0.80) | 13,763.679 | 8.59 | 118,230 |
| Qualified XII (0.85) | 892.658 | 8.58 | 7,659 |
| Qualified XII (0.90) | 34.889 | 8.57 | 299 |
| Qualified XII (0.95) | 5,687.251 | 8.55 | 48,626 |
| Qualified XII (1.00) | 31,147.658 | 8.54 | 266,001 |
| Qualified XII (1.05) | 3,990.973 | 8.53 | 34,043 |
| Qualified XII (1.10) | 5,466.628 | 8.51 | 46,521 |
| Qualified XII (1.15) | 80.942 | 8.50 | 688 |
| Qualified XII (1.20) | 884.335 | 8.49 | 7,508 |
| Qualified XII (1.25) | 1,349.823 | 8.47 | 11,433 |
| Qualified XII (1.30) | 269.977 | 8.46 | 2,284 |
| Qualified XII (1.35) | 2,380.474 | 8.45 | 20,115 |
| Qualified XII (1.40) | 876.038 | 8.43 | 7,385 |
| Qualified XII (1.50) | 91.558 | 8.41 | 770 |
| Qualified XVI | 347.562 | 8.41 | 2,923 |
| Qualified XVII | 793.034 | 8.47 | 6,717 |
| Qualified XXI | 12.107 | 8.59 | 104 |
| Qualified XXIV | 844.988 | 8.58 | 7,250 |
| Qualified XXV | 1,050.987 | 8.61 | 9,049 |
| | 178,570.636 | | $ 1,536,036 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Select** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 109,784.288 | $ 8.91 | $ 978,178 |
| Qualified X (1.15) | 2,227.537 | 9.95 | 22,164 |
| Qualified X (1.25) | 17,368.511 | 9.40 | 163,264 |
| Qualified XII (0.55) | 3,224.589 | 9.11 | 29,376 |
| Qualified XII (0.60) | 4,051.318 | 9.10 | 36,867 |
| Qualified XII (0.65) | 2,913.766 | 9.08 | 26,457 |
| Qualified XII (0.70) | 9,089.636 | 9.07 | 82,443 |
| Qualified XII (0.75) | 852.596 | 9.05 | 7,716 |
| Qualified XII (0.80) | 7,263.164 | 9.04 | 65,659 |
| Qualified XII (0.85) | 8,849.280 | 9.03 | 79,909 |
| Qualified XII (0.90) | 44.507 | 9.01 | 401 |
| Qualified XII (0.95) | 9,414.667 | 9.00 | 84,732 |
| Qualified XII (1.00) | 31,058.686 | 8.98 | 278,907 |
| Qualified XII (1.05) | 4,575.251 | 8.97 | 41,040 |
| Qualified XII (1.10) | 1,750.838 | 8.95 | 15,670 |
| Qualified XII (1.15) | 1,982.886 | 8.94 | 17,727 |
| Qualified XII (1.20) | 453.415 | 8.93 | 4,049 |
| Qualified XII (1.25) | 4,812.570 | 8.91 | 42,880 |
| Qualified XII (1.35) | 191.554 | 8.88 | 1,701 |
| Qualified XII (1.40) | 677.903 | 8.87 | 6,013 |
| Qualified XII (1.45) | 23.024 | 8.86 | 204 |
| Qualified XII (1.50) | 166.515 | 8.84 | 1,472 |
| Qualified XV | 786.778 | 9.00 | 7,081 |
| Qualified XVI | 2,689.140 | 8.84 | 23,772 |
| Qualified XXI | 2,195.244 | 9.04 | 19,845 |
| Qualified XXIV | 1,850.776 | 9.02 | 16,694 |
| Qualified XXV | 840.773 | 9.05 | 7,609 |
| Qualified XXVI | 108.658 | 9.01 | 979 |
| Qualified XXXIII (0.40) | 777.149 | 9.19 | 7,142 |
| Qualified XXXIV (0.60) | 22.198 | 9.10 | 202 |
| | 230,047.217 | | $ 2,070,153 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small Cap Value** | | | |
| Currently payable annuity contracts: | | | $ 41,331 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP29 | 4,406.100 | $ 11.64 | 51,287 |
| ING MAP PLUS NP9 | 4,741.397 | 11.74 | 55,664 |
| Qualified V | 5,191.085 | 12.90 | 66,965 |
| Qualified VI | 546,581.327 | 12.96 | 7,083,694 |
| Qualified X (1.15) | 20,704.696 | 12.99 | 268,954 |
| Qualified X (1.25) | 67,909.027 | 12.96 | 880,101 |
| Qualified XII (0.05) | 15,868.353 | 13.24 | 210,097 |
| Qualified XII (0.30) | 17,095.410 | 13.29 | 227,198 |
| Qualified XII (0.45) | 831.420 | 13.24 | 11,008 |
| Qualified XII (0.55) | 2,258.895 | 13.21 | 29,840 |
| Qualified XII (0.60) | 4,112.586 | 13.19 | 54,245 |
| Qualified XII (0.65) | 3,960.288 | 13.17 | 52,157 |
| Qualified XII (0.70) | 25,834.525 | 13.15 | 339,724 |
| Qualified XII (0.75) | 3,892.536 | 13.13 | 51,109 |
| Qualified XII (0.80) | 48,531.631 | 13.12 | 636,735 |
| Qualified XII (0.85) | 45,338.932 | 13.10 | 593,940 |
| Qualified XII (0.90) | 2,817.049 | 13.08 | 36,847 |
| Qualified XII (0.95) | 35,544.793 | 13.06 | 464,215 |
| Qualified XII (1.00) | 1,020,331.571 | 13.05 | 13,315,327 |
| Qualified XII (1.05) | 7,977.820 | 13.03 | 103,951 |
| Qualified XII (1.10) | 8,794.005 | 13.01 | 114,410 |
| Qualified XII (1.15) | 7,598.999 | 12.99 | 98,711 |
| Qualified XII (1.20) | 570.955 | 12.98 | 7,411 |
| Qualified XII (1.25) | 6,473.611 | 12.96 | 83,898 |
| Qualified XII (1.35) | 1,120.573 | 12.93 | 14,489 |
| Qualified XII (1.40) | 6,038.497 | 12.91 | 77,957 |
| Qualified XII (1.45) | 209.930 | 12.89 | 2,706 |
| Qualified XII (1.50) | 45.843 | 12.87 | 590 |
| Qualified XV | 615.544 | 13.06 | 8,039 |
| Qualified XVI | 14,510.334 | 12.87 | 186,748 |
| Qualified XVII | 4,014.892 | 12.96 | 52,033 |
| Qualified XVIII | 1,526.130 | 13.05 | 19,916 |
| Qualified XXI | 3,944.131 | 13.12 | 51,747 |
| Qualified XXIV | 10,577.634 | 13.10 | 138,567 |
| Qualified XXV | 7,022.696 | 13.13 | 92,208 |
| Qualified XXVI | 946.942 | 13.08 | 12,386 |
| Qualified XXXII | 681.693 | 12.29 | 8,378 |
| Qualified XXXIV (0.60) | 2,423.957 | 13.19 | 31,972 |
| | 1,961,045.807 | | $ 25,576,555 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth** | | | |
| Currently payable annuity contracts: | | | $      112,360 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,247.947 | $      12.18 | 15,200 |
| ING MAP PLUS NP29 | 3,653.179 | 12.11 | 44,240 |
| ING MAP PLUS NP30 | 19.835 | 12.10 | 240 |
| NYSUT 457 | 391,073.046 | 16.51 | 6,456,616 |
| Qualified V | 4,785.417 | 14.40 | 68,910 |
| Qualified VI | 1,308,858.535 | 14.47 | 18,939,183 |
| Qualified X (1.15) | 13,196.485 | 14.51 | 191,481 |
| Qualified X (1.25) | 94,897.167 | 14.47 | 1,373,162 |
| Qualified XII (0.05) | 19,456.157 | 14.78 | 287,562 |
| Qualified XII (0.30) | 16,321.361 | 14.84 | 242,209 |
| Qualified XII (0.45) | 8.187 | 14.78 | 121 |
| Qualified XII (0.55) | 5,640.095 | 14.74 | 83,135 |
| Qualified XII (0.60) | 16,443.682 | 14.72 | 242,051 |
| Qualified XII (0.65) | 17,254.354 | 14.70 | 253,639 |
| Qualified XII (0.70) | 20,156.130 | 14.68 | 295,892 |
| Qualified XII (0.75) | 11,692.701 | 14.66 | 171,415 |
| Qualified XII (0.80) | 379,717.008 | 14.64 | 5,559,057 |
| Qualified XII (0.85) | 36,449.727 | 14.62 | 532,895 |
| Qualified XII (0.90) | 3,585.890 | 14.60 | 52,354 |
| Qualified XII (0.95) | 56,330.384 | 14.58 | 821,297 |
| Qualified XII (1.00) | 1,200,899.657 | 14.56 | 17,485,099 |
| Qualified XII (1.05) | 12,763.549 | 14.54 | 185,582 |
| Qualified XII (1.10) | 15,391.942 | 14.52 | 223,491 |
| Qualified XII (1.15) | 16,630.531 | 14.51 | 241,309 |
| Qualified XII (1.20) | 1,809.455 | 14.49 | 26,219 |
| Qualified XII (1.25) | 15,183.552 | 14.47 | 219,706 |
| Qualified XII (1.30) | 1,536.817 | 14.45 | 22,207 |
| Qualified XII (1.35) | 6,600.000 | 14.43 | 95,238 |
| Qualified XII (1.40) | 4,658.987 | 14.41 | 67,136 |
| Qualified XII (1.45) | 1,716.539 | 14.39 | 24,701 |
| Qualified XII (1.50) | 1,075.018 | 14.37 | 15,448 |
| Qualified XV | 2,375.994 | 14.58 | 34,642 |
| Qualified XVI | 28,781.907 | 14.37 | 413,596 |
| Qualified XVII | 2,516.586 | 14.47 | 36,415 |
| Qualified XVIII | 723.352 | 14.56 | 10,532 |
| Qualified XXI | 15,657.855 | 14.64 | 229,231 |
| Qualified XXIV | 189,904.378 | 14.62 | 2,776,402 |
| Qualified XXV | 15,872.442 | 14.66 | 232,690 |
| Qualified XXVI | 8,430.548 | 14.60 | 123,086 |
| Qualified XXXII | 1,146.404 | 12.93 | 14,823 |
| Qualified XXXIII (0.40) | 3,429.986 | 14.84 | 50,901 |
| Qualified XXXIV (0.60) | 3,080.775 | 14.72 | 45,349 |
| | 3,950,973.561 | | $     58,316,822 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Goldman Sachs® Capital Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 47,392.891 | $        10.83 | $        513,265 |
| Qualified X (1.15) | 3,504.258 | 10.57 | 37,040 |
| Qualified X (1.25) | 16,860.542 | 9.96 | 167,931 |
| Qualified XII (0.60) | 5,979.294 | 11.06 | 66,131 |
| Qualified XII (0.65) | 1,440.671 | 11.04 | 15,905 |
| Qualified XII (0.70) | 10,311.978 | 11.02 | 113,638 |
| Qualified XII (0.75) | 502.272 | 11.00 | 5,525 |
| Qualified XII (0.80) | 9,063.785 | 10.99 | 99,611 |
| Qualified XII (0.85) | 4,079.945 | 10.97 | 44,757 |
| Qualified XII (0.90) | 3,065.479 | 10.95 | 33,567 |
| Qualified XII (0.95) | 2,307.686 | 10.93 | 25,223 |
| Qualified XII (1.00) | 13,111.996 | 10.92 | 143,183 |
| Qualified XII (1.05) | 473.395 | 10.90 | 5,160 |
| Qualified XII (1.10) | 4,113.419 | 10.88 | 44,754 |
| Qualified XII (1.15) | 517.939 | 10.87 | 5,630 |
| Qualified XII (1.20) | 61.475 | 10.85 | 667 |
| Qualified XII (1.25) | 1,405.540 | 10.83 | 15,222 |
| Qualified XII (1.35) | 746.945 | 10.80 | 8,067 |
| Qualified XII (1.40) | 840.353 | 10.78 | 9,059 |
| Qualified XII (1.45) | 735.966 | 10.76 | 7,919 |
| Qualified XII (1.50) | 774.418 | 10.75 | 8,325 |
| Qualified XV | 686.825 | 10.93 | 7,507 |
| Qualified XVI | 1,521.581 | 10.75 | 16,357 |
| Qualified XXI | 2,245.314 | 10.99 | 24,676 |
| Qualified XXIV | 2,791.515 | 10.96 | 30,595 |
| Qualified XXV | 3,494.000 | 11.00 | 38,434 |
| Qualified XXXIV (0.60) | 170.615 | 11.06 | 1,887 |
| | 138,200.097 | | $        1,490,035 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan International** | | | |
| Currently payable annuity contracts: | | | $ 168,658 |
| Contracts in accumulation period: | | | |
| Qualified V | 206.729 | $ 21.25 | 4,393 |
| Qualified VI | 1,943,759.127 | 21.75 | 42,276,761 |
| Qualified VIII | 15,393.282 | 18.31 | 281,851 |
| Qualified X (1.15) | 40,527.922 | 21.99 | 891,209 |
| Qualified X (1.25) | 249,911.632 | 21.75 | 5,435,578 |
| Qualified XII (0.05) | 30,799.516 | 22.73 | 700,073 |
| Qualified XII (0.15) | 26,559.929 | 11.33 | 300,924 |
| Qualified XII (0.25) | 265,488.800 | 11.34 | 3,010,643 |
| Qualified XII (0.30) | 173,693.186 | 11.30 | 1,962,733 |
| Qualified XII (0.45) | 52,044.057 | 11.19 | 582,373 |
| Qualified XII (0.55) | 45,278.328 | 11.12 | 503,495 |
| Qualified XII (0.60) | 219,100.986 | 11.16 | 2,445,167 |
| Qualified XII (0.65) | 16,469.293 | 11.04 | 181,821 |
| Qualified XII (0.70) | 307,015.531 | 11.01 | 3,380,241 |
| Qualified XII (0.75) | 257,685.779 | 10.97 | 2,826,813 |
| Qualified XII (0.80) | 364,379.514 | 12.35 | 4,500,087 |
| Qualified XII (0.85) | 448,991.842 | 15.20 | 6,824,676 |
| Qualified XII (0.90) | 15,140.049 | 12.26 | 185,617 |
| Qualified XII (0.95) | 160,284.727 | 15.06 | 2,413,888 |
| Qualified XII (1.00) | 1,046,819.133 | 15.00 | 15,702,287 |
| Qualified XII (1.05) | 94,588.152 | 14.94 | 1,413,147 |
| Qualified XII (1.10) | 39,743.309 | 14.87 | 590,983 |
| Qualified XII (1.15) | 38,421.337 | 14.81 | 569,020 |
| Qualified XII (1.20) | 8,361.262 | 14.74 | 123,245 |
| Qualified XII (1.25) | 14,206.676 | 14.68 | 208,554 |
| Qualified XII (1.30) | 476.197 | 14.62 | 6,962 |
| Qualified XII (1.35) | 2,111.409 | 14.55 | 30,721 |
| Qualified XII (1.40) | 7,761.353 | 14.49 | 112,462 |
| Qualified XII (1.45) | 1,183.992 | 14.43 | 17,085 |
| Qualified XII (1.50) | 3,060.890 | 14.37 | 43,985 |
| Qualified XV | 24,859.919 | 22.28 | 553,879 |
| Qualified XVI | 44,164.323 | 21.33 | 942,025 |
| Qualified XVII | 747.356 | 21.75 | 16,255 |
| Qualified XVIII | 5,214.713 | 21.75 | 113,420 |
| Qualified XXI | 25,220.294 | 22.47 | 566,700 |
| Qualified XXIV | 41,210.934 | 15.09 | 621,873 |
| Qualified XXV | 11,250.720 | 22.22 | 249,991 |
| Qualified XXVI | 1,545.220 | 22.07 | 34,103 |
| Qualified XXVII | 1,495,567.932 | 22.92 | 34,278,417 |
| Qualified XXVIII | 132,364.551 | 22.85 | 3,024,530 |
| Qualified XXXII | 32,166.586 | 12.36 | 397,579 |
| Qualified XXXIII (0.65) | 1,296.369 | 11.29 | 14,636 |
| Qualified XXXIV (0.60) | 3,836.111 | 11.16 | 42,811 |
| | 7,708,908.967 | | $ 138,551,671 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value** | | | |
| Currently payable annuity contracts: | | | $ 48,594 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 2,000.086 | $ 11.71 | 23,421 |
| Qualified VI | 500,885.022 | 14.02 | 7,022,408 |
| Qualified X (1.15) | 9,837.980 | 14.06 | 138,322 |
| Qualified X (1.25) | 103,004.850 | 14.02 | 1,444,128 |
| Qualified XII (0.05) | 17,020.796 | 14.33 | 243,908 |
| Qualified XII (0.45) | 3,407.606 | 14.33 | 48,831 |
| Qualified XII (0.55) | 706.858 | 14.29 | 10,101 |
| Qualified XII (0.60) | 6,377.856 | 14.27 | 91,012 |
| Qualified XII (0.65) | 2,589.824 | 14.25 | 36,905 |
| Qualified XII (0.70) | 38,818.552 | 14.23 | 552,388 |
| Qualified XII (0.75) | 7,011.049 | 14.21 | 99,627 |
| Qualified XII (0.80) | 8,974.419 | 14.19 | 127,347 |
| Qualified XII (0.85) | 35,354.161 | 14.18 | 501,322 |
| Qualified XII (0.90) | 1,650.918 | 14.16 | 23,377 |
| Qualified XII (0.95) | 34,195.615 | 14.14 | 483,526 |
| Qualified XII (1.00) | 157,368.413 | 14.12 | 2,222,042 |
| Qualified XII (1.05) | 15,657.589 | 14.10 | 220,772 |
| Qualified XII (1.10) | 6,863.210 | 14.08 | 96,634 |
| Qualified XII (1.15) | 2,497.155 | 14.06 | 35,110 |
| Qualified XII (1.20) | 346.439 | 14.04 | 4,864 |
| Qualified XII (1.25) | 6,702.211 | 14.02 | 93,965 |
| Qualified XII (1.35) | 4,854.038 | 13.99 | 67,908 |
| Qualified XII (1.40) | 2,995.776 | 13.97 | 41,851 |
| Qualified XII (1.45) | 117.420 | 13.95 | 1,638 |
| Qualified XII (1.50) | 1,296.913 | 13.93 | 18,066 |
| Qualified XV | 702.900 | 14.14 | 9,939 |
| Qualified XVI | 12,237.616 | 13.93 | 170,470 |
| Qualified XVII | 3,910.556 | 14.02 | 54,826 |
| Qualified XVIII | 291.360 | 14.12 | 4,114 |
| Qualified XXI | 2,887.738 | 14.19 | 40,977 |
| Qualified XXIV | 13,829.076 | 14.17 | 195,958 |
| Qualified XXV | 12,871.569 | 14.21 | 182,905 |
| Qualified XXVI | 2,285.452 | 14.16 | 32,362 |
| Qualified XXXII | 2,097.623 | 12.20 | 25,591 |
| Qualified XXXIV (0.60) | 782.972 | 14.27 | 11,173 |
| | 1,022,431.618 | | $ 14,426,382 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Capital Opportunities** | | | |
| Currently payable annuity contracts: | | | $        251,028 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,105.902 | $        23.55 | 26,044 |
| Qualified VI | 1,737,722.581 | 23.87 | 41,479,438 |
| Qualified VIII | 6,676.402 | 20.51 | 136,933 |
| Qualified X (1.15) | 8,988.517 | 10.45 | 93,930 |
| Qualified X (1.25) | 216,682.467 | 10.38 | 2,249,164 |
| Qualified XII (0.05) | 11,799.078 | 24.95 | 294,387 |
| Qualified XII (0.15) | 15,272.653 | 9.80 | 149,672 |
| Qualified XII (0.25) | 118,634.403 | 11.22 | 1,331,078 |
| Qualified XII (0.30) | 111,950.626 | 11.18 | 1,251,608 |
| Qualified XII (0.40) | 117,534.518 | 16.31 | 1,916,988 |
| Qualified XII (0.45) | 22,876.243 | 11.07 | 253,240 |
| Qualified XII (0.55) | 54,131.091 | 11.00 | 595,442 |
| Qualified XII (0.60) | 103,895.438 | 10.96 | 1,138,694 |
| Qualified XII (0.65) | 23,224.519 | 10.93 | 253,844 |
| Qualified XII (0.70) | 271,878.237 | 10.89 | 2,960,754 |
| Qualified XII (0.75) | 218,187.281 | 10.85 | 2,367,332 |
| Qualified XII (0.80) | 337,909.313 | 12.24 | 4,136,010 |
| Qualified XII (0.85) | 409,677.750 | 15.91 | 6,517,973 |
| Qualified XII (0.90) | 18,050.723 | 11.77 | 212,457 |
| Qualified XII (0.95) | 171,616.741 | 15.77 | 2,706,396 |
| Qualified XII (1.00) | 1,163,385.096 | 15.70 | 18,265,146 |
| Qualified XII (1.05) | 83,153.167 | 15.63 | 1,299,684 |
| Qualified XII (1.10) | 64,680.861 | 15.57 | 1,007,081 |
| Qualified XII (1.15) | 32,796.000 | 15.50 | 508,338 |
| Qualified XII (1.20) | 10,874.854 | 15.43 | 167,799 |
| Qualified XII (1.25) | 18,406.315 | 15.36 | 282,721 |
| Qualified XII (1.30) | 835.163 | 15.30 | 12,778 |
| Qualified XII (1.35) | 2,099.606 | 15.23 | 31,977 |
| Qualified XII (1.40) | 24,274.885 | 15.17 | 368,250 |
| Qualified XII (1.45) | 17.616 | 15.10 | 266 |
| Qualified XII (1.50) | 3,058.777 | 15.04 | 46,004 |
| Qualified XV | 18,922.731 | 24.46 | 462,850 |
| Qualified XVI | 32,748.526 | 23.41 | 766,643 |
| Qualified XVII | 4,325.011 | 23.87 | 103,238 |
| Qualified XVIII | 4,785.164 | 10.38 | 49,670 |
| Qualified XXI | 19,334.753 | 24.66 | 476,795 |
| Qualified XXIV | 48,729.620 | 15.80 | 769,928 |
| Qualified XXV | 20,235.029 | 24.38 | 493,330 |
| Qualified XXVI | 5,173.917 | 24.23 | 125,364 |
| Qualified XXVII | 1,485,047.476 | 29.32 | 43,541,592 |
| Qualified XXVIII | 145,586.042 | 29.23 | 4,255,480 |
| Qualified XXXII | 4,770.364 | 11.54 | 55,050 |
| Qualified XXXIV (0.60) | 15,720.438 | 10.96 | 172,296 |
| | 7,186,775.894 | | $   143,584,692 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING OpCap Balanced Value** | | | |
| Currently payable annuity contracts: | | | $ 217,678 |
| Contracts in accumulation period: | | | |
| Qualified VI | 709,971.778 | $ 13.50 | 9,584,619 |
| Qualified VIII | 891.704 | 13.50 | 12,038 |
| Qualified X (1.15) | 7,863.512 | 11.73 | 92,239 |
| Qualified X (1.25) | 130,940.856 | 11.21 | 1,467,847 |
| Qualified XII (0.55) | 835.724 | 13.80 | 11,533 |
| Qualified XII (0.60) | 5,634.180 | 13.78 | 77,639 |
| Qualified XII (0.65) | 3,882.049 | 13.76 | 53,417 |
| Qualified XII (0.70) | 24,630.713 | 13.74 | 338,426 |
| Qualified XII (0.75) | 9,328.446 | 13.71 | 127,893 |
| Qualified XII (0.80) | 63,324.690 | 13.69 | 866,915 |
| Qualified XII (0.85) | 41,647.257 | 13.67 | 569,318 |
| Qualified XII (0.90) | 850.476 | 13.65 | 11,609 |
| Qualified XII (0.95) | 46,041.966 | 13.63 | 627,552 |
| Qualified XII (1.00) | 329,038.868 | 13.61 | 4,478,219 |
| Qualified XII (1.05) | 8,685.946 | 13.59 | 118,042 |
| Qualified XII (1.10) | 15,796.460 | 13.56 | 214,200 |
| Qualified XII (1.15) | 4,088.922 | 13.54 | 55,364 |
| Qualified XII (1.20) | 1,498.743 | 13.52 | 20,263 |
| Qualified XII (1.25) | 11,023.704 | 13.50 | 148,820 |
| Qualified XII (1.30) | 643.249 | 13.48 | 8,671 |
| Qualified XII (1.35) | 284.621 | 13.46 | 3,831 |
| Qualified XII (1.40) | 2,355.060 | 13.44 | 31,652 |
| Qualified XII (1.45) | 41.729 | 13.42 | 560 |
| Qualified XII (1.50) | 455.265 | 13.39 | 6,096 |
| Qualified XV | 680.044 | 13.63 | 9,269 |
| Qualified XVI | 15,377.969 | 13.39 | 205,911 |
| Qualified XVII | 5,203.778 | 13.50 | 70,251 |
| Qualified XVIII | 5,824.214 | 11.77 | 68,551 |
| Qualified XXI | 2,426.515 | 13.69 | 33,219 |
| Qualified XXIV | 8,655.962 | 13.67 | 118,327 |
| Qualified XXV | 54,209.701 | 13.71 | 743,215 |
| Qualified XXVI | 2,619.341 | 13.65 | 35,754 |
| Qualified XXXII | 2,714.960 | 11.23 | 30,489 |
| Qualified XXXIV (0.60) | 1,056.314 | 13.78 | 14,556 |
| | 1,518,524.716 | | $ 20,473,983 |

157

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global** | | | |
| Currently payable annuity contracts: | | | $ 19,957 |
| Contracts in accumulation period: | | | |
| Qualified VI | 80,311.545 | $ 12.30 | 987,832 |
| Qualified X (1.15) | 2,557.421 | 12.33 | 31,533 |
| Qualified X (1.25) | 37,841.707 | 12.30 | 465,453 |
| Qualified XII (0.60) | 1,416.773 | 12.52 | 17,738 |
| Qualified XII (0.65) | 841.520 | 12.50 | 10,519 |
| Qualified XII (0.70) | 2,317.869 | 12.48 | 28,927 |
| Qualified XII (0.75) | 718.043 | 12.47 | 8,954 |
| Qualified XII (0.80) | 677.751 | 12.45 | 8,438 |
| Qualified XII (0.85) | 8,403.379 | 12.43 | 104,454 |
| Qualified XII (0.90) | 30.757 | 12.42 | 382 |
| Qualified XII (0.95) | 6,815.403 | 12.40 | 84,511 |
| Qualified XII (1.00) | 14,174.556 | 12.38 | 175,481 |
| Qualified XII (1.05) | 1,822.069 | 12.37 | 22,539 |
| Qualified XII (1.10) | 3,156.356 | 12.35 | 38,981 |
| Qualified XII (1.15) | 742.903 | 12.33 | 9,160 |
| Qualified XII (1.20) | 529.302 | 12.32 | 6,521 |
| Qualified XII (1.25) | 3,837.805 | 12.30 | 47,205 |
| Qualified XII (1.35) | 73.838 | 12.27 | 906 |
| Qualified XII (1.40) | 252.980 | 12.25 | 3,099 |
| Qualified XII (1.45) | 197.056 | 12.23 | 2,410 |
| Qualified XII (1.50) | 498.936 | 12.22 | 6,097 |
| Qualified XV | 776.452 | 12.40 | 9,628 |
| Qualified XVI | 2,533.061 | 12.22 | 30,954 |
| Qualified XVII | 1,804.390 | 12.30 | 22,194 |
| Qualified XXI | 1,874.458 | 12.45 | 23,337 |
| Qualified XXIV | 6,454.224 | 12.43 | 80,226 |
| Qualified XXV | 1,332.638 | 12.47 | 16,618 |
| Qualified XXVI | 11.514 | 12.42 | 143 |
| Qualified XXXIV (0.60) | 10.543 | 12.52 | 132 |
| | 182,015.249 | | $ 2,264,329 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return** | | | |
| Currently payable annuity contracts: | | | $        155,772 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 10,556.214 | $       10.30 | 108,729 |
| ING MAP PLUS NP11 | 6,879.224 | 10.30 | 70,856 |
| ING MAP PLUS NP14 | 18.677 | 10.28 | 192 |
| ING MAP PLUS NP15 | 11,972.665 | 10.28 | 123,079 |
| ING MAP PLUS NP16 | 1,268.482 | 10.28 | 13,040 |
| ING MAP PLUS NP22 | 9,380.585 | 10.25 | 96,151 |
| ING MAP PLUS NP26 | 89.248 | 10.23 | 913 |
| ING MAP PLUS NP29 | 8,365.069 | 10.22 | 85,491 |
| ING MAP PLUS NP30 | 193.634 | 10.21 | 1,977 |
| ING MAP PLUS NP9 | 19,012.028 | 10.31 | 196,014 |
| NYSUT 457 | 542,483.476 | 10.47 | 5,679,802 |
| Qualified VI | 1,556,975.771 | 11.35 | 17,671,675 |
| Qualified VIII | 551.675 | 11.34 | 6,256 |
| Qualified X (1.15) | 1,309.226 | 11.38 | 14,899 |
| Qualified X (1.25) | 166,329.956 | 11.35 | 1,887,845 |
| Qualified XII (0.45) | 18,867.472 | 11.59 | 218,674 |
| Qualified XII (0.55) | 13,155.104 | 11.56 | 152,073 |
| Qualified XII (0.60) | 32,492.987 | 11.55 | 375,294 |
| Qualified XII (0.65) | 51,418.820 | 11.53 | 592,859 |
| Qualified XII (0.70) | 82,791.052 | 11.51 | 952,925 |
| Qualified XII (0.75) | 65,092.000 | 11.50 | 748,558 |
| Qualified XII (0.80) | 98,497.125 | 11.48 | 1,130,747 |
| Qualified XII (0.85) | 84,251.002 | 11.47 | 966,359 |
| Qualified XII (0.90) | 28,670.743 | 11.45 | 328,280 |
| Qualified XII (0.95) | 222,087.063 | 11.44 | 2,540,676 |
| Qualified XII (1.00) | 396,237.040 | 11.42 | 4,525,027 |
| Qualified XII (1.05) | 76,586.679 | 11.41 | 873,854 |
| Qualified XII (1.10) | 79,788.147 | 11.39 | 908,787 |
| Qualified XII (1.15) | 25,944.728 | 11.38 | 295,251 |
| Qualified XII (1.20) | 2,786.004 | 11.36 | 31,649 |
| Qualified XII (1.25) | 35,512.952 | 11.35 | 403,072 |
| Qualified XII (1.30) | 7,999.205 | 11.33 | 90,631 |
| Qualified XII (1.35) | 8,418.110 | 11.32 | 95,293 |
| Qualified XII (1.40) | 21,364.602 | 11.30 | 241,420 |
| Qualified XII (1.45) | 637.378 | 11.29 | 7,196 |
| Qualified XII (1.50) | 10,279.060 | 11.27 | 115,845 |
| Qualified XV | 2,390.385 | 11.44 | 27,346 |
| Qualified XVI | 30,622.715 | 11.27 | 345,118 |
| Qualified XVII | 2,754.890 | 11.35 | 31,268 |
| Qualified XVIII | 485.639 | 11.42 | 5,546 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return (continued)** | | | |
| Qualified XXI | 8,165.766 | $ 11.48 | $ 93,743 |
| Qualified XXIV | 32,633.158 | 11.46 | 373,976 |
| Qualified XXV | 13,375.739 | 11.50 | 153,821 |
| Qualified XXVI | 8,977.380 | 11.45 | 102,791 |
| Qualified XXVIII | 59,773.468 | 11.42 | 682,613 |
| Qualified XXXII | 2,093.217 | 10.32 | 21,602 |
| Qualified XXXIII (0.40) | 5,432.388 | 11.64 | 63,233 |
| Qualified XXXIV (0.60) | 7,225.282 | 11.55 | 83,452 |
| | 3,872,193.230 | | $ 43,691,670 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 75,936 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,747.353 | $ 13.79 | 24,096 |
| Qualified VI | 6,351,424.750 | 13.98 | 88,792,918 |
| Qualified VIII | 9,713.183 | 14.64 | 142,201 |
| Qualified X (1.15) | 77,555.092 | 14.14 | 1,096,629 |
| Qualified X (1.25) | 783,198.999 | 13.98 | 10,949,122 |
| Qualified XII (0.05) | 108,486.311 | 14.61 | 1,584,985 |
| Qualified XII (0.15) | 96,866.023 | 9.83 | 952,193 |
| Qualified XII (0.25) | 532,751.929 | 8.55 | 4,555,029 |
| Qualified XII (0.30) | 316,413.482 | 8.53 | 2,699,007 |
| Qualified XII (0.40) | 325,708.749 | 9.83 | 3,201,717 |
| Qualified XII (0.45) | 89,165.403 | 8.44 | 752,556 |
| Qualified XII (0.55) | 75,108.343 | 8.39 | 630,159 |
| Qualified XII (0.60) | 409,066.873 | 9.69 | 3,963,858 |
| Qualified XII (0.65) | 49,434.574 | 8.33 | 411,790 |
| Qualified XII (0.70) | 704,952.892 | 8.30 | 5,851,109 |
| Qualified XII (0.75) | 682,535.387 | 8.28 | 5,651,393 |
| Qualified XII (0.80) | 1,411,026.516 | 8.90 | 12,558,136 |
| Qualified XII (0.85) | 913,925.756 | 9.59 | 8,764,548 |
| Qualified XII (0.90) | 56,375.467 | 8.56 | 482,574 |
| Qualified XII (0.95) | 498,957.518 | 9.51 | 4,745,086 |
| Qualified XII (1.00) | 2,680,860.148 | 9.46 | 25,360,937 |
| Qualified XII (1.05) | 322,443.843 | 9.42 | 3,037,421 |
| Qualified XII (1.10) | 113,872.601 | 9.38 | 1,068,125 |
| Qualified XII (1.15) | 96,078.052 | 9.34 | 897,369 |
| Qualified XII (1.20) | 21,375.806 | 9.30 | 198,795 |
| Qualified XII (1.25) | 75,333.477 | 9.26 | 697,588 |
| Qualified XII (1.30) | 4,454.989 | 9.22 | 41,075 |
| Qualified XII (1.35) | 3,826.689 | 9.18 | 35,129 |
| Qualified XII (1.40) | 28,924.617 | 9.14 | 264,371 |
| Qualified XII (1.45) | 1,027.913 | 9.10 | 9,354 |
| Qualified XII (1.50) | 13,214.128 | 9.06 | 119,720 |
| Qualified XV | 18,930.726 | 14.32 | 271,088 |
| Qualified XVI | 121,537.126 | 13.71 | 1,666,274 |
| Qualified XVII | 8,385.408 | 13.98 | 117,228 |
| Qualified XVIII | 12,916.953 | 13.98 | 180,579 |
| Qualified XXI | 111,022.853 | 14.44 | 1,603,170 |
| Qualified XXII | 235.391 | 14.58 | 3,432 |
| Qualified XXIV | 217,272.164 | 9.52 | 2,068,431 |
| Qualified XXV | 91,393.487 | 14.28 | 1,305,099 |
| Qualified XXVI | 17,716.420 | 14.19 | 251,396 |
| Qualified XXVII | 1,787,806.040 | 14.24 | 25,458,358 |
| Qualified XXVIII | 347,655.282 | 14.20 | 4,936,705 |
| Qualified XXXII | 27,508.071 | 11.40 | 313,592 |
| Qualified XXXIV (0.60) | 58,049.433 | 9.69 | 562,499 |
| | 19,676,256.217 | | $ 228,352,777 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth -Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,589.050 | $ 10.32 | $ 16,399 |
| | 1,589.050 | | $ 16,399 |
| | | | |
| **ING Salomon Brothers Fundamental Value** | | | |
| Currently payable annuity contracts: | | | $ 55,048 |
| Contracts in accumulation period: | | | |
| Qualified VI | 306,680.000 | $ 17.70 | 5,428,236 |
| Qualified X (1.15) | 13,555.993 | 11.43 | 154,945 |
| Qualified X (1.25) | 47,082.464 | 11.12 | 523,557 |
| Qualified XII (0.55) | 1,372.099 | 18.10 | 24,835 |
| Qualified XII (0.60) | 2,690.482 | 18.07 | 48,617 |
| Qualified XII (0.65) | 1,791.519 | 18.04 | 32,319 |
| Qualified XII (0.70) | 7,819.378 | 18.01 | 140,827 |
| Qualified XII (0.75) | 2,785.595 | 17.98 | 50,085 |
| Qualified XII (0.80) | 45,977.381 | 17.95 | 825,294 |
| Qualified XII (0.85) | 9,257.278 | 17.93 | 165,983 |
| Qualified XII (0.90) | 411.173 | 17.90 | 7,360 |
| Qualified XII (0.95) | 19,332.513 | 17.87 | 345,472 |
| Qualified XII (1.00) | 92,648.262 | 17.84 | 1,652,845 |
| Qualified XII (1.05) | 5,108.984 | 17.81 | 90,991 |
| Qualified XII (1.10) | 4,387.296 | 17.79 | 78,050 |
| Qualified XII (1.15) | 4,549.437 | 17.76 | 80,798 |
| Qualified XII (1.20) | 607.276 | 17.73 | 10,767 |
| Qualified XII (1.25) | 4,881.752 | 17.70 | 86,407 |
| Qualified XII (1.30) | 411.602 | 17.67 | 7,273 |
| Qualified XII (1.35) | 113.825 | 17.65 | 2,009 |
| Qualified XII (1.40) | 1,012.259 | 17.62 | 17,836 |
| Qualified XII (1.45) | 12.621 | 17.59 | 222 |
| Qualified XII (1.50) | 450.570 | 17.56 | 7,912 |
| Qualified XV | 485.618 | 17.87 | 8,678 |
| Qualified XVI | 4,496.128 | 17.56 | 78,952 |
| Qualified XVII | 2,518.475 | 17.70 | 44,577 |
| Qualified XVIII | 786.312 | 11.47 | 9,019 |
| Qualified XXI | 1,151.699 | 17.95 | 20,673 |
| Qualified XXIV | 10,106.473 | 17.92 | 181,108 |
| Qualified XXV | 6,699.777 | 17.98 | 120,462 |
| Qualified XXVI | 3,101.062 | 17.90 | 55,509 |
| Qualified XXXIV (0.60) | 112.673 | 18.07 | 2,036 |
| | 602,397.976 | | $ 10,358,702 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Salomon Brothers Investors Value** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 205,506.869 | $ 13.83 | $ 2,842,160 |
| Qualified X (1.15) | 10,591.855 | 11.05 | 117,040 |
| Qualified X (1.25) | 45,542.830 | 10.74 | 489,130 |
| Qualified XII (0.55) | 2,305.516 | 14.14 | 32,600 |
| Qualified XII (0.60) | 5,856.303 | 14.12 | 82,691 |
| Qualified XII (0.65) | 3,123.901 | 14.10 | 44,047 |
| Qualified XII (0.70) | 1,362.331 | 14.07 | 19,168 |
| Qualified XII (0.75) | 6,564.199 | 14.05 | 92,227 |
| Qualified XII (0.80) | 6,339.273 | 14.03 | 88,940 |
| Qualified XII (0.85) | 3,688.294 | 14.01 | 51,673 |
| Qualified XII (0.90) | 1,639.886 | 13.99 | 22,942 |
| Qualified XII (0.95) | 16,981.877 | 13.96 | 237,067 |
| Qualified XII (1.00) | 75,959.326 | 13.94 | 1,058,873 |
| Qualified XII (1.05) | 4,342.026 | 13.92 | 60,441 |
| Qualified XII (1.10) | 8,955.468 | 13.90 | 124,481 |
| Qualified XII (1.15) | 683.718 | 13.88 | 9,490 |
| Qualified XII (1.20) | 716.751 | 13.85 | 9,927 |
| Qualified XII (1.25) | 4,607.013 | 13.83 | 63,715 |
| Qualified XII (1.30) | 123.461 | 13.81 | 1,705 |
| Qualified XII (1.35) | 287.455 | 13.79 | 3,964 |
| Qualified XII (1.40) | 1,394.989 | 13.77 | 19,209 |
| Qualified XII (1.45) | 13.891 | 13.75 | 191 |
| Qualified XII (1.50) | 79.956 | 13.72 | 1,097 |
| Qualified XV | 1,620.702 | 13.96 | 22,625 |
| Qualified XVI | 3,172.376 | 13.72 | 43,525 |
| Qualified XVIII | 630.090 | 11.10 | 6,994 |
| Qualified XXI | 397.933 | 14.03 | 5,583 |
| Qualified XXIV | 6,090.214 | 14.00 | 85,263 |
| Qualified XXV | 2,086.335 | 14.05 | 29,313 |
| Qualified XXVI | 6,161.902 | 13.99 | 86,205 |
| Qualified XXXIV (0.60) | 551.487 | 14.12 | 7,787 |
| | 427,378.227 | | $ 5,760,073 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth - Service Class** | | | |
| Currently payable annuity contracts: | | | $ 8,851 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,116.908 | $ 10.35 | 21,910 |
| ING MAP PLUS NP26 | 18.306 | 10.27 | 188 |
| Qualified V | 89.528 | 7.64 | 684 |
| Qualified VI | 677,904.296 | 7.68 | 5,206,305 |
| Qualified VIII | 676.693 | 7.68 | 5,197 |
| Qualified X (1.15) | 10,833.570 | 11.23 | 121,661 |
| Qualified X (1.25) | 69,085.154 | 10.98 | 758,555 |
| Qualified XII (0.45) | 1,681.599 | 7.88 | 13,251 |
| Qualified XII (0.55) | 2,690.064 | 7.85 | 21,117 |
| Qualified XII (0.60) | 11,130.229 | 7.84 | 87,261 |
| Qualified XII (0.65) | 25,815.198 | 7.83 | 202,133 |
| Qualified XII (0.70) | 31,561.892 | 7.82 | 246,814 |
| Qualified XII (0.75) | 53,499.231 | 7.80 | 417,294 |
| Qualified XII (0.80) | 16,533.248 | 7.79 | 128,794 |
| Qualified XII (0.85) | 13,063.625 | 7.78 | 101,635 |
| Qualified XII (0.90) | 3,675.675 | 7.77 | 28,560 |
| Qualified XII (0.95) | 40,373.935 | 7.75 | 312,898 |
| Qualified XII (1.00) | 149,479.974 | 7.74 | 1,156,975 |
| Qualified XII (1.05) | 9,273.997 | 7.73 | 71,688 |
| Qualified XII (1.10) | 7,459.715 | 7.72 | 57,589 |
| Qualified XII (1.15) | 3,261.479 | 7.71 | 25,146 |
| Qualified XII (1.20) | 1,319.895 | 7.69 | 10,150 |
| Qualified XII (1.25) | 8,184.766 | 7.68 | 62,859 |
| Qualified XII (1.30) | 39.243 | 7.67 | 301 |
| Qualified XII (1.35) | 774.543 | 7.66 | 5,933 |
| Qualified XII (1.40) | 3,195.033 | 7.65 | 24,442 |
| Qualified XII (1.45) | 1,173.001 | 7.63 | 8,950 |
| Qualified XII (1.50) | 412.598 | 7.62 | 3,144 |
| Qualified XV | 1,757.807 | 7.75 | 13,623 |
| Qualified XVI | 11,544.619 | 7.62 | 87,970 |
| Qualified XVIII | 715.084 | 11.27 | 8,059 |
| Qualified XXI | 5,289.345 | 7.79 | 41,204 |
| Qualified XXIV | 17,675.579 | 7.78 | 137,516 |
| Qualified XXV | 17,455.769 | 7.80 | 136,155 |
| Qualified XXVI | 4,389.833 | 7.77 | 34,109 |
| Qualified XXXII | 1,656.069 | 11.04 | 18,283 |
| Qualified XXXIV (0.60) | 860.842 | 7.84 | 6,749 |
| | 1,206,668.342 | | $ 9,593,953 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Initial Class** | | | |
| Currently payable annuity contracts: | | | $ 621,714 |
| Contracts in accumulation period: | | | |
| Qualified V | 5,468.890 | $ 20.54 | 112,331 |
| Qualified VI | 5,111,066.504 | 20.42 | 104,367,978 |
| Qualified VIII | 3,943.954 | 20.84 | 82,192 |
| Qualified X (1.15) | 45,231.948 | 23.10 | 1,044,858 |
| Qualified X (1.25) | 526,773.077 | 22.88 | 12,052,568 |
| Qualified XII (0.05) | 27,427.026 | 21.35 | 585,567 |
| Qualified XII (0.15) | 35,842.115 | 11.35 | 406,808 |
| Qualified XII (0.25) | 355,182.691 | 13.23 | 4,699,067 |
| Qualified XII (0.30) | 113,710.614 | 13.19 | 1,499,843 |
| Qualified XII (0.40) | 182,857.136 | 19.97 | 3,651,657 |
| Qualified XII (0.45) | 90,992.644 | 13.05 | 1,187,454 |
| Qualified XII (0.55) | 61,267.386 | 12.97 | 794,638 |
| Qualified XII (0.60) | 329,385.460 | 12.93 | 4,258,954 |
| Qualified XII (0.65) | 73,937.655 | 12.88 | 952,317 |
| Qualified XII (0.70) | 432,104.673 | 12.84 | 5,548,224 |
| Qualified XII (0.75) | 504,970.312 | 12.80 | 6,463,620 |
| Qualified XII (0.80) | 910,197.082 | 14.05 | 12,788,269 |
| Qualified XII (0.85) | 452,366.017 | 19.48 | 8,812,090 |
| Qualified XII (0.90) | 35,900.369 | 13.55 | 486,450 |
| Qualified XII (0.95) | 366,062.558 | 19.31 | 7,068,668 |
| Qualified XII (1.00) | 1,814,592.616 | 19.23 | 34,894,616 |
| Qualified XII (1.05) | 141,510.345 | 19.14 | 2,708,508 |
| Qualified XII (1.10) | 103,950.682 | 19.06 | 1,981,300 |
| Qualified XII (1.15) | 63,611.855 | 18.98 | 1,207,353 |
| Qualified XII (1.20) | 12,188.889 | 18.90 | 230,370 |
| Qualified XII (1.25) | 43,781.393 | 18.81 | 823,528 |
| Qualified XII (1.30) | 3,744.581 | 18.73 | 70,136 |
| Qualified XII (1.35) | 5,536.944 | 18.65 | 103,264 |
| Qualified XII (1.40) | 22,725.471 | 18.57 | 422,012 |
| Qualified XII (1.45) | 1,364.413 | 18.49 | 25,228 |
| Qualified XII (1.50) | 2,874.416 | 18.41 | 52,918 |
| Qualified XV | 13,139.293 | 20.92 | 274,874 |
| Qualified XVI | 113,758.462 | 20.03 | 2,278,582 |
| Qualified XVII | 18,169.001 | 20.42 | 371,011 |
| Qualified XVIII | 17,546.416 | 22.88 | 401,462 |
| Qualified XXI | 50,275.213 | 21.10 | 1,060,807 |
| Qualified XXII | 51.361 | 21.30 | 1,094 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XXIV | 113,343.071 | $ 19.34 | $ 2,192,055 |
| Qualified XXV | 51,058.964 | 20.86 | 1,065,090 |
| Qualified XXVI | 27,980.849 | 20.73 | 580,043 |
| Qualified XXVII | 1,771,555.859 | 23.81 | 42,180,745 |
| Qualified XXVIII | 836,544.121 | 23.73 | 19,851,192 |
| Qualified XXXI | 1,660.979 | 14.30 | 23,752 |
| Qualified XXXII | 22,446.365 | 11.28 | 253,195 |
| Qualified XXXIII (0.65) | 14,099.912 | 11.31 | 159,470 |
| Qualified XXXIV (0.60) | 53,153.983 | 12.93 | 687,281 |
| | 14,985,353.565 | | $ 291,385,153 |
| | | | |
| **ING T. Rowe Price Growth Equity - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,199.719 | $ 10.70 | $ 12,837 |
| ING MAP PLUS NP23 | 1,126.642 | 10.66 | 12,010 |
| ING MAP PLUS NP26 | 10.329 | 10.65 | 110 |
| ING MAP PLUS NP27 | 38.064 | 10.64 | 405 |
| ING MAP PLUS NP9 | 17,524.604 | 10.73 | 188,039 |
| Qualified XII (1.00) | 471.957 | 12.16 | 5,739 |
| | 20,371.315 | | $ 219,140 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity** | | | |
| Currently payable annuity contracts: | | | $ 556,022 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,580.312 | $ 15.39 | 24,321 |
| Qualified VI | 4,099,188.783 | 15.69 | 64,316,272 |
| Qualified VII | 72,406.777 | 13.28 | 961,562 |
| Qualified VIII | 9,927.362 | 13.23 | 131,339 |
| Qualified IX | 2,814.803 | 13.24 | 37,268 |
| Qualified X (1.15) | 17,360.051 | 15.87 | 275,504 |
| Qualified X (1.25) | 435,084.640 | 15.69 | 6,826,478 |
| Qualified XII (0.05) | 24,235.610 | 16.40 | 397,464 |
| Qualified XII (0.15) | 69,111.920 | 10.57 | 730,513 |
| Qualified XII (0.25) | 316,547.768 | 10.53 | 3,333,248 |
| Qualified XII (0.30) | 140,200.476 | 10.50 | 1,472,105 |
| Qualified XII (0.40) | 82,379.504 | 10.49 | 864,161 |
| Qualified XII (0.45) | 45,064.292 | 10.39 | 468,218 |
| Qualified XII (0.55) | 39,465.053 | 10.33 | 407,674 |
| Qualified XII (0.60) | 178,525.265 | 10.41 | 1,858,448 |
| Qualified XII (0.65) | 73,274.074 | 10.26 | 751,792 |
| Qualified XII (0.70) | 207,964.090 | 10.22 | 2,125,393 |
| Qualified XII (0.75) | 230,728.263 | 10.19 | 2,351,121 |
| Qualified XII (0.80) | 393,586.121 | 11.24 | 4,423,908 |
| Qualified XII (0.85) | 603,217.106 | 10.23 | 6,170,911 |
| Qualified XII (0.90) | 19,509.283 | 10.88 | 212,261 |
| Qualified XII (0.95) | 251,553.748 | 10.14 | 2,550,755 |
| Qualified XII (1.00) | 924,555.050 | 10.10 | 9,338,006 |
| Qualified XII (1.05) | 84,091.443 | 10.05 | 845,119 |
| Qualified XII (1.10) | 61,545.155 | 10.01 | 616,067 |
| Qualified XII (1.15) | 68,288.666 | 9.97 | 680,838 |
| Qualified XII (1.20) | 10,417.843 | 9.92 | 103,345 |
| Qualified XII (1.25) | 27,296.761 | 9.88 | 269,692 |
| Qualified XII (1.30) | 505.691 | 9.84 | 4,976 |
| Qualified XII (1.35) | 1,012.360 | 9.79 | 9,911 |
| Qualified XII (1.40) | 7,714.051 | 9.75 | 75,212 |
| Qualified XII (1.45) | 1,074.562 | 9.71 | 10,434 |
| Qualified XII (1.50) | 4,027.198 | 9.67 | 38,943 |
| Qualified XV | 20,497.885 | 16.08 | 329,606 |
| Qualified XVI | 99,013.645 | 15.39 | 1,523,820 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity (continued)** | | | |
| Qualified XVII | 83,120.714 | $ 15.69 | $ 1,304,164 |
| Qualified XVIII | 19,746.718 | 15.69 | 309,826 |
| Qualified XIX | 3,809.487 | 10.33 | 39,352 |
| Qualified XX | 4,784.937 | 13.61 | 65,123 |
| Qualified XXI | 37,904.318 | 16.21 | 614,429 |
| Qualified XXIV | 160,196.457 | 10.16 | 1,627,596 |
| Qualified XXV | 28,334.809 | 16.03 | 454,207 |
| Qualified XXVI | 13,043.126 | 15.93 | 207,777 |
| Qualified XXVII | 811,333.643 | 15.04 | 12,202,458 |
| Qualified XXVIII | 67,043.400 | 15.00 | 1,005,651 |
| Qualified XXIX | 1,221.748 | 13.61 | 16,628 |
| Qualified XXX | 49,597.327 | 13.47 | 668,076 |
| Qualified XXXII | 113,571.989 | 11.71 | 1,329,928 |
| Qualified XXXIV (0.60) | 50,894.428 | 10.41 | 529,811 |
| | 10,068,368.712 | | $ 135,467,733 |
| | | | |
| **ING Van Kampen Comstock** | | | |
| Currently payable annuity contracts: | | | 1,076,022 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 5,138.864 | $ 11.27 | 57,915 |
| ING MAP PLUS NP19 | 1,437.066 | 11.25 | 16,167 |
| ING MAP PLUS NP26 | 35.772 | 11.21 | 401 |
| NYSUT 457 | 777,785.992 | 14.42 | 11,215,674 |
| Qualified VI | 2,242,751.305 | 12.26 | 27,496,131 |
| Qualified X (1.15) | 33,720.081 | 12.30 | 414,757 |
| Qualified X (1.25) | 199,434.095 | 12.26 | 2,445,062 |
| Qualified XII (0.55) | 11,573.520 | 12.50 | 144,669 |
| Qualified XII (0.60) | 14,256.009 | 12.48 | 177,915 |
| Qualified XII (0.65) | 1,846.870 | 12.46 | 23,012 |
| Qualified XII (0.70) | 55,048.755 | 12.45 | 685,357 |
| Qualified XII (0.75) | 74,284.875 | 12.43 | 923,361 |
| Qualified XII (0.80) | 503,772.039 | 12.41 | 6,251,811 |
| Qualified XII (0.85) | 71,278.871 | 12.40 | 883,858 |
| Qualified XII (0.90) | 9,594.507 | 12.38 | 118,780 |
| Qualified XII (0.95) | 67,853.883 | 12.36 | 838,674 |
| Qualified XII (1.00) | 1,224,022.834 | 12.35 | 15,116,682 |
| Qualified XII (1.05) | 42,391.971 | 12.33 | 522,693 |
| Qualified XII (1.10) | 20,591.145 | 12.31 | 253,477 |
| Qualified XII (1.15) | 5,506.504 | 12.30 | 67,730 |
| Qualified XII (1.20) | 798.860 | 12.28 | 9,810 |
| Qualified XII (1.25) | 25,514.600 | 12.26 | 312,809 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock** | | | |
| **(continued)** | | | |
| Qualified XII (1.30) | 97.224 | $ 12.25 | $ 1,191 |
| Qualified XII (1.35) | 1,466.967 | 12.23 | 17,941 |
| Qualified XII (1.40) | 3,281.818 | 12.21 | 40,071 |
| Qualified XII (1.45) | 138.934 | 12.20 | 1,695 |
| Qualified XII (1.50) | 1,414.203 | 12.18 | 17,225 |
| Qualified XV | 5,083.010 | 12.36 | 62,826 |
| Qualified XVI | 23,542.447 | 12.18 | 286,747 |
| Qualified XVII | 9,860.196 | 12.26 | 120,886 |
| Qualified XVIII | 12,843.724 | 12.35 | 158,620 |
| Qualified XXI | 4,593.796 | 12.41 | 57,009 |
| Qualified XXIV | 128,475.948 | 12.39 | 1,591,817 |
| Qualified XXV | 13,509.734 | 12.43 | 167,926 |
| Qualified XXVI | 1,756.220 | 12.38 | 21,742 |
| Qualified XXXII | 3,401.492 | 12.06 | 41,022 |
| Qualified XXXIII (0.40) | 4,360.255 | 12.58 | 54,852 |
| Qualified XXXIV (0.60) | 2,896.234 | 12.48 | 36,145 |
| | 5,605,360.620 | | $ 71,730,482 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 31,479.363 | $ 32.32 | $ 1,017,413 |
| Qualified VIII | 1,629.301 | 32.32 | 52,659 |
| Qualified X (1.15) | 12,362.671 | 11.01 | 136,113 |
| Qualified X (1.25) | 34,199.425 | 10.44 | 357,042 |
| Qualified XII (0.55) | 378.481 | 33.04 | 12,505 |
| Qualified XII (0.60) | 920.218 | 32.99 | 30,358 |
| Qualified XII (0.65) | 70.128 | 32.94 | 2,310 |
| Qualified XII (0.70) | 3,253.907 | 32.89 | 107,021 |
| Qualified XII (0.75) | 747.899 | 32.84 | 24,561 |
| Qualified XII (0.80) | 3,995.181 | 32.79 | 131,002 |
| Qualified XII (0.85) | 325.145 | 32.73 | 10,642 |
| Qualified XII (0.90) | 11.138 | 32.68 | 364 |
| Qualified XII (0.95) | 3,251.517 | 32.63 | 106,097 |
| Qualified XII (1.00) | 4,784.131 | 32.58 | 155,867 |
| Qualified XII (1.05) | 995.297 | 32.53 | 32,377 |
| Qualified XII (1.10) | 257.297 | 32.48 | 8,357 |
| Qualified XII (1.15) | 137.404 | 32.43 | 4,456 |
| Qualified XII (1.20) | 87.214 | 32.38 | 2,824 |
| Qualified XII (1.25) | 1,742.760 | 32.32 | 56,326 |
| Qualified XII (1.35) | 10.956 | 32.22 | 353 |
| Qualified XII (1.40) | 1,340.566 | 32.17 | 43,126 |
| Qualified XII (1.45) | 4.234 | 32.12 | 136 |
| Qualified XII (1.50) | 116.277 | 32.07 | 3,729 |
| Qualified XV | 228.226 | 32.63 | 7,447 |
| Qualified XVI | 497.350 | 32.07 | 15,950 |
| Qualified XVIII | 1,012.839 | 11.06 | 11,202 |
| Qualified XXI | 285.056 | 32.79 | 9,347 |
| Qualified XXIV | 320.263 | 32.72 | 10,479 |
| Qualified XXV | 605.298 | 32.84 | 19,878 |
| Qualified XXVI | 46.297 | 32.68 | 1,513 |
| Qualified XXXIV (0.60) | 6.365 | 32.99 | 210 |
| | 105,102.204 | | $ 2,371,664 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced** | | | |
| Currently payable annuity contracts: | | | $ 405,199 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 31.598 | $ 10.76 | 340 |
| ING MAP PLUS NP15 | 1,233.799 | 10.74 | 13,251 |
| ING MAP PLUS NP16 | 17,697.018 | 10.73 | 189,889 |
| ING MAP PLUS NP17 | 1,747.810 | 10.73 | 18,754 |
| ING MAP PLUS NP22 | 4,658.599 | 10.70 | 49,847 |
| ING MAP PLUS NP29 | 7,268.510 | 10.67 | 77,555 |
| ING MAP PLUS NP7 | 2,235.622 | 10.78 | 24,100 |
| Qualified V | 71.016 | 16.94 | 1,203 |
| Qualified VI | 1,643,993.604 | 17.20 | 28,276,690 |
| Qualified X (1.15) | 10,877.953 | 17.78 | 193,410 |
| Qualified X (1.25) | 202,176.321 | 17.61 | 3,560,325 |
| Qualified XII (0.00) | 11,478.546 | 11.56 | 132,692 |
| Qualified XII (0.05) | 30,762.903 | 17.98 | 553,117 |
| Qualified XII (0.25) | 93,553.080 | 11.85 | 1,108,604 |
| Qualified XII (0.30) | 13,536.833 | 11.81 | 159,870 |
| Qualified XII (0.40) | 225,212.814 | 16.31 | 3,673,221 |
| Qualified XII (0.45) | 7,731.538 | 11.70 | 90,459 |
| Qualified XII (0.55) | 10,492.168 | 11.62 | 121,919 |
| Qualified XII (0.60) | 32,686.702 | 11.58 | 378,512 |
| Qualified XII (0.65) | 116,259.792 | 11.54 | 1,341,638 |
| Qualified XII (0.70) | 123,946.568 | 11.51 | 1,426,625 |
| Qualified XII (0.75) | 291,049.434 | 11.47 | 3,338,337 |
| Qualified XII (0.80) | 133,840.664 | 12.05 | 1,612,780 |
| Qualified XII (0.85) | 190,198.303 | 15.91 | 3,026,055 |
| Qualified XII (0.90) | 878.426 | 11.82 | 10,383 |
| Qualified XII (0.95) | 75,783.196 | 15.77 | 1,195,101 |
| Qualified XII (1.00) | 263,767.155 | 15.71 | 4,143,782 |
| Qualified XII (1.05) | 381,482.609 | 15.64 | 5,966,388 |
| Qualified XII (1.10) | 74,480.154 | 15.57 | 1,159,656 |
| Qualified XII (1.15) | 98,751.613 | 15.50 | 1,530,650 |
| Qualified XII (1.20) | 12,416.451 | 15.44 | 191,710 |
| Qualified XII (1.25) | 28,210.150 | 15.37 | 433,590 |
| Qualified XII (1.30) | 9,611.895 | 15.30 | 147,062 |
| Qualified XII (1.35) | 5,024.016 | 15.24 | 76,566 |
| Qualified XII (1.40) | 17,914.502 | 15.17 | 271,763 |
| Qualified XII (1.45) | 660.490 | 15.11 | 9,980 |
| Qualified XII (1.50) | 11,096.676 | 15.04 | 166,894 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Balanced** | | | |
| **(continued)** | | | |
| Qualified XV | 2,775.482 | $ 17.62 | $ 48,904 |
| Qualified XVI | 39,290.990 | 16.87 | 662,839 |
| Qualified XVII | 10,243.941 | 17.66 | 180,908 |
| Qualified XVIII | 14,230.420 | 18.08 | 257,286 |
| Qualified XXI | 6,888.857 | 17.77 | 122,415 |
| Qualified XXII | 508.974 | 17.94 | 9,131 |
| Qualified XXIV | 9,822.469 | 15.80 | 155,195 |
| Qualified XXV | 7,084.559 | 17.68 | 125,255 |
| Qualified XXVII | 95,248.821 | 17.39 | 1,656,377 |
| Qualified XXVIII | 125,814.887 | 17.33 | 2,180,372 |
| Qualified XXXII | 4,380.807 | 11.15 | 48,846 |
| Qualified XXXIII (0.65) | 186.794 | 11.51 | 2,150 |
| Qualified XXXIV (0.60) | 11,924.871 | 11.58 | 138,090 |
| | 4,481,220.400 | | $ 70,665,685 |
| | | | |
| **ING VP Strategic Allocation Growth** | | | |
| Currently payable annuity contracts: | | | $ 284,435 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 880.110 | $ 10.91 | 9,602 |
| ING MAP PLUS NP15 | 549.954 | 10.89 | 5,989 |
| ING MAP PLUS NP16 | 696.969 | 10.89 | 7,590 |
| ING MAP PLUS NP17 | 8,778.125 | 10.88 | 95,506 |
| ING MAP PLUS NP19 | 401.196 | 10.87 | 4,361 |
| ING MAP PLUS NP22 | 539.871 | 10.86 | 5,863 |
| ING MAP PLUS NP29 | 4,155.771 | 10.83 | 45,007 |
| ING MAP PLUS NP7 | 1,152.150 | 10.93 | 12,593 |
| Qualified V | 24.657 | 17.52 | 432 |
| Qualified VI | 2,049,109.837 | 17.79 | 36,453,664 |
| Qualified VIII | 8.610 | 17.77 | 153 |
| Qualified X (1.15) | 19,820.249 | 18.47 | 366,080 |
| Qualified X (1.25) | 255,898.250 | 18.29 | 4,680,379 |
| Qualified XII (0.00) | 6,741.919 | 11.57 | 78,004 |
| Qualified XII (0.05) | 3,587.359 | 18.59 | 66,689 |
| Qualified XII (0.25) | 164,165.225 | 11.33 | 1,859,992 |
| Qualified XII (0.30) | 11,048.804 | 11.29 | 124,741 |
| Qualified XII (0.40) | 78,332.229 | 16.60 | 1,300,315 |
| Qualified XII (0.45) | 19,274.866 | 11.18 | 215,493 |
| Qualified XII (0.55) | 2,406.120 | 11.11 | 26,732 |
| Qualified XII (0.60) | 32,264.504 | 11.41 | 368,138 |
| Qualified XII (0.65) | 314,738.587 | 11.04 | 3,474,714 |
| Qualified XII (0.70) | 176,297.454 | 11.00 | 1,939,272 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth (continued)** | | | |
| Qualified XII (0.75) | 262,631.752 | $ 10.96 | $ 2,878,444 |
| Qualified XII (0.80) | 160,170.052 | 11.62 | 1,861,176 |
| Qualified XII (0.85) | 235,562.322 | 16.19 | 3,813,754 |
| Qualified XII (0.90) | 1,087.170 | 11.38 | 12,372 |
| Qualified XII (0.95) | 92,191.900 | 16.05 | 1,479,680 |
| Qualified XII (1.00) | 540,415.582 | 15.98 | 8,635,841 |
| Qualified XII (1.05) | 137,114.582 | 15.91 | 2,181,493 |
| Qualified XII (1.10) | 60,402.525 | 15.84 | 956,776 |
| Qualified XII (1.15) | 77,379.518 | 15.77 | 1,220,275 |
| Qualified XII (1.20) | 14,378.663 | 15.70 | 225,745 |
| Qualified XII (1.25) | 20,915.985 | 15.64 | 327,126 |
| Qualified XII (1.30) | 17,514.644 | 15.57 | 272,703 |
| Qualified XII (1.35) | 2,284.387 | 15.50 | 35,408 |
| Qualified XII (1.40) | 22,433.376 | 15.43 | 346,147 |
| Qualified XII (1.45) | 1,151.269 | 15.37 | 17,695 |
| Qualified XII (1.50) | 4,965.294 | 15.30 | 75,969 |
| Qualified XV | 3,854.445 | 18.22 | 70,228 |
| Qualified XVI | 37,622.865 | 17.45 | 656,519 |
| Qualified XVII | 682.913 | 18.26 | 12,470 |
| Qualified XVIII | 3,919.116 | 18.78 | 73,601 |
| Qualified XXI | 9,322.633 | 18.38 | 171,350 |
| Qualified XXII | 1,446.200 | 18.55 | 26,827 |
| Qualified XXIV | 25,787.492 | 16.07 | 414,405 |
| Qualified XXV | 13,799.617 | 18.28 | 252,257 |
| Qualified XXVI | 320.473 | 18.17 | 5,823 |
| Qualified XXVII | 89,601.446 | 17.98 | 1,611,034 |
| Qualified XXVIII | 125,874.275 | 17.92 | 2,255,667 |
| Qualified XXXII | 6,059.421 | 11.41 | 69,138 |
| Qualified XXXIII (0.65) | 1,376.823 | 11.52 | 15,861 |
| Qualified XXXIV (0.60) | 22,075.986 | 11.41 | 251,887 |
| | 5,143,215.542 | | $ 81,653,415 |
| | | | |
| **ING VP Strategic Allocation Income** | | | |
| Currently payable annuity contracts: | | | $ 147,013 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 234.659 | $ 10.56 | 2,478 |
| ING MAP PLUS NP15 | 1.802 | 10.54 | 19 |
| ING MAP PLUS NP16 | 482.543 | 10.54 | 5,086 |
| ING MAP PLUS NP17 | 605.224 | 10.53 | 6,373 |
| ING MAP PLUS NP19 | 682.621 | 10.53 | 7,188 |
| ING MAP PLUS NP22 | 871.931 | 10.51 | 9,164 |
| ING MAP PLUS NP29 | 1,571.183 | 10.48 | 16,466 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Income (continued)** | | | |
| ING MAP PLUS NP7 | 1,270.794 | $   10.58 | $        13,445 |
| Qualified V | 7.344 | 16.75 | 123 |
| Qualified VI | 758,576.176 | 17.00 | 12,895,795 |
| Qualified X (1.15) | 25,649.710 | 17.24 | 442,201 |
| Qualified X (1.25) | 169,794.204 | 17.08 | 2,900,085 |
| Qualified XII (0.00) | 6,987.251 | 11.53 | 80,563 |
| Qualified XII (0.05) | 22,526.956 | 17.77 | 400,304 |
| Qualified XII (0.25) | 35,603.600 | 12.78 | 455,014 |
| Qualified XII (0.30) | 23,074.883 | 12.74 | 293,974 |
| Qualified XII (0.40) | 65,777.899 | 16.47 | 1,083,362 |
| Qualified XII (0.45) | 9,123.791 | 12.61 | 115,051 |
| Qualified XII (0.55) | 11,350.918 | 12.53 | 142,227 |
| Qualified XII (0.60) | 9,644.355 | 12.49 | 120,458 |
| Qualified XII (0.65) | 8,025.141 | 12.45 | 99,913 |
| Qualified XII (0.70) | 78,484.758 | 12.40 | 973,211 |
| Qualified XII (0.75) | 88,761.085 | 12.36 | 1,097,087 |
| Qualified XII (0.80) | 123,803.208 | 12.78 | 1,582,205 |
| Qualified XII (0.85) | 77,211.519 | 16.06 | 1,240,017 |
| Qualified XII (0.90) | 1,172.662 | 12.62 | 14,799 |
| Qualified XII (0.95) | 46,656.344 | 15.92 | 742,769 |
| Qualified XII (1.00) | 283,422.208 | 15.85 | 4,492,242 |
| Qualified XII (1.05) | 52,553.992 | 15.78 | 829,302 |
| Qualified XII (1.10) | 47,464.440 | 15.72 | 746,141 |
| Qualified XII (1.15) | 32,084.217 | 15.65 | 502,118 |
| Qualified XII (1.20) | 5,634.339 | 15.58 | 87,783 |
| Qualified XII (1.25) | 13,525.210 | 15.51 | 209,776 |
| Qualified XII (1.30) | 5,870.162 | 15.45 | 90,694 |
| Qualified XII (1.35) | 186.346 | 15.38 | 2,866 |
| Qualified XII (1.40) | 6,276.943 | 15.31 | 96,100 |
| Qualified XII (1.45) | 2,373.836 | 15.25 | 36,201 |
| Qualified XII (1.50) | 1,064.361 | 15.18 | 16,157 |
| Qualified XV | 488.060 | 17.42 | 8,502 |
| Qualified XVI | 17,194.065 | 16.68 | 286,797 |
| Qualified XVII | 13,823.998 | 17.46 | 241,367 |
| Qualified XVIII | 34,734.265 | 17.54 | 609,239 |
| Qualified XXI | 4,459.875 | 17.57 | 78,360 |
| Qualified XXIV | 4,794.169 | 15.95 | 76,467 |
| Qualified XXV | 8,237.986 | 17.48 | 144,000 |
| Qualified XXVI | 685.032 | 17.37 | 11,899 |
| Qualified XXVII | 103,950.320 | 17.19 | 1,786,906 |
| Qualified XXVIII | 62,417.922 | 17.13 | 1,069,219 |
| Qualified XXXII | 5,609.400 | 10.85 | 60,862 |
| Qualified XXXIII (0.65) | 1,007.484 | 11.49 | 11,576 |
| Qualified XXXIV (0.60) | 6,305.925 | 12.49 | 78,761 |
| | 2,282,117.116 | | $    36,459,725 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Financial Services** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 867.802 | $ 10.87 | $ 9,433 |
| | 867.802 | | $ 9,433 |
| | | | |
| **ING VP Growth and Income** | | | |
| Currently payable annuity contracts: | | | $ 160,981,298 |
| Contracts in accumulation period: | - | | |
| Qualified I | 49,405.214 | $ 262.97 | 12,992,089 |
| Qualified V | 833.648 | 20.12 | 16,773 |
| Qualified VI | 47,359,132.269 | 20.36 | 964,231,933 |
| Qualified VII | 4,096,241.537 | 19.26 | 78,893,612 |
| Qualified VIII | 47,574.537 | 18.89 | 898,683 |
| Qualified IX | 7,968.462 | 19.50 | 155,385 |
| Qualified X (1.15) | 393,754.325 | 20.58 | 8,103,464 |
| Qualified X (1.25) | 7,775,013.408 | 20.36 | 158,299,273 |
| Qualified XII (0.00) | 508,123.771 | 9.76 | 4,959,288 |
| Qualified XII (0.05) | 312,468.186 | 21.28 | 6,649,323 |
| Qualified XII (0.25) | 3,746,929.829 | 8.75 | 32,785,636 |
| Qualified XII (0.30) | 652,353.036 | 8.73 | 5,695,042 |
| Qualified XII (0.40) | 209,927.202 | 14.30 | 3,001,959 |
| Qualified XII (0.45) | 445,801.851 | 8.64 | 3,851,728 |
| Qualified XII (0.55) | 555,941.492 | 8.58 | 4,769,978 |
| Qualified XII (0.60) | 2,284,440.853 | 9.62 | 21,976,321 |
| Qualified XII (0.65) | 319,937.398 | 8.53 | 2,729,066 |
| Qualified XII (0.70) | 1,973,731.412 | 8.50 | 16,776,717 |
| Qualified XII (0.75) | 3,949,109.682 | 8.47 | 33,448,959 |
| Qualified XII (0.80) | 5,924,538.769 | 9.26 | 54,861,229 |
| Qualified XII (0.85) | 4,937,394.476 | 13.94 | 68,827,279 |
| Qualified XII (0.90) | 198,181.341 | 8.95 | 1,773,723 |
| Qualified XII (0.95) | 1,979,763.097 | 13.82 | 27,360,326 |
| Qualified XII (1.00) | 8,778,508.648 | 13.76 | 120,792,279 |
| Qualified XII (1.05) | 637,201.168 | 13.70 | 8,729,656 |
| Qualified XII (1.10) | 389,152.713 | 13.64 | 5,308,043 |
| Qualified XII (1.15) | 307,388.955 | 13.58 | 4,174,342 |
| Qualified XII (1.20) | 56,739.985 | 13.53 | 767,692 |
| Qualified XII (1.25) | 126,305.568 | 13.47 | 1,701,336 |
| Qualified XII (1.30) | 7,111.558 | 13.41 | 95,366 |
| Qualified XII (1.35) | 4,384.120 | 13.35 | 58,528 |
| Qualified XII (1.40) | 33,485.930 | 13.29 | 445,028 |
| Qualified XII (1.45) | 400.226 | 13.24 | 5,299 |
| Qualified XII (1.50) | 10,519.955 | 13.18 | 138,653 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income (continued)** | | | |
| | | | |
| Qualified XV | 395,517.937 | $ 20.85 | $ 8,246,549 |
| Qualified XVI | 825,239.409 | 19.97 | 16,480,031 |
| Qualified XVII | 2,484,959.980 | 20.74 | 51,538,070 |
| Qualified XVIII | 2,731,469.528 | 20.74 | 56,650,678 |
| Qualified XIX | 21,775.951 | 267.99 | 5,835,737 |
| Qualified XX | 64,850.202 | 203.16 | 13,174,967 |
| Qualified XXI | 277,870.423 | 21.03 | 5,843,615 |
| Qualified XXII | 894.253 | 21.23 | 18,985 |
| Qualified XXIV | 1,098,789.675 | 13.85 | 15,218,237 |
| Qualified XXV | 517,779.599 | 20.93 | 10,837,127 |
| Qualified XXVI | 75,251.563 | 20.79 | 1,564,480 |
| Qualified XXVII | 784,199.633 | 201.50 | 158,016,226 |
| Qualified XXVIII | 11,340.849 | 200.86 | 2,277,923 |
| Qualified XXIX | 1,701.896 | 199.36 | 339,290 |
| Qualified XXX | 37,888.755 | 197.33 | 7,476,588 |
| Qualified XXXII | 768,283.021 | 11.19 | 8,597,087 |
| Qualified XXXIV (0.60) | 410,828.794 | 9.62 | 3,952,173 |
| | 108,588,406.089 | | $ 2,182,323,069 |
| | | | |
| **ING GET US Core - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 211,645.004 | $ 10.51 | $ 2,224,389 |
| | 211,645.004 | | $ 2,224,389 |
| | | | |
| **ING GET US Core - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,392.376 | $ 10.23 | $ 14,244 |
| Qualified VI | 277,985.952 | 10.25 | 2,849,356 |
| Qualified XII (0.80) | 359,809.797 | 10.31 | 3,709,639 |
| Qualified XII (1.00) | 885,700.097 | 10.28 | 9,104,997 |
| Qualified XII (1.10) | 3,210.039 | 10.26 | 32,935 |
| Qualified XII (1.25) | 100.293 | 10.24 | 1,027 |
| Qualified XVII | 19,855.360 | 10.26 | 203,716 |
| Qualified XXVII | 56,486.284 | 10.28 | 580,679 |
| Qualified XXVIII | 216,415.340 | 10.30 | 2,229,078 |
| | 1,820,955.538 | | $ 18,725,671 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET US Core - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,615,779.759 | $ 9.98 | $ 16,125,482 |
| Qualified X (1.15) | 55,212.952 | 9.96 | 549,921 |
| Qualified X (1.25) | 643,128.615 | 9.96 | 6,405,561 |
| Qualified XII (0.80) | 577,171.128 | 10.01 | 5,777,483 |
| Qualified XII (0.95) | 7,173.300 | 10.00 | 71,733 |
| Qualified XII (1.00) | 1,193,583.183 | 9.99 | 11,923,896 |
| Qualified XII (1.10) | 6,706.814 | 9.98 | 66,934 |
| Qualified XII (1.15) | 34,499.398 | 9.97 | 343,959 |
| Qualified XII (1.25) | 1,414.458 | 9.96 | 14,088 |
| Qualified XVI | 640.301 | 9.95 | 6,371 |
| Qualified XVII | 6,036.873 | 9.98 | 60,248 |
| Qualified XVIII | 113,328.987 | 9.97 | 1,129,890 |
| Qualified XXIV | 25,890.718 | 10.02 | 259,425 |
| Qualified XXVII | 919,656.800 | 10.00 | 9,196,568 |
| Qualified XXVIII | 30,163.337 | 10.01 | 301,935 |
| Qualified XXXII | 69,307.731 | 9.96 | 690,305 |
| | 5,299,694.354 | | $ 52,923,799 |
| | | | |
| **ING GET US Core - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 47,614.327 | $ 10.47 | $ 498,522 |
| Qualified XXXII | 18,836.199 | 10.47 | 197,215 |
| | 66,450.526 | | $ 695,737 |
| | | | |
| **ING GET US Core - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 68,117.460 | $ 10.08 | $ 686,624 |
| Qualified X (1.25) | 396,251.191 | 10.08 | 3,994,212 |
| Qualified XVIII | 48,936.111 | 10.08 | 493,276 |
| Qualified XXXII | 42,703.373 | 10.08 | 430,450 |
| | 556,008.135 | | $ 5,604,562 |
| | | | |
| **ING GET US Core - Series 7** | | | |
| Contracts in accumulation period: | | | |
| NYSUT 457 | 164,448.100 | $ 10.00 | $ 1,644,481 |
| Qualified X (1.15) | 35,976.400 | 10.00 | 359,764 |
| Qualified X (1.25) | 135,873.200 | 10.00 | 1,358,732 |
| Qualified XVIII | 56,875.600 | 10.00 | 568,756 |
| Qualified XXXII | 8,496.700 | 10.00 | 84,967 |
| | 401,670.000 | | $ 4,016,700 |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GNMA Income** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 6,732.581 | $ 10.19 | $ 68,605 |
| ING MAP PLUS NP15 | 16,825.074 | 10.17 | 171,111 |
| ING MAP PLUS NP16 | 3,098.721 | 10.16 | 31,483 |
| ING MAP PLUS NP17 | 403.052 | 10.16 | 4,095 |
| ING MAP PLUS NP19 | 1,551.626 | 10.15 | 15,749 |
| ING MAP PLUS NP22 | 8,130.109 | 10.13 | 82,358 |
| ING MAP PLUS NP29 | 2,893.367 | 10.10 | 29,223 |
| ING MAP PLUS NP30 | 49.208 | 10.10 | 497 |
| ING MAP PLUS NP7 | 47.549 | 10.20 | 485 |
| | 39,731.287 | | $ 403,606 |
| | | | |
| **ING Intermediate Bond** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 1,383.771 | $ 10.29 | $ 14,239 |
| ING MAP PLUS NP11 | 5,481.420 | 10.28 | 56,349 |
| ING MAP PLUS NP14 | 5,864.557 | 10.27 | 60,229 |
| ING MAP PLUS NP15 | 2,357.798 | 10.26 | 24,191 |
| ING MAP PLUS NP16 | 7,985.770 | 10.26 | 81,934 |
| ING MAP PLUS NP17 | 4,349.026 | 10.26 | 44,621 |
| ING MAP PLUS NP19 | 1,305.951 | 10.25 | 13,386 |
| ING MAP PLUS NP22 | 426.589 | 10.23 | 4,364 |
| ING MAP PLUS NP23 | 1,075.953 | 10.23 | 11,007 |
| ING MAP PLUS NP29 | 154.902 | 10.20 | 1,580 |
| ING MAP PLUS NP9 | 21,681.341 | 10.29 | 223,101 |
| | 52,067.078 | | $ 535,001 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Global Science and Technology** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 2,315.643 | $ 3.58 | $ 8,290 |
| Qualified VI | 4,468,526.945 | 3.60 | 16,086,697 |
| Qualified VIII | 1,746.665 | 3.60 | 6,288 |
| Qualified X (1.15) | 32,395.305 | 3.62 | 117,271 |
| Qualified X (1.25) | 353,625.833 | 3.60 | 1,273,053 |
| Qualified XII (0.00) | 22,494.263 | 8.89 | 199,974 |
| Qualified XII (0.05) | 140,341.129 | 3.72 | 522,069 |
| Qualified XII (0.25) | 287,993.915 | 3.78 | 1,088,617 |
| Qualified XII (0.30) | 59,275.597 | 3.77 | 223,469 |
| Qualified XII (0.55) | 66,807.795 | 3.72 | 248,525 |
| Qualified XII (0.60) | 95,262.486 | 8.77 | 835,452 |
| Qualified XII (0.65) | 30,326.486 | 3.70 | 112,208 |
| Qualified XII (0.70) | 268,681.082 | 3.70 | 994,120 |
| Qualified XII (0.75) | 209,455.556 | 3.69 | 772,891 |
| Qualified XII (0.80) | 1,231,530.434 | 3.68 | 4,532,032 |
| Qualified XII (0.85) | 376,426.158 | 3.67 | 1,381,484 |
| Qualified XII (0.90) | 20,733.334 | 3.66 | 75,884 |
| Qualified XII (0.95) | 356,885.480 | 3.65 | 1,302,632 |
| Qualified XII (1.00) | 1,274,404.120 | 3.64 | 4,638,831 |
| Qualified XII (1.05) | 95,758.516 | 3.64 | 348,561 |
| Qualified XII (1.10) | 52,631.406 | 3.63 | 191,052 |
| Qualified XII (1.15) | 26,214.641 | 3.62 | 94,897 |
| Qualified XII (1.20) | 23,537.119 | 3.61 | 84,969 |
| Qualified XII (1.25) | 64,005.555 | 3.60 | 230,420 |
| Qualified XII (1.30) | 970.751 | 3.59 | 3,485 |
| Qualified XII (1.35) | 9,088.826 | 3.58 | 32,538 |
| Qualified XII (1.40) | 30,281.285 | 3.58 | 108,407 |
| Qualified XII (1.45) | 703.643 | 3.57 | 2,512 |
| Qualified XII (1.50) | 3,422.192 | 3.56 | 12,183 |
| Qualified XV | 18,324.657 | 3.65 | 66,885 |
| Qualified XVI | 59,773.034 | 3.56 | 212,792 |
| Qualified XVII | 6,078.629 | 3.65 | 22,187 |
| Qualified XVIII | 7,352.055 | 3.65 | 26,835 |
| Qualified XXI | 153,744.566 | 3.68 | 565,780 |
| Qualified XXIV | 196,034.604 | 3.67 | 719,447 |
| Qualified XXV | 75,161.623 | 3.70 | 278,098 |
| Qualified XXVI | 23,076.902 | 3.68 | 84,923 |
| Qualified XXVII | 864,757.865 | 3.56 | 3,078,538 |
| Qualified XXXII | 2,562.700 | 10.00 | 25,627 |
| Qualified XXXIV (0.60) | 14,525.314 | 8.77 | 127,387 |
| | 11,027,234.109 | | $ 40,737,310 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth** | | | |
| Currently payable annuity contracts: | | | $ 210,491 |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,540,097.482 | $ 14.30 | 36,323,394 |
| Qualified VIII | 554.934 | 14.29 | 7,930 |
| Qualified X (1.15) | 31,784.386 | 14.41 | 458,013 |
| Qualified X (1.25) | 317,434.405 | 14.30 | 4,539,312 |
| Qualified XII (0.00) | 42,614.316 | 9.43 | 401,853 |
| Qualified XII (0.05) | 22,086.403 | 14.93 | 329,750 |
| Qualified XII (0.25) | 131,316.120 | 9.74 | 1,279,019 |
| Qualified XII (0.30) | 72,335.051 | 9.70 | 701,650 |
| Qualified XII (0.40) | 299,121.995 | 15.14 | 4,528,707 |
| Qualified XII (0.45) | 116,594.797 | 9.61 | 1,120,476 |
| Qualified XII (0.55) | 17,616.021 | 9.55 | 168,233 |
| Qualified XII (0.60) | 54,680.863 | 9.51 | 520,015 |
| Qualified XII (0.65) | 27,074.261 | 9.48 | 256,664 |
| Qualified XII (0.70) | 256,409.418 | 9.45 | 2,423,069 |
| Qualified XII (0.75) | 571,824.628 | 9.42 | 5,386,588 |
| Qualified XII (0.80) | 481,659.307 | 10.69 | 5,148,938 |
| Qualified XII (0.85) | 185,448.949 | 14.75 | 2,735,372 |
| Qualified XII (0.90) | 16,929.110 | 10.34 | 175,047 |
| Qualified XII (0.95) | 142,835.724 | 14.64 | 2,091,115 |
| Qualified XII (1.00) | 829,922.085 | 14.58 | 12,100,264 |
| Qualified XII (1.05) | 88,767.011 | 14.52 | 1,288,897 |
| Qualified XII (1.10) | 47,811.610 | 14.47 | 691,834 |
| Qualified XII (1.15) | 21,180.430 | 14.41 | 305,210 |
| Qualified XII (1.20) | 6,500.905 | 14.36 | 93,353 |
| Qualified XII (1.25) | 27,913.636 | 14.30 | 399,165 |
| Qualified XII (1.30) | 8,045.122 | 14.25 | 114,643 |
| Qualified XII (1.35) | 2,078.435 | 14.19 | 29,493 |
| Qualified XII (1.40) | 13,958.487 | 14.14 | 197,373 |
| Qualified XII (1.45) | 1,478.906 | 14.08 | 20,823 |
| Qualified XII (1.50) | 4,398.931 | 14.03 | 61,717 |
| Qualified XV | 7,481.557 | 14.64 | 109,530 |
| Qualified XVI | 58,204.419 | 14.03 | 816,608 |
| Qualified XVII | 10,745.594 | 14.30 | 153,662 |
| Qualified XVIII | 40,425.595 | 14.69 | 593,852 |
| Qualified XXI | 35,425.000 | 14.76 | 522,873 |
| Qualified XXIV | 62,104.022 | 14.67 | 911,066 |
| Qualified XXV | 59,365.306 | 14.70 | 872,670 |
| Qualified XXVI | 17,836.208 | 14.61 | 260,587 |
| Qualified XXVII | 241,500.186 | 5.37 | 1,296,856 |
| Qualified XXXII | 10,256.633 | 10.93 | 112,105 |
| Qualified XXXIV (0.60) | 13,129.548 | 9.51 | 124,862 |
| | 6,936,947.796 | | $ 89,883,079 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap** | | | |
| Currently payable annuity contracts: | | | $   4,320,519 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 901.114 | $      10.78 | 9,714 |
| ING MAP PLUS NP16 | 2,261.395 | 10.75 | 24,310 |
| ING MAP PLUS NP17 | 6,689.023 | 10.75 | 71,907 |
| ING MAP PLUS NP21 | 2,189.002 | 10.73 | 23,488 |
| ING MAP PLUS NP23 | 616.604 | 10.72 | 6,610 |
| ING MAP PLUS NP26 | 30.094 | 10.70 | 322 |
| ING MAP PLUS NP27 | 16.168 | 10.70 | 173 |
| ING MAP PLUS NP29 | 3,243.218 | 10.69 | 34,670 |
| ING MAP PLUS NP7 | 7,900.555 | 10.80 | 85,326 |
| ING MAP PLUS NP9 | 6,164.597 | 10.79 | 66,516 |
| Qualified V | 22.732 | 18.30 | 416 |
| Qualified VI | 12,053,612.460 | 18.54 | 223,473,975 |
| Qualified VIII | 5,250.998 | 18.53 | 97,301 |
| Qualified X (1.15) | 130,300.642 | 18.70 | 2,436,622 |
| Qualified X (1.25) | 1,224,653.991 | 18.54 | 22,705,085 |
| Qualified XII (0.00) | 127,121.662 | 10.71 | 1,361,473 |
| Qualified XII (0.05) | 391,453.509 | 19.38 | 7,586,369 |
| Qualified XII (0.25) | 714,615.670 | 11.87 | 8,482,488 |
| Qualified XII (0.30) | 100,124.176 | 11.83 | 1,184,469 |
| Qualified XII (0.40) | 466,832.452 | 19.66 | 9,177,926 |
| Qualified XII (0.45) | 423,973.891 | 11.72 | 4,968,974 |
| Qualified XII (0.55) | 223,076.718 | 11.64 | 2,596,613 |
| Qualified XII (0.60) | 325,584.483 | 11.60 | 3,776,780 |
| Qualified XII (0.65) | 88,982.180 | 11.56 | 1,028,634 |
| Qualified XII (0.70) | 765,777.257 | 11.52 | 8,821,754 |
| Qualified XII (0.75) | 1,294,852.393 | 11.49 | 14,877,854 |
| Qualified XII (0.80) | 3,127,840.720 | 12.77 | 39,942,526 |
| Qualified XII (0.85) | 1,005,097.861 | 19.17 | 19,267,726 |
| Qualified XII (0.90) | 67,929.163 | 12.31 | 836,208 |
| Qualified XII (0.95) | 623,072.857 | 19.01 | 11,844,615 |
| Qualified XII (1.00) | 4,222,763.180 | 18.93 | 79,936,907 |
| Qualified XII (1.05) | 278,888.913 | 18.85 | 5,257,056 |
| Qualified XII (1.10) | 166,098.401 | 18.77 | 3,117,667 |
| Qualified XII (1.15) | 259,832.246 | 18.70 | 4,858,863 |
| Qualified XII (1.20) | 34,593.501 | 18.62 | 644,131 |
| Qualified XII (1.25) | 116,478.263 | 18.54 | 2,159,507 |
| Qualified XII (1.30) | 13,198.483 | 18.46 | 243,644 |
| Qualified XII (1.35) | 18,808.863 | 18.39 | 345,895 |
| Qualified XII (1.40) | 65,981.813 | 18.31 | 1,208,127 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap (continued)** | | | |
| Qualified XII (1.45) | 3,149.616 | $ 18.24 | $ 57,449 |
| Qualified XII (1.50) | 10,027.643 | 18.16 | 182,102 |
| Qualified XV | 37,365.982 | 18.99 | 709,580 |
| Qualified XVI | 188,039.032 | 18.19 | 3,420,430 |
| Qualified XVII | 79,075.803 | 18.68 | 1,477,136 |
| Qualified XVIII | 72,828.624 | 19.04 | 1,386,657 |
| Qualified XXI | 140,916.597 | 19.16 | 2,699,962 |
| Qualified XXIV | 131,731.250 | 19.04 | 2,508,163 |
| Qualified XXV | 133,995.645 | 19.06 | 2,553,957 |
| Qualified XXVI | 31,598.310 | 18.94 | 598,472 |
| Qualified XXVII | 2,392,048.506 | 18.74 | 44,826,989 |
| Qualified XXVIII | 721,286.403 | 18.68 | 13,473,630 |
| Qualified XXXII | 71,567.460 | 11.34 | 811,575 |
| Qualified XXXIII (0.65) | 5,765.980 | 10.67 | 61,523 |
| Qualified XXXIV (0.60) | 74,962.845 | 11.60 | 869,569 |
| | 32,461,190.944 | | $ 562,520,354 |
| | | | |
| **ING VP Index Plus MidCap** | | | |
| Currently payable annuity contracts: | | | $ 1,028,385 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 10,297.788 | $ 11.30 | 116,365 |
| ING MAP PLUS NP16 | 653.587 | 11.29 | 7,379 |
| ING MAP PLUS NP17 | 388.220 | 11.29 | 4,383 |
| ING MAP PLUS NP21 | 1,025.022 | 11.27 | 11,552 |
| ING MAP PLUS NP23 | 255.417 | 11.26 | 2,876 |
| ING MAP PLUS NP26 | 16.904 | 11.24 | 190 |
| ING MAP PLUS NP29 | 2,364.025 | 11.23 | 26,548 |
| ING MAP PLUS NP30 | 32.263 | 11.22 | 362 |
| ING MAP PLUS NP7 | 3,888.712 | 11.34 | 44,098 |
| ING MAP PLUS NP9 | 1,377.317 | 11.33 | 15,605 |
| Qualified V | 8,032.921 | 18.59 | 149,332 |
| Qualified VI | 5,712,947.366 | 18.79 | 107,346,281 |
| Qualified VIII | 1,855.005 | 18.78 | 34,837 |
| Qualified X (1.15) | 67,226.586 | 18.92 | 1,271,927 |
| Qualified X (1.25) | 526,002.555 | 18.79 | 9,883,588 |
| Qualified XII (0.05) | 204,340.133 | 19.56 | 3,996,893 |
| Qualified XII (0.15) | 82,575.000 | 13.68 | 1,129,626 |
| Qualified XII (0.25) | 315,405.593 | 20.56 | 6,484,739 |
| Qualified XII (0.30) | 113,839.239 | 20.49 | 2,332,566 |
| Qualified XII (0.40) | 149,928.391 | 19.83 | 2,973,080 |
| Qualified XII (0.45) | 201,451.923 | 20.28 | 4,085,445 |
| Qualified XII (0.55) | 94,685.757 | 20.15 | 1,907,918 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap (continued)** | | | |
| Qualified XII (0.60) | 417,848.954 | $ 20.08 | $ 8,390,407 |
| Qualified XII (0.65) | 101,888.611 | 20.02 | 2,039,810 |
| Qualified XII (0.70) | 315,249.824 | 19.95 | 6,289,234 |
| Qualified XII (0.75) | 442,115.385 | 19.89 | 8,793,675 |
| Qualified XII (0.80) | 2,047,007.950 | 19.37 | 39,650,544 |
| Qualified XII (0.85) | 577,038.290 | 19.30 | 11,136,839 |
| Qualified XII (0.90) | 24,389.605 | 19.24 | 469,256 |
| Qualified XII (0.95) | 402,880.448 | 19.18 | 7,727,247 |
| Qualified XII (1.00) | 2,898,090.162 | 19.11 | 55,382,503 |
| Qualified XII (1.05) | 197,865.879 | 19.05 | 3,769,345 |
| Qualified XII (1.10) | 149,319.231 | 18.98 | 2,834,079 |
| Qualified XII (1.15) | 89,722.675 | 18.92 | 1,697,553 |
| Qualified XII (1.20) | 20,823.383 | 18.86 | 392,729 |
| Qualified XII (1.25) | 104,291.059 | 18.79 | 1,959,629 |
| Qualified XII (1.30) | 12,305.873 | 18.73 | 230,489 |
| Qualified XII (1.35) | 8,427.852 | 18.67 | 157,348 |
| Qualified XII (1.40) | 50,145.513 | 18.61 | 933,208 |
| Qualified XII (1.45) | 7,191.478 | 18.54 | 133,330 |
| Qualified XII (1.50) | 10,138.312 | 18.48 | 187,356 |
| Qualified XV | 17,446.663 | 19.18 | 334,627 |
| Qualified XVI | 104,260.931 | 18.48 | 1,926,742 |
| Qualified XVII | 21,962.906 | 18.79 | 412,683 |
| Qualified XVIII | 27,288.132 | 18.79 | 512,744 |
| Qualified XXI | 56,916.960 | 19.34 | 1,100,774 |
| Qualified XXIV | 166,285.439 | 19.23 | 3,197,669 |
| Qualified XXV | 98,232.505 | 19.32 | 1,897,852 |
| Qualified XXVI | 32,925.313 | 19.20 | 632,166 |
| Qualified XXVII | 1,675,767.493 | 19.78 | 33,146,681 |
| Qualified XXVIII | 1,146,578.184 | 19.71 | 22,599,056 |
| Qualified XXXII | 15,226.707 | 11.72 | 178,457 |
| Qualified XXXIII (0.65) | 2,316.446 | 13.62 | 31,550 |
| Qualified XXXIV (0.60) | 23,444.124 | 20.08 | 470,758 |
| | 18,763,982.011 | | $ 361,470,315 |
| | | | |
| **ING VP Index Plus SmallCap** | | | |
| Currently payable annuity contracts: | | | $ 594,096 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 3,463.783 | $ 11.79 | 40,838 |
| ING MAP PLUS NP16 | 2,375.935 | 11.76 | 27,941 |
| ING MAP PLUS NP17 | 1,026.723 | 11.75 | 12,064 |
| ING MAP PLUS NP29 | 30.625 | 11.69 | 358 |
| ING MAP PLUS NP30 | 25.257 | 11.68 | 295 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap (continued)** | | | |
| ING MAP PLUS NP9 | 3,925.169 | $ 11.80 | $ 46,317 |
| Qualified VI | 3,206,207.143 | 14.70 | 47,131,245 |
| Qualified VIII | 809.190 | 14.69 | 11,887 |
| Qualified X (1.15) | 62,756.216 | 14.80 | 928,792 |
| Qualified X (1.25) | 310,165.714 | 14.70 | 4,559,436 |
| Qualified XII (0.00) | 23,271.662 | 14.68 | 341,628 |
| Qualified XII (0.05) | 196,547.582 | 15.30 | 3,007,178 |
| Qualified XII (0.25) | 195,697.797 | 16.34 | 3,197,702 |
| Qualified XII (0.30) | 76,283.732 | 16.29 | 1,242,662 |
| Qualified XII (0.45) | 91,919.963 | 16.13 | 1,482,669 |
| Qualified XII (0.55) | 36,942.947 | 16.02 | 591,826 |
| Qualified XII (0.60) | 228,857.483 | 15.97 | 3,654,854 |
| Qualified XII (0.65) | 31,742.426 | 15.91 | 505,022 |
| Qualified XII (0.70) | 172,604.351 | 15.86 | 2,737,505 |
| Qualified XII (0.75) | 210,974.130 | 15.81 | 3,335,501 |
| Qualified XII (0.80) | 1,240,295.313 | 15.15 | 18,790,474 |
| Qualified XII (0.85) | 338,780.331 | 15.10 | 5,115,583 |
| Qualified XII (0.90) | 14,247.973 | 15.05 | 214,432 |
| Qualified XII (0.95) | 241,959.133 | 15.00 | 3,629,387 |
| Qualified XII (1.00) | 1,031,397.458 | 14.95 | 15,419,392 |
| Qualified XII (1.05) | 63,033.960 | 14.90 | 939,206 |
| Qualified XII (1.10) | 50,781.886 | 14.85 | 754,111 |
| Qualified XII (1.15) | 70,347.500 | 14.80 | 1,041,143 |
| Qualified XII (1.20) | 10,934.373 | 14.75 | 161,282 |
| Qualified XII (1.25) | 67,253.606 | 14.70 | 988,628 |
| Qualified XII (1.30) | 627.167 | 14.65 | 9,188 |
| Qualified XII (1.35) | 4,882.945 | 14.60 | 71,291 |
| Qualified XII (1.40) | 21,397.938 | 14.55 | 311,340 |
| Qualified XII (1.45) | 2,460.759 | 14.50 | 35,681 |
| Qualified XII (1.50) | 2,041.730 | 14.45 | 29,503 |
| Qualified XV | 18,176.933 | 15.00 | 272,654 |
| Qualified XVI | 68,874.810 | 14.45 | 995,241 |
| Qualified XVII | 20,764.150 | 14.70 | 305,233 |
| Qualified XVIII | 43,727.211 | 14.70 | 642,790 |
| Qualified XXI | 20,569.511 | 15.12 | 311,011 |
| Qualified XXIV | 91,647.872 | 15.04 | 1,378,384 |
| Qualified XXV | 61,798.213 | 15.11 | 933,771 |
| Qualified XXVI | 16,039.507 | 15.01 | 240,753 |
| Qualified XXVII | 1,155,530.590 | 15.43 | 17,829,837 |
| Qualified XXVIII | 919,885.175 | 15.38 | 14,147,834 |
| Qualified XXXII | 14,044.508 | 12.29 | 172,607 |
| Qualified XXXIII (0.65) | 2,853.899 | 14.62 | 41,724 |
| Qualified XXXIV (0.60) | 15,909.017 | 15.97 | 254,067 |
| | 10,465,891.296 | | $ 158,486,363 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Equity** | | | |
| Currently payable annuity contracts: | | | $ 22,589 |
| Contracts in accumulation period: | | | |
| Qualified VI | 632,047.296 | $ 9.43 | 5,960,206 |
| Qualified VIII | 13.044 | 9.43 | 123 |
| Qualified X (1.15) | 6,359.052 | 9.50 | 60,411 |
| Qualified X (1.25) | 95,073.595 | 9.43 | 896,544 |
| Qualified XII (0.05) | 2,322.302 | 9.82 | 22,805 |
| Qualified XII (0.15) | 2,379.279 | 11.10 | 26,410 |
| Qualified XII (0.25) | 30,978.942 | 9.83 | 304,523 |
| Qualified XII (0.30) | 12,311.747 | 9.79 | 120,532 |
| Qualified XII (0.40) | 97,452.865 | 9.95 | 969,656 |
| Qualified XII (0.45) | 24,599.485 | 9.70 | 238,615 |
| Qualified XII (0.55) | 2,141.640 | 9.63 | 20,624 |
| Qualified XII (0.60) | 43,987.295 | 10.94 | 481,221 |
| Qualified XII (0.65) | 6,968.338 | 9.57 | 66,687 |
| Qualified XII (0.70) | 52,188.574 | 9.54 | 497,879 |
| Qualified XII (0.75) | 12,622.082 | 9.51 | 120,036 |
| Qualified XII (0.80) | 67,801.954 | 9.72 | 659,035 |
| Qualified XII (0.85) | 86,698.865 | 9.69 | 840,112 |
| Qualified XII (0.90) | 1,493.685 | 9.66 | 14,429 |
| Qualified XII (0.95) | 47,928.898 | 9.62 | 461,076 |
| Qualified XII (1.00) | 105,850.678 | 9.59 | 1,015,108 |
| Qualified XII (1.05) | 15,207.426 | 9.56 | 145,383 |
| Qualified XII (1.10) | 11,277.019 | 9.53 | 107,470 |
| Qualified XII (1.15) | 7,408.316 | 9.50 | 70,379 |
| Qualified XII (1.20) | 1,712.896 | 9.46 | 16,204 |
| Qualified XII (1.25) | 14,063.945 | 9.43 | 132,623 |
| Qualified XII (1.35) | 703.522 | 9.37 | 6,592 |
| Qualified XII (1.40) | 6,564.989 | 9.34 | 61,317 |
| Qualified XII (1.45) | 45.865 | 9.31 | 427 |
| Qualified XII (1.50) | 1,832.759 | 9.28 | 17,008 |
| Qualified XV | 2,344.387 | 9.62 | 22,553 |
| Qualified XVI | 13,835.561 | 9.28 | 128,394 |
| Qualified XVIII | 6,874.019 | 9.43 | 64,822 |
| Qualified XXI | 6,370.442 | 9.71 | 61,857 |
| Qualified XXIV | 22,318.963 | 9.65 | 215,378 |
| Qualified XXV | 12,019.485 | 9.70 | 116,589 |
| Qualified XXVI | 382.243 | 9.63 | 3,681 |
| Qualified XXVII | 54,101.937 | 6.71 | 363,024 |
| Qualified XXXII | 465.928 | 12.18 | 5,675 |
| Qualified XXXIV (0.60) | 202.285 | 10.94 | 2,213 |
| | 1,508,951.603 | | $ 14,340,210 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company** | | | |
| Currently payable annuity contracts: | | | $ 484,755 |
| Contracts in accumulation period: | | | |
| Qualified V | 320.822 | $ 21.90 | 7,026 |
| Qualified VI | 2,636,926.477 | 22.17 | 58,460,660 |
| Qualified VIII | 1,103.701 | 22.16 | 24,458 |
| Qualified X (1.15) | 39,059.418 | 22.35 | 872,978 |
| Qualified X (1.25) | 316,370.636 | 22.17 | 7,013,937 |
| Qualified XII (0.00) | 30,744.783 | 12.46 | 383,080 |
| Qualified XII (0.05) | 36,192.225 | 23.15 | 837,850 |
| Qualified XII (0.25) | 118,229.364 | 15.87 | 1,876,300 |
| Qualified XII (0.30) | 80,997.217 | 15.81 | 1,280,566 |
| Qualified XII (0.40) | 219,573.114 | 23.47 | 5,153,381 |
| Qualified XII (0.45) | 91,184.228 | 15.66 | 1,427,945 |
| Qualified XII (0.55) | 57,476.864 | 15.56 | 894,340 |
| Qualified XII (0.60) | 274,222.452 | 15.50 | 4,250,448 |
| Qualified XII (0.65) | 41,749.320 | 15.45 | 645,027 |
| Qualified XII (0.70) | 279,249.221 | 15.40 | 4,300,438 |
| Qualified XII (0.75) | 522,075.114 | 15.35 | 8,013,853 |
| Qualified XII (0.80) | 1,718,729.595 | 16.32 | 28,049,667 |
| Qualified XII (0.85) | 270,368.124 | 22.87 | 6,183,319 |
| Qualified XII (0.90) | 21,355.063 | 15.80 | 337,410 |
| Qualified XII (0.95) | 138,534.068 | 22.69 | 3,143,338 |
| Qualified XII (1.00) | 980,499.204 | 22.61 | 22,169,087 |
| Qualified XII (1.05) | 95,884.458 | 22.52 | 2,159,318 |
| Qualified XII (1.10) | 52,216.095 | 22.43 | 1,171,207 |
| Qualified XII (1.15) | 87,891.499 | 22.35 | 1,964,375 |
| Qualified XII (1.20) | 16,679.874 | 22.26 | 371,294 |
| Qualified XII (1.25) | 38,793.775 | 22.17 | 860,058 |
| Qualified XII (1.30) | 7,599.683 | 22.09 | 167,877 |
| Qualified XII (1.35) | 2,134.727 | 22.00 | 46,964 |
| Qualified XII (1.40) | 26,280.155 | 21.92 | 576,061 |
| Qualified XII (1.45) | 2,451.214 | 21.83 | 53,510 |
| Qualified XII (1.50) | 5,623.402 | 21.75 | 122,309 |
| Qualified XV | 9,937.990 | 22.69 | 225,493 |
| Qualified XVI | 58,199.356 | 21.75 | 1,265,836 |
| Qualified XVII | 8,472.215 | 22.17 | 187,829 |
| Qualified XVIII | 14,215.547 | 22.77 | 323,688 |
| Qualified XXI | 26,937.222 | 22.89 | 616,593 |
| Qualified XXIV | 79,181.047 | 22.74 | 1,800,577 |
| Qualified XXV | 43,219.789 | 22.79 | 984,979 |
| Qualified XXVI | 10,561.324 | 22.65 | 239,214 |
| Qualified XXVII | 519,293.557 | 11.02 | 5,722,615 |
| Qualified XXVIII | 56,367.292 | 11.74 | 661,752 |
| Qualified XXXII | 15,288.552 | 11.53 | 176,277 |
| Qualified XXXIII (0.65) | 367.688 | 12.41 | 4,563 |
| Qualified XXXIV (0.60) | 17,191.484 | 15.50 | 266,468 |
| | 9,069,748.955 | | $ 175,778,720 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 216.151 | $ 17.77 | $ 3,841 |
| Qualified VI | 1,889,964.944 | 18.00 | 34,019,369 |
| Qualified VIII | 644.691 | 17.99 | 11,598 |
| Qualified X (1.15) | 41,012.900 | 18.14 | 743,974 |
| Qualified X (1.25) | 190,637.778 | 18.00 | 3,431,480 |
| Qualified XII (0.00) | 32,286.494 | 9.70 | 313,179 |
| Qualified XII (0.05) | 5,534.593 | 18.79 | 103,995 |
| Qualified XII (0.25) | 190,743.622 | 12.70 | 2,422,444 |
| Qualified XII (0.30) | 53,494.234 | 12.66 | 677,237 |
| Qualified XII (0.45) | 21,558.419 | 12.53 | 270,127 |
| Qualified XII (0.55) | 186,341.124 | 12.45 | 2,319,947 |
| Qualified XII (0.60) | 166,604.754 | 12.41 | 2,067,565 |
| Qualified XII (0.65) | 15,981.406 | 12.37 | 197,690 |
| Qualified XII (0.70) | 248,943.147 | 12.33 | 3,069,469 |
| Qualified XII (0.75) | 344,181.123 | 12.29 | 4,229,986 |
| Qualified XII (0.80) | 635,659.377 | 13.49 | 8,575,045 |
| Qualified XII (0.85) | 235,565.949 | 18.56 | 4,372,104 |
| Qualified XII (0.90) | 21,027.321 | 13.14 | 276,299 |
| Qualified XII (0.95) | 149,673.833 | 18.42 | 2,756,992 |
| Qualified XII (1.00) | 798,182.670 | 18.35 | 14,646,652 |
| Qualified XII (1.05) | 63,731.455 | 18.28 | 1,165,011 |
| Qualified XII (1.10) | 36,914.717 | 18.21 | 672,217 |
| Qualified XII (1.15) | 54,581.863 | 18.14 | 990,115 |
| Qualified XII (1.20) | 30,067.239 | 18.07 | 543,315 |
| Qualified XII (1.25) | 32,827.111 | 18.00 | 590,888 |
| Qualified XII (1.30) | 7,191.634 | 17.93 | 128,946 |
| Qualified XII (1.35) | 2,965.398 | 17.86 | 52,962 |
| Qualified XII (1.40) | 15,601.855 | 17.79 | 277,557 |
| Qualified XII (1.45) | 1,021.050 | 17.72 | 18,093 |
| Qualified XII (1.50) | 3,315.807 | 17.65 | 58,524 |
| Qualified XV | 3,011.835 | 18.42 | 55,478 |
| Qualified XVI | 33,789.632 | 17.65 | 596,387 |
| Qualified XVII | 9,238.445 | 18.00 | 166,292 |
| Qualified XVIII | 7,420.617 | 18.48 | 137,133 |
| Qualified XXI | 25,183.845 | 18.57 | 467,664 |
| Qualified XXIV | 41,035.807 | 18.46 | 757,521 |
| Qualified XXV | 31,547.946 | 18.50 | 583,637 |
| Qualified XXVI | 8,121.382 | 18.38 | 149,271 |
| Qualified XXVII | 817,816.837 | 13.72 | 11,220,447 |
| Qualified XXVIII | 509,358.742 | 13.67 | 6,962,934 |
| Qualified XXXII | 7,239.399 | 11.32 | 81,950 |
| Qualified XXXIII (0.65) | 23.913 | 9.66 | 231 |
| Qualified XXXIV (0.60) | 14,748.187 | 12.41 | 183,025 |
| | 6,985,009.246 | | $ 110,368,591 |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Financial Services** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 8,717.177 | $ 11.12 | $ 96,935 |
| Qualified X (1.25) | 34.266 | 11.44 | 392 |
| Qualified XII (0.75) | 0.179 | 11.16 | 2 |
| Qualified XII (0.80) | 1,477.778 | 11.16 | 16,492 |
| Qualified XII (0.85) | 933.364 | 11.15 | 10,407 |
| Qualified XII (0.95) | 9.686 | 11.15 | 108 |
| Qualified XII (1.00) | 5,499.461 | 11.14 | 61,264 |
| Qualified XII (1.05) | 156.822 | 11.14 | 1,747 |
| Qualified XII (1.25) | 523.112 | 11.12 | 5,817 |
| Qualified XXIV | 117.445 | 11.35 | 1,333 |
| | 17,469.290 | | $ 194,497 |
| | | | |
| **ING VP International Value** | | | |
| Currently payable annuity contracts: | | | $ 287,214 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 1,297.920 | $ 11.54 | 14,978 |
| ING MAP PLUS NP26 | 6.527 | 11.49 | 75 |
| ING MAP PLUS NP27 | 25.849 | 11.49 | 297 |
| ING MAP PLUS NP7 | 515.703 | 11.59 | 5,977 |
| Qualified V | 6,256.525 | 11.80 | 73,827 |
| Qualified VI | 845,792.080 | 11.87 | 10,039,552 |
| Qualified X (1.15) | 24,052.897 | 11.91 | 286,470 |
| Qualified X (1.25) | 183,335.973 | 11.87 | 2,176,198 |
| Qualified XII (0.30) | 10,661.746 | 12.26 | 130,713 |
| Qualified XII (0.40) | 75,769.721 | 12.22 | 925,906 |
| Qualified XII (0.45) | 4,546.885 | 12.20 | 55,472 |
| Qualified XII (0.55) | 25,881.744 | 12.16 | 314,722 |
| Qualified XII (0.60) | 11,159.852 | 12.13 | 135,369 |
| Qualified XII (0.65) | 23,580.347 | 12.11 | 285,558 |
| Qualified XII (0.70) | 61,310.836 | 12.09 | 741,248 |
| Qualified XII (0.75) | 390,089.809 | 12.07 | 4,708,384 |
| Qualified XII (0.80) | 359,887.137 | 12.05 | 4,336,640 |
| Qualified XII (0.85) | 68,875.312 | 12.03 | 828,570 |
| Qualified XII (0.90) | 1,708.327 | 12.01 | 20,517 |
| Qualified XII (0.95) | 66,697.081 | 11.99 | 799,698 |
| Qualified XII (1.00) | 2,256,852.966 | 11.97 | 27,014,530 |
| Qualified XII (1.05) | 25,396.067 | 11.95 | 303,483 |
| Qualified XII (1.10) | 20,979.631 | 11.93 | 250,287 |
| Qualified XII (1.15) | 64,416.037 | 11.91 | 767,195 |
| Qualified XII (1.20) | 3,068.965 | 11.89 | 36,490 |
| Qualified XII (1.25) | 12,651.980 | 11.87 | 150,179 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value (continued)** | | | |
| Qualified XII (1.30) | 1,541.941 | $ 11.85 | $ 18,272 |
| Qualified XII (1.35) | 937.394 | 11.82 | 11,080 |
| Qualified XII (1.40) | 5,529.746 | 11.80 | 65,251 |
| Qualified XII (1.45) | 866.723 | 11.78 | 10,210 |
| Qualified XII (1.50) | 1,088.520 | 11.76 | 12,801 |
| Qualified XV | 7,220.934 | 11.99 | 86,579 |
| Qualified XVI | 12,453.316 | 11.76 | 146,451 |
| Qualified XVII | 2,461.921 | 11.87 | 29,223 |
| Qualified XVIII | 15,740.522 | 11.87 | 186,840 |
| Qualified XXI | 3,691.784 | 12.05 | 44,486 |
| Qualified XXIV | 39,381.198 | 12.02 | 473,362 |
| Qualified XXV | 10,472.030 | 12.12 | 126,921 |
| Qualified XXVI | 2,898.917 | 12.01 | 34,816 |
| Qualified XXVIII | 167,823.331 | 13.33 | 2,237,085 |
| Qualified XXXII | 972.309 | 12.17 | 11,833 |
| Qualified XXXIII (0.65) | 11,146.390 | 12.05 | 134,314 |
| Qualified XXXIV (0.60) | 4,962.490 | 12.13 | 60,195 |
| | 4,834,007.383 | | $ 58,379,268 |
| | | | |
| **ING VP MagnaCap** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 100,037.710 | $ 9.52 | $ 952,359 |
| Qualified XII (0.60) | 125.000 | 9.68 | 1,210 |
| Qualified XII (0.65) | 226.577 | 9.67 | 2,191 |
| Qualified XII (0.70) | 253.106 | 9.66 | 2,445 |
| Qualified XII (0.80) | 3,823.883 | 9.63 | 36,824 |
| Qualified XII (0.85) | 21,790.541 | 9.62 | 209,625 |
| Qualified XII (0.90) | 243.496 | 9.61 | 2,340 |
| Qualified XII (0.95) | 6,188.425 | 9.59 | 59,347 |
| Qualified XII (1.00) | 26,072.338 | 9.58 | 249,773 |
| Qualified XII (1.05) | 2,470.846 | 9.57 | 23,646 |
| Qualified XII (1.10) | 831.727 | 9.55 | 7,943 |
| Qualified XII (1.15) | 1,382.809 | 9.54 | 13,192 |
| Qualified XII (1.20) | 87.618 | 9.53 | 835 |
| Qualified XII (1.25) | 2,700.421 | 9.52 | 25,708 |
| Qualified XII (1.35) | 304.110 | 9.49 | 2,886 |
| Qualified XII (1.40) | 143.777 | 9.48 | 1,363 |
| Qualified XII (1.45) | 4.863 | 9.46 | 46 |
| Qualified XII (1.50) | 791.006 | 9.45 | 7,475 |
| Qualified XVI | 239.683 | 9.45 | 2,265 |
| Qualified XXI | 1,186.812 | 9.63 | 11,429 |
| Qualified XXIV | 11,770.582 | 9.62 | 113,233 |
| Qualified XXV | 2,125.310 | 9.68 | 20,573 |
| Qualified XXVI | 106.451 | 9.61 | 1,023 |
| Qualified XXXIV (0.60) | 22.624 | 9.68 | 219 |
| | 182,929.715 | | $ 1,747,950 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 250,795.136 | $ 10.28 | $ 2,578,174 |
| Qualified X (1.15) | 10,821.317 | 10.32 | 111,676 |
| Qualified X (1.25) | 41,747.665 | 10.28 | 429,166 |
| Qualified XII (0.55) | 15,350.142 | 10.53 | 161,637 |
| Qualified XII (0.60) | 2,965.442 | 11.43 | 33,895 |
| Qualified XII (0.65) | 2,002.667 | 10.50 | 21,028 |
| Qualified XII (0.70) | 7,440.362 | 10.48 | 77,975 |
| Qualified XII (0.75) | 2,680.497 | 10.46 | 28,038 |
| Qualified XII (0.80) | 44,281.130 | 10.44 | 462,295 |
| Qualified XII (0.85) | 14,596.929 | 10.42 | 152,100 |
| Qualified XII (0.90) | 793.948 | 10.41 | 8,265 |
| Qualified XII (0.95) | 36,782.291 | 10.39 | 382,168 |
| Qualified XII (1.00) | 48,115.911 | 10.37 | 498,962 |
| Qualified XII (1.05) | 6,323.961 | 10.35 | 65,453 |
| Qualified XII (1.10) | 6,064.216 | 10.34 | 62,704 |
| Qualified XII (1.15) | 857.074 | 10.32 | 8,845 |
| Qualified XII (1.20) | 761.359 | 10.30 | 7,842 |
| Qualified XII (1.25) | 5,605.447 | 10.28 | 57,624 |
| Qualified XII (1.30) | 29.727 | 10.26 | 305 |
| Qualified XII (1.35) | 310.830 | 10.25 | 3,186 |
| Qualified XII (1.40) | 2,400.880 | 10.23 | 24,561 |
| Qualified XII (1.45) | 1,227.522 | 10.21 | 12,533 |
| Qualified XII (1.50) | 592.738 | 10.19 | 6,040 |
| Qualified XV | 82.194 | 10.39 | 854 |
| Qualified XVI | 6,239.254 | 10.19 | 63,578 |
| Qualified XVIII | 4,041.245 | 10.28 | 41,544 |
| Qualified XXI | 3,321.456 | 10.44 | 34,676 |
| Qualified XXIV | 11,118.138 | 10.42 | 115,851 |
| Qualified XXV | 4,921.619 | 10.50 | 51,677 |
| Qualified XXVI | 1,494.237 | 10.41 | 15,555 |
| Qualified XXXIV (0.60) | 2,408.399 | 11.43 | 27,528 |
| | 536,173.733 | | $ 5,545,735 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Real Estate** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 659,404.899 | $ 13.88 | $ 9,152,540 |
| Qualified X (1.15) | 5,823.542 | 13.89 | 80,889 |
| Qualified X (1.25) | 41,062.968 | 13.88 | 569,954 |
| Qualified XII (0.55) | 545.018 | 13.95 | 7,603 |
| Qualified XII (0.65) | 65.208 | 13.94 | 909 |
| Qualified XII (0.70) | 2,923.960 | 13.94 | 40,760 |
| Qualified XII (0.75) | 1,342.140 | 13.93 | 18,696 |
| Qualified XII (0.80) | 610,444.006 | 13.93 | 8,503,485 |
| Qualified XII (0.85) | 21,014.224 | 13.92 | 292,518 |
| Qualified XII (0.90) | 108.333 | 13.92 | 1,508 |
| Qualified XII (0.95) | 18,544.285 | 13.91 | 257,951 |
| Qualified XII (1.00) | 341,616.391 | 13.91 | 4,751,884 |
| Qualified XII (1.05) | 9,097.338 | 13.90 | 126,453 |
| Qualified XII (1.10) | 3,096.978 | 13.90 | 43,048 |
| Qualified XII (1.15) | 10,565.443 | 13.89 | 146,754 |
| Qualified XII (1.20) | 290.857 | 13.89 | 4,040 |
| Qualified XII (1.25) | 3,731.484 | 13.88 | 51,793 |
| Qualified XII (1.30) | 467.507 | 13.88 | 6,489 |
| Qualified XII (1.35) | 29.560 | 13.87 | 410 |
| Qualified XII (1.40) | 1,375.703 | 13.87 | 19,081 |
| Qualified XII (1.45) | 0.216 | 13.87 | 3 |
| Qualified XII (1.50) | 855.484 | 13.86 | 11,857 |
| Qualified XVI | 2,647.403 | 13.86 | 36,693 |
| Qualified XVIII | 3,202.522 | 13.88 | 44,451 |
| Qualified XXIV | 84,960.456 | 13.58 | 1,153,763 |
| Qualified XXVII | 135,857.512 | 13.91 | 1,889,778 |
| Qualified XXXII | 838.400 | 13.88 | 11,637 |
| | 1,959,911.837 | | $ 27,224,947 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 128.591 | $ 7.38 | $ 949 |
| Qualified VI | 261,279.650 | 7.42 | 1,938,695 |
| Qualified VIII | 126.415 | 7.42 | 938 |
| Qualified X (1.25) | 55,719.677 | 7.42 | 413,440 |
| Qualified XII (0.40) | 78,599.345 | 7.64 | 600,499 |
| Qualified XII (0.45) | 10,727.655 | 7.63 | 81,852 |
| Qualified XII (0.55) | 354,764.079 | 7.60 | 2,696,207 |
| Qualified XII (0.60) | 5,796.906 | 8.08 | 46,839 |
| Qualified XII (0.65) | 9,229.156 | 7.58 | 69,957 |
| Qualified XII (0.70) | 14,063.889 | 7.56 | 106,323 |
| Qualified XII (0.75) | 52,532.583 | 7.55 | 396,621 |
| Qualified XII (0.80) | 55,768.303 | 7.54 | 420,493 |
| Qualified XII (0.85) | 14,721.675 | 7.52 | 110,707 |
| Qualified XII (0.90) | 309.854 | 7.51 | 2,327 |
| Qualified XII (0.95) | 10,741.334 | 7.50 | 80,560 |
| Qualified XII (1.00) | 86,221.391 | 7.48 | 644,936 |
| Qualified XII (1.05) | 6,479.116 | 7.47 | 48,399 |
| Qualified XII (1.10) | 4,123.726 | 7.46 | 30,763 |
| Qualified XII (1.15) | 1,799.731 | 7.45 | 13,408 |
| Qualified XII (1.20) | 2,396.904 | 7.43 | 17,809 |
| Qualified XII (1.25) | 8,829.919 | 7.42 | 65,518 |
| Qualified XII (1.35) | 638.566 | 7.39 | 4,719 |
| Qualified XII (1.40) | 3,099.593 | 7.38 | 22,875 |
| Qualified XII (1.45) | 293.623 | 7.37 | 2,164 |
| Qualified XII (1.50) | 1,646.060 | 7.36 | 12,115 |
| Qualified XV | 471.333 | 7.50 | 3,535 |
| Qualified XVI | 8,595.517 | 7.36 | 63,263 |
| Qualified XVIII | 5,768.059 | 7.42 | 42,799 |
| Qualified XXI | 722.679 | 7.54 | 5,449 |
| Qualified XXIV | 16,951.064 | 7.52 | 127,472 |
| Qualified XXV | 11,772.691 | 7.58 | 89,237 |
| Qualified XXVI | 1,234.088 | 7.51 | 9,268 |
| Qualified XXXIV (0.60) | 969.554 | 8.08 | 7,834 |
| | 1,086,522.726 | | $ 8,177,970 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,983.542 | $ 12.76 | $ 38,070 |
| ING MAP PLUS NP15 | 69.835 | 12.73 | 889 |
| ING MAP PLUS NP16 | 3,267.479 | 12.73 | 41,595 |
| ING MAP PLUS NP17 | 2,494.340 | 12.72 | 31,728 |
| ING MAP PLUS NP19 | 1,174.665 | 12.71 | 14,930 |
| ING MAP PLUS NP22 | 12,136.249 | 12.69 | 154,009 |
| ING MAP PLUS NP30 | 77.944 | 12.65 | 986 |
| | 22,204.054 | | $ 282,207 |
| | | | |
| **Janus Advisor Series Balanced** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 8.071 | $ 11.40 | $ 92 |
| | 8.071 | | $ 92 |
| | | | |
| **Janus Aspen Balanced** | | | |
| Currently payable annuity contracts: | | | $ 258,468 |
| Contracts in accumulation period: | | | |
| Qualified V | 761.214 | $ 24.88 | 18,939 |
| Qualified VI | 5,950,152.890 | 25.26 | 150,300,862 |
| Qualified VIII | 4,110.618 | 25.24 | 103,752 |
| Qualified X (1.15) | 78,493.538 | 26.46 | 2,076,939 |
| Qualified X (1.25) | 712,694.964 | 26.21 | 18,679,735 |
| Qualified XII (0.05) | 59,741.326 | 26.40 | 1,577,171 |
| Qualified XII (0.15) | 105,721.652 | 11.50 | 1,215,799 |
| Qualified XII (0.25) | 311,111.355 | 15.94 | 4,959,115 |
| Qualified XII (0.30) | 148,874.055 | 15.88 | 2,364,120 |
| Qualified XII (0.40) | 531,902.011 | 23.87 | 12,696,501 |
| Qualified XII (0.45) | 553,170.502 | 15.73 | 8,701,372 |
| Qualified XII (0.55) | 474,298.655 | 15.62 | 7,408,545 |
| Qualified XII (0.60) | 33,226.332 | 15.57 | 517,334 |
| Qualified XII (0.65) | 58,434.343 | 15.52 | 906,901 |
| Qualified XII (0.70) | 483,683.581 | 15.47 | 7,482,585 |
| Qualified XII (0.75) | 807,820.882 | 15.42 | 12,456,598 |
| Qualified XII (0.80) | 843,134.136 | 16.61 | 14,004,458 |
| Qualified XII (0.85) | 493,644.588 | 23.28 | 11,492,046 |
| Qualified XII (0.90) | 37,701.421 | 16.18 | 610,009 |
| Qualified XII (0.95) | 360,479.333 | 23.08 | 8,319,863 |
| Qualified XII (1.00) | 1,730,560.400 | 22.98 | 39,768,278 |
| Qualified XII (1.05) | 259,170.367 | 22.88 | 5,929,818 |
| Qualified XII (1.10) | 161,442.494 | 22.78 | 3,677,660 |
| Qualified XII (1.15) | 99,264.771 | 22.68 | 2,251,325 |
| Qualified XII (1.20) | 40,486.670 | 22.58 | 914,189 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Balanced (continued)** | | | |
| Qualified XII (1.25) | 107,355.047 | $ 22.49 | $ 2,414,415 |
| Qualified XII (1.30) | 8,067.352 | 22.39 | 180,628 |
| Qualified XII (1.35) | 17,913.863 | 22.29 | 399,300 |
| Qualified XII (1.40) | 56,849.549 | 22.20 | 1,262,060 |
| Qualified XII (1.45) | 5,603.710 | 22.10 | 123,842 |
| Qualified XII (1.50) | 7,456.111 | 22.01 | 164,109 |
| Qualified XV | 16,292.697 | 25.88 | 421,655 |
| Qualified XVI | 135,065.927 | 24.77 | 3,345,583 |
| Qualified XVII | 5,992.636 | 25.26 | 151,374 |
| Qualified XVIII | 25,860.969 | 26.21 | 677,816 |
| Qualified XXI | 53,775.930 | 26.09 | 1,403,014 |
| Qualified XXIV | 141,346.540 | 23.12 | 3,267,932 |
| Qualified XXV | 177,086.550 | 25.80 | 4,568,833 |
| Qualified XXVI | 24,726.609 | 25.63 | 633,743 |
| Qualified XXVII | 1,025,397.813 | 10.06 | 10,315,502 |
| Qualified XXXII | 39,137.603 | 10.93 | 427,774 |
| Qualified XXXIII (0.65) | 4,920.943 | 11.46 | 56,394 |
| Qualified XXXIV (0.60) | 541,868.337 | 15.57 | 8,436,890 |
| | 16,734,800.284 | | $ 356,943,246 |
| | | | |
| **Janus Aspen Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 37,576.369 | $ 11.51 | $ 432,504 |
| Qualified XVIII | 2,807.124 | 11.51 | 32,310 |
| Qualified XXVII | 324,385.147 | 8.55 | 2,773,493 |
| | 364,768.640 | | $ 3,238,307 |
| | | | |
| **Janus Aspen Flexible Income** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 333.698 | $ 20.09 | $ 6,704 |
| Qualified VI | 1,416,300.000 | 20.42 | 28,920,846 |
| Qualified VIII | 200.833 | 20.41 | 4,099 |
| Qualified X (1.15) | 11,783.370 | 13.83 | 162,964 |
| Qualified X (1.25) | 176,770.888 | 13.74 | 2,428,832 |
| Qualified XII (0.05) | 15,602.810 | 21.35 | 333,120 |
| Qualified XII (0.15) | 15,138.386 | 12.27 | 185,748 |
| Qualified XII (0.25) | 90,318.853 | 14.64 | 1,322,268 |
| Qualified XII (0.30) | 130,922.260 | 14.60 | 1,911,465 |
| Qualified XII (0.40) | 173,296.632 | 18.11 | 3,138,402 |
| Qualified XII (0.45) | 92,521.868 | 14.45 | 1,336,941 |
| Qualified XII (0.55) | 65,115.877 | 14.36 | 935,064 |
| Qualified XII (0.60) | 105,125.227 | 14.31 | 1,504,342 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Flexible Income (continued)** | | | |
| Qualified XII (0.65) | 48,954.979 | $ 14.26 | $ 698,098 |
| Qualified XII (0.70) | 239,641.561 | 14.22 | 3,407,703 |
| Qualified XII (0.75) | 263,604.305 | 14.17 | 3,735,273 |
| Qualified XII (0.80) | 273,284.050 | 14.42 | 3,940,756 |
| Qualified XII (0.85) | 196,824.689 | 17.66 | 3,475,924 |
| Qualified XII (0.90) | 10,368.877 | 14.33 | 148,586 |
| Qualified XII (0.95) | 146,978.584 | 17.51 | 2,573,595 |
| Qualified XII (1.00) | 591,157.970 | 17.44 | 10,309,795 |
| Qualified XII (1.05) | 63,822.235 | 17.36 | 1,107,954 |
| Qualified XII (1.10) | 94,388.953 | 17.29 | 1,631,985 |
| Qualified XII (1.15) | 22,338.699 | 17.21 | 384,449 |
| Qualified XII (1.20) | 19,865.636 | 17.14 | 340,497 |
| Qualified XII (1.25) | 36,460.141 | 17.06 | 622,010 |
| Qualified XII (1.30) | 1,801.765 | 16.99 | 30,612 |
| Qualified XII (1.35) | 8,609.515 | 16.92 | 145,673 |
| Qualified XII (1.40) | 23,430.404 | 16.84 | 394,568 |
| Qualified XII (1.45) | 3,732.260 | 16.77 | 62,590 |
| Qualified XII (1.50) | 4,474.132 | 16.70 | 74,718 |
| Qualified XV | 10,709.273 | 20.92 | 224,038 |
| Qualified XVI | 33,591.613 | 20.03 | 672,840 |
| Qualified XVII | 2,896.719 | 20.42 | 59,151 |
| Qualified XVIII | 5,387.845 | 13.74 | 74,029 |
| Qualified XXI | 15,752.417 | 21.10 | 332,376 |
| Qualified XXIV | 40,553.877 | 17.54 | 711,315 |
| Qualified XXV | 19,215.484 | 20.86 | 400,835 |
| Qualified XXVI | 10,197.251 | 20.73 | 211,389 |
| Qualified XXXII | 2,964.660 | 10.30 | 30,536 |
| Qualified XXXIII (0.65) | 1,008.994 | 12.23 | 12,340 |
| Qualified XXXIV (0.60) | 11,507.058 | 14.31 | 164,666 |
| | 4,496,954.648 | | $ 78,169,096 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Growth** | | | |
| Currently payable annuity contracts: | | | $        359,229 |
| Contracts in accumulation period: | | | |
| Qualified I | 48.354 | $      15.49 | 749 |
| Qualified V | 1,523.277 | 17.70 | 26,962 |
| Qualified VI | 4,180,956.936 | 17.95 | 75,048,177 |
| Qualified VIII | 2,805.070 | 17.95 | 50,351 |
| Qualified X (1.15) | 28,575.284 | 19.38 | 553,789 |
| Qualified X (1.25) | 437,330.625 | 19.20 | 8,396,748 |
| Qualified XII (0.05) | 21,325.320 | 18.76 | 400,063 |
| Qualified XII (0.15) | 79,740.498 | 9.63 | 767,901 |
| Qualified XII (0.25) | 215,724.815 | 10.80 | 2,329,828 |
| Qualified XII (0.30) | 144,418.942 | 10.77 | 1,555,392 |
| Qualified XII (0.40) | 379,229.957 | 16.29 | 6,177,656 |
| Qualified XII (0.45) | 143,345.497 | 10.66 | 1,528,063 |
| Qualified XII (0.55) | 62,609.821 | 10.59 | 663,038 |
| Qualified XII (0.60) | 381,881.517 | 10.55 | 4,028,850 |
| Qualified XII (0.65) | 69,913.403 | 10.52 | 735,489 |
| Qualified XII (0.70) | 605,402.195 | 10.48 | 6,344,615 |
| Qualified XII (0.75) | 295,205.933 | 10.45 | 3,084,902 |
| Qualified XII (0.80) | 720,882.199 | 11.46 | 8,261,310 |
| Qualified XII (0.85) | 493,053.023 | 15.88 | 7,829,682 |
| Qualified XII (0.90) | 49,287.161 | 11.06 | 545,116 |
| Qualified XII (0.95) | 225,860.698 | 15.75 | 3,557,306 |
| Qualified XII (1.00) | 989,902.806 | 15.68 | 15,521,676 |
| Qualified XII (1.05) | 147,917.873 | 15.61 | 2,308,998 |
| Qualified XII (1.10) | 124,258.585 | 15.55 | 1,932,221 |
| Qualified XII (1.15) | 55,355.685 | 15.48 | 856,906 |
| Qualified XII (1.20) | 11,320.247 | 15.41 | 174,445 |
| Qualified XII (1.25) | 54,886.766 | 15.34 | 841,963 |
| Qualified XII (1.30) | 5,193.521 | 15.28 | 79,357 |
| Qualified XII (1.35) | 6,770.085 | 15.21 | 102,973 |
| Qualified XII (1.40) | 30,587.525 | 15.15 | 463,401 |
| Qualified XII (1.45) | 1,147.480 | 15.08 | 17,304 |
| Qualified XII (1.50) | 9,887.616 | 15.02 | 148,512 |
| Qualified XV | 22,030.397 | 18.39 | 405,139 |
| Qualified XVI | 108,343.271 | 17.61 | 1,907,925 |
| Qualified XVII | 13,946.630 | 17.95 | 250,342 |
| Qualified XVIII | 21,896.719 | 19.20 | 420,417 |
| Qualified XXI | 68,970.135 | 18.55 | 1,279,396 |
| Qualified XXII | 264.316 | 18.72 | 4,948 |
| Qualified XXIV | 112,201.394 | 15.78 | 1,770,538 |
| Qualified XXV | 105,124.700 | 18.34 | 1,927,987 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Growth (continued)** | | | |
| | | | |
| Qualified XXVI | 22,146.323 | $   18.22 | $        403,506 |
| Qualified XXVII | 1,579,855.078 | 19.79 | 31,265,332 |
| Qualified XXVIII | 228,629.690 | 19.67 | 4,497,146 |
| Qualified XXXII | 35,849.338 | 10.58 | 379,286 |
| Qualified XXXIII (0.65) | 219.792 | 9.60 | 2,110 |
| Qualified XXXIV (0.60) | 27,871.469 | 10.55 | 294,044 |
| | 12,323,697.966 | | $   199,501,088 |
| | | | |
| **Janus Aspen Mid Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| Qualified I | 41.156 | $   14.87 | $        612 |
| Qualified V | 877.390 | 20.92 | 18,355 |
| Qualified VI | 8,889,785.607 | 21.26 | 188,996,842 |
| Qualified VIII | 9,449.694 | 21.25 | 200,806 |
| Qualified X (1.15) | 23,824.843 | 20.73 | 493,889 |
| Qualified X (1.25) | 815,087.531 | 20.53 | 16,733,747 |
| Qualified XII (0.05) | 115,819.982 | 22.22 | 2,573,520 |
| Qualified XII (0.15) | 206,811.243 | 10.94 | 2,262,515 |
| Qualified XII (0.25) | 515,553.705 | 13.09 | 6,748,598 |
| Qualified XII (0.30) | 446,772.873 | 13.05 | 5,830,386 |
| Qualified XII (0.45) | 456,123.065 | 12.92 | 5,893,110 |
| Qualified XII (0.55) | 113,095.869 | 12.83 | 1,451,020 |
| Qualified XII (0.60) | 789,107.819 | 12.79 | 10,092,689 |
| Qualified XII (0.65) | 99,290.431 | 12.75 | 1,265,953 |
| Qualified XII (0.70) | 799,977.262 | 12.71 | 10,167,711 |
| Qualified XII (0.75) | 844,106.319 | 12.66 | 10,686,386 |
| Qualified XII (0.80) | 1,637,608.376 | 13.61 | 22,287,850 |
| Qualified XII (0.85) | 1,163,046.567 | 14.71 | 17,108,415 |
| Qualified XII (0.90) | 57,773.910 | 13.30 | 768,393 |
| Qualified XII (0.95) | 734,812.689 | 14.58 | 10,713,569 |
| Qualified XII (1.00) | 2,758,953.031 | 14.52 | 40,059,998 |
| Qualified XII (1.05) | 340,366.528 | 14.46 | 4,921,700 |
| Qualified XII (1.10) | 272,267.986 | 14.40 | 3,920,659 |
| Qualified XII (1.15) | 161,763.573 | 14.33 | 2,318,072 |
| Qualified XII (1.20) | 45,237.421 | 14.27 | 645,538 |
| Qualified XII (1.25) | 118,948.065 | 14.21 | 1,690,252 |
| Qualified XII (1.30) | 7,648.481 | 14.15 | 108,226 |
| Qualified XII (1.35) | 29,900.497 | 14.09 | 421,298 |
| Qualified XII (1.40) | 78,426.942 | 14.03 | 1,100,330 |
| Qualified XII (1.45) | 2,239.585 | 13.97 | 31,287 |
| Qualified XII (1.50) | 23,491.302 | 13.91 | 326,764 |
| Qualified XV | 65,531.221 | 21.78 | 1,427,270 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Mid Cap Growth (continued)** | | | |
| Qualified XVI | 209,514.094 | $ 20.86 | $ 4,370,464 |
| Qualified XVII | 27,191.392 | 21.26 | 578,089 |
| Qualified XVIII | 27,679.396 | 20.53 | 568,258 |
| Qualified XXI | 182,201.365 | 21.97 | 4,002,964 |
| Qualified XXII | 43.843 | 22.17 | 972 |
| Qualified XXIV | 370,418.960 | 14.61 | 5,411,821 |
| Qualified XXV | 267,172.882 | 21.72 | 5,802,995 |
| Qualified XXVI | 76,241.937 | 21.58 | 1,645,301 |
| Qualified XXVII | 2,256,189.603 | 24.72 | 55,773,007 |
| Qualified XXVIII | 289,261.986 | 24.57 | 7,107,167 |
| Qualified XXXII | 30,648.450 | 12.26 | 375,750 |
| Qualified XXXIV (0.60) | 112,053.245 | 12.79 | 1,433,161 |
| | 25,472,358.116 | | $ 458,335,709 |
| | | | |
| **Janus Aspen Worldwide Growth** | | | |
| Currently payable annuity contracts: | | | $ 519,898 |
| Contracts in accumulation period: | | | |
| Qualified V | 820.774 | $ 20.41 | 16,752 |
| Qualified VI | 8,351,236.138 | 20.56 | 171,701,415 |
| Qualified VIII | 8,624.500 | 20.49 | 176,716 |
| Qualified X (1.15) | 47,800.171 | 23.32 | 1,114,700 |
| Qualified X (1.25) | 806,681.334 | 23.09 | 18,626,272 |
| Qualified XII (0.05) | 86,381.200 | 21.49 | 1,856,332 |
| Qualified XII (0.15) | 125,431.118 | 9.48 | 1,189,087 |
| Qualified XII (0.25) | 683,019.029 | 10.51 | 7,178,530 |
| Qualified XII (0.30) | 213,825.954 | 10.48 | 2,240,896 |
| Qualified XII (0.40) | 383,966.872 | 17.87 | 6,861,488 |
| Qualified XII (0.45) | 691,100.675 | 10.37 | 7,166,714 |
| Qualified XII (0.55) | 163,286.699 | 10.30 | 1,681,853 |
| Qualified XII (0.60) | 790,819.766 | 10.27 | 8,121,719 |
| Qualified XII (0.65) | 108,910.058 | 10.24 | 1,115,239 |
| Qualified XII (0.70) | 1,004,140.785 | 10.20 | 10,242,236 |
| Qualified XII (0.75) | 995,706.785 | 10.17 | 10,126,338 |
| Qualified XII (0.80) | 1,435,110.906 | 11.92 | 17,106,522 |
| Qualified XII (0.85) | 873,972.002 | 17.43 | 15,233,332 |
| Qualified XII (0.90) | 71,081.261 | 11.58 | 823,121 |
| Qualified XII (0.95) | 596,642.419 | 17.28 | 10,309,981 |
| Qualified XII (1.00) | 2,030,795.407 | 17.20 | 34,929,681 |
| Qualified XII (1.05) | 340,989.142 | 17.13 | 5,841,144 |
| Qualified XII (1.10) | 212,534.193 | 17.05 | 3,623,708 |
| Qualified XII (1.15) | 165,203.651 | 16.98 | 2,805,158 |
| Qualified XII (1.20) | 35,848.788 | 16.91 | 606,203 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Worldwide Growth (continued)** | | | |
| Qualified XII (1.25) | 69,875.045 | $ 16.83 | $ 1,175,997 |
| Qualified XII (1.30) | 7,636.217 | 16.76 | 127,983 |
| Qualified XII (1.35) | 16,806.111 | 16.69 | 280,494 |
| Qualified XII (1.40) | 55,159.567 | 16.62 | 916,752 |
| Qualified XII (1.45) | 2,765.861 | 16.55 | 45,775 |
| Qualified XII (1.50) | 19,870.249 | 16.47 | 327,263 |
| Qualified XV | 48,324.121 | 21.06 | 1,017,706 |
| Qualified XVI | 197,373.376 | 20.17 | 3,981,021 |
| Qualified XVII | 36,361.479 | 20.56 | 747,592 |
| Qualified XVIII | 37,079.298 | 23.09 | 856,161 |
| Qualified XXI | 105,840.160 | 21.24 | 2,248,045 |
| Qualified XXII | 1,017.817 | 21.44 | 21,822 |
| Qualified XXIV | 250,240.554 | 17.31 | 4,331,664 |
| Qualified XXV | 139,748.238 | 21.00 | 2,934,713 |
| Qualified XXVI | 48,080.115 | 20.87 | 1,003,432 |
| Qualified XXVII | 2,326,339.432 | 23.23 | 54,040,865 |
| Qualified XXVIII | 385,185.275 | 23.09 | 8,893,928 |
| Qualified XXXII | 52,890.968 | 10.85 | 573,867 |
| Qualified XXXIV (0.60) | 82,855.306 | 10.27 | 850,924 |
| | 24,107,378.816 | | $ 425,591,039 |
| | | | |
| **Janus Twenty** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.95) | 84,713.559 | $ 5.90 | $ 499,810 |
| Qualified XII (1.10) | 39,284.327 | 5.87 | 230,599 |
| | 123,997.886 | | $ 730,409 |
| | | | |
| **Lord Abbett Affiliated** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 289.369 | $ 11.10 | $ 3,212 |
| ING MAP PLUS NP14 | 623.556 | 11.08 | 6,909 |
| ING MAP PLUS NP15 | 2,642.006 | 11.07 | 29,247 |
| ING MAP PLUS NP16 | 8,800.452 | 11.07 | 97,421 |
| ING MAP PLUS NP17 | 2,583.363 | 11.06 | 28,572 |
| ING MAP PLUS NP22 | 3,498.460 | 11.04 | 38,623 |
| ING MAP PLUS NP23 | 174.343 | 11.03 | 1,923 |
| ING MAP PLUS NP26 | 1,397.641 | 11.02 | 15,402 |
| | 20,009.190 | | $ 221,309 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Growth and Income** | | | |
| Currently payable annuity contracts: | | | $ 682,674 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,394.751 | $ 11.24 | 15,677 |
| Qualified VI | 3,951,615.650 | 11.31 | 44,692,773 |
| Qualified VIII | 4,402.832 | 11.30 | 49,752 |
| Qualified X (1.15) | 101,882.540 | 11.34 | 1,155,348 |
| Qualified X (1.25) | 686,678.692 | 11.31 | 7,766,336 |
| Qualified XII (0.45) | 796.213 | 11.62 | 9,252 |
| Qualified XII (0.55) | 200,109.586 | 11.58 | 2,317,269 |
| Qualified XII (0.60) | 46,852.574 | 11.85 | 555,203 |
| Qualified XII (0.65) | 71,097.487 | 11.54 | 820,465 |
| Qualified XII (0.70) | 191,700.695 | 11.52 | 2,208,392 |
| Qualified XII (0.75) | 236,532.087 | 11.50 | 2,720,119 |
| Qualified XII (0.80) | 578,567.945 | 11.48 | 6,641,960 |
| Qualified XII (0.85) | 738,287.609 | 11.46 | 8,460,776 |
| Qualified XII (0.90) | 20,383.828 | 11.44 | 233,191 |
| Qualified XII (0.95) | 285,912.960 | 11.42 | 3,265,126 |
| Qualified XII (1.00) | 1,645,556.491 | 11.40 | 18,759,344 |
| Qualified XII (1.05) | 128,257.645 | 11.38 | 1,459,572 |
| Qualified XII (1.10) | 121,409.595 | 11.36 | 1,379,213 |
| Qualified XII (1.15) | 37,600.176 | 11.34 | 426,386 |
| Qualified XII (1.20) | 28,089.585 | 11.33 | 318,255 |
| Qualified XII (1.25) | 85,275.685 | 11.31 | 964,468 |
| Qualified XII (1.30) | 9,718.334 | 11.29 | 109,720 |
| Qualified XII (1.35) | 3,821.473 | 11.27 | 43,068 |
| Qualified XII (1.40) | 31,920.978 | 11.25 | 359,111 |
| Qualified XII (1.45) | 4,484.150 | 11.23 | 50,357 |
| Qualified XII (1.50) | 24,465.032 | 11.21 | 274,253 |
| Qualified XV | 12,474.168 | 11.42 | 142,455 |
| Qualified XVI | 77,390.009 | 11.21 | 867,542 |
| Qualified XVII | 18,851.105 | 11.31 | 213,206 |
| Qualified XVIII | 24,234.748 | 11.31 | 274,095 |
| Qualified XXI | 48,282.840 | 11.48 | 554,287 |
| Qualified XXIV | 56,108.465 | 11.46 | 643,003 |
| Qualified XXV | 75,691.304 | 11.50 | 870,450 |
| Qualified XXVI | 11,720.542 | 11.44 | 134,083 |
| Qualified XXXII | 4,273.988 | 11.61 | 49,621 |
| Qualified XXXIV (0.60) | 15,217.468 | 11.85 | 180,327 |
| | 9,581,059.230 | | $ 109,667,129 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid-Cap Value - Class VC** | | | |
| Currently payable annuity contracts: | | | $ 199,893 |
| Contracts in accumulation period: | | | |
| NYSUT 457 | 500,248.724 | $ 15.68 | 7,843,900 |
| Qualified V | 11,159.007 | 12.49 | 139,376 |
| Qualified VI | 2,159,781.688 | 12.56 | 27,126,858 |
| Qualified X (1.15) | 68,329.445 | 12.60 | 860,951 |
| Qualified X (1.25) | 353,609.873 | 12.56 | 4,441,340 |
| Qualified XI | 1,667.846 | 13.00 | 21,682 |
| Qualified XII (0.30) | 27,640.139 | 12.98 | 358,769 |
| Qualified XII (0.45) | 39,456.313 | 12.91 | 509,381 |
| Qualified XII (0.55) | 122,933.256 | 12.87 | 1,582,151 |
| Qualified XII (0.60) | 28,499.084 | 14.20 | 404,687 |
| Qualified XII (0.65) | 5,983.386 | 12.82 | 76,707 |
| Qualified XII (0.70) | 69,459.609 | 12.80 | 889,083 |
| Qualified XII (0.75) | 48,903.364 | 12.78 | 624,985 |
| Qualified XII (0.80) | 289,338.166 | 12.76 | 3,691,955 |
| Qualified XII (0.85) | 158,816.012 | 12.74 | 2,023,316 |
| Qualified XII (0.90) | 8,605.823 | 12.71 | 109,380 |
| Qualified XII (0.95) | 136,721.355 | 12.69 | 1,734,994 |
| Qualified XII (1.00) | 2,256,745.620 | 12.67 | 28,592,967 |
| Qualified XII (1.05) | 58,607.036 | 12.65 | 741,379 |
| Qualified XII (1.10) | 34,989.786 | 12.63 | 441,921 |
| Qualified XII (1.15) | 23,810.000 | 12.60 | 300,006 |
| Qualified XII (1.20) | 25,032.591 | 12.58 | 314,910 |
| Qualified XII (1.25) | 33,044.188 | 12.56 | 415,035 |
| Qualified XII (1.30) | 8,043.142 | 12.54 | 100,861 |
| Qualified XII (1.35) | 5,106.949 | 12.52 | 63,939 |
| Qualified XII (1.40) | 14,769.040 | 12.50 | 184,613 |
| Qualified XII (1.45) | 2,539.455 | 12.47 | 31,667 |
| Qualified XII (1.50) | 3,920.000 | 12.45 | 48,804 |
| Qualified XV | 5,586.998 | 12.69 | 70,899 |
| Qualified XVI | 45,281.044 | 12.45 | 563,749 |
| Qualified XVII | 3,637.739 | 12.56 | 45,690 |
| Qualified XVIII | 5,626.433 | 12.56 | 70,668 |
| Qualified XXI | 43,373.432 | 12.76 | 553,445 |
| Qualified XXIV | 112,314.925 | 12.73 | 1,429,769 |
| Qualified XXV | 36,588.263 | 12.78 | 467,598 |
| Qualified XXVI | 5,810.229 | 12.71 | 73,848 |
| Qualified XXVIII | 636,706.691 | 13.60 | 8,659,211 |
| Qualified XXXII | 8,519.051 | 12.65 | 107,766 |
| Qualified XXXIII (0.65) | 12,913.092 | 14.36 | 185,432 |
| Qualified XXXIV (0.60) | 9,661.760 | 14.20 | 137,197 |
| | 7,423,780.554 | | $ 96,240,782 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Mid Cap Value - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,412.895 | $ 12.02 | $ 65,063 |
| ING MAP PLUS NP17 | 6,142.988 | 11.98 | 73,593 |
| ING MAP PLUS NP22 | 1,787.113 | 11.95 | 21,356 |
| ING MAP PLUS NP23 | 1,170.293 | 11.95 | 13,985 |
| ING MAP PLUS NP26 | 1,162.280 | 11.93 | 13,866 |
| ING MAP PLUS NP29 | 6,302.351 | 11.91 | 75,061 |
| ING MAP PLUS NP7 | 1,753.532 | 12.03 | 21,095 |
| Qualified XII (1.00) | 385.052 | 14.25 | 5,487 |
| | 24,116.504 | | $ 289,506 |
| | | | |
| **Lord Abbett Small-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 3,438.767 | $ 11.84 | $ 40,715 |
| ING MAP PLUS NP11 | 21,590.541 | 11.84 | 255,632 |
| ING MAP PLUS NP15 | 3,189.924 | 11.81 | 37,673 |
| ING MAP PLUS NP17 | 8,244.831 | 11.80 | 97,289 |
| ING MAP PLUS NP21 | 150.000 | 11.78 | 1,767 |
| ING MAP PLUS NP22 | 5,663.582 | 11.78 | 66,717 |
| ING MAP PLUS NP29 | 2,551.022 | 11.74 | 29,949 |
| | 44,828.667 | | $ 529,742 |
| | | | |
| **Massachusetts Investors Growth Stock** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 16,861.815 | $ 10.58 | $ 178,398 |
| ING MAP PLUS NP15 | 145.213 | 10.55 | 1,532 |
| | 17,007.028 | | $ 179,930 |
| | | | |
| **MFS® Total Return** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 2,358,000.756 | $ 14.54 | $ 34,285,331 |
| Qualified XXVIII | 2,800,859.931 | 14.45 | 40,472,426 |
| | 5,158,860.687 | | $ 74,757,757 |
| | | | |
| **Moderate Allocation** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 41 | 5,862.593 | $ 10.72 | $ 62,847 |
| | 5,862.593 | | $ 62,847 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Mutual Discovery** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP10 | 11,384.742 | $ | 11.60 | $ | 132,063 |
| ING MAP PLUS NP22 | 4,652.253 | | 11.54 | | 53,687 |
| | 16,036.995 | | | $ | 185,750 |
| | | | | | |
| **New Perspective Fund® - Class R-3** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP15 | 12,454.268 | $ | 11.13 | $ | 138,616 |
| ING MAP PLUS NP17 | 4,726.439 | | 11.12 | | 52,558 |
| ING MAP PLUS NP7 | 1,183.796 | | 11.17 | | 13,223 |
| | 18,364.503 | | | $ | 204,397 |
| | | | | | |
| **New Perspective Fund® - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 307,558.569 | | 11.32 | | 3,481,563 |
| Qualified XII (0.55) | 430.783 | | 11.37 | | 4,898 |
| Qualified XII (0.70) | 14,558.099 | | 11.36 | | 165,380 |
| Qualified XII (0.75) | 8,872.271 | | 11.36 | | 100,789 |
| Qualified XII (0.80) | 208,700.088 | | 11.35 | | 2,368,746 |
| Qualified XII (0.85) | 49,471.983 | | 11.35 | | 561,507 |
| Qualified XII (0.90) | 1,713.833 | | 11.35 | | 19,452 |
| Qualified XII (0.95) | 17,217.196 | | 11.34 | | 195,243 |
| Qualified XII (1.00) | 117,405.379 | | 11.34 | | 1,331,377 |
| Qualified XII (1.05) | 6,474.691 | | 11.34 | | 73,423 |
| Qualified XII (1.10) | 7,460.988 | | 11.33 | | 84,533 |
| Qualified XII (1.15) | 2,962.224 | | 11.33 | | 33,562 |
| Qualified XII (1.20) | 143.198 | | 11.32 | | 1,621 |
| Qualified XII (1.25) | 5,595.318 | | 11.32 | | 63,339 |
| Qualified XII (1.35) | 20.867 | | 11.31 | | 236 |
| Qualified XII (1.40) | 557.383 | | 11.31 | | 6,304 |
| Qualified XII (1.50) | 522.655 | | 11.30 | | 5,906 |
| Qualified XVI | 473.097 | | 11.30 | | 5,346 |
| Qualified XVII | 13.933 | | 11.34 | | 158 |
| Qualified XXIV | 11,504.203 | | 11.66 | | 134,139 |
| | 761,656.758 | | | $ | 8,637,522 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,992.375 | $ 10.36 | $ 62,081 |
| ING MAP PLUS NP11 | 1,489.952 | 10.35 | 15,421 |
| ING MAP PLUS NP14 | 281.528 | 10.34 | 2,911 |
| ING MAP PLUS NP15 | 127.590 | 10.33 | 1,318 |
| ING MAP PLUS NP16 | 11,085.673 | 10.33 | 114,515 |
| ING MAP PLUS NP22 | 1,964.660 | 10.30 | 20,236 |
| ING MAP PLUS NP29 | 76.436 | 10.27 | 785 |
| | 21,018.214 | | $ 217,267 |
| | | | |
| **Oppenheimer Developing Markets** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 2,171.822 | $ 13.06 | $ 28,364 |
| ING MAP PLUS NP14 | 2,836.915 | 13.03 | 36,965 |
| ING MAP PLUS NP16 | 3,594.700 | 13.02 | 46,803 |
| ING MAP PLUS NP17 | 4,445.238 | 13.02 | 57,877 |
| ING MAP PLUS NP19 | 4,179.077 | 13.00 | 54,328 |
| ING MAP PLUS NP26 | 456.327 | 12.96 | 5,914 |
| ING MAP PLUS NP30 | 63.601 | 12.94 | 823 |
| Qualified V | 129.731 | 28.59 | 3,709 |
| Qualified VI | 475,584.925 | 28.79 | 13,692,090 |
| Qualified XII (0.55) | 644.426 | 29.69 | 19,133 |
| Qualified XII (0.60) | 308.977 | 29.63 | 9,155 |
| Qualified XII (0.65) | 110.826 | 29.56 | 3,276 |
| Qualified XII (0.70) | 14,675.627 | 29.50 | 432,931 |
| Qualified XII (0.75) | 5,797.723 | 29.43 | 170,627 |
| Qualified XII (0.80) | 56,413.109 | 29.37 | 1,656,853 |
| Qualified XII (0.85) | 16,831.263 | 29.30 | 493,156 |
| Qualified XII (0.90) | 2,294.870 | 29.24 | 67,102 |
| Qualified XII (0.95) | 16,282.414 | 29.17 | 474,958 |
| Qualified XII (1.00) | 126,957.918 | 29.11 | 3,695,745 |
| Qualified XII (1.05) | 10,521.136 | 29.05 | 305,639 |
| Qualified XII (1.10) | 14,273.223 | 28.98 | 413,638 |
| Qualified XII (1.15) | 7,115.387 | 28.92 | 205,777 |
| Qualified XII (1.20) | 616.008 | 28.86 | 17,778 |
| Qualified XII (1.25) | 3,752.796 | 28.79 | 108,043 |
| Qualified XII (1.30) | 1,423.251 | 28.73 | 40,890 |
| Qualified XII (1.35) | 49.424 | 28.67 | 1,417 |
| Qualified XII (1.40) | 1,039.545 | 28.60 | 29,731 |
| Qualified XII (1.45) | 121.128 | 28.54 | 3,457 |
| Qualified XII (1.50) | 189.220 | 28.48 | 5,389 |
| Qualified XVI | 7,720.857 | 28.48 | 219,890 |
| Qualified XVII | 2,971.205 | 28.79 | 85,541 |
| Qualified XXIV | 15,217.589 | 29.28 | 445,571 |
| Qualified XXVII | 757,938.353 | 19.19 | 14,544,837 |
| | 1,556,728.611 | | $ 37,377,407 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 285.930 | $ 14.57 | $ 4,166 |
| | 285.930 | | $ 4,166 |
| | | | |
| **Oppenheimer Main Street Fund® - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,181.655 | $ 10.63 | $ 12,561 |
| ING MAP PLUS NP29 | 32.386 | 10.56 | 342 |
| | 1,214.041 | | $ 12,903 |
| **Oppenheimer Aggressive Growth** | | | |
| Contracts in accumulation period: | | | |
| Currently payable annuity contracts: | | | $ 3,368 |
| | | | $ 3,368 |
| | | | |
| **Oppenheimer Global Securities** | | | |
| Currently payable annuity contracts: | | | $ 956,285 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 573.666 | $ 11.43 | 6,557 |
| ING MAP PLUS NP15 | 4,605.599 | 11.43 | 52,642 |
| ING MAP PLUS NP17 | 2,772.679 | 11.42 | 31,664 |
| ING MAP PLUS NP21 | 134.824 | 11.40 | 1,537 |
| ING MAP PLUS NP22 | 1,476.119 | 11.39 | 16,813 |
| ING MAP PLUS NP23 | 1,585.163 | 11.39 | 18,055 |
| ING MAP PLUS NP26 | 23.219 | 11.37 | 264 |
| ING MAP PLUS NP27 | 26.386 | 11.37 | 300 |
| ING MAP PLUS NP29 | 1,468.310 | 11.36 | 16,680 |
| ING MAP PLUS NP9 | 14,623.036 | 11.46 | 167,580 |
| Qualified V | 1,338.758 | 17.88 | 23,937 |
| Qualified VI | 6,774,870.116 | 18.07 | 122,421,903 |
| Qualified VIII | 1,417.718 | 18.06 | 25,604 |
| Qualified X (1.15) | 70,465.200 | 18.19 | 1,281,762 |
| Qualified X (1.25) | 602,331.599 | 18.07 | 10,884,132 |
| Qualified XI | 2,243.309 | 18.98 | 42,578 |
| Qualified XII (0.05) | 140,975.119 | 18.81 | 2,651,742 |
| Qualified XII (0.15) | 51,098.856 | 13.11 | 669,906 |
| Qualified XII (0.25) | 554,882.970 | 19.26 | 10,687,046 |
| Qualified XII (0.30) | 124,579.323 | 19.20 | 2,391,923 |
| Qualified XII (0.45) | 126,706.207 | 19.01 | 2,408,685 |
| Qualified XII (0.55) | 197,892.638 | 18.88 | 3,736,213 |
| Qualified XII (0.60) | 479,992.773 | 18.82 | 9,033,464 |
| Qualified XII (0.65) | 90,636.141 | 18.76 | 1,700,334 |
| Qualified XII (0.70) | 340,028.610 | 18.70 | 6,358,535 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Securities (continued)** | | | |
| Qualified XII (0.75) | 665,171.996 | $ 18.64 | $ 12,398,806 |
| Qualified XII (0.80) | 2,607,975.242 | 18.62 | 48,560,499 |
| Qualified XII (0.85) | 657,638.201 | 18.56 | 12,205,765 |
| Qualified XII (0.90) | 29,946.811 | 18.50 | 554,016 |
| Qualified XII (0.95) | 450,892.353 | 18.44 | 8,314,455 |
| Qualified XII (1.00) | 2,817,189.058 | 18.37 | 51,751,763 |
| Qualified XII (1.05) | 248,724.577 | 18.31 | 4,554,147 |
| Qualified XII (1.10) | 149,366.630 | 18.25 | 2,725,941 |
| Qualified XII (1.15) | 83,303.243 | 18.19 | 1,515,286 |
| Qualified XII (1.20) | 32,120.463 | 18.13 | 582,344 |
| Qualified XII (1.25) | 124,005.811 | 18.07 | 2,240,785 |
| Qualified XII (1.30) | 13,046.086 | 18.01 | 234,960 |
| Qualified XII (1.35) | 9,196.936 | 17.95 | 165,085 |
| Qualified XII (1.40) | 55,453.382 | 17.89 | 992,061 |
| Qualified XII (1.45) | 4,069.770 | 17.83 | 72,564 |
| Qualified XII (1.50) | 11,634.778 | 17.77 | 206,750 |
| Qualified XV | 17,929.989 | 18.44 | 330,629 |
| Qualified XVI | 143,311.986 | 17.77 | 2,546,654 |
| Qualified XVII | 29,012.009 | 18.07 | 524,247 |
| Qualified XVIII | 11,825.567 | 18.07 | 213,688 |
| Qualified XXI | 68,358.472 | 18.59 | 1,270,784 |
| Qualified XXIV | 167,981.612 | 18.49 | 3,105,980 |
| Qualified XXV | 90,543.608 | 18.46 | 1,671,435 |
| Qualified XXVI | 23,658.179 | 18.34 | 433,891 |
| Qualified XXVII | 2,689,500.905 | 18.78 | 50,508,827 |
| Qualified XXVIII | 1,399,013.658 | 18.67 | 26,119,585 |
| Qualified XXXII | 19,729.345 | 12.37 | 244,052 |
| Qualified XXXIII (0.65) | 11,773.680 | 13.07 | 153,882 |
| Qualified XXXIV (0.60) | 30,974.495 | 18.82 | 582,940 |
| | 22,250,097.180 | | $ 410,367,962 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts: | | | $ 43,201 |
| | | | $ 43,201 |
| | | | |
| **Oppenheimer Main Street® Small Cap** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 369.268 | $ 12.30 | $ 4,542 |
| | 369.268 | | $ 4,542 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Strategic Bond** | | | |
| Currently payable annuity contracts: | | | $ 86,300 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,556.606 | $ 13.85 | 21,559 |
| Qualified VI | 1,071,573.286 | 14.00 | 15,002,026 |
| Qualified VIII | 1,324.429 | 14.00 | 18,542 |
| Qualified X (1.15) | 37,651.773 | 14.10 | 530,890 |
| Qualified X (1.25) | 164,955.286 | 14.00 | 2,309,374 |
| Qualified XI | 1,449.422 | 14.71 | 21,321 |
| Qualified XII (0.05) | 34,543.416 | 14.58 | 503,643 |
| Qualified XII (0.15) | 7,108.454 | 13.84 | 98,381 |
| Qualified XII (0.25) | 65,593.992 | 14.98 | 982,598 |
| Qualified XII (0.30) | 48,877.160 | 14.93 | 729,736 |
| Qualified XII (0.40) | 95,983.356 | 14.78 | 1,418,634 |
| Qualified XII (0.45) | 27,228.417 | 14.78 | 402,436 |
| Qualified XII (0.55) | 24,357.220 | 14.68 | 357,564 |
| Qualified XII (0.60) | 61,421.941 | 14.63 | 898,603 |
| Qualified XII (0.65) | 28,120.713 | 14.58 | 410,000 |
| Qualified XII (0.70) | 81,306.602 | 14.54 | 1,182,198 |
| Qualified XII (0.75) | 73,506.626 | 14.49 | 1,065,111 |
| Qualified XII (0.80) | 168,274.636 | 14.43 | 2,428,203 |
| Qualified XII (0.85) | 116,322.045 | 14.38 | 1,672,711 |
| Qualified XII (0.90) | 6,294.909 | 14.34 | 90,269 |
| Qualified XII (0.95) | 100,059.133 | 14.29 | 1,429,845 |
| Qualified XII (1.00) | 277,954.495 | 14.24 | 3,958,072 |
| Qualified XII (1.05) | 36,861.452 | 14.19 | 523,064 |
| Qualified XII (1.10) | 35,337.270 | 14.14 | 499,669 |
| Qualified XII (1.15) | 12,669.858 | 14.10 | 178,645 |
| Qualified XII (1.20) | 2,817.295 | 14.05 | 39,583 |
| Qualified XII (1.25) | 29,772.928 | 14.00 | 416,821 |
| Qualified XII (1.30) | 7,448.066 | 13.96 | 103,975 |
| Qualified XII (1.35) | 3,874.551 | 13.91 | 53,895 |
| Qualified XII (1.40) | 13,615.729 | 13.86 | 188,714 |
| Qualified XII (1.45) | 3,447.829 | 13.82 | 47,649 |
| Qualified XII (1.50) | 1,034.132 | 13.77 | 14,240 |
| Qualified XV | 13,570.959 | 14.29 | 193,929 |
| Qualified XVI | 24,376.398 | 13.77 | 335,663 |
| Qualified XVII | 4,063.000 | 14.00 | 56,882 |
| Qualified XVIII | 5,424.214 | 14.00 | 75,939 |
| Qualified XXI | 5,767.592 | 14.41 | 83,111 |
| Qualified XXIV | 29,979.623 | 14.33 | 429,608 |
| Qualified XXV | 35,152.377 | 14.30 | 502,679 |
| Qualified XXVI | 7,167.065 | 14.21 | 101,844 |
| Qualified XXVII | 354,444.194 | 14.21 | 5,036,652 |
| Qualified XXVIII | 173,322.734 | 14.12 | 2,447,317 |
| Qualified XXXII | 6,721.783 | 10.88 | 73,133 |
| Qualified XXXIV (0.60) | 3,902.803 | 14.63 | 57,098 |
| | 3,306,235.769 | | $ 47,078,126 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 19.694 | $ 11.12 | $ 219 |
| ING MAP PLUS NP14 | 481.261 | 11.10 | 5,342 |
| ING MAP PLUS NP15 | 218.199 | 11.10 | 2,422 |
| ING MAP PLUS NP30 | 13.249 | 11.02 | 146 |
| Qualified VI | 436,918.655 | 10.56 | 4,613,861 |
| Qualified XII (0.55) | 559.321 | 10.89 | 6,091 |
| Qualified XII (0.65) | 106.273 | 10.84 | 1,152 |
| Qualified XII (0.70) | 21,085.305 | 10.82 | 228,143 |
| Qualified XII (0.75) | 45,236.019 | 10.80 | 488,549 |
| Qualified XII (0.80) | 74,393.036 | 10.77 | 801,213 |
| Qualified XII (0.85) | 23,476.186 | 10.75 | 252,369 |
| Qualified XII (0.95) | 21,430.280 | 10.70 | 229,304 |
| Qualified XII (1.00) | 336,606.461 | 10.68 | 3,594,957 |
| Qualified XII (1.05) | 37,976.641 | 10.66 | 404,831 |
| Qualified XII (1.10) | 955.973 | 10.63 | 10,162 |
| Qualified XII (1.15) | 3,782.564 | 10.61 | 40,133 |
| Qualified XII (1.20) | 901.983 | 10.59 | 9,552 |
| Qualified XII (1.25) | 8,390.152 | 10.56 | 88,600 |
| Qualified XII (1.35) | 8.365 | 10.52 | 88 |
| Qualified XII (1.40) | 3,533.842 | 10.49 | 37,070 |
| Qualified XII (1.45) | 136.867 | 10.47 | 1,433 |
| Qualified XVI | 3,350.622 | 10.45 | 35,014 |
| Qualified XVII | 2,773.011 | 10.56 | 29,283 |
| Qualified XXIV | 9,175.791 | 10.74 | 98,548 |
| Qualified XXVII | 518,199.626 | 10.70 | 5,544,736 |
| | 1,549,729.376 | | $ 16,523,218 |
| | | | |
| **PIMCO NFJ Small-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 4,377.667 | $ 12.00 | $ 52,532 |
| | 4,377.667 | | $ 52,532 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO VIT Real Return** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 303,706.308 | $ 10.78 | $ 3,273,954 |
| Qualified X (1.25) | 2,211.889 | 10.43 | 23,070 |
| Qualified XII (0.60) | 276.916 | 10.83 | 2,999 |
| Qualified XII (0.70) | 32,095.564 | 10.82 | 347,274 |
| Qualified XII (0.75) | 3,232.994 | 10.82 | 34,981 |
| Qualified XII (0.80) | 58,300.000 | 10.82 | 630,806 |
| Qualified XII (0.85) | 16,990.657 | 10.81 | 183,669 |
| Qualified XII (0.90) | 93.432 | 10.81 | 1,010 |
| Qualified XII (0.95) | 21,653.241 | 10.80 | 233,855 |
| Qualified XII (1.00) | 390,652.593 | 10.80 | 4,219,048 |
| Qualified XII (1.05) | 9,234.167 | 10.80 | 99,729 |
| Qualified XII (1.10) | 12,813.624 | 10.79 | 138,259 |
| Qualified XII (1.15) | 4,166.358 | 10.79 | 44,955 |
| Qualified XII (1.20) | 400.834 | 10.79 | 4,325 |
| Qualified XII (1.25) | 6,279.870 | 10.78 | 67,697 |
| Qualified XII (1.35) | 1,575.046 | 10.78 | 16,979 |
| Qualified XII (1.40) | 1,184.215 | 10.77 | 12,754 |
| Qualified XII (1.45) | 145.961 | 10.77 | 1,572 |
| Qualified XII (1.50) | 246.840 | 10.76 | 2,656 |
| Qualified XVI | 13,498.420 | 10.76 | 145,243 |
| Qualified XXIV | 3,201.132 | 10.60 | 33,932 |
| | 881,960.061 | | $ 9,518,767 |
| | | | |
| **Pioneer High Yield** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 5,074.690 | $ 10.47 | $ 53,132 |
| ING MAP PLUS NP14 | 7,727.655 | 10.45 | 80,754 |
| ING MAP PLUS NP16 | 4,419.923 | 10.44 | 46,144 |
| ING MAP PLUS NP17 | 4,663.506 | 10.44 | 48,687 |
| ING MAP PLUS NP19 | 2,446.980 | 10.43 | 25,522 |
| ING MAP PLUS NP23 | 881.076 | 10.41 | 9,172 |
| ING MAP PLUS NP30 | 88.921 | 10.38 | 923 |
| ING MAP PLUS NP9 | 16,499.427 | 10.48 | 172,914 |
| | 41,802.178 | | $ 437,248 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Equity Income** | | | |
| Currently payable annuity contracts: | | | $ 148,935 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP29 | 4.960 | $ 11.29 | 56 |
| NYSUT 457 | 159,520.872 | 13.99 | 2,231,697 |
| Qualified VI | 893,501.529 | 11.12 | 9,935,737 |
| Qualified VIII | 4,447.482 | 11.12 | 49,456 |
| Qualified X (1.15) | 13,513.083 | 11.16 | 150,806 |
| Qualified X (1.25) | 148,751.259 | 11.12 | 1,654,114 |
| Qualified XI | 1,876.629 | 11.51 | 21,600 |
| Qualified XII (0.30) | 14,407.658 | 11.49 | 165,544 |
| Qualified XII (0.45) | 3,127.909 | 11.43 | 35,752 |
| Qualified XII (0.55) | 57,715.715 | 11.39 | 657,382 |
| Qualified XII (0.60) | 7,714.780 | 11.57 | 89,260 |
| Qualified XII (0.65) | 43,020.352 | 11.35 | 488,281 |
| Qualified XII (0.70) | 25,155.869 | 11.33 | 285,016 |
| Qualified XII (0.75) | 100,429.355 | 11.31 | 1,135,856 |
| Qualified XII (0.80) | 416,204.252 | 11.29 | 4,698,946 |
| Qualified XII (0.85) | 90,771.961 | 11.27 | 1,023,000 |
| Qualified XII (0.90) | 8,282.845 | 11.25 | 93,182 |
| Qualified XII (0.95) | 73,619.056 | 11.23 | 826,742 |
| Qualified XII (1.00) | 220,727.362 | 11.22 | 2,476,561 |
| Qualified XII (1.05) | 23,516.607 | 11.20 | 263,386 |
| Qualified XII (1.10) | 12,888.730 | 11.18 | 144,096 |
| Qualified XII (1.15) | 37,928.853 | 11.16 | 423,286 |
| Qualified XII (1.20) | 3,624.147 | 11.14 | 40,373 |
| Qualified XII (1.25) | 19,642.536 | 11.12 | 218,425 |
| Qualified XII (1.30) | 3,199.099 | 11.10 | 35,510 |
| Qualified XII (1.35) | 1,606.498 | 11.08 | 17,800 |
| Qualified XII (1.40) | 3,625.678 | 11.06 | 40,100 |
| Qualified XII (1.45) | 1,211.957 | 11.04 | 13,380 |
| Qualified XII (1.50) | 384.211 | 11.02 | 4,234 |
| Qualified XV | 3,771.149 | 11.23 | 42,350 |
| Qualified XVI | 7,664.791 | 11.02 | 84,466 |
| Qualified XVIII | 655.036 | 11.12 | 7,284 |
| Qualified XXI | 7,270.417 | 11.29 | 82,083 |
| Qualified XXIV | 16,599.290 | 11.27 | 187,074 |
| Qualified XXV | 15,537.754 | 11.31 | 175,732 |
| Qualified XXVI | 7,310.045 | 11.25 | 82,238 |
| Qualified XXXII | 1,012.919 | 11.92 | 12,074 |
| Qualified XXXIII (0.65) | 18,301.027 | 11.69 | 213,939 |
| Qualified XXXIV (0.60) | 2,029.041 | 11.57 | 23,476 |
| | 2,470,572.713 | | $ 28,279,229 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 110.979 | $ 12.57 | $ 1,395 |
| | 110.979 | | $ 1,395 |
| | | | |
| **Pioneer Fund VCT** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 50.457 | 10.94 | 552 |
| Qualified VI | 94,149.209 | 10.12 | 952,790 |
| Qualified X (1.15) | 9,789.557 | 10.15 | 99,364 |
| Qualified X (1.25) | 33,191.996 | 10.12 | 335,903 |
| Qualified XII (0.55) | 2,215.830 | 10.36 | 22,956 |
| Qualified XII (0.65) | 1,915.392 | 10.33 | 19,786 |
| Qualified XII (0.70) | 6,417.556 | 10.31 | 66,165 |
| Qualified XII (0.75) | 3,398.348 | 10.29 | 34,969 |
| Qualified XII (0.80) | 18,372.736 | 10.27 | 188,688 |
| Qualified XII (0.85) | 21,023.002 | 10.26 | 215,696 |
| Qualified XII (0.90) | 1,035.254 | 10.24 | 10,601 |
| Qualified XII (0.95) | 17,485.127 | 10.22 | 178,698 |
| Qualified XII (1.00) | 19,840.392 | 10.20 | 202,372 |
| Qualified XII (1.05) | 3,824.730 | 10.19 | 38,974 |
| Qualified XII (1.10) | 1,407.178 | 10.17 | 14,311 |
| Qualified XII (1.15) | 3,418.620 | 10.15 | 34,699 |
| Qualified XII (1.20) | 772.458 | 10.13 | 7,825 |
| Qualified XII (1.25) | 9,394.466 | 10.12 | 95,072 |
| Qualified XII (1.35) | 461.805 | 10.08 | 4,655 |
| Qualified XII (1.40) | 145.229 | 10.06 | 1,461 |
| Qualified XII (1.50) | 1.695 | 10.03 | 17 |
| Qualified XVI | 3,272.882 | 10.03 | 32,827 |
| Qualified XVII | 885.969 | 10.12 | 8,966 |
| Qualified XXI | 959.299 | 10.27 | 9,852 |
| Qualified XXIV | 2,095.512 | 10.25 | 21,479 |
| Qualified XXV | 206.803 | 10.29 | 2,128 |
| | 255,731.502 | | $ 2,600,806 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 176,478.403 | $ 10.65 | $ 1,879,495 |
| Qualified X (1.25) | 53.084 | 10.70 | 568 |
| Qualified XII (0.65) | 62.862 | 10.69 | 672 |
| Qualified XII (0.70) | 11,736.763 | 10.69 | 125,466 |
| Qualified XII (0.75) | 900.749 | 10.68 | 9,620 |
| Qualified XII (0.80) | 5,955.993 | 10.68 | 63,610 |
| Qualified XII (0.85) | 21,059.925 | 10.68 | 224,920 |
| Qualified XII (0.90) | 271.415 | 10.67 | 2,896 |
| Qualified XII (0.95) | 8,526.336 | 10.67 | 90,976 |
| Qualified XII (1.00) | 171,706.004 | 10.66 | 1,830,386 |
| Qualified XII (1.05) | 7,083.208 | 10.66 | 75,507 |
| Qualified XII (1.10) | 1,599.624 | 10.66 | 17,052 |
| Qualified XII (1.15) | 2,409.296 | 10.65 | 25,659 |
| Qualified XII (1.20) | 5.728 | 10.65 | 61 |
| Qualified XII (1.25) | 3,419.155 | 10.65 | 36,414 |
| Qualified XII (1.35) | 12.969 | 10.64 | 138 |
| Qualified XII (1.40) | 1,189.474 | 10.64 | 12,656 |
| Qualified XII (1.50) | 41.204 | 10.63 | 438 |
| Qualified XVI | 4,159.361 | 10.63 | 44,214 |
| Qualified XXIV | 2,504.533 | 11.03 | 27,625 |
| | 419,176.086 | | $ 4,468,373 |
| | | | |
| **Pioneer Mid Cap Value VCT** | | | |
| Currently payable annuity contracts: | | | $ 267,174 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 18.252 | $ 11.67 | 213 |
| NYSUT 457 | 239,676.583 | 16.27 | 3,899,538 |
| Qualified VI | 1,337,054.336 | 14.30 | 19,119,877 |
| Qualified X (1.15) | 20,091.219 | 14.35 | 288,309 |
| Qualified X (1.25) | 146,113.706 | 14.30 | 2,089,426 |
| Qualified XI | 1,473.581 | 14.80 | 21,809 |
| Qualified XII (0.55) | 20,278.430 | 14.65 | 297,079 |
| Qualified XII (0.60) | 18,482.914 | 14.69 | 271,514 |
| Qualified XII (0.65) | 12,373.356 | 14.60 | 180,651 |
| Qualified XII (0.70) | 63,350.891 | 14.58 | 923,656 |
| Qualified XII (0.75) | 99,900.412 | 14.55 | 1,453,551 |
| Qualified XII (0.80) | 479,697.453 | 14.53 | 6,970,004 |
| Qualified XII (0.85) | 74,326.207 | 14.50 | 1,077,730 |
| Qualified XII (0.90) | 6,230.732 | 14.48 | 90,221 |
| Qualified XII (0.95) | 63,944.499 | 14.45 | 923,998 |
| Qualified XII (1.00) | 570,706.861 | 14.43 | 8,235,300 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Mid Cap Value VCT (continued)** | | | |
| Qualified XII (1.05) | 31,913.333 | $ 14.40 | $ 459,552 |
| Qualified XII (1.10) | 28,915.160 | 14.38 | 415,800 |
| Qualified XII (1.15) | 6,177.700 | 14.35 | 88,650 |
| Qualified XII (1.20) | 3,534.334 | 14.33 | 50,647 |
| Qualified XII (1.25) | 20,922.378 | 14.30 | 299,190 |
| Qualified XII (1.30) | 4,805.252 | 14.28 | 68,619 |
| Qualified XII (1.35) | 2,365.754 | 14.25 | 33,712 |
| Qualified XII (1.40) | 8,140.337 | 14.23 | 115,837 |
| Qualified XII (1.45) | 5,358.944 | 14.20 | 76,097 |
| Qualified XII (1.50) | 1,109.309 | 14.18 | 15,730 |
| Qualified XV | 3,564.083 | 14.45 | 51,501 |
| Qualified XVI | 37,673.061 | 14.18 | 534,204 |
| Qualified XVII | 2,025.665 | 14.30 | 28,967 |
| Qualified XVIII | 4,231.678 | 14.30 | 60,513 |
| Qualified XXI | 13,050.103 | 14.53 | 189,618 |
| Qualified XXIV | 28,503.244 | 14.49 | 413,012 |
| Qualified XXV | 29,820.687 | 14.55 | 433,891 |
| Qualified XXVI | 6,800.760 | 14.48 | 98,475 |
| Qualified XXXII | 5,878.918 | 12.38 | 72,781 |
| Qualified XXXIII (0.65) | 1,094.415 | 14.86 | 16,263 |
| Qualified XXXIV (0.60) | 2,093.941 | 14.69 | 30,760 |
| | 3,401,698.488 | | $ 49,663,869 |
| | | | |
| **Scudder Equity 500 Index** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 148.055 | $ 12.34 | $ 1,827 |
| | 148.055 | | $ 1,827 |
| | | | |
| **T. Rowe Price Mid-Cap Value** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 906.615 | $ 11.64 | $ 10,553 |
| ING MAP PLUS NP14 | 7,492.083 | 11.62 | 87,058 |
| ING MAP PLUS NP15 | 15,694.923 | 11.62 | 182,375 |
| ING MAP PLUS NP16 | 7,873.816 | 11.61 | 91,415 |
| ING MAP PLUS NP19 | 7,662.069 | 11.60 | 88,880 |
| ING MAP PLUS NP22 | 13,673.057 | 11.58 | 158,334 |
| ING MAP PLUS NP27 | 20.520 | 11.55 | 237 |
| ING MAP PLUS NP30 | 24.090 | 11.54 | 278 |
| | 53,347.173 | | $ 619,130 |

## Notes to Financial Statements

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Templeton Foreign Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP10 | 11,381.850 | $ | 11.46 | $ | 130,436 |
| ING MAP PLUS NP11 | 12,691.012 | | 11.46 | | 145,439 |
| ING MAP PLUS NP14 | 5,712.675 | | 11.44 | | 65,353 |
| ING MAP PLUS NP15 | 305.594 | | 11.44 | | 3,496 |
| ING MAP PLUS NP16 | 1,997.726 | | 11.43 | | 22,834 |
| ING MAP PLUS NP22 | 761.315 | | 11.40 | | 8,679 |
| ING MAP PLUS NP29 | 6,356.113 | | 11.37 | | 72,269 |
| ING MAP PLUS NP30 | 135.211 | | 11.36 | | 1,536 |
| | 39,341.496 | | | $ | 450,042 |
| | | | | | |
| **Templeton Growth** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP16 | 2,439.964 | | 11.31 | | 27,596 |
| ING MAP PLUS NP19 | 1,377.060 | | 11.29 | | 15,547 |
| ING MAP PLUS NP22 | 423.936 | | 11.28 | | 4,782 |
| ING MAP PLUS NP26 | 1,185.968 | | 11.26 | | 13,354 |
| | 5,426.928 | | | $ | 61,279 |
| | | | | | |
| **Templeton Global Bond** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified V | 17,146.034 | $ | 11.60 | $ | 198,894 |
| Qualified VI | 294,872.179 | | 11.61 | | 3,423,466 |
| Qualified XII (0.55) | 457.949 | | 17.55 | | 8,037 |
| Qualified XII (0.60) | 981.906 | | 17.52 | | 17,203 |
| Qualified XII (0.65) | 135.906 | | 17.49 | | 2,377 |
| Qualified XII (0.70) | 7,507.274 | | 17.46 | | 131,077 |
| Qualified XII (0.75) | 679.576 | | 17.43 | | 11,845 |
| Qualified XII (0.80) | 12,176.379 | | 17.40 | | 211,869 |
| Qualified XII (0.85) | 7,769.587 | | 11.64 | | 90,438 |
| Qualified XII (0.90) | 142.330 | | 17.34 | | 2,468 |
| Qualified XII (0.95) | 14,153.138 | | 11.63 | | 164,601 |
| Qualified XII (1.00) | 186,462.253 | | 11.63 | | 2,168,556 |
| Qualified XII (1.05) | 7,382.545 | | 11.63 | | 85,859 |
| Qualified XII (1.10) | 1,237.005 | | 11.62 | | 14,374 |
| Qualified XII (1.15) | 1,133.046 | | 11.62 | | 13,166 |
| Qualified XII (1.20) | 71.576 | | 11.61 | | 831 |
| Qualified XII (1.25) | 9,002.326 | | 11.61 | | 104,517 |
| Qualified XII (1.30) | 1,853.402 | | 11.61 | | 21,518 |
| Qualified XII (1.35) | 30.258 | | 11.60 | | 351 |
| Qualified XII (1.40) | 1,202.414 | | 11.60 | | 13,948 |
| Qualified XII (1.45) | 316.566 | | 11.59 | | 3,669 |
| Qualified XII (1.50) | 208.887 | | 11.59 | | 2,421 |
| Qualified XVI | 5,198.102 | | 11.59 | | 60,246 |
| Qualified XXIV | 1,966.188 | | 11.83 | | 23,260 |
| | 572,086.826 | | | $ | 6,774,991 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **UBS U.S. Small Cap Growth** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 4,491.876 | $ 10.71 | $ 48,108 |
| | 4,491.876 | | $ 48,108 |
| | | | |
| **Vanguard® 500 Index** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXI | 1,177.172 | $ 10.82 | $ 12,737 |
| | 1,177.172 | | $ 12,737 |
| | | | |
| **Vanguard® Variable Insurance** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 18,284.150 | $ 11.23 | $ 205,331 |
| ING MAP PLUS NP22 | 199.107 | 11.19 | 2,228 |
| | 18,483.257 | | $ 207,559 |
| | | | |
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 71,288.694 | $ 11.41 | $ 813,404 |
| Qualified X (1.25) | 405.232 | 11.85 | 4,802 |
| Qualified XII (0.70) | 5,664.978 | 11.45 | 64,864 |
| Qualified XII (0.75) | 108.559 | 11.45 | 1,243 |
| Qualified XII (0.80) | 1,828.147 | 11.44 | 20,914 |
| Qualified XII (0.85) | 13,495.280 | 11.44 | 154,386 |
| Qualified XII (0.90) | 22.747 | 11.43 | 260 |
| Qualified XII (0.95) | 9,284.077 | 11.43 | 106,117 |
| Qualified XII (1.00) | 68,514.524 | 11.43 | 783,121 |
| Qualified XII (1.05) | 12,679.947 | 11.42 | 144,805 |
| Qualified XII (1.10) | 1,444.133 | 11.42 | 16,492 |
| Qualified XII (1.15) | 1,238.704 | 11.42 | 14,146 |
| Qualified XII (1.20) | 619.895 | 11.41 | 7,073 |
| Qualified XII (1.25) | 3,245.048 | 11.41 | 37,026 |
| Qualified XII (1.40) | 132.719 | 11.40 | 1,513 |
| Qualified XII (1.50) | 429.588 | 11.39 | 4,893 |
| Qualified XVI | 1,900.878 | 11.39 | 21,651 |
| Qualified XVII | 466.842 | 11.43 | 5,336 |
| Qualified XXIV | 2,119.508 | 11.79 | 24,989 |
| | 194,889.500 | | $ 2,227,035 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 84,145.808 | $ 11.57 | $ 973,567 |
| Qualified X (1.25) | 47.690 | 12.12 | 578 |
| Qualified XII (0.55) | 342.304 | 11.63 | 3,981 |
| Qualified XII (0.65) | 23.150 | 11.62 | 269 |
| Qualified XII (0.70) | 8,865.663 | 11.62 | 103,019 |
| Qualified XII (0.75) | 1,281.137 | 11.61 | 14,874 |
| Qualified XII (0.80) | 2,741.171 | 11.61 | 31,825 |
| Qualified XII (0.85) | 12,355.603 | 11.60 | 143,325 |
| Qualified XII (0.95) | 10,661.465 | 11.60 | 123,673 |
| Qualified XII (1.00) | 54,255.910 | 11.59 | 628,826 |
| Qualified XII (1.05) | 2,512.597 | 11.59 | 29,121 |
| Qualified XII (1.10) | 462.953 | 11.58 | 5,361 |
| Qualified XII (1.15) | 23.575 | 11.58 | 273 |
| Qualified XII (1.25) | 2,504.667 | 11.57 | 28,979 |
| Qualified XII (1.40) | 9.862 | 11.56 | 114 |
| Qualified XII (1.50) | 442.338 | 11.55 | 5,109 |
| Qualified XVI | 743.896 | 11.55 | 8,592 |
| Qualified XVII | 355.393 | 11.59 | 4,119 |
| Qualified XXIV | 4,185.000 | 11.80 | 49,383 |
| | 185,960.182 | | $ 2,154,988 |
| | | | |
| **Washington Mutual Investors<sup>SM</sup> - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 22,428.465 | $ 10.75 | $ 241,106 |
| ING MAP PLUS NP11 | 22,663.256 | 10.75 | 243,630 |
| ING MAP PLUS NP14 | 2,259.739 | 10.73 | 24,247 |
| ING MAP PLUS NP15 | 30,562.069 | 10.73 | 327,931 |
| ING MAP PLUS NP17 | 9,935.727 | 10.72 | 106,511 |
| ING MAP PLUS NP19 | 2,065.826 | 10.71 | 22,125 |
| ING MAP PLUS NP21 | 797.009 | 10.70 | 8,528 |
| ING MAP PLUS NP22 | 17,277.549 | 10.69 | 184,697 |
| ING MAP PLUS NP23 | 893.172 | 10.69 | 9,548 |
| ING MAP PLUS NP27 | 16.026 | 10.67 | 171 |
| ING MAP PLUS NP29 | 3,828.706 | 10.66 | 40,814 |
| ING MAP PLUS NP7 | 2,084.679 | 10.77 | 22,452 |
| | 114,812.223 | | $ 1,231,760 |

**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors<sup>SM</sup> - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,204,530.777 | $ 10.82 | $ 13,033,023 |
| Qualified XII (0.55) | 12,557.313 | 10.87 | 136,498 |
| Qualified XII (0.60) | 8,442.081 | 10.86 | 91,681 |
| Qualified XII (0.65) | 108.748 | 10.86 | 1,181 |
| Qualified XII (0.70) | 23,930.478 | 10.86 | 259,885 |
| Qualified XII (0.75) | 39,974.470 | 10.85 | 433,723 |
| Qualified XII (0.80) | 1,066,825.806 | 10.85 | 11,575,060 |
| Qualified XII (0.85) | 88,142.712 | 10.84 | 955,467 |
| Qualified XII (0.90) | 4,467.804 | 10.84 | 48,431 |
| Qualified XII (0.95) | 39,518.358 | 10.84 | 428,379 |
| Qualified XII (1.00) | 649,314.959 | 10.83 | 7,032,081 |
| Qualified XII (1.05) | 27,631.025 | 10.83 | 299,244 |
| Qualified XII (1.10) | 42,278.301 | 10.83 | 457,874 |
| Qualified XII (1.15) | 8,984.474 | 10.82 | 97,212 |
| Qualified XII (1.20) | 4,346.303 | 10.82 | 47,027 |
| Qualified XII (1.25) | 25,185.860 | 10.82 | 272,511 |
| Qualified XII (1.35) | 690.564 | 10.81 | 7,465 |
| Qualified XII (1.40) | 1,765.926 | 10.80 | 19,072 |
| Qualified XII (1.45) | 836.944 | 10.80 | 9,039 |
| Qualified XII (1.50) | 379.629 | 10.80 | 4,100 |
| Qualified XVI | 17,631.297 | 10.80 | 190,418 |
| Qualified XVII | 8,339.520 | 10.83 | 90,317 |
| Qualified XXIV | 33,350.993 | 11.08 | 369,529 |
| | 3,309,234.344 | | $ 35,829,217 |

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XI*

Certain large group Contracts issued in connection with deferred compensation plans adopted by state and local governments since January 1996.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXIV*

Group Contract issued in connection with optional retirement plans having Contract modifications effective July 2000 to lower mortality and expense fee.

*Qualified XXV*

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contract issued in connection with  Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contract issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contract issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contract issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contract issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

*Qualified XXXIV*

Group Contract issued in connection with ING Custom Choice plans at 60 basis points.

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

## 9. Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM Health Sciences** | | | | | | |
| 2004 | 2 | $10.00 | $ 21 | (e) % | 1.05% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM Mid Cap Core Equity** | | | | | | |
| 2004 | 18 | $10.99 to $11.08 | 196 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM Small Cap Growth** | | | | | | |
| 2004 | - | $10.72 | - | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **AIM V.I. Capital Appreciation** | | | | | | |
| 2004 | 2,282 | $5.77 to $10.80 | 20,524 | - | 0.00% to 1.50% | 4.97% to 14.62% |
| 2003 | 2,409 | $5.47 to $10.25 | 20,562 | - | 0.25% to 1.50% | 27.54% to 29.11% |
| 2002 | 2,288 | $4.26 to $7.11 | 15,302 | - | 0.00% to 1.50% | -25.48% to -24.62% |
| 2001 | 2,119 | $5.69 to $9.39 | 19,027 | 7.37 | 0.00% to 1.75% | -24.43% to -23.55% |
| 2000 | 1,839 | $7.50 to $12.29 | 21,974 | (a) | (a) | (a) |

## ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
## Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM V.I. Core Equity** | | | | | | |
| 2004 | 4,620 | $6.65 to $11.18 | $ 38,313 | 0.91 % | 0.00% to 1.50% | 7.32% to 38.44% |
| 2003 | 5,544 | $6.16 to $10.37 | 42,522 | 1.00 | 0.25% to 1.50% | 22.56% to 24.08% |
| 2002 | 5,575 | $5.00 to $6.54 | 34,728 | 0.33 | 0.00% to 1.50% | -16.84% to -15.71% |
| 2001 | 5,919 | $5.99 to $7.76 | 44,279 | 0.05 | 0.00% to 1.75% | -23.99% to -23.10% |
| 2000 | 5,023 | $7.84 to $10.04 | 48,981 | (a) | (a) | (a) |
| **AIM V.I. Growth** | | | | | | |
| 2004 | 3,029 | $4.46 to $11.06 | 17,595 | - | 0.00% to 1.50% | 6.63% to 61.70% |
| 2003 | 3,143 | $4.16 to $10.35 | 17,055 | - | 0.25% to 1.50% | 29.19% to 30.88% |
| 2002 | 2,722 | $3.20 to $4.38 | 11,403 | - | 0.25% to 1.50% | -32.00% to -31.21% |
| 2001 | 2,533 | $4.69 to $6.34 | 15,568 | 0.21 | 0.00% to 1.75% | -34.87% to -34.11% |
| 2000 | 2,061 | $7.16 to $9.62 | 19,441 | (a) | (a) | (a) |
| **AIM V.I. Premier Equity** | | | | | | |
| 2004 | 2,627 | $6.44 to $10.79 | 19,636 | 0.44 | 0.00% to 1.50% | 4.26% to 22.18% |
| 2003 | 2,956 | $6.15 to $10.33 | 21,041 | 0.31 | 0.25% to 1.50% | 23.17% to 24.71% |
| 2002 | 2,777 | $4.97 to $5.99 | 15,977 | 0.34 | 0.25% to 1.50% | -31.30% to -30.50% |
| 2001 | 2,682 | $7.19 to $8.58 | 22,335 | 2.33 | 0.00% to 1.75% | -13.87% to -12.88% |
| 2000 | 1,903 | $8.32 to $9.94 | 18,487 | (a) | (a) | (a) |
| **Alliance Bernstein Growth and Income Fund** | | | | | | |
| 2004 | 2 | $10.75 | 22 | (e) | 0.95% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Alliance Bernstein Growth and Income Portfolio** | | | | | | |
| 2004 | 4 | $11.23 | 50 | (e) | 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| American Balanced Fund® | | | | | | |
| 2004 | 120 | $10.50 to $10.61 | $ 1,269 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| American Century® Income & Growth | | | | | | |
| 2004 | 433 | $10.03 to $30.91 | 4,389 | 1.83 | 1.00% to 1.10% | 11.51% to 11.57% |
| 2003 | 272 | $8.99 to $27.72 | 2,491 | 1.48 | 1.00% to 1.10% | 27.92% to 28.06% |
| 2002 | 159 | $7.02 to $21.67 | 1,152 | 1.30 | 1.00% to 1.10% | -20.84% to -20.40% |
| 2001 | 62 | $8.82 to $27.26 | 629 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Ariel Appreciation | | | | | | |
| 2004 | 18 | $10.88 to $10.94 | 192 | (e) | 0.85% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Ariel | | | | | | |
| 2004 | 13 | $11.66 to $11.70 | 154 | (e) | 1.25% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Baron Asset | | | | | | |
| 2004 | 11 | $12.11 to $12.18 | 135 | (e) | 0.60% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Baron Growth** | | | | | | |
| 2004 | 32 | $12.01 to $12.12 | $ 392 | - % | 0.50% to 1.50% | 0.00% |
| 2003 | - | $12.91 | - | (d) | 0.00% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| **Calvert Social Balanced** | | | | | | |
| 2004 | 3,412 | $10.91 to $29.27 | 66,170 | 1.71 | 0.00% to 1.50% | 6.63% to 8.01% |
| 2003 | 3,259 | $10.21 to $27.31 | 60,576 | 1.94 | 0.25% to 1.50% | 17.49% to 18.96% |
| 2002 | 3,111 | $8.88 to $23.11 | 49,766 | 2.70 | 0.00% to 1.50% | -13.46% to -12.46% |
| 2001 | 3,120 | $10.23 to $26.58 | 58,340 | 5.40 | 0.00% to 1.75% | -8.34% to -7.27% |
| 2000 | 3,005 | $11.13 to $28.86 | 63,262 | (a) | (a) | (a) |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | |
| 2004 | 48 | $11.47 to $11.58 | 553 | (e) | 0.40% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | |
| 2004 | 1,426 | $11.43 to $11.96 | 16,360 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Evergreen Special Values** | | | | | | |
| 2004 | 2,610 | $11.56 to $18.76 | 47,554 | 0.96 | 0.55% to 1.55% | 18.85% to 18.90% |
| 2003 | 1,118 | $15.33 to $15.50 | 17,138 | - | 0.95% to 1.00% | 34.00% to 34.08% |
| 2002 | 819 | $11.44 to $11.56 | 9,367 | - | 0.95% to 1.00% | -7.97% to -7.92% |
| 2001 | 316 | $12.43 to $12.56 | 3,926 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® Advisor Mid Cap | | | | | | |
| 2004 | 37 | $11.31 to $11.43 | $ 423 | (e) % | 0.35% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Fidelity® VIP Contrafund® | | | | | | |
| 2004 | 32,399 | $11.31 to $28.47 | 743,262 | 0.31 | 0.00% to 1.85% | 13.73% to 15.24% |
| 2003 | 27,815 | $10.35 to $24.91 | 564,372 | 0.40 | 0.25% to 1.50% | 26.56% to 28.10% |
| 2002 | 23,810 | $10.26 to $19.58 | 382,356 | 0.79 | 0.00% to 1.50% | -10.70% to -9.48% |
| 2001 | 20,685 | $11.40 to $21.82 | 375,287 | 3.44 | 0.00% to 1.75% | -13.56% to -12.55% |
| 2000 | 19,961 | $11.84 to $25.13 | 420,902 | (a) | (a) | (a) |
| Fidelity® VIP Equity-Income | | | | | | |
| 2004 | 21,024 | $10.84 to $27.10 | 405,088 | 1.43 | 0.00% to 1.95% | 9.88% to 11.29% |
| 2003 | 18,499 | $10.50 to $24.58 | 327,820 | 1.56 | 0.25% to 1.50% | 28.39% to 30.03% |
| 2002 | 16,267 | $8.79 to $19.07 | 226,895 | 1.66 | 0.00% to 1.50% | -18.19% to -17.24% |
| 2001 | 13,666 | $10.66 to $23.23 | 237,314 | 5.91 | 0.00% to 1.75% | -6.38% to -5.29% |
| 2000 | 10,367 | $11.30 to $24.73 | 195,903 | (a) | (a) | (a) |
| Fidelity® VIP Growth | | | | | | |
| 2004 | 24,025 | $9.50 to $24.16 | 377,338 | 0.26 | 0.00% to 1.65% | 1.80% to 3.11% |
| 2003 | 24,544 | $9.27 to $23.64 | 380,196 | 0.24 | 0.25% to 1.50% | 30.83% to 32.47% |
| 2002 | 23,257 | $8.30 to $18.00 | 277,744 | 0.25 | 0.00% to 1.50% | -31.15% to -30.35% |
| 2001 | 22,173 | $11.97 to $26.05 | 388,351 | 7.04 | 0.00% to 1.75% | -18.89% to -17.94% |
| 2000 | 20,583 | $14.65 to $32.00 | 448,872 | (a) | (a) | (a) |
| Fidelity® VIP High Income | | | | | | |
| 2004 | 568 | $8.98 to $9.03 | 5,210 | 9.10 | 1.00% to 1.50% | 8.40% to 8.45% |
| 2003 | 866 | $8.28 to $8.33 | 7,292 | 5.36 | 1.00% to 1.50% | 25.84% to 26.02% |
| 2002 | 529 | $6.58 to $6.61 | 3,569 | 8.54 | 1.00% to 1.50% | 2.31% to 2.41% |
| 2001 | 411 | $6.43 to $6.45 | 2,694 | 12.33 | 0.75% to 1.50% | -12.83% to -12.67% |
| 2000 | 332 | $7.38 to $7.39 | 2,450 | (a) | (a) | (a) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP *Asset Manager*℠ | | | | | | |
| 2004 | 1,116 | $18.11 to $18.23 | $ 20,327 | 2.80 % | 1.00% to 1.10% | 4.32% to 4.47% |
| 2003 | 1,246 | $17.36 to $17.45 | 21,727 | 3.47 | 1.00% to 1.10% | 16.67% to 16.80% |
| 2002 | 1,221 | $14.88 to $14.94 | 18,235 | 3.97 | 1.00% to 1.10% | -9.73% to -9.64% |
| 2001 | 1,306 | $16.48 to $16.54 | 21,589 | 5.70 | 1.05% to 1.25% | -5.29% to -5.10% |
| 2000 | 1,362 | $17.41 to $17.43 | 23,730 | (a) | (a) | (a) |
| Fidelity® VIP Index 500 | | | | | | |
| 2004 | 4,966 | $23.38 to $23.53 | 116,763 | 1.24 | 1.00% to 1.10% | 9.41% to 9.49% |
| 2003 | 4,705 | $21.37 to $21.49 | 101,046 | 1.34 | 1.00% to 1.10% | 26.98% to 27.16% |
| 2002 | 4,302 | $16.83 to $16.90 | 72,668 | 1.32 | 1.00% to 1.10% | -23.10% to -23.32% |
| 2001 | 4,378 | $21.89 to $21.96 | 96,097 | 1.12 | 1.05% to 1.25% | -13.20% to -13.03% |
| 2000 | 4,146 | $25.21 to $25.25 | 104,650 | (a) | (a) | (a) |
| Fidelity® VIP Overseas | | | | | | |
| 2004 | 3,036 | $8.33 to $15.65 | 41,057 | 1.10 | 0.00% to 1.50% | 11.91% to 27.00% |
| 2003 | 2,508 | $7.40 to $13.88 | 30,341 | 0.50 | 0.25% to 1.50% | 41.20% to 43.00% |
| 2002 | 1,719 | $5.21 to $9.79 | 14,076 | 0.74 | 0.00% to 1.50% | -21.47% to -20.56% |
| 2001 | 1,306 | $6.61 to $12.42 | 14,766 | 13.21 | 0.00% to 1.75% | -22.35% to -21.44% |
| 2000 | 1,232 | $8.47 to $15.94 | 18,192 | (a) | (a) | (a) |
| Franklin Small-Mid Cap Growth | | | | | | |
| 2004 | 6 | $10.84 to $10.91 | 70 | (e) | 0.90% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Franklin Small Cap Value Securities | | | | | | |
| 2004 | 3,359 | $12.11 to $16.33 | 50,132 | 0.13 | 0.00% to 1.65% | 21.91% to 23.12% |
| 2003 | 1,312 | $10.35 to $13.33 | 15,883 | 0.19 | 0.55% to 1.50% | 30.14% to 31.36% |
| 2002 | 860 | $9.19 to $9.32 | 7,951 | 0.55 | 0.55% to 1.50% | -10.62% to -10.12% |
| 2001 | 13 | $10.28 to $10.30 | 130 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | | | | |
| 2004 | 122 | $10.74 to $10.86 | $ 1,320 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **The Growth Fund of America® - Class R-4** | | | | | | |
| 2004 | 4,738 | $10.80 to $11.14 | 51,341 | (e) | 0.45% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **The Income Fund of America® - Class R-3** | | | | | | |
| 2004 | 10 | $10.97 to $11.08 | 110 | (e) | 0.30% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING GET Fund - Series H** | | | | | | |
| 2004 | 1,283 | $10.02 to $11.03 | 13,499 | 4.66 | 0.25% to 1.75% | -0.19% to 1.12% |
| 2003 | 1,765 | $10.03 to $10.91 | 18,535 | 4.10 | 0.50% to 1.75% | 1.37% to 2.73% |
| 2002 | 2,251 | $10.23 to $10.62 | 23,282 | 3.60 | 0.25% to 1.75% | 2.95% to 3.93% |
| 2001 | 2,578 | $9.93 to $10.17 | 25,808 | 0.47 | 0.25% to 1.75% | -1.09% to 0.08% |
| 2000 | 2,894 | $9.87 to $10.16 | 29,176 | (a) | (a) | (a) |
| **ING GET Fund - Series I** | | | | | | |
| 2004 | 75 | $9.96 to $10.23 | 770 | 3.87 | 1.75% | -0.60% to -0.58% |
| 2003 | 106 | $10.02 to $10.29 | 1,092 | 3.42 | 1.75% | 1.38% |
| 2002 | 117 | $10.15 | 1,190 | 3.54 | 1.75% | 3.52% |
| 2001 | 128 | $9.80 | 1,252 | 0.24 | 1.75% | -0.60% |
| 2000 | 138 | $9.86 | 1,364 | (a) | (a) | (a) |

228

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET Fund - Series J | | | | | | |
| 2004 | 35 | $9.95 to $10.11 | $ 351 | 4.61 % | 1.75% | -0.70% to -0.69% |
| 2003 | 38 | $10.02 to $10.18 | 386 | 3.59 | 1.75% | 0.79% |
| 2002 | 39 | $10.10 | 394 | 3.47 | 1.75% | 4.23% |
| 2001 | 39 | $9.69 | 381 | 0.16 | 1.75% | -0.46% |
| 2000 | 47 | $9.73 | 457 | (a) | (a) | (a) |
| ING GET Fund - Series K | | | | | | |
| 2004 | 131 | $9.90 to $10.32 | 1,349 | 3.63 | 1.25% to 1.75% | -1.17% to -0.58% |
| 2003 | 167 | $10.01 to $10.38 | 1,736 | 3.07 | 1.25% to 1.75% | 0.59% to 1.07% |
| 2002 | 200 | $10.17 to $10.27 | 2,048 | 2.74 | 1.25% to 1.75% | 3.90% to 4.41% |
| 2001 | 231 | $9.79 to $9.84 | 2,275 | - | 1.30% to 1.75% | -2.52% to -2.09% |
| 2000 | 285 | $10.04 to $10.05 | 2,863 | (a) | (a) | (a) |
| ING GET Fund - Series L | | | | | | |
| 2004 | 68 | $10.27 | 696 | 4.24 | 1.25% | -0.68% |
| 2003 | 101 | $10.34 | 1,049 | 3.76 | 1.25% | 2.17% |
| 2002 | 117 | $10.12 | 1,187 | 0.05 | 1.25% | 1.41% |
| 2001 | 131 | $9.98 | 1,305 | 4.60 | 1.30% | -0.36% |
| 2000 | 2 | $10.02 | 16 | (a) | (a) | (a) |
| ING GET Fund - Series Q | | | | | | |
| 2004 | 364 | $10.57 | 3,849 | 3.64 | 1.25% | 0.67% |
| 2003 | 418 | $10.50 | 4,385 | - | 1.25% | 3.86% |
| 2002 | 498 | $10.11 | 5,031 | 2.28 | 1.25% | (c) |
| 2001 | 364 | $10.00 | 3,642 | (b) | 1.05% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET Fund - Series S | | | | | | |
| 2004 | 2,247 | $10.18 to $10.89 | 23,958 | 2.65 | 0.50% to 1.75% | 0.86% to 2.16% |
| 2003 | 3,106 | $10.09 to $10.69 | 32,661 | 0.10 | 0.50% to 1.75% | 4.08% to 5.34% |
| 2002 | 4,624 | $10.04 to $10.11 | 46,558 | (c) | 0.25% to 1.75% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Balanced | | | | | | |
| 2004 | 30,971 | $11.05 to $34.36 | $ 692,148 | 1.99 % | 0.00% to 1.50% | 7.78% to 9.12% |
| 2003 | 31,363 | $10.22 to $31.70 | 659,370 | 1.96 | 0.25% to 1.50% | 17.10% to 18.62% |
| 2002 | 32,476 | $10.03 to $26.92 | 597,925 | 1.06 | 0.00% to 1.50% | -11.64% to -10.62% |
| 2001 | 36,765 | $11.27 to $30.30 | 768,043 | 5.73 | 0.00% to 1.75% | -5.66% to -4.54% |
| 2000 | 38,718 | $11.85 to $31.93 | 875,436 | (a) | (a) | (a) |
| ING VP Emerging Markets | | | | | | |
| 2004 | 1,038 | $10.10 to $10.13 | 10,509 | 0.84 | 1.00% | 20.45% to 20.53% |
| 2003 | 973 | $8.38 to $8.41 | 8,172 | - | 1.00% | 45.74% to 45.75% |
| 2002 | 871 | $5.75 to $5.77 | 5,020 | - | 1.00% | -10.24% to -10.23% |
| 2001 | 859 | $6.41 to $6.43 | 5,519 | 20.84 | 1.00% to 1.25% | -11.54% to -11.37% |
| 2000 | 878 | $7.24 to $7.25 | 6,367 | (a) | (a) | (a) |
| ING VP Intermediate Bond | | | | | | |
| 2004 | 20,579 | $10.21 to $74.70 | 407,745 | 1.50 | 0.00% to 1.95% | 3.31% to 4.59% |
| 2003 | 20,885 | $10.04 to $71.97 | 408,185 | 1.72 | 0.25% to 1.50% | 4.71% to 6.06% |
| 2002 | 24,208 | $13.07 to $68.41 | 458,178 | 3.22 | 0.00% to 1.50% | 6.72% to 7.96% |
| 2001 | 23,313 | $12.15 to $63.81 | 409,596 | 6.40 | 0.00% to 1.75% | 7.12% to 8.37% |
| 2000 | 17,978 | $11.26 to $59.29 | 301,919 | (a) | (a) | (a) |
| ING VP Money Market | | | | | | |
| 2004 | 14,934 | $9.98 to $50.07 | 216,952 | 1.09 | 0.00% to 1.50% | -0.49% to 0.76% |
| 2003 | 17,666 | $10.00 to $49.72 | 257,477 | 1.79 | 0.25% to 1.50% | -0.61% to .66% |
| 2002 | 23,887 | $11.78 to $49.45 | 368,846 | 3.78 | 0.00% to 1.50% | 0.11% to 1.27% |
| 2001 | 24,401 | $11.68 to $48.83 | 374,569 | 5.45 | 0.00% to 1.75% | 2.38% to 3.62% |
| 2000 | 21,736 | $11.32 to $47.51 | 322,714 | (a) | (a) | (a) |
| ING VP Natural Resources | | | | | | |
| 2004 | 1,267 | $12.03 to $19.55 | 20,790 | 0.82 | 0.00% to 1.50% | 11.01% to 30.41% |
| 2003 | 940 | $10.76 to $17.40 | 13,971 | - | 0.25% to 1.50% | 28.54% to 30.12% |
| 2002 | 1,022 | $8.30 to $13.46 | 11,897 | 0.18 | 0.00% to 1.50% | -3.56% to -2.54% |
| 2001 | 1,061 | $8.54 to $13.82 | 12,751 | - | 0.00% to 1.75% | -17.19% to -16.23% |
| 2000 | 1,140 | $10.24 to $16.64 | 16,696 | (a) | (a) | (a) |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Julius Baer Foreign | | | | | | |
| 2004 | 122 | $11.66 to $12.27 | $ 1,428 | (e) % | 0.70% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MFS Total Return | | | | | | |
| 2004 | 2,236 | $10.84 to $13.30 | 29,119 | 2.74 | 0.55% to 1.50% | 9.45% to 10.56% |
| 2003 | 701 | $11.28 to $12.03 | 8,289 | (d) | 0.55% to 1.50% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Equity Income | | | | | | |
| 2004 | 2,052 | $11.13 to $14.87 | 30,123 | 1.48 | 0.50% to 1.55% | 13.15% to 14.30% |
| 2003 | 166 | $12.20 to $13.01 | 2,143 | (d) | 0.55% to 1.50% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Aeltus Enhanced Index | | | | | | |
| 2004 | 179 | $8.41 to $11.01 | 1,536 | 0.68 | 0.60% to 1.50% | 8.35% to 9.36% |
| 2003 | 101 | $7.76 to $10.13 | 800 | 0.65 | 0.60% to 1.50% | 25.57% to 26.56% |
| 2002 | 19 | $6.18 to $8.04 | 126 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING American Century Select | | | | | | |
| 2004 | 230 | $8.84 to $9.95 | 2,070 | - | 0.40% to 1.50% | 3.15% to 4.31% |
| 2003 | 253 | $8.57 to $10.38 | 2,194 | - | 0.40% to 1.50% | 32.25% to 33.38% |
| 2002 | 39 | $6.48 to $6.85 | 255 | (c) | 0.75% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

231

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING American Century Small Cap Value** | | | | | | |
| 2004 | 1,961 | $11.64 to $13.29 | $ 25,577 | 0.04 % | 0.00% to 1.50% | 19.50% to 20.75% |
| 2003 | 582 | $10.77 to $10.94 | 6,307 | 0.17 | 0.55% to 1.50% | 33.46% to 34.73% |
| 2002 | 227 | $8.07 to $8.12 | 1,834 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Baron Small Cap Growth** | | | | | | |
| 2004 | 3,951 | $12.10 to $16.51 | 58,317 | - | 0.00% to 1.50% | 26.05% to 27.38% |
| 2003 | 1,313 | $10.23 to $13.03 | 15,257 | - | 0.40% to 1.50% | 31.49% to 32.65% |
| 2002 | 372 | $8.67 to $8.73 | 3,239 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Goldman Sachs® Capital Growth** | | | | | | |
| 2004 | 138 | $9.96 to $11.06 | 1,490 | 0.09 | 0.60% to 1.50% | 7.17% to 8.11% |
| 2003 | 83 | $9.27 to $10.37 | 827 | - | 0.60% to 1.50% | 21.72% to 22.96% |
| 2002 | 43 | $7.59 to $8.32 | 347 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING JPMorgan International** | | | | | | |
| 2004 | 7,709 | $10.97 to $22.92 | 138,552 | 1.10 | 0.00% to 1.50% | 17.11% to 18.98% |
| 2003 | 8,116 | $9.30 to $19.47 | 126,504 | 0.98 | 0.25% to 1.50% | 27.52% to 29.04% |
| 2002 | 8,676 | $7.24 to $15.19 | 107,839 | 0.62 | 0.00% to 1.50% | -19.30% to -18.37% |
| 2001 | 9,398 | $8.90 to $18.73 | 145,566 | 23.69 | 0.00% to 1.75% | -28.02% to -27.18% |
| 2000 | 10,064 | $12.27 to $25.91 | 219,543 | (a) | (a) | (a) |
| **ING JPMorgan Mid Cap Value** | | | | | | |
| 2004 | 1,022 | $11.71 to $14.33 | 14,426 | 0.22 | 0.00% to 1.50% | 18.76% to 20.12% |
| 2003 | 339 | $10.24 to $11.93 | 3,999 | 0.44 | 0.45% to 1.50% | 28.20% to 29.21% |
| 2002 | 113 | $9.15 to $9.21 | 1,038 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING MFS Capital Opportunities** | | | | | | |
| 2004 | 7,187 | $9.80 to $29.32 | $ 143,585 | 0.44 % | 0.00% to 1.50% | 11.16% to 12.65% |
| 2003 | 8,274 | $8.73 to $26.23 | 151,497 | 0.19 | 0.25% to 1.50% | 26.12% to 27.71% |
| 2002 | 8,811 | $7.36 to $20.69 | 129,150 | - | 0.00% to 1.50% | -31.20% to -30.41% |
| 2001 | 9,985 | $10.67 to $29.93 | 216,006 | 18.63 | 0.00% to 1.75% | -25.88% to -25.02% |
| 2000 | 9,596 | $14.36 to $40.20 | 291,499 | (a) | (a) | (a) |
| **ING OpCap Balanced Value** | | | | | | |
| 2004 | 1,519 | $11.21 to $13.80 | 20,474 | 1.09 | 0.55% to 1.50% | 8.60% to 9.70% |
| 2003 | 752 | $10.29 to $12.58 | 9,183 | 1.63 | 0.55% to 1.50% | 28.44% to 29.44% |
| 2002 | 59 | $8.00 to $9.69 | 515 | (c) | 0.70% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Oppenheimer Global Portfolio** | | | | | | |
| 2004 | 182 | $12.22 to $12.52 | 2,264 | - | 0.60% to 1.50% | 13.36% to 14.26% |
| 2003 | 119 | $10.78 to $10.94 | 1,294 | - | 0.65% to 1.50% | 29.96% to 30.90% |
| 2002 | 24 | $8.30 to $8.35 | 202 | (c) | 0.70% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING PIMCO Total Return** | | | | | | |
| 2004 | 3,872 | $10.21 to $11.64 | 43,692 | - | 0.40% to 1.50% | 2.73% to 3.93% |
| 2003 | 2,845 | $10.02 to $11.20 | 31,227 | 3.56 | 0.40% to 1.50% | 2.52% to 3.44% |
| 2002 | 1,518 | $10.70 to $10.77 | 16,279 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Salomon Brothers Aggressive Growth - Initial Class** | | | | | | |
| 2004 | 19,676 | $8.28 to $14.64 | 228,353 | - | 0.00% to 1.50% | 7.99% to 26.50% |
| 2003 | 22,307 | $7.60 to $13.51 | 239,784 | - | 0.25% to 1.50% | 36.05% to 37.92% |
| 2002 | 21,979 | $5.54 to $9.90 | 175,927 | - | 0.00% to 1.50% | -36.27% to -35.53% |
| 2001 | 24,305 | $8.63 to $15.50 | 305,237 | 6.20 | 0.00% to 1.75% | -26.33% to -25.47% |
| 2000 | 24,658 | $11.63 to $20.98 | 425,188 | * | * | * |

# ING LIFE INSURANCE AND ANNUITY COMPANY
## VARIABLE ANNUITY ACCOUNT C
### Notes to Financial Statements

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth - Service Class** | | | | | | |
| 2004 | 2 | $10.32 | $ 16 | (e) % | 0.70% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Salomon Brothers Fundamental Value** | | | | | | |
| 2004 | 602 | $11.12 to $18.10 | 10,359 | - | 0.55% to 1.50% | 6.81% to 7.87% |
| 2003 | 578 | $10.39 to $16.78 | 9,414 | 1.39 | 0.55% to 1.50% | 38.62% to 39.78% |
| 2002 | 23 | $7.48 to $11.99 | 244 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Salomon Brothers Investors Value** | | | | | | |
| 2004 | 427 | $10.74 to $14.14 | 5,760 | 0.92 | 0.55% to 1.50% | 8.37% to 9.44% |
| 2003 | 321 | $9.88 to $12.92 | 4,019 | 0.69 | 0.55% to 1.50% | 29.49% to 30.54% |
| 2002 | 67 | $7.62 to $9.89 | 635 | (c) | 0.60% to 1.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING T. Rowe Price Diversified Mid Cap Growth - Service Class** | | | | | | |
| 2004 | 1,207 | $7.62 to $11.27 | 9,594 | - | 0.45% to 1.50% | 6.87% to 8.09% |
| 2003 | 1,287 | $7.13 to $10.49 | 9,420 | - | 0.45% to 1.50% | 42.51% to 43.68% |
| 2002 | 166 | $5.00 to $7.32 | 902 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING T. Rowe Price Growth Equity - Initial Class** | | | | | | |
| 2004 | 14,985 | $11.28 to $23.81 | 291,385 | 0.16 | 0.00% to 1.50% | 8.36% to 10.00% |
| 2003 | 13,740 | $10.37 to $21.86 | 246,603 | 0.15 | 0.00% to 1.50% | 28.96% to 30.55% |
| 2002 | 12,185 | $9.02 to $16.86 | 169,889 | 0.19 | 0.00% to 1.50% | -24.44% to -23.64% |
| 2001 | 12,122 | $11.85 to $22.20 | 223,753 | 15.67 | 0.00% to 1.75% | -11.56% to -10.53% |
| 2000 | 11,636 | $13.30 to $24.99 | 244,865 | (a) | (a) | (a) |

234

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Growth Equity - Service Class** | | | | | | |
| 2004 | 20 | $10.64 to $12.16 | $ 219 | (e) % | 0.40% to 1.30% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING UBS U.S. Large Cap Equity** | | | | | | |
| 2004 | 10,068 | $9.67 to $16.40 | 135,468 | 0.78 | 0.00% to 1.50% | 13.00% to 15.41% |
| 2003 | 10,747 | $8.55 to $14.33 | 128,075 | 0.58 | 0.25% to 1.50% | 23.02% to 24.66% |
| 2002 | 11,666 | $6.95 to $11.58 | 114,492 | 0.20 | 0.00% to 1.50% | -26.01% to -25.15% |
| 2001 | 12,954 | $9.39 to $15.50 | 172,262 | 20.46 | 0.00% to 1.75% | -22.07% to -21.20% |
| 2000 | 13,514 | $12.05 to $19.72 | 234,529 | (a) | (a) | (a) |
| **ING Van Kampen Comstock** | | | | | | |
| 2004 | 5,605 | $11.21 to $14.42 | 71,730 | - | 0.40% to 1.95% | 15.01% to 16.27% |
| 2003 | 2,951 | $10.46 to $12.47 | 32,018 | 0.89 | 0.40% to 1.50% | 27.74% to 28.90% |
| 2002 | 983 | $8.29 to $8.35 | 8,175 | (c) | 0.55% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Van Kampen Equity and Income** | | | | | | |
| 2004 | 105 | $10.44 to $33.04 | 2,372 | 0.37 | 0.55% to 1.50% | 8.97% to 9.99% |
| 2003 | 50 | $9.55 to $30.04 | 911 | 0.14 | 0.55% to 1.50% | 25.13% to 26.26% |
| 2002 | 42 | $7.61 to $23.76 | 474 | (c) | 0.60% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING VP Strategic Allocation Balanced** | | | | | | |
| 2004 | 4,481 | $10.67 to $18.08 | 70,666 | 1.25 | 0.00% to 1.55% | 8.56% to 9.97% |
| 2003 | 4,016 | $10.24 to $16.55 | 58,446 | 1.48 | 0.25% to 1.50% | 17.67% to 19.12% |
| 2002 | 3,907 | $8.84 to $13.98 | 47,846 | 2.59 | 0.00% to 1.50% | -10.89% to -9.85% |
| 2001 | 4,144 | $9.85 to $15.59 | 57,038 | 2.54 | 0.00% to 1.75% | -8.39% to -7.32% |
| 2000 | 4,127 | $10.67 to $16.92 | 62,530 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Strategic Allocation Growth** | | | | | | |
| 2004 | 5,143 | $10.83 to $18.78 | $ 81,653 | 1.05 % | 0.00% to 1.55% | 10.31% to 14.79% |
| 2003 | 4,838 | $9.86 to $16.92 | 69,833 | 0.88 | 0.25% to 1.50% | 22.46% to 23.96% |
| 2002 | 4,739 | $7.99 to $13.73 | 56,046 | 1.75 | 0.00% to 1.50% | -15.04% to -14.06% |
| 2001 | 4,817 | $9.34 to $16.07 | 67,010 | 1.60 | 0.00% to 1.75% | -12.87% to -11.85% |
| 2000 | 4,801 | $10.63 to $18.33 | 77,057 | (a) | (a) | (a) |
| **ING VP Strategic Allocation Income** | | | | | | |
| 2004 | 2,282 | $10.48 to $17.77 | 36,460 | 1.81 | 0.00% to 1.55% | 6.38% to 7.76% |
| 2003 | 2,238 | $10.18 to $16.50 | 33,837 | 2.30 | 0.25% to 1.50% | 11.92% to 13.28% |
| 2002 | 2,347 | $10.23 to $14.66 | 31,610 | 3.44 | 0.00% to 1.50% | -5.77% to -4.68% |
| 2001 | 2,600 | $10.77 to $15.41 | 37,096 | 4.35 | 0.00% to 1.75% | -3.84% to -2.71% |
| 2000 | 2,622 | $11.12 to $15.89 | 39,124 | (a) | (a) | (a) |
| **ING Financial Services** | | | | | | |
| 2004 | 1 | $10.87 | 9 | (e) | 0.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Growth and Income** | | | | | | |
| 2004 | 108,588 | $8.47 to $267.99 | 2,182,323 | 2.32 | 0.00% to 1.50% | 6.78% to 21.16% |
| 2003 | 121,775 | $7.87 to $249.58 | 2,310,967 | - | 0.25% to 1.50% | 24.14% to 25.78% |
| 2002 | 139,292 | $6.29 to $199.83 | 2,141,418 | 0.84 | 0.00% to 1.50% | -26.11% to -25.25% |
| 2001 | 162,099 | $8.45 to $268.94 | 3,399,498 | 0.60 | 0.00% to 1.75% | -19.62% to -18.68% |
| 2000 | 178,363 | $10.44 to $332.72 | 4,739,548 | (a) | (a) | (a) |
| **ING GET US Core - Series 1** | | | | | | |
| 2004 | 212 | $10.51 | 2,224 | 0.70 | 1.25% | 2.24% |
| 2003 | 231 | $10.28 | 2,378 | (d) | 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET US Core - Series 2 | | | | | | |
| 2004 | 1,821 | $10.23 to $10.31 | $ 18,726 | 0.11 % | 1.00% to 1.65% | 1.99% to 2.59% |
| 2003 | 2,055 | $10.03 to $10.05 | 20,639 | (d) | 1.05% to 1.65% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET US Core - Series 3 | | | | | | |
| 2004 | 5,300 | $9.95 to $10.02 | 52,924 | 0.00 | 1.00% to 1.75% | -0.40% to 0.20% |
| 2003 | 21 | $9.99 to $10.00 | 207 | (d) | 0.80% to 1.25% | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2001 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2000 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET US Core - Series 5 | | | | | | |
| 2004 | 66 | $10.47 | 696 | (e) | 1.75% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET US Core - Series 6 | | | | | | |
| 2004 | 556 | $10.08 | 5,605 | (e) | 1.75% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET US Core - Series 7 | | | | | | |
| 2004 | 402 | $10.00 | 4,017 | (e) | 1.00% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING GNMA Income** | | | | | | |
| 2004 | 40 | $10.10 to $10.20 | $ 404 | (e) % | 0.30% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Intermediate Bond** | | | | | | |
| 2004 | 52 | $10.20 to $10.29 | 535 | (e) | 0.40% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Global Science and Technology** | | | | | | |
| 2004 | 11,027 | $3.56 to $10.00 | 40,737 | - | 0.00% to 1.50% | -2.73% to 132.01% |
| 2003 | 12,668 | $3.64 to $10.26 | 47,295 | - | 0.25% to 1.50% | 43.36% to 45.25% |
| 2002 | 8,904 | $2.53 to $2.64 | 23,001 | - | 0.00% to 1.50% | -42.16% to -41.49% |
| 2001 | 7,145 | $4.35 to $4.50 | 31,754 | - | 0.00% to 1.75% | -24.13% to -23.22% |
| 2000 | 4,262 | $5.71 to $5.87 | 24,855 | (a) | (a) | (a) |
| **ING VP Growth** | | | | | | |
| 2004 | 6,937 | $5.37 to $15.14 | 89,883 | 0.12 | 0.00% to 1.50% | 5.63% to 6.92% |
| 2003 | 7,779 | $5.06 to $14.18 | 95,972 | - | 0.25% to 1.50% | 28.43% to 30.14% |
| 2002 | 7,963 | $3.92 to $10.79 | 76,539 | - | 0.00% to 1.50% | -30.00% to -29.19% |
| 2001 | 8,753 | $5.57 to $15.43 | 120,765 | 11.29 | 0.00% to 1.75% | -28.16% to -27.32% |
| 2000 | 8,901 | $7.72 to $21.24 | 171,159 | (a) | (a) | (a) |
| **ING VP Index Plus LargeCap** | | | | | | |
| 2004 | 32,461 | $10.67 to $19.66 | 562,520 | 0.99 | 0.00% to 1.95% | 8.92% to 10.32% |
| 2003 | 31,590 | $9.74 to $17.85 | 503,421 | 1.04 | 0.25% to 1.50% | 24.22% to 25.85% |
| 2002 | 29,577 | $8.36 to $14.03 | 378,460 | 0.24 | 0.00% to 1.50% | -22.70% to -21.80% |
| 2001 | 27,743 | $10.73 to $18.18 | 459,606 | 4.07 | 0.00% to 1.75% | -14.92% to -13.92% |
| 2000 | 25,137 | $12.52 to $21.13 | 488,938 | (a) | (a) | (a) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Index Plus MidCap** | | | | | | |
| 2004 | 18,764 | $11.22 to $20.56 | $ 361,470 | 0.40 % | 0.00% to 1.85% | 14.85% to 16.29% |
| 2003 | 14,056 | $10.18 to $17.68 | 233,761 | 0.39 | 0.25% to 1.50% | 30.49% to 32.14% |
| 2002 | 11,364 | $12.33 to $13.38 | 144,261 | 0.45 | 0.00% to 1.50% | -13.40% to -12.40% |
| 2001 | 6,071 | $14.24 to $15.20 | 88,491 | 5.86 | 0.00% to 1.75% | -2.80% to -1.67% |
| 2000 | 3,705 | $14.65 to $15.46 | 55,395 | (a) | (a) | (a) |
| **ING VP Index Plus SmallCap** | | | | | | |
| 2004 | 10,466 | $11.68 to $16.34 | 158,486 | 0.15 | 0.00% to 1.85% | 20.22% to 21.76% |
| 2003 | 7,540 | $10.20 to $13.42 | 93,931 | 0.17 | 0.25% to 1.50% | 34.15% to 35.83% |
| 2002 | 5,909 | $8.96 to $9.88 | 54,579 | 0.17 | 0.00% to 1.50% | -14.50% to -13.51% |
| 2001 | 2,687 | $10.48 to $11.37 | 28,860 | 4.91 | 0.00% to 1.75% | 0.87% to 2.05% |
| 2000 | 1,211 | $9.94 to $11.14 | 12,843 | (a) | (a) | (a) |
| **ING VP International Equity** | | | | | | |
| 2004 | 1,509 | $6.71 to $12.18 | 14,340 | 1.20 | 0.00% to 1.50% | 15.42% to 32.77% |
| 2003 | 1,451 | $5.79 to $10.52 | 11,933 | 1.01 | 0.25% to 1.50% | 30.10% to 31.82% |
| 2002 | 1,316 | $4.43 to $6.40 | 8,248 | 0.22 | 0.00% to 1.50% | -27.77% to -26.93% |
| 2001 | 1,269 | $6.10 to $8.79 | 10,978 | 0.11 | 0.00% to 1.75% | -25.02% to -24.14% |
| 2000 | 1,117 | $8.09 to $11.62 | 12,949 | (a) | (a) | (a) |
| **ING VP Small Company** | | | | | | |
| 2004 | 9,070 | $11.02 to $23.47 | 175,779 | 0.28 | 0.00% to 1.50% | 12.69% to 14.09% |
| 2003 | 9,733 | $9.73 to $20.60 | 167,432 | 0.25 | 0.25% to 1.50% | 35.44% to 37.18% |
| 2002 | 9,115 | $7.15 to $14.86 | 115,085 | 0.48 | 0.00% to 1.50% | -24.37% to -23.50% |
| 2001 | 7,976 | $9.41 to $19.68 | 134,200 | 3.51 | 0.00% to 1.75% | 2.44% to 3.64% |
| 2000 | 6,314 | $9.15 to $19.00 | 104,712 | (a) | (a) | (a) |
| **ING VP Value Opportunity** | | | | | | |
| 2004 | 6,985 | $9.66 to $18.79 | 110,369 | 0.80 | 0.00% to 1.50% | 8.48% to 9.86% |
| 2003 | 8,963 | $8.85 to $17.11 | 133,176 | 0.77 | 0.25% to 1.50% | 22.79% to 24.30% |
| 2002 | 9,633 | $9.09 to $13.82 | 115,345 | 0.46 | 0.00% to 1.50% | -27.07% to -26.22% |
| 2001 | 7,322 | $12.37 to $18.98 | 118,660 | 4.66 | 0.00% to 1.75% | -10.97% to -9.93% |
| 2000 | 3,530 | $13.79 to $20.91 | 63,066 | (a) | (a) | (a) |

239

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Financial Services | | | | | | |
| 2004 | 17 | $11.12 to $11.44 | $ 194 | (e) % | 0.75% to 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP International Value | | | | | | |
| 2004 | 4,834 | $11.49 to $13.33 | 58,379 | 1.23 | 0.30% to 1.50% | 15.63% to 16.94% |
| 2003 | 3,157 | $10.17 to $11.47 | 32,591 | 1.19 | 0.40% to 1.50% | 27.92% to 29.37% |
| 2002 | 1,603 | $7.95 to $8.07 | 12,825 | 0.86 | 0.45% to 1.50% | -16.56% to -16.17% |
| 2001 | 160 | $9.54 to $9.56 | 1,529 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP MagnaCap | | | | | | |
| 2004 | 183 | $9.45 to $9.68 | 1,748 | 1.63 | 0.60% to 1.50% | 7.39% to 8.41% |
| 2003 | 177 | $8.80 to $8.93 | 1,571 | 1.04 | 0.60% to 1.50% | 29.18% to 30.17% |
| 2002 | 80 | $6.82 to $6.86 | 544 | (c) | 0.60% to 1.40% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP MidCap Opportunities | | | | | | |
| 2004 | 536 | $10.19 to $11.43 | 5,546 | - | 0.55% to 1.50% | 9.81% to 20.57% |
| 2003 | 447 | $9.28 to $9.50 | 4,191 | - | 0.55% to 1.50% | 34.69% to 35.91% |
| 2002 | 66 | $6.89 to $6.99 | 457 | - | 0.55% to 1.50% | -26.79% to -26.57% |
| 2001 | 3 | $9.45 to $9.46 | 30 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Real Estate | | | | | | |
| 2004 | 1,960 | $13.58 to $13.95 | 27,225 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP SmallCap Opportunities | | | | | | |
| 2004 | 1,087 | $7.36 to $8.08 | $ 8,178 | - % | 0.40% to 1.50% | 8.53% to 16.59% |
| 2003 | 1,170 | $6.78 to $6.96 | 8,045 | - | 0.40% to 1.50% | 36.69% to 38.10% |
| 2002 | 446 | $4.96 to $5.04 | 2,239 | - | 0.45% to 1.50% | -44.29% to -44.13% |
| 2001 | 7 | $8.95 to $8.96 | 59 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Real Estate | | | | | | |
| 2004 | 22 | $12.65 to $12.76 | 282 | (e) | 0.45% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Janus Advisor Series Balanced | | | | | | |
| 2004 | - | $11.40 | - | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Janus Aspen Balanced | | | | | | |
| 2004 | 16,735 | $10.06 to $26.46 | 356,943 | 2.17 | 0.00% to 1.95% | 6.91% to 8.29% |
| 2003 | 19,201 | $9.36 to $24.66 | 385,094 | 2.22 | 0.25% to 1.50% | 12.34% to 13.76% |
| 2002 | 19,717 | $8.29 to $21.87 | 353,540 | 2.57 | 0.00% to 1.50% | -7.84% to -6.77% |
| 2001 | 17,000 | $8.95 to $23.65 | 338,450 | 2.71 | 0.00% to 1.75% | -6.13% to -5.04% |
| 2000 | 13,548 | $9.49 to $25.11 | 296,054 | (a) | (a) | (a) |
| Janus Aspen Capital Appreciation | | | | | | |
| 2004 | 365 | $8.55 to $11.51 | 3,238 | 0.03 | 1.00% to 1.25% | 16.50% to 16.80% |
| 2003 | 423 | $7.32 to $9.88 | 3,177 | 0.27 | 1.00% to 1.25% | 18.75% to 19.02% |
| 2002 | 326 | $6.15 to $8.32 | 2,019 | 0.33 | 1.00% to 1.25% | -16.77% |
| 2001 | 72 | $7.39 | 530 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

241

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Janus Aspen Flexible Income | | | | | | |
| 2004 | 4,497 | $10.30 to $21.35 | $ 78,169 | 5.55 % | 0.00% to 1.50% | 2.39% to 3.69% |
| 2003 | 5,268 | $10.03 to $20.59 | 89,994 | 4.83 | 0.25% to 1.50% | 4.82% to 6.09% |
| 2002 | 5,626 | $12.74 to $19.53 | 92,271 | 4.52 | 0.00% to 1.50% | 8.83% to 10.09% |
| 2001 | 3,776 | $11.67 to $17.78 | 56,744 | 6.11 | 0.00% to 1.75% | 6.13% to 7.36% |
| 2000 | 2,595 | $10.97 to $16.61 | 36,898 | (a) | (a) | (a) |
| Janus Aspen Growth | | | | | | |
| 2004 | 12,324 | $9.60 to $19.79 | 199,501 | 0.13 | 0.00% to 1.50% | 2.98% to 4.25% |
| 2003 | 15,153 | $9.27 to $19.13 | 239,988 | 0.09 | 0.25% to 1.50% | 29.72% to 31.47% |
| 2002 | 16,346 | $7.70 to $14.67 | 199,166 | - | 0.00% to 1.50% | -27.61% to -26.77% |
| 2001 | 18,060 | $10.56 to $20.16 | 305,619 | 0.25 | 0.00% to 1.75% | -25.86% to -25.00% |
| 2000 | 17,916 | $14.14 to $27.07 | 412,686 | (a) | (a) | (a) |
| Janus Aspen Mid Cap Growth | | | | | | |
| 2004 | 25,472 | $10.94 to $24.72 | 458,336 | - | 0.00% to 1.50% | 18.99% to 20.42% |
| 2003 | 30,177 | $9.11 to $20.68 | 459,241 | - | 0.25% to 1.50% | 33.11% to 34.86% |
| 2002 | 31,862 | $7.88 to $15.46 | 369,184 | - | 0.00% to 1.50% | -29.01% to -28.04% |
| 2001 | 34,630 | $11.02 to $21.67 | 569,410 | - | 0.00% to 1.75% | -40.36% to -39.66% |
| 2000 | 33,795 | $18.33 to $36.17 | 950,193 | (a) | (a) | (a) |
| Janus Aspen Worldwide Growth | | | | | | |
| 2004 | 24,107 | $9.48 to $23.32 | 425,591 | 0.95 | 0.00% to 1.50% | 3.20% to 4.47% |
| 2003 | 31,018 | $9.09 to $22.51 | 536,188 | 1.06 | 0.25% to 1.50% | 22.11% to 23.74% |
| 2002 | 36,207 | $7.94 to $18.36 | 513,443 | 0.87 | 0.00% to 1.50% | -26.61% to -25.61% |
| 2001 | 40,344 | $10.75 to $24.94 | 783,656 | 0.45 | 0.00% to 1.75% | -23.60% to -22.71% |
| 2000 | 42,211 | $13.96 to $32.52 | 1,083,720 | (a) | (a) | (a) |
| Janus Twenty | | | | | | |
| 2004 | 124 | $5.87 to $5.90 | 730 | - | 0.95% to 1.10% | 22.55% to 22.66% |
| 2003 | 117 | $4.79 to $4.81 | 563 | 0.63 | 0.95% to 1.10% | 23.97% to 24.09% |
| 2002 | 99 | $3.86 to $3.88 | 383 | 0.63 | 0.95% to 1.10% | -24.85% to -24.74% |
| 2001 | 97 | $5.14 to $5.15 | 497 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Lord Abbett Affiliated** | | | | | | |
| 2004 | 20 | $11.02 to $11.10 | $ 221 | (e) % | 0.65% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Lord Abbett Growth and Income** | | | | | | |
| 2004 | 9,581 | $11.21 to $11.85 | 109,667 | 1.07 | 0.45% to 1.95% | 10.99% to 14.71% |
| 2003 | 4,951 | $10.10 to $10.44 | 50,532 | 0.93 | 0.45% to 1.50% | 28.99% to 30.39% |
| 2002 | 1,545 | $7.83 to $7.93 | 12,172 | 1.05 | 0.55% to 1.50% | -19.17% to -18.81% |
| 2001 | 126 | $9.70 to $9.72 | 1,226 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Lord Abbett Mid-Cap Value - Class VC** | | | | | | |
| 2004 | 7,424 | $12.45 to $15.68 | 96,241 | 0.40 | 0.00% to 1.50% | 22.18% to 36.28% |
| 2003 | 2,735 | $10.19 to $12.77 | 28,509 | 0.67 | 0.45% to 1.50% | 22.92% to 24.05% |
| 2002 | 1,213 | $8.29 to $8.41 | 10,124 | 1.08 | 0.55% to 1.50% | -10.91% to -10.64% |
| 2001 | 28 | $9.34 to $9.35 | 265 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| **Lord Abbett Mid Cap Value Fund - Class A** | | | | | | |
| 2004 | 24 | $11.91 to $14.25 | 290 | (e) | 0.50% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Lord Abbett Small-Cap Value** | | | | | | |
| 2004 | 45 | $11.74 to $11.84 | 530 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Massachusetts Investors Growth Stock | | | | | | |
| 2004 | 17 | $10.55 to $10.58 | $ 180 | (e) % | 0.70% to 0.95% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| MFS® Total Return | | | | | | |
| 2004 | 5,159 | $14.45 to $14.54 | 74,758 | 1.56 | 1.00% to 1.10% | 10.14% to 10.24% |
| 2003 | 4,414 | $13.12 to $13.19 | 58,033 | 1.66 | 1.00% to 1.10% | 14.99% to 15.20% |
| 2002 | 3,443 | $11.41 to $11.45 | 39,338 | 1.50 | 1.00% to 1.10% | -6.21% to -6.11% |
| 2001 | 1,743 | $12.16 to $12.20 | 21,228 | 3.77 | 1.05% to 1.25% | -1.00% to -0.81% |
| 2000 | 395 | $12.28 to $12.30 | 4,860 | (a) | (a) | (a) |
| Moderate Allocation Portfolio | | | | | | |
| 2004 | 6 | $10.72 | 63 | (e) | 0.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Mutual Discovery | | | | | | |
| 2004 | 16 | $11.54 to $11.60 | 186 | (e) | 0.45% to 1.05% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| New Perspective Fund® - Class R-3 | | | | | | |
| 2004 | 18 | $11.12 to $11.17 | 204 | (e) | 0.30% to 0.80% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| New Perspective Fund® - Class R-4 | | | | | | |
| 2004 | 762 | $11.30 to $11.66 | $ 8,638 | (e) % | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Capital Appreciation | | | | | | |
| 2004 | 21 | $10.27 to $10.36 | 217 | (e) | 0.65% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Developing Markets | | | | | | |
| 2004 | 1,557 | $12.94 to $29.69 | 37,377 | 2.10 | 0.55% to 1.65% | 31.71% |
| 2003 | 429 | $14.57 | 6,248 | 4.56 | 1.00% | 63.52% |
| 2002 | 145 | $8.91 | 1,294 | 2.50 | 1.00% | -2.58% |
| 2001 | 24 | $9.15 to $13.82 | 223 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Oppenheimer Global | | | | | | |
| 2004 | - | $14.57 | 4 | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Oppenheimer Main Street Fund® - Class A | | | | | | |
| 2004 | 1 | $10.56 to $10.63 | 13 | (e) | 0.90% to 1.60% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Oppenheimer Aggressive Growth** | | | | | | |
| 2004 | - | $0.00 | $ 3 | - % | 1.25% | 0.00% |
| 2003 | - | – | 4 | - | 1.25% | – |
| 2002 | - | – | 3 | (c) | 1.25% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer Global Securities** | | | | | | |
| 2004 | 22,250 | $11.36 to $19.26 | 410,368 | 1.10 | 0.00% to 1.80% | 17.37% to 18.89% |
| 2003 | 16,092 | $10.51 to $16.20 | 251,043 | 0.55 | 0.25% to 1.50% | 40.97% to 43.00% |
| 2002 | 10,640 | $10.74 to $11.36 | 117,400 | 0.51 | 0.00% to 1.50% | -23.30% to -22.41% |
| 2001 | 6,078 | $14.01 to $14.59 | 86,986 | 10.25 | 0.00% to 1.75% | -13.36% to -12.34% |
| 2000 | 3,052 | $16.17 to $16.76 | 50,259 | (a) | (a) | (a) |
| **Oppenheimer Main Street® Fund/VA** | | | | | | |
| 2004 | - | $0.00 | 43 | - | 1.25% to 1.50% | 0.00% |
| 2003 | - | – | 32 | - | 1.25% to 1.50% | – |
| 2002 | - | – | 28 | (c) | 1.25% to 1.50% | (c) |
| 2001 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2000 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Oppenheimer Main Street® Small Cap** | | | | | | |
| 2004 | - | $12.30 | 5 | (e) | 1.25% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Oppenheimer Strategic Bond** | | | | | | |
| 2004 | 3,306 | $10.88 to $14.98 | 47,078 | 4.44 | 0.00% to 1.95% | 7.08% to 8.47% |
| 2003 | 2,470 | $10.31 to $13.81 | 32,607 | 5.57 | 0.25% to 1.50% | 16.27% to 17.73% |
| 2002 | 1,474 | $11.06 to $11.73 | 16,662 | 6.58 | 0.00% to 1.50% | 5.84% to 7.07% |
| 2001 | 924 | $10.45 to $10.91 | 9,817 | 6.28 | 0.00% to 1.75% | 3.28% to 4.48% |
| 2000 | 586 | $10.12 to $10.79 | 6,010 | (a) | (a) | (a) |

246

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pax World Balanced | | | | | | |
| 2004 | 1,550 | $10.45 to $11.12 | $ 16,523 | 0.96 % | 0.55% to 1.65% | 11.98% to 12.45% |
| 2003 | 378 | $9.43 to $9.56 | 3,605 | 1.04 | 0.85% to 1.25% | 15.85% to 16.30% |
| 2002 | 195 | $8.14 to $8.22 | 1,605 | 1.68 | 0.85% to 1.25% | -9.77% |
| 2001 | 254 | $9.10 | 2,309 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| PIMCO NFJ Small-Cap Value | | | | | | |
| 2004 | 4 | $12.00 | 53 | (e) | 0.90% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| PIMCO VIT Real Return | | | | | | |
| 2004 | 882 | $10.43 to $10.83 | 9,519 | (e) | 0.60% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer High Yield | | | | | | |
| 2004 | 42 | $10.38 to $10.48 | 437 | (e) | 0.60% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Equity Income VCT | | | | | | |
| 2004 | 2,471 | $11.02 to $13.99 | 28,279 | 2.17 | 0.00% to 1.95% | 14.64% to 17.70% |
| 2003 | 1,096 | $9.61 to $12.14 | 10,691 | 2.39 | 0.45% to 1.50% | 20.73% to 21.93% |
| 2002 | 472 | $7.96 to $8.07 | 3,782 | 2.54 | 0.55% to 1.50% | -16.99% to -16.62% |
| 2001 | 9 | $9.60 to $9.62 | 88 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |

247

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Fund | | | | | | |
| 2004 | - | $12.57 | $ 1 | (e) % | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Fund VCT | | | | | | |
| 2004 | 256 | $10.03 to $10.94 | 2,601 | 1.16 | 0.55% to 1.50% | 9.62% to 10.60% |
| 2003 | 165 | $9.15 to $9.37 | 1,522 | 1.13 | 0.55% to 1.50% | 21.84% to 23.13% |
| 2002 | 57 | $7.51 to $7.61 | 432 | 1.24 | 0.55% to 1.50% | -20.16% to -19.80% |
| 2001 | 1 | $9.41 to $9.43 | 9 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Pioneer High Yield VCT | | | | | | |
| 2004 | 419 | $10.63 to $11.03 | 4,468 | (e) | 0.65% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Pioneer Mid Cap Value VCT | | | | | | |
| 2004 | 3,402 | $11.67 to $16.27 | 49,664 | 0.27 | 0.00% to 1.60% | 20.27% to 21.91% |
| 2003 | 983 | $10.27 to $13.46 | 11,735 | 0.16 | 0.55% to 1.50% | 35.44% to 36.73% |
| 2002 | 245 | $8.70 to $8.82 | 2,143 | 0.33 | 0.55% to 1.50% | -12.53% to -12.05% |
| 2001 | 8 | $9.95 to $9.97 | 81 | (b) | 0.00% to 1.75% | (b) |
| 2000 | (b) | (b) | (b) | (b) | (b) | (b) |
| Scudder Equity 500 Index | | | | | | |
| 2004 | - | $12.34 | 2 | (e) | 1.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| T. Rowe Price Mid-Cap Value | | | | | | |
| 2004 | 53 | $11.54 to $11.64 | $ 619 | (e) % | 0.50% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Foreign | | | | | | |
| 2004 | 39 | $11.36 to $11.46 | 450 | (e) | 0.65% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Growth | | | | | | |
| 2004 | 5 | $11.26 to $11.31 | 61 | (e) | 0.95% to 1.45% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Templeton Global Bond | | | | | | |
| 2004 | 572 | $11.59 to $17.55 | 6,775 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| UBS U.S. Small Cap Growth | | | | | | |
| 2004 | 4 | $10.71 | 48 | (e) | 0.70% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Vanguard® 500 Index | | | | | | |
| 2004 | 1 | $10.82 | $ 13 | (e) % | 0.00% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Vanguard® Variable Insurance | | | | | | |
| 2004 | 18 | $11.19 to $11.23 | 208 | (e) | 1.10% to 1.65% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Wanger Select | | | | | | |
| 2004 | 195 | $11.39 to $11.85 | 2,227 | (e) | 0.70% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Wanger U.S. Smaller Companies | | | | | | |
| 2004 | 186 | $11.55 to $12.12 | 2,155 | (e) | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |
| Washington Mutual Investors[SM] - Class R-3 | | | | | | |
| 2004 | 115 | $10.66 to $10.77 | 1,232 | (e) | 0.30% to 1.40% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**VARIABLE ANNUITY ACCOUNT C**
**Notes to Financial Statements**

| Division | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Washington Mutual Investors[SM] - Class R-4 | | | | | | |
| 2004 | 3,309 | $10.80 to $11.08 | $ 35,859 | (e) % | 0.55% to 1.50% | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2001 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2000 | (e) | (e) | (e) | (e) | (e) | (e) |

(a)    Not provided for 2000

(b)    As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(c)    As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(d)    As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(e)    As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

A    The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B    The Expense Ratio considers only the expenses borne directly by the Account and  is equal to the mortality and expense charge, as defined in Note 3.    Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C    Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002. As discussed in Note 14 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to its payables for securities purchased, short-term borrowings, and investment contracts for the years ended December 31, 2003 and 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2005

C-2

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | | 2003 | | 2002 |
| **Revenues:** | | | | | | |
| Net investment income | $ | 983.1 | $ | 919.1 | $ | 959.5 |
| Fee income | | 455.7 | | 395.8 | | 423.9 |
| Premiums | | 38.5 | | 50.1 | | 53.9 |
| Net realized capital gains (losses) | | 25.2 | | 64.5 | | (101.0) |
| Total revenue | | 1,502.5 | | 1,429.5 | | 1,336.3 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contractowners | | 739.4 | | 723.4 | | 707.3 |
| Operating expenses | | 394.0 | | 383.9 | | 361.4 |
| Amortization of deferred policy acquisition costs and value of business acquired | | 127.4 | | 106.5 | | 181.5 |
| Total benefits and expenses | | 1,260.8 | | 1,213.8 | | 1,250.2 |
| Income before income taxes and cumulative effect of change in accounting principle | | 241.7 | | 215.7 | | 86.1 |
| Income tax expense | | 42.4 | | 61.1 | | 18.6 |
| Income before cumulative effect of change in accounting principle | | 199.3 | | 154.6 | | 67.5 |
| Cumulative effect of change in accounting principle, net of tax | | - | | - | | (2,412.1) |
| Net income (loss) | $ | 199.3 | $ | 154.6 | $ | (2,344.6) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

|  | December 31, | |
|  | 2004 | 2003 |
|---|---|---|
| **Assets:** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $16,684.7 at 2004 and $15,455.0 at 2003) | $ 17,151.3 | $ 16,049.7 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $153.9 at 2004 and $146.5 at 2003) | 162.6 | 161.9 |
| Mortgage loans on real estate | 1,090.2 | 754.5 |
| Policy loans | 262.7 | 270.3 |
| Other investments | 57.0 | 53.6 |
| Securities pledged (amortized cost of $1,258.8 at 2004 and $1,624.4 at 2003) | 1,274.3 | 1,644.8 |
| Total investments | 19,998.1 | 18,934.8 |
| Cash and cash equivalents | 187.3 | 57.8 |
| Short-term investments under securities loan agreement | 219.5 | 123.9 |
| Accrued investment income | 181.7 | 169.6 |
| Notes receivable from affiliate | 175.0 | - |
| Reinsurance recoverable | 2,902.7 | 2,953.2 |
| Deferred policy acquisition costs | 414.5 | 307.9 |
| Value of business acquired | 1,365.2 | 1,415.4 |
| Due from affiliates | 25.9 | 41.5 |
| Other assets | 59.6 | 206.2 |
| Assets held in separate accounts | 33,310.5 | 33,014.7 |
| Total assets | $ 58,840.0 | $ 57,225.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | December 31, | |
| --- | --- | --- |
| | **2004** | **2003** |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 20,886.4 | $ 19,276.6 |
| Due to affiliates | 49.4 | 92.4 |
| Payables for securities purchased | 25.1 | 5.4 |
| Payables under securities loan agreement | 219.5 | 123.9 |
| Borrowed money | 1,057.4 | 1,519.3 |
| Current income taxes | 82.6 | 85.6 |
| Deferred income taxes | 209.3 | 184.7 |
| Other liabilities | 275.6 | 276.5 |
| Liabilities related to separate accounts | 33,310.5 | 33,014.7 |
| Total liabilities | 56,115.8 | 54,579.1 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50.0 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,576.5 | 4,646.5 |
| Accumulated other comprehensive income | 67.1 | 116.0 |
| Retained earnings (deficit) | (1,922.2) | (2,119.4) |
| Total shareholder's equity | 2,724.2 | 2,645.9 |
| Total liabilities and shareholder's equity | $ 58,840.0 | $ 57,225.0 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2001 | $ 2.8 | $ 4,292.4 | $ 55.8 | $ 103.3 | $ 4,454.3 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (2,344.6) | (2,344.6) |
| Other comprehensive income, net of tax: | | | | | |
| Net unrealized gain on securities ($94.9 pretax) | - | - | 61.7 | - | 61.7 |
| Comprehensive loss | | | | | (2,282.9) |
| Distribution of IA Holdco | - | (27.4) | - | (32.7) | (60.1) |
| Capital contributions | - | 164.3 | - | - | 164.3 |
| SERP - transfer | - | (15.1) | - | - | (15.1) |
| Other changes | - | 2.3 | - | - | 2.3 |
| Balance at December 31, 2002 | 2.8 | 4,416.5 | 117.5 | (2,274.0) | 2,262.8 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 154.6 | 154.6 |
| Other comprehensive loss, net of tax: | | | | | |
| Net unrealized loss on securities (($2.4) pretax) | - | - | (1.5) | - | (1.5) |
| Comprehensive income | | | | | 153.1 |
| Capital contributions | - | 230.0 | - | - | 230.0 |
| Balance at December 31, 2003 | 2.8 | 4,646.5 | 116.0 | (2,119.4) | 2,645.9 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 199.3 | 199.3 |
| Other comprehensive loss, net of tax: | | | | | |
| Net unrealized loss on securities (($49.5) pretax) | - | - | (32.2) | - | (32.2) |
| Minimum pension liability | - | - | (16.7) | - | (16.7) |
| Comprehensive income | - | - | - | - | 150.4 |
| Dividends paid | - | (70.0) | - | - | (70.0) |
| Other | - | - | - | (2.1) | (2.1) |
| Balance at December 31, 2004 | $ 2.8 | $ 4,576.5 | $ 67.1 | $ (1,922.2) | $ 2,724.2 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

|  | | Year ended December 31, | |
|  | 2004 | 2003 (Restated) | 2002 (Restated) |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 199.3 | $ 154.6 | $ (2,344.6) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs | (168.0) | (159.7) | (127.6) |
| Amortization of deferred policy acquisition costs and value of business acquired | 134.3 | 106.5 | 158.5 |
| Net accretion/decretion of discount/premium | 155.9 | 198.9 | 115.5 |
| Future policy benefits, claims reserves, and interest credited | 620.4 | 705.9 | 953.7 |
| Impairment of goodwill | - | - | 2,412.1 |
| Provision for deferred income taxes | 41.0 | 22.1 | 23.6 |
| Net realized capital (gains) losses | (25.1) | (64.5) | 101.0 |
| Depreciation | 12.4 | 23.3 | 20.9 |
| Change in: | | | |
| Accrued investment income | (2.3) | 1.3 | (10.0) |
| Reinsurance recoverable | 50.5 | 33.3 | 172.7 |
| Accounts receivable and assets accruals | 18.2 | (25.2) | (5.8) |
| Due to/from affiliates | (32.8) | 47.4 | 8.1 |
| Other payables and accruals | 17.9 | 14.4 | (82.8) |
| Net cash provided by operating activities | 1,021.7 | 1,058.3 | 1,395.3 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 26,791.8 | 29,977.9 | 26,315.3 |
| Equity securities, available-for-sale | 85.7 | 130.2 | 57.2 |
| Mortgage loans on real estate | 71.0 | 16.3 | 2.0 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (26,809.0) | (31,951.6) | (28,272.8) |
| Equity securities, available-for-sale | (81.6) | (34.8) | (81.8) |
| Mortgage loans on real estate | (406.7) | (194.2) | (343.7) |
| Increase in policy loans | 7.6 | 26.0 | 32.7 |
| Purchases/sales of property and equipment, net | (11.7) | (5.2) | (5.8) |
| Change in other investments | (15.3) | (8.1) | (22.4) |
| Loans to affiliates | (175.0) | - | - |
| Net cash used in investing activities | (543.2) | (2,043.5) | (2,319.3) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance And Annuity Company And Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | | | | Year ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | 2004 | | | 2003 (Restated) | | | 2002 (Restated) |
| **Cash Flows from Financing Activities:** | | | | | | | | |
| Deposits for investment contracts | $ | 2,089.9 | | $ | 2,296.6 | | $ | 1,349.1 |
| Maturities and withdrawals from investment contracts | | (1,910.4) | | | (1,745.5) | | | (741.4) |
| Short-term borrowings, net | | (458.5) | | | 196.5 | | | 299.7 |
| Dividends paid to Parent | | (70.0) | | | - | | | - |
| Capital contributions | | - | | | 230.0 | | | - |
| Net cash provided by (used in) financing activities | | (349.0) | | | 977.6 | | | 907.4 |
| Net increase (decrease) in cash and cash equivalents | | 129.5 | | | (7.6) | | | (16.6) |
| Cash and cash equivalents, beginning of year | | 57.8 | | | 65.4 | | | 82.0 |
| Cash and cash equivalents, end of year | $ | 187.3 | | $ | 57.8 | | $ | 65.4 |
| Supplemental cash flow information: | | | | | | | | |
| Income taxes paid, net | $ | 3.2 | | $ | 29.8 | | $ | 6.7 |
| Interest paid | $ | 22.8 | | $ | 32.6 | | $ | 20.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 1. Organization and Significant Accounting Policies

### Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC"), a stock life insurance company domiciled in the state of Connecticut, and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"). On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion and HOLDCO merged into Lion. As a result, ILIAC is now a direct, wholly-owned subsidiary of Lion, which in turn is an indirect, wholly-owned subsidiary of ING. ING is a global financial services company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

### Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

### *Recently Adopted Accounting Standards*

*Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts*

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements, be consolidated with the respective lines in the Consolidated Statements of Operations. In addition, the SOP requires that additional liabilities be established for certain guaranteed death and other benefits and for products with certain patterns of cost of insurance charges.  In addition, sales inducements provided to contractowners must be recognized on the Consolidated Balance Sheets separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs ("DAC").

The Company evaluated all requirements of SOP 03-1 which resulted in the consolidation of the Separate Account supporting the guarantee option into the General Account. Requirements to establish additional liabilities for minimum guarantee benefits are applicable to the Company; however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the newly established requirements. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company.  The adoption of SOP 03-1 had no significant effect on the Company's financial position, results of operations, or cash flows.

In the fourth quarter of 2004, the Company implemented Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA").

The TPA, which was approved in September 2004, provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1.  In addition, the TPA provides additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1.  The adoption of the TPA did not have an impact on the Company's financial position, results of operations, or cash flows.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 which did not have an impact on the Company's financial position, results of operations, or cash flows.

*The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other-than-temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and are included in the Investments footnote.

*Accounting for Derivative Instruments and Hedging Activities*

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

*Variable Interest Entities*

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires

disclosures about VIEs that the variable interest holder is required to consolidate and those VIEs it is not required to consolidate but in which it has a significant variable interest.

The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8,489.3 as of December 31, 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2004 of $8,396.1 represents the maximum exposure to loss except for those structures for which the Company also receives asset management fees.

*Guarantees*

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

*Goodwill Impairment*

During 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." The adoption of this standard resulted in the recognition of an impairment loss of $2,412.1, net of taxes of $1,298.8, related to prior acquisitions, recorded retroactive to the first quarter of 2002. Prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the December 31, 2002 Consolidated Statement of Operations.

*New Accounting Pronouncements*

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires all share-based payments be recognized in the

financial statements based upon the fair value. FAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Earlier adoption is encouraged. FAS 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. Prior periods are not restated. The modified-retrospective method, entities are allowed to restate prior periods by recognizing the compensation cost in the amount previously reported in the pro forma footnote disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation."

The Company intends to early adopt the provisions of FAS 123R on January 1, 2005 using the modified-prospective method. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position, results of operations or cash flows. Prior to January 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Reclassifications*

Certain reclassifications have been made to prior years financial information to conform to the current year presentation, including a reclassification in the amount of $9.2, net of tax, from retained earnings to accumulated other comprehensive income as of December 31, 2001 (see footnote 14).

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

*Investments*

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the General Account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of time and the extent to which fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in future policy benefits and claims reserves on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Consolidated Statements of Operations. Unrealized

capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by

the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities and the offsetting collateral liability is included in borrowed money on the Consolidated Balance Sheets.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes. However, these derivatives are not accounted for using hedge accounting treatment under FAS No. 133 and the Company does not seek hedge accounting treatment. The Company enters into interest rate, equity market, and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price or cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses. Derivatives are included in other investments on the Consolidated Balance Sheets.

The Company also has investments in certain fixed maturity instruments and has retail annuity products that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Changes in the fair value of embedded derivatives are recorded in net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives are included in fixed maturities.

**Deferred Policy Acquisition Costs and Value of Business Acquired**

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized and is subject to amortization in purchase accounting when the Company was acquired.  The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

The amortization methodology used for DAC and VOBA varies by product type.  FAS No. 60, "Accounting and Reporting by Insurance Enterprises," applies to traditional life insurance products, primarily whole life and term life insurance contracts.  Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities.  Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts (usually 25 years) in relation to the present value of estimated future gross profits from investment, mortality, and expense margins; asset-based fees, policy administration, and surrender charges; less policy maintenance fees and non-capitalized commissions, as well as realized gains and losses on investments.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates.  Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products.  One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance.  To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance.  The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings.  Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analysis of DAC and VOBA for the annuity and life businesses, respectively.  The DAC and VOBA balances are evaluated for recoverability and are reduced to the extent that estimated future gross profits are inadequate to recover the asset.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness.  Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance.  The cumulative prior period adjustment is recognized as a component of current period

amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

*Reserves*

The Company establishes and carries actuarially determined reserve liabilities which are calculated to meet its future obligations. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent benefits are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 1.5% to 11.9% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to investments and unamortized realized gains/losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractholders, plan participants, and the Company.

Reserves for immediate annuities with life contingent benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 9.5% for all years presented.

Because the sale of the domestic individual life insurance business on October 1, 1998 was substantially in the form of an indemnity reinsurance agreement, the Company includes an amount in reinsurance recoverable on the Consolidated Balance Sheet, which approximates the Company's total individual life reserves. See Note 11 to the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

### *Sales Inducements*

Sales inducements represent benefits paid to contractowners that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately and included in Other Assets on the Consolidated Balance Sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of DAC on the Consolidated Balance Sheet. Beginning in 2004, sales inducements are amortized as a component of interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

### *Revenue Recognition*

For most annuity contracts, fee income for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed against contractowners. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits on the Consolidated Statements of Operations. Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

### *Separate Accounts*

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company or its affiliates, or other selected mutual funds not managed by the Company or its affiliates.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net

realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for presentation in the separate caption in the Consolidated Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2004 and 2003, unrealized gains of $7.3 and $55.7, respectively, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

### *Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.9 billion and $3.0 billion at December 31, 2004 and 2003, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (See Note 11).

### *Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

### Investments

Fixed maturities and equity securities available-for-sale as of December 31, 2004, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government agencies and authorities | $ 197.3 | $ 0.9 | $ 0.9 | $ 197.3 |
| States, municipalities and political subdivisions | 32.1 | 0.2 | 0.9 | 31.4 |
| U.S. corporate securities: | | | | |
| Public utilities | 1,207.6 | 50.0 | 5.0 | 1,252.6 |
| Other corporate securities | 5,846.5 | 275.0 | 25.4 | 6,096.1 |
| Total U.S. corporate securities | 7,054.1 | 325.0 | 30.4 | 7,348.7 |
| Foreign securities: | | | | |
| Government | 660.2 | 33.9 | 3.1 | 691.0 |
| Other | 1,656.4 | 78.4 | 6.1 | 1,728.7 |
| Total foreign securities | 2,316.6 | 112.3 | 9.2 | 2,419.7 |
| Residential mortgage-backed securities | 5,497.6 | 65.6 | 58.2 | 5,505.0 |
| Commercial mortgage-backed securities | 1,491.2 | 73.2 | 4.4 | 1,560.0 |
| Other asset-backed securities | 1,354.6 | 22.6 | 13.7 | 1,363.5 |
| Total fixed maturities, including fixed maturities pledged | 17,943.5 | 599.8 | 117.7 | 18,425.6 |
| Less: fixed maturities pledged to creditors | 1,258.8 | 18.0 | 2.5 | 1,274.3 |
| Fixed maturities | 16,684.7 | 581.8 | 115.2 | 17,151.3 |
| Equity securities | 153.9 | 9.2 | 0.5 | 162.6 |
| Total investments available-for-sale | $ 16,838.6 | $ 591.0 | $ 115.7 | $ 17,313.9 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

Fixed maturities and equity securities available-for-sale as of December 31, 2003, were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. government and government agencies and authorities | $ 350.0 | $ 1.7 | $ 0.3 | $ 351.4 |
| States, municipalities and political subdivisions | 2.1 | 0.1 | - | 2.2 |
| U.S. corporate securities: | | | | |
| Public utilities | 970.7 | 48.9 | 11.4 | 1,008.2 |
| Other corporate securities | 5,568.1 | 327.9 | 29.1 | 5,866.9 |
| Total U.S. corporate securities | 6,538.8 | 376.8 | 40.5 | 6,875.1 |
| Foreign securities: | | | | |
| Government | 605.2 | 33.7 | 2.8 | 636.1 |
| Other | 1,364.7 | 74.5 | 11.0 | 1,428.2 |
| Total foreign securities | 1,969.9 | 108.2 | 13.8 | 2,064.3 |
| Residential mortgage-backed securities | 5,903.7 | 91.8 | 35.1 | 5,960.4 |
| Commercial mortgage-backed securities | 1,278.5 | 105.0 | 3.3 | 1,380.2 |
| Other asset-backed securities | 1,036.4 | 34.0 | 9.5 | 1,060.9 |
| Total fixed maturities, including fixed maturities pledged to creditors | 17,079.4 | 717.6 | 102.5 | 17,694.5 |
| Less: fixed maturities pledged to creditors | 1,624.4 | 23.8 | 3.4 | 1,644.8 |
| Fixed maturities | 15,455.0 | 693.8 | 99.1 | 16,049.7 |
| Equity securities | 146.5 | 15.5 | 0.1 | 161.9 |
| Total investments available-for-sale | $ 15,601.5 | $ 709.3 | $ 99.2 | $ 16,211.6 |

At December 31, 2004 and 2003, net unrealized appreciation of $490.8 and $630.5, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $357.5 and $491.5, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in future policy benefits and claim reserves.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2004, are shown below by duration:

|  | Unrealized Loss | | Fair Value | |
|---|---:|---|---:|---|
| Duration category: | | | | |
| Less than six months below amortized cost | $ | 37.7 | $ | 3,319.0 |
| More than six months and less than twelve months below cost | | 34.9 | | 1,795.0 |
| More than twelve months below amortized cost | | 45.6 | | 960.5 |
| Total investments available-for-sale | $ | 118.2 | $ | 6,074.5 |

Of the unrealized losses, less than 6 months in duration of $37.7, there were $9.5 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $28.2, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1,746.2.

Of the unrealized losses, more than 6 months and less than 12 months in duration, of $34.9, there were $16.4 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $18.5, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $829.2.

An analysis of the unrealized losses, more than 12 months in duration, of $45.6 follows. There were $15.9 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $29.7, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $505.6.

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2004 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

|  | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: |  |  |
| One year or less | $ 395.8 | $ 400.0 |
| After one year through five years | 3,650.0 | 3,727.4 |
| After five years through ten years | 3,128.8 | 3,256.4 |
| After ten years | 2,425.5 | 2,613.3 |
| Mortgage-backed securities | 6,988.8 | 7,065.0 |
| Other asset-backed securities | 1,354.6 | 1,363.5 |
| Less: fixed maturities pledged to creditors | 1,258.8 | 1,274.3 |
| Fixed maturities | $ 16,684.7 | $ 17,151.3 |

At December 31, 2004 and 2003, fixed maturities with carrying values of $10.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2004 or 2003.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2004 and 2003, approximately 4.1% and 2.8%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

The Company enters into dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. At December 31, 2004 and 2003, the carrying value of the securities pledged in dollar rolls and repurchase agreements was $1,274.3 and $1,644.8, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreements is included in pledged securities on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $1,057.4 and $1,519.3 at December 31, 2004 and 2003, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in borrowed money on the Consolidated Balance Sheets.

### Impairments

The following table identifies the Company's other-than-temporary impairments by type as of December 31:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Corporate | $ - | - | $ 6.2 | 4 | $ 0.1 | 2 |
| Residential mortgage-backed | 13.5 | 53 | 88.2 | 83 | 40.0 | 33 |
| Limited partnership | - | - | 2.0 | 1 | | |
| Equities | - | - | - | 2 | 0.1 | 2 |
| Total | $ 13.5 | 53 | $ 96.4 | 90 | $ 40.2 | 37 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2004 and 2003 is $125.0 and $123.1, respectively.

### Net Investment Income

Sources of net investment income were as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Fixed maturities | $ 980.5 | $ 946.2 | $ 964.1 |
| Preferred stock | - | 9.9 | 3.9 |
| Mortgage loans on real estate | 56.0 | 42.7 | 23.3 |
| Policy loans | 8.1 | 9.0 | 8.7 |
| Cash equivalents | 2.4 | 1.7 | 1.7 |
| Other | (2.1) | (1.0) | 23.4 |
| Gross investment income | 1,044.9 | 1,008.5 | 1,025.1 |
| Less: investment expenses | 61.8 | 89.4 | 65.6 |
| Net investment income | $ 983.1 | $ 919.1 | $ 959.5 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

### *Net Realized Capital Gains and Losses*

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to impairment of investments.   Net realized capital gains (losses) on investments were as follows:

|  | | Year ended December 31, | |
|---|---|---|---|
|  | 2004 | 2003 | 2002 |
| Fixed maturities | $ 24.7 | $ 63.9 | $ (97.5) |
| Equity securities | 0.5 | 0.6 | (3.5) |
| Pretax net realized capital gains (losses) | $ 25.2 | $ 64.5 | $ (101.0) |
| After-tax net realized capital gains (losses) | $ 16.4 | $ 41.9 | $ 65.7 |

Net realized capital gains allocated to experience-rated contracts of $42.0, $43.9, and $63.6 for the years ended December 31, 2004, 2003 and 2002, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractholders were $233.4, $213.7, and $199.3 at December 31, 2004, 2003 and 2002, respectively.

Proceeds from the sale of fixed maturities and equity securities and the related gross gains and losses, excluding those related to experience-related contractholders, were as follows:

|  | | Year ended December 31, | |
|---|---|---|---|
|  | 2004 | 2003 | 2002 |
| Proceeds on sales | $ 10,236.3 | $ 12,812.5 | $ 13,265.2 |
| Gross gains | 146.9 | 291.9 | 276.7 |
| Gross losses | 70.9 | 228.0 | 374.2 |

Changes in shareholder's equity related to changes in accumulated other comprehensive income (net unrealized capital gains and losses on securities, including securities pledged excluding those related to experience-rated contractholders) were as follows:

| | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2004 | 2003 | 2002 |
| Fixed maturities | $ 16.1 | $ (54.3) | $ 104.8 |
| Equity securities | (5.7) | 17.9 | (1.6) |
| Sales inducements | (0.1) | - | - |
| Other | (59.8) | 34.0 | (8.3) |
| Subtotal | (49.5) | (2.4) | 94.9 |
| Less: (Increase) decrease in deferred income taxes | (17.3) | (0.9) | 33.2 |
| Net increase (decrease) in accumulated other comprehensive (loss) income | $ (32.2) | $ (1.5) | $ 61.7 |

## 2. Financial Instruments

### Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the

borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities*: Fair values of these securities are based upon quoted market price.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Cash and cash equivalents, short-term investments and policy loans*: The carrying amounts for these assets approximate the assets' fair values.

*Assets held in separate accounts:* Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

*Investment contract liabilities (included in future policy benefits and claim reserves)*:

   *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

   *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

*Liabilities related to separate accounts*: The carrying amounts for these liabilities approximate their fair value.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2004 and 2003 were as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturity securities, including securities pledged | $ 18,425.6 | $ 18,425.6 | $ 17,694.5 | $ 17,694.5 |
| Equity securities | 162.6 | 162.6 | 161.9 | 161.9 |
| Mortgage loans on real estate | 1,090.2 | 1,119.8 | 754.5 | 798.5 |
| Policy loans | 262.7 | 262.7 | 270.3 | 270.3 |
| Cash and cash equivalents | 187.3 | 187.3 | 57.8 | 57.8 |
| Assets held in Separate Accounts | 33,310.5 | 33,310.5 | 33,014.7 | 33,014.7 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 2,106.0 | 2,028.2 | 2,282.9 | 2,259.4 |
| Without a fixed maturity | 13,884.9 | 13,845.6 | 12,936.9 | 12,892.0 |
| Liabilities related to Separate Accounts | 33,310.5 | 33,310.5 | 33,014.7 | 33,014.7 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**Derivative Financial Instruments**

*Interest Rate Floors*

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2004 or 2003.

*Interest Rate Caps*

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio.  Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2004 were $527.8, $5.9, and $5.9, respectively.  The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6, $8.2, and $8.2, respectively.

*Interest Rate Swaps*

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities.  Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.   The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2004 were $1,766.0, $2.1, and $2.1, respectively.  The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0, $(14.4), and $(14.4), respectively.

*Foreign Exchange Swaps*

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually.   The notional amount, carrying value, and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2004 were $126.5, $(28.4), and $(28.4), respectively.  The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1, $(12.8), and $(12.8), respectively.

### 3.  Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the year-ended December 31, 2004, 2003 and 2002 within VOBA was as follows:

| | | |
|---|---|---:|
| Balance at December 31, 2001 | $ | 1,601.8 |
| Adjustment for unrealized gain (loss) | | (21.9) |
| Additions | | 25.0 |
| Interest accrued at 7% | | 86.8 |
| Amortization | | (253.3) |
| | | |
| Balance at December 31, 2002 | | 1,438.4 |
| Adjustment for unrealized gain (loss) | | 6.2 |
| Additions | | 59.1 |
| Interest accrued at 7% | | 92.2 |
| Amortization | | (180.5) |
| | | |
| Balance at December 31, 2003 | | 1,415.4 |
| Adjustment for unrealized gain (loss) | | 7.9 |
| Additions | | 50.1 |
| Interest accrued at 6% | | 92.3 |
| Amortization | | (200.5) |
| | | |
| Balance at December 31, 2004 | $ | 1,365.2 |

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.2, $105.8, $97.4, $92.4, and $90.6 for the years 2005, 2006, 2007, 2008 and 2009, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

During 2004, VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments.  Also, surrenders increased, which resulted in higher amortization for certain business.

During 2003 the Company reset long-term assumptions for the Separate Account returns from 9.0% to 8.5% (gross before fund management fees and mortality, expense, and other policy charges), reflecting a blended return of equity and other sub-accounts.  The 2003 unlocking adjustment was primarily driven by improved market performance compared to expected during 2003.  For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 before tax, or $2.4, net of $1.3 of federal income tax expense.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term return assumptions for the Separate Account returns to 9.0% (gross before fund management fees and mortality, expense, and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 before tax, or $29.7, net of $15.9 of federal income tax benefit.

**4.    Dividend Restrictions and Shareholder's Equity**

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) 10% of statutory surplus at prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution. ILIAC did not receive capital contributions from its parent in 2004 and received $230.0 and $164.3 in capital contributions during 2003 and 2002, respectively.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $217.2, $67.5, and $148.8 for the years ended December 31, 2004, 2003, and 2002, respectively. Statutory capital and surplus was $1,344.5 and $1,230.7 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company did not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

**5.    Additional Insurance Benefits and Minimum Guarantees**

Under SOP 03-1, the Company calculates an additional liability ("SOP reserves") for certain guaranteed minimum death benefits ("GMDBs") in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2004, the Separate Account liability subject to SOP 03-1 for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4,396.0 and $0.7, respectively.

The aggregate fair value of equity securities (including mutual funds) supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2004 was $4,396.0.

6.      **Income Taxes**

ILIAC files a consolidated federal income tax return with its subsidiary, IICA.  ILIAC has a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income taxes (benefits) from continuing operations consist of the following:

| | | **Year ended December 31,** | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2004** | | **2003** | | **2002** |
| Current tax expense (benefit): | | | | | | |
| Federal | $ | (3.8) | $ | 37.9 | $ | 40.4 |
| State | | - | | 1.1 | | 1.8 |
| Total current tax expense (benefit) | | (3.8) | | 39.0 | | 42.2 |
| Deferred tax expense (benefit): | | | | | | |
| Federal | | 46.2 | | 22.1 | | (23.6) |
| Total deferred tax expense (benefit) | | 46.2 | | 22.1 | | (23.6) |
| Total income tax expense (benefit) | $ | 42.4 | $ | 61.1 | $ | 18.6 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

| | | Year ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2004** | | **2003** | | **2002** |
| Income before income taxes and cumulative effect of change in accounting principle | $ | 241.7 | $ | 215.7 | $ | 86.1 |
| Tax rate | | 35% | | 35% | | 35% |
| Income tax at federal statutory rate | | 84.6 | | 75.5 | | 30.1 |
| Tax effect of: | | | | | | |
| State income tax, net of federal benefit | | - | | 0.7 | | 1.2 |
| Dividends received deduction | | (9.6) | | (14.0) | | (5.3) |
| IRS audit settlement | | (33.0) | | | | |
| Transfer of mutual fund shares | | - | | - | | (6.7) |
| Other, net | | 0.4 | | (1.1) | | (0.7) |
| Income tax expense | $ | 42.4 | $ | 61.1 | $ | 18.6 |

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

| | | **2004** | | **2003** |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Insurance reserves | $ | 286.4 | $ | 263.7 |
| Unrealized gains allocable to experience-rated contracts | | 125.1 | | 172.0 |
| Investments | | - | | 69.7 |
| Postemployment benefits | | 60.5 | | 30.2 |
| Compensation | | 35.5 | | 56.0 |
| Other, net | | 23.4 | | 19.7 |
| Total gross assets | | 530.9 | | 611.3 |
| Deferred tax liabilities: | | | | |
| Value of business acquired | | 477.8 | | 495.4 |
| Net unrealized capital gains | | 161.3 | | 236.4 |
| Deferred policy acquisition costs | | 91.3 | | 59.2 |
| Other, net | | 9.8 | | 5.0 |
| Total gross liabilities | | 740.2 | | 796.0 |
| Net deferred tax liability | $ | 209.3 | $ | 184.7 |

Net unrealized capital gains and losses are presented as a component of Other Comprehensive Income in shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote.

Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2 million.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for probable proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments. The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through the December 13, 2000 short period. The tax benefit associated with the settlement of the most recent audit is included in the 2004 financial statements. The Service has commenced its examination for the tax years ended December 31, 2000 and 2001. Additionally, various state tax audits are in process.

7.     **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.0 for 2004, $15.1 for 2003, and $6.4 for 2002, respectively.

*Defined Contribution Plan*

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career

Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $8.0, $7.1 and $7.1 in 2004, 2003, and 2002, respectively.

### Other Benefit Plans

The Company also sponsors a tax-qualified profit sharing plan for Career Agents that is intended to satisfy the requirements of Code Section 401(K).

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees; defined benefit pension plans for insurance salesmen who have entered into a career agent agreement and certain other individuals; and health care and life insurance benefits to retired employees and their eligible dependents. The supplemental retirement plan and defined benefit pension plan are non-qualified defined benefit pension plans, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The defined benefit plan for salesmen was terminated effective January 1, 2002, and all benefit accruals ceased. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefit charges allocated to the Company related to all of these plans for the years ended December 31, 2004, 2003, and 2002, were not significant.

8. **Related Party Transactions**

### Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment advisory agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $58.8, $53.8, and $46.5, respectively.

- Services agreement between the Company and its affiliates effective January 2001, and amended effective January 1, 2002. For the years ended December 31, 2004, 2003, and 2002, net expenses related to the agreement where incurred in the amount of $8.6, $19.2, and $13.4, respectively.
- Expense sharing agreement with ING North America Insurance Corporation, Inc., dated as of January 1, 2001, as amended effective January 1, 2002, for administrative, management, financial, and information technology services. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $132.9, $136.4, and $126.0, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

### *Investment Advisory and Other Fees*

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $209.2, $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management LLP ("Aeltus")), and $391.8 (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) in 2004, 2003, and 2002, respectively.

### *Reciprocal Loan Agreement*

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense

of $0.2, $0.1, and $0.1, for the years ended December 31, 2004, 2003, and 2002, respectively, and earned interest income of $1.3, $0.9, and $2.1 for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, respectively, ILIAC had a $25.0 and $41.4 receivable from ING AIH under this agreement.

*Notes from Affiliate*

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Company's $175.0 Notes Receivable from ING USA bears interest at a rate of 6.257% per year. Any payment of principal and/or interest is subject to the prior approval of the Insurance Commissioner of the state of Iowa. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.

*Tax Sharing Agreements*

ILIAC has a federal tax sharing agreement with IICA, whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

*Capital Transactions and Dividends*

In 2004, ILIAC did not receive any capital contributions. In 2003, ILIAC received $230.0 in cash capital contributions from Lion. In 2002, ILIAC received capital contributions in the form of investments in affiliated mutual funds of $164.3 from HOLDCO.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution.

### 9. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which is due on demand, the Company can borrow up to $125.0 from the Bank. Interest on any borrowing accrues at an annual rate equal to (1) the cost of funds for the Bank for the period applicable for the advance plus .225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, the Company did not have any balances payable to the Bank.

The Company also maintains a perpetual revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to (1) the cost of funds for BONY for the period applicable for the advance plus .35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002. At December 31, 2004 and 2003, the Company did not have any balances payable to BONY.

Also see Reciprocal Loan Agreement in Note 9.

### 10. Reinsurance

At December 31, 2004, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $61.1 and $63.8 as of December 31, 2004 and 2003, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract.  In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $19.3 and $20.4 were maintained for this contract as of December 31, 2004 and 2003, respectively.

The effect of reinsurance on premiums and recoveries for the years ended December 31, 2004, 2003 and 2002, were as follows:

|  | Year ended December 31, | | | | | |
|  | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| Direct premiums | $ | 39.0 | $ | 51.1 | $ | 55.9 |
| Reinsurance assumed |  | - |  | 0.1 |  | - |
| Reinsurance ceded |  | (0.5) |  | (1.1) |  | (2.0) |
| Net premiums | $ | 38.5 | $ | 50.1 | $ | 53.9 |

## 11.    Commitments and Contingent Liabilities

### *Leases*

The Company leases its office space and certain other equipment under operating leases that expire through 2009.

For the years ended December 31, 2004, 2003, and 2002, rent expense for leases was $18.1, $20.8 and $18.1, respectively.  The future net minimum payments under noncancelable leases for the years ended December 31, 2005 through 2009 are estimated to be $16.7, $15.4, $14.0, $1.3, and $0.5, respectively, and $0.1 thereafter.  The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments of $778.2 with an estimated fair value of $778.2.

*Litigation*

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Fund Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

*Other Regulatory Matters*

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

## 12. Other Comprehensive Income

The components of other comprehensive income for the years ended December 31, 2004 and 2003 were as follows:

|  | As of December 31, | |
|  | 2004 | 2003 |
|---|---|---|
| Net unrealized capital gains (losses): | | |
| Fixed maturities | $ 124.6 | $ 108.5 |
| Equity securities | 8.7 | 14.4 |
| Sales inducements | (0.1) | - |
| Other | (8.2) | 51.6 |
| Subtotal | 125.0 | 174.5 |
| Less: Deferred income taxes | 41.2 | 58.5 |
| Net unrealized capital gains | 83.8 | 116.0 |
| Minimum pension liability | (16.7) | - |
| Net accumulated other comprehensive income | $ 67.1 | $ 116.0 |

Net unrealized capital gains allocated to experience-rated contracts of $357.5 and $491.5 at December 31, 2004 and 2003, respectively, are reflected on the Consolidated Balance Sheets in future policy benefits and claims reserves and are not included in shareholder's equity.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

Changes in accumulated other comprehensive income related to changes in net unrealized gains (losses) on securities, including securities pledged, excluding those related to experience-rated contractholders, were as follows:

|  | Year ended December 31, | | |
| --- | --- | --- | --- |
|  | **2004** | **2003** | **2002** |
| Unrealized holding (losses) gains arising during the year [1] | $ 18.6 | $ (48.1) | $ 127.4 |
| Less: reclassification adjustment for gains (losses) and other items included in net income [2] | 50.8 | (46.6) | 65.7 |
| Net unrealized (losses) gains on securities | $ (32.2) | $ (1.5) | $ 61.7 |

(1) Pretax net unrealized holding gains (losses) were $28.6, $(74.0), and $196.0, for the years ended December 31, 2004, 2003, and 2002, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $78.1, $(71.6), and $101.1, for the years ended December 31, 2004, 2003, and 2002, respectively.

### 13.    Reclassifications and Changes to Prior Year Presentation

During 2004, certain changes were made to the 2003 and 2002 Statements of Operations to reflect the correct balances, as follows:

- Certain changes were made to the classification of reinsurance ceded related to certain products, which were included as a reduction to premiums.
- Certain changes were made to the classification of certain annuity and other products, which were included in premium income.
- Certain changes were made to the classification of certain benefits to contractowners, which were included as a reduction to premiums.

In addition, certain reclassifications have been made to conform to the current year presentation.

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

These changes had no impact on net income or shareholder's equity of the Company. We deemed these changes to the Statement of Operations as immaterial, and, as such, have not labeled the Statement of Operations as restated. The following summarizes the corrections to each financial statement line item:

| Year ended 12/31/2003 | Previously Reported 2003 | | Adjustment | | Revised 2003 | |
|---|---|---|---|---|---|---|
| Fee income | $ | 384.3 | $ | 11.5 | $ | 395.8 |
| Premiums | | 95.8 | | (45.7) | | 50.1 |
| Total revenue | | 1,463.7 | | (34.2) | | 1,429.5 |
| Interest credited and other benefits to contractowners | | 757.6 | | (34.2) | | 723.4 |
| Total expense | | 1,248.0 | | (34.2) | | 1,213.8 |

| Year ended 12/31/2002 | Previously Reported 2002 | | Adjustment | | Revised 2002 | |
|---|---|---|---|---|---|---|
| Fee income | $ | 418.2 | $ | 5.7 | $ | 423.9 |
| Premiums | | 98.7 | | (44.8) | | 53.9 |
| Total revenue | | 1,375.4 | | (39.1) | | 1,336.3 |
| Interest credited and other benefits to contractowners | | 746.4 | | (39.1) | | 707.3 |
| Total expense | | 1,289.3 | | (39.1) | | 1,250.2 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**

Also, during 2004, certain changes were made to the 2003 and 2002 Statements of Cash Flows to reflect the correct balances, primarily related to payables for securities purchased, short-term borrowings, and investment contracts.  As a result of these adjustments, we have labeled the Statements of Cash Flows for 2003 and 2002 as restated. The following summarizes the adjustments:

| | Previously Reported | | Adjustment | | Restated | |
|---|---|---|---|---|---|---|
| **Year ended 12/31/2003** | | | | | | |
| Net cash provided by (used for) operating activities | $ | 1,254.8 | $ | (196.5) | $ | 1,058.3 |
| Net cash provided by (used for) financing activities | | 781.1 | | 196.5 | | 977.6 |
| | | | | | | |
| **Year ended 12/31/2002** | | | | | | |
| Net cash provided by (used for) operating activities | $ | 1,527.7 | $ | (132.4) | $ | 1,395.3 |
| Net cash used for investing activities | | (2,152.0) | | (167.3) | | (2,319.3) |
| Net cash provided by (used for) financing activities | | 607.7 | | 299.7 | | 907.4 |

**ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**

**QUARTERLY DATA (UNAUDITED)**

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 consolidated financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected in 2003.

**As Restated**

| 2004 (In millions) | First | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 384.5 | $ | 362.1 | $ | 376.7 | $ | 379.2 |
| Income (loss) before income taxes | | 64.4 | | 54.7 | | 61.3 | | 61.3 |
| Income tax expense (benefit) | | 20.4 | | 17.0 | | (14.3) | | 19.3 |
| Net income | $ | 44.0 | $ | 37.7 | $ | 75.6 | $ | 42.0 |

**As Reported**

| 2004 (In millions) | First | | Second | | Third | |
|---|---|---|---|---|---|---|
| Total revenue | $ | 387.3 | $ | 364.4 | $ | 379.0 |
| Income (loss) before income taxes | | 64.4 | | 54.7 | | 61.3 |
| Income tax expense (benefit) | | 20.4 | | 17.0 | | (14.3) |
| Net income | $ | 44.0 | $ | 37.7 | $ | 75.6 |

**As Restated**

| 2003 (In millions) | First | | Second* | | Third* | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 351.6 | $ | 374.5 | $ | 353.9 | $ | 349.5 |
| Income before income taxes | | 17.5 | | 109.2 | | 25.5 | | 63.5 |
| Income tax expense | | 5.1 | | 35.4 | | 0.6 | | 20.0 |
| Net income | $ | 12.4 | $ | 73.8 | $ | 24.9 | $ | 43.5 |

**As Reported**

| 2003 (In millions) | First | | Second* | | Third* | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 359.2 | $ | 381.3 | $ | 354.7 | $ | 368.5 |
| Income before income taxes | | 17.5 | | 109.2 | | 25.5 | | 63.5 |
| Income tax expense | | 5.1 | | 35.4 | | 0.6 | | 20.0 |
| Net income | $ | 12.4 | $ | 73.8 | $ | 24.9 | $ | 43.5 |

\* Restated